Moscow Bar Association
Russia & CIS Legal Services

Monastyrsky, Zyuba, Stepanov & Partners

[redacted]

07024462

June 13, 2007

VIA DHL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Elliot Staffin, Esq.

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

RECEIVED
2007 JUN 19 A 4: 50

OJSC Sibirtelecom
12g3-2(b) Exemption No. 82-35050

SUPPL

Dear Mr. Staffin:

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of OJSC Sibirtelecom, a company organized under the laws of the Russian Federation (the "Company") and formerly operating under the name "OJSC Electrosvyaz of Novosibirsk", under Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you required any additional information, or if you have any questions, please contact the undersigned at +7-495-2314222.

Kindly acknowledge receipt of this letter by sending confirmation to motritch@mzs.ru / muzyka@mzs.ru or by stamping and returning the enclosed copy of this letter by fax (+7-495-2314223).

Very truly yours,

Mikhail I. Motrich

6/19

tel.: +7(495) 231 4222
fax: +7(495) 231 4223
e-mail: moscow@mzs.ru
internet: http://www.mzs.ru
address: 3/1 Novinsky Boulevard, Moscow 121099, Russia

RECEIVED
2007 JUN 19 A 4:30

Information made public, distributed to security holders or filed with OJSC RTS and MICEX by Sibirtelecom OJSC since applicable date per Rule 12g3-2(b) (since the last submission)

Number Appearing on Attached Exhibit Labels	Description of Information
	Summaries of the Issuer's Quarterly Reports:
I-1	Summary of the Quarterly Report of Sibirtelecom OJSC for 1st Quarter 2007 – **full text of the Quarterly Report in Russian is enclosed herewith.**
	Summaries of Statements regarding information that can influence materially on Sibirtelecom OJSC's securities value:
II-1	Summary of the Statement regarding Information that Can Influence Materially on Sibirtelecom OJSC's Securities Value "On Finding the Material Mistakes in Previously Published and/or Disclosed other way Financial (Accounting) Information of the Company", 08.05.2007
	Summaries of the Communications on the Material Facts of Sibirtelecom OJSC
III-1	Report about a Significant Fact "Information about the Yield Accrued and (or) Paid on Issuer's Securities", "Information about the Time for the Fulfillment of Issuer's Obligations to the Owners of Securities", 27.04.2007
III-2	Summary of the Communication of Sibirtelecom OJSC on the Material Fact "Information on the Facts that Entailed a One-time Increase of the Net Income of Sibirtelecom OJSC by more than 10 Percent", 02.05.2007
III-3	Summary of the Communication of Sibirtelecom OJSC on the Material Fact "Information on the Facts that Entailed a One-time Increase of the Net Income of Sibirtelecom OJSC by more than 10 Percent", 16.05.2007
III-4	Summary of the Communication of Sibirtelecom OJSC on the Material Fact "Information on the Facts that Entailed a One-time Increase of the Net Income of Sibirtelecom OJSC by more than 10 Percent", 16.05.2007
III-5	Summary of the Communication on the Material Fact of Sibirtelecom OJSC "Information on the Decisions of General Meetings of Shareholders", 18.05.2007
III-6	Summary of the Communication on the Material Fact of Sibirtelecom OJSC "Information on the Distribution of Earnings per Paper of the

	Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers", 24.05.2007
	Summaries of the Corporate Issuer's security forms
IV-1	Summary of the Corporate Issuer's security form (common shares, Moscow Interbank Currency Exchange CJSC) – **full text of the Corporate Issuer's Security Form in Russian is enclosed herewith**
IV-2	Summary of the Corporate Issuer's security form (preferred shares, Moscow Interbank Currency Exchange CJSC) – **full text of the Corporate Issuer's Security Form in Russian is enclosed herewith**
IV-3	Summary of the Corporate Issuer's Security Form (common shares, OJSC Stock Exchange "Russian Trading System") – **full text of the Corporate Issuer's Security Form in Russian is enclosed herewith**
IV-4	Summary of the Corporate Issuer's Security Form (preferred shares, OJSC Stock Exchange "Russian Trading System") – **full text of the Corporate Issuer's Security Form in Russian is enclosed herewith**
	Summary of the List of Affiliated Persons and Amendments to the List of Affiliated Persons:
V-1	Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC, 08.05.2007 – **full text of the Amendments in Russian is enclosed herewith**
	Financial Statements:
VI-1	Balance Sheet as of 31 December 2006
VI-2	Profit and Loss Statement for 2006
VI-3	Capital Flaw Statement for 2006
VI-4	Cash Flaw Statement for 2006
VI-5	Annex to the Balance Sheet as of 31 December 2006
VI-6	Balance Sheet as for Q1 2007
VI-7	Profit and Loss Statement for Q1 2007
	Other documents
VII-1	Press-release "Sibirtelecom OJSC presents its results for the 1st quarter of 2007 according to Russian Accounting Standards", 03.05.2007
VII-2	Press-release "About alterations in the Financial Statements of Sibirtelecom OJSC", 08.05.2007
VII-3	Press-release "The Board of Directors of Sibirtelecom OJSC Gave Recommendations for the Annual General Meeeting", 08.05.2007
VII-4	Note of the net assets value of Sibirtelecom OJSC on 31.03.2007

I-1

Summary
of the Quarterly Report of Sibirtelecom OJSC for 1st Quarter 2007
(the "Quarterly Report")

The Quarterly Report contains certain basic information about Sibirtelecom OJSC (the "**Issuer**"):

- Full name: Sibirtelecom Open Joint-Stock Company;
- Address: 53, M. Gorky St., Novosibirsk, Russia;
- Date of state registration: 30 May, 1994; number of state registration certificate: ГР 1161.

The Quarterly Report includes information concerning the Issuer's accountant, financial counselors, members of the Issuer's management bodies, including financial control bodies, as well as information regarding Issuer's employees and a full list of Issuer's bank accounts. The Issuer's accountant is KPMG CJSC. Financial counselor is Federal Fund Corporation OJSC and Investment Company AVK CJSC

The Quarterly Report provides certain information about Issuer's financial activity and position in Q1 2007. Market capitalization of the Issuer as calculated on the basis of the market value of common shares and preferred shares as at the end of Q1 2007 stood at RUR 47,144,301,525. The total number of Issuer's common registered shares as at that date was 12,011,401,829.

Full text of Q1 2007 quarterly financial statements and profit and losses statements are enclosed herewith.

The Quarterly Report includes detailed information about Issuer's position in the telecommunications industry.

The Issuer's long-term goals are to maintain leading positions in the markets of fixed-line local and zone communication telephony, strengthening positions in the markets of Internet services and data transfer, extending participation of the Issuer's affiliates in the market of mobile communication within Siberian Federal District.

The main goals for the purpose of the Issuer promotion:

1. Maintaining 80% of the markets of fixed-line local by means of extending telephone numbering capacity. Improving the quality of services through degitalisation.
2. Increasing the traditional telephone services revenue by rendering new types of services.
3. Maintaining 80% of the zone communication market, rendering services in the long-distance communication market as an agent of national telecommunication companies.
4. Obtaining and maintaining not less then 50% of the Internet services market through development of connection infrastructure and wire-connected (ADSL, SHDSL) and wireless access (Wi-Fi, Wi-Max).
5. Securing 15% participation in the mobile communication number through developing branch and affiliates activity.

The Issuer's authorized and paid in capital as at the end of Q1 2006 stood at RUR 2,387,973,276.45.

The key shareholders of the Issuer are:

- Svyazinvest OJSC owning 50.67% of its common stock (or 38.23% of the total authorized capital);
- ING Bank (Eurasia) CJSC, Depository Clearing Company CJSC and Nonprofit Partnership National Depositary Center owning 20.67%, 5.7% and 8.08% of all company's shares respectively.

According to the Quarterly Report, during Q1 2007 the Board of Directors of the Issuer approved transactions in the aggregate amount of RUR 32,014,019.

Further, the Quarterly Report comprises information concerning the Issuer's shares and previous issue of securities. No issue of securities by the Issuer took place during the reporting period.

Full text of the Quarterly Report in Russian is enclosed herewith.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

Открытое акционерное общество «Сибирьтелеком»

Код эмитента: 00195-А

за I квартал 2007 года

Место нахождения: Россия, г. Новосибирск, ул. М. Горького, 53

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор ___ мая 2007г.	________ подпись	________ А.И. Исаев
Главный бухгалтер ___ мая 2007г.	________ подпись М.П.	________ Г.И. Хвощинская

Контактное лицо: начальник отдела ценных бумаг и работы с акционерами – Банникова Людмила Григорьевна
Телефон: (383) 219-11-95 Факс: (383) 223-54-45
Адрес страницы в сети Интернет, на которой раскрывается информация, содержащаяся в настоящем ежеквартальном отчете: www.sibirtelecom.ru/investor/archot.php

Оглавление

Введение

Полное фирменное наименование эмитента:
Открытое акционерное общество «Сибирьтелеком» *(далее – Эмитент, Общество)*
Open Joint-Stock Company Sibirtelecom

Сокращенное наименование эмитента:
ОАО «Сибирьтелеком»
OJSC Sibirtelecom

Место нахождения эмитента:
Россия, г. Новосибирск, ул. М.Горького,53

Номера контактных телефонов эмитента, адрес электронной почты:
Тел.: ***(383) 219-11-06; 219-11-69*** Факс: ***(383) 223-54-45***
Адрес электронной почты: ***office@sibirtelecom.ru***

Адрес страницы в сети "Интернет", на которой публикуется полный текст ежеквартального отчета эмитента: ***www.sibirtelecom.ru/investor/archot.php***

Основания возникновения у эмитента обязанности осуществлять раскрытие информации в форме ежеквартального отчета:
а) в отношении ценных бумаг ОАО «Сибирьтелеком» осуществлена регистрация проспекта ценных бумаг;
б) ОАО «Сибирьтелеком» является акционерным обществом, созданным при приватизации государственного предприятия, в соответствии с планом приватизации, утвержденным в установленном порядке и являвшимся на дату его утверждения проспектом эмиссии акций эмитента, так как план приватизации предусматривал возможность отчуждения акций эмитента более чем 500 приобретателям.

Настоящий ежеквартальный отчет содержит оценки и прогнозы уполномоченных органов управления эмитента касательно будущих событий и/или действий, перспектив развития отрасли экономики, в которой эмитент осуществляет основную деятельность, и результатов деятельности эмитента, в том числе планов эмитента, вероятности наступления определенных событий и совершения определенных действий. Инвесторы не должны полностью полагаться на оценки и прогнозы органов управления эмитента, так как фактические результаты деятельности эмитента в будущем могут отличаться от прогнозируемых результатов по многим причинам. Приобретение ценных бумаг эмитента связано с рисками, описанными в настоящем ежеквартальном отчете.

I. Краткие сведения о лицах, входящих в состав органов управления эмитента, сведения о банковских счетах, об аудиторе, оценщике и о финансовом консультанте эмитента, а также об иных лицах, подписавших ежеквартальный отчет.

1.1. Лица, входящие в состав органов управления эмитента.

Совет директоров:

Председатель Совета директоров
Чечельницкий Евгений Александрович, 1973 г.р.

Члены Совета директоров:
Беляев Константин Владимирович, 1968 г.р.
Бескоровайный Андрей Владимирович, 1958 г.р.
Ермолич Александр Аркадьевич, 1950 г.р.
Забузова Елена Викторовна, 1950 г.р.
Кузнецов Сергей Иванович, 1953 г.р.
Коваленко Геннадий Иванович, 1946 г.р.
Никулин Анатолий Иванович, 1950 г.р.
Репин Игорь Николаевич, 1966 г.р.
Ситников Сергей Георгиевич, 1949 г.р.
Статьин Владимир Анатольевич, 1959 г.р.

Коллегиальный исполнительный орган (правление):

Члены Правления:
Борзенко Иван Иванович, 1951 г.р.
Гриб Анатолий Викторович, 1961 г.р.
Дадыкин Иван Витальевич, 1960 г.р.
Киричек Нина Ивановна, 1948 г.р.
Никулин Анатолий Иванович, 1950 г.р.
Ноздрин Владимир Викторович, 1950 г.р.
Хвощинская Галина Ивановна, 1965 г.р.
Шаповалов Владимир Николаевич, 1962 г.р.
Шейфер Александр Андреевич, 1952 г.р.

Единоличный исполнительный орган (генеральный директор):

Обязанности генерального директора с 04 марта 2005 г. по 05 марта 2007 г. исполнял
Никулин Анатолий Иванович, 1950 г.р.

02.04.2007г. на должность генерального директора ОАО «Сибирьтелеком» назначен:
Исаев Александр Иванович, 1953 г.р. *(протокол заседания Совета директоров от 02.04.2007г. № 19).*

1.2. Сведения о банковских счетах эмитента.

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Центральное ОСБ №139 СБ РФ***
ИНН: ***7707083893***
БИК: ***45004641***
Корреспондентский счет: ***30101810500000000641***

Тип и номер счета эмитента: ***расчетный 40702810144070102945***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Байкальский банк СБ РФ***
ИНН: ***7707083893***
БИК: ***42520607***
Корреспондентский счет: ***30101810900000000607***
Тип и номер счета эмитента: ***расчетный 40702810118020101326***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Читинское ОСБ № 8600 СБ РФ***
ИНН: ***7707083893***
БИК: ***47601637***
Корреспондентский счет: ***30101810500000000637***
Тип и номер счета эмитента: ***расчетный 40702810474000103958***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Кемеровское ОСБ № 8615 СБ РФ***
ИНН: ***7707083893***
БИК: ***43207612***
Корреспондентский счет: ***30101810200000000612***
Тип и номер счета эмитента: ***расчетный 40702810226020102800***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Томское ОСБ № 8616 СБ РФ***
ИНН: ***7707083893***
БИК: ***46902606***
Корреспондентский счет: ***30101810800000000606***
Тип и номер счета эмитента: ***расчетный 40702810464010136540***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Бурятское ОСБ № 8601 СБ РФ***
ИНН: ***7707083893***
БИК: ***48142604***
Корреспондентский счет: ***30101810400000000604***
Тип и номер счета эмитента: ***расчетный 40702810509160106598***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***

Место нахождения: *г. Москва, ул. Вавилова, 19*
Подразделение банка, в котором открыт счет: ***Алтайский банк СБ РФ***
ИНН: *7707083893*
БИК: *40173604*
Корреспондентский счет: *30101810200000000604*
Тип и номер счета эмитента: *расчетный 40702810602020001850*

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: *г. Москва, ул. Вавилова, 19*
Подразделение банка, в котором открыт счет: ***Восточно-Сибирский банк СБ РФ***
ИНН: *7707083893*
БИК: *40407627*
Корреспондентский счет: *30101810800000000627*
Тип и номер счета эмитента: *расчетный 40702810731280113856*

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: *г. Москва, ул. Вавилова, 19*
Подразделение банка, в котором открыт счет: ***Омское ОСБ № 8634 СБ РФ***
ИНН: *7707083893*
БИК: *45209673*
Корреспондентский счет: *30101810900000000673*
Тип и номер счета эмитента: *расчетный 40702810345000104357*

Полное фирменное наименование банка: ***Открытое акционерное общество коммерческий банк "Акцепт"***
Сокращенное фирменное наименование: ***ОАО КБ "Акцепт"***
Место нахождения: *г. Новосибирск, ул. Советская, 14*
ИНН: *5405114781*
БИК: *45004815*
Корреспондентский счет: *30101810200000000815*
Тип и номер счета эмитента: *расчетный 40702810000000001568*

1.3. Сведения об аудиторе (аудиторах) эмитента.

Полное наименование: ***Закрытое акционерное общество «КПМГ»***
Сокращенное наименование: ***ЗАО «КПМГ»***
Место нахождения ***Российская Федерация, г. Москва, Олимпийский проспект д. 18/1, ком. 3035***
ИНН: *7702019950*
Тел.: *(495) 937 44 77* Факс: *(495) 937 44 00*

Данные о лицензии аудитора:
Номер лицензии: *Е 003330*
Дата выдачи: *17.01.2003*
Срок действия: *17.01.2008*
Орган, выдавший лицензию: ***Министерство финансов РФ***

Сведения о членстве аудитора в коллегиях, ассоциациях или иных профессиональных объединениях (организациях): ***Член аудиторской палаты России, Член Института профессиональных бухгалтеров и аудиторов России.***

Финансовый год (годы), за который (за которые) аудитором проводилась независимая проверка бухгалтерского учета и финансовой (бухгалтерской) отчетности эмитента: *2006 год.*

Факторы, которые могут оказать влияние на независимость аудитора от эмитента и меры, предпринятые эмитентом и аудитором для снижения влияния указанных факторов:
Согласно статьи 12 Федерального закона «Об аудиторской деятельности» №119-ФЗ от 07.08.2001 года, аудит не может осуществляться:
1) аудиторами, являющимися учредителями (участниками) аудируемых лиц, их руководителями, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;
2) аудиторами, состоящими с учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности, в близком родстве (родители, супруги, братья, сестры, дети, а также братья, сестры, родители и дети супругов);
3) аудиторскими организациями, руководители и иные должностные лица которых являются учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;
4) аудиторскими организациями, руководители и иные должностные лица которых состоят в близком родстве (родители, супруги, братья, сестры, дети, а также братья, сестры, родители и дети супругов) с учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;
5) аудиторскими организациями в отношении аудируемых лиц, являющихся их учредителями (участниками), в отношении аудируемых лиц, для которых эти аудиторские организации являются учредителями (участниками), в отношении дочерних организаций, филиалов и представительств указанных аудируемых лиц, а также в отношении организаций, имеющих общих с этой аудиторской организацией учредителей (участников);
6) аудиторскими организациями и индивидуальными аудиторами, оказывавшим в течение трех лет, непосредственно предшествовавших проведению аудиторской проверки, услуги по восстановлению и ведению бухгалтерского учета, а также по составлению финансовой (бухгалтерской) отчетности физическим и юридическим лицам, - в отношении этих лиц.
Факторы, которые могут оказать влияние на независимость аудитора от Эмитента: ***отсутствуют.***
Наличие долей участия аудитора (должностных лиц аудитора) в уставном капитале эмитента: ***нет.***
Предоставление заемных средств аудитору (должностным лицам аудиторов) эмитентом: ***нет.***
Наличие тесных деловых взаимоотношений (участие в продвижении продукции (услуг) эмитента, участие в совместной предпринимательской деятельности и т.д.), а также родственных связей: ***нет.***
Сведения о должностных лицах эмитента, являющихся одновременно должностными лицами аудитора: ***таких лиц нет.***
Порядок выбора аудитора эмитента:
Наличие процедуры тендера, связанного с выбором аудитора: ***имеется.***
Процедура выдвижения кандидатуры аудитора для утверждения собранием акционеров:
В соответствии со ст. 17 Устава общества: «Для проверки и подтверждения правильности годовой финансовой отчетности Общество ежегодно привлекает профессионального аудитора, не связанного имущественными интересами с Обществом или его акционерами.
Аудитор осуществляет проверку финансово-хозяйственной деятельности Общества в соответствии с правовыми актами Российской Федерации на основании заключаемого с ним договора».
Выбор кандидатуры аудитора осуществляется в соответствии с Положением о порядке проведения конкурса по выбору аудиторской организации для обязательной аудиторской проверки ведения бухгалтерского учета и финансовой отчетности ОАО «Сибирьтелеком», утвержденным советом директоров (протокол № 18 от 21.02.06).
Вопрос о выборе аудитора включается в повестку дня годового общего собрания акционеров.
Общее собрание акционеров утверждает аудитора Общества. Условия договора, заключаемого с аудитором, в том числе размер оплаты его услуг, утверждаются Советом директоров Общества.
Существенных интересов, связывающих аудитора (должностных лиц аудитора) с эмитентом (должностными лицами эмитента) ***нет.***

Порядок определения размера вознаграждения аудитора, фактический размер вознаграждения, выплачиваемого аудитору по итогам каждого финансового года, за который проводилась независимая проверка бухгалтерского учета и финансовой (бухгалтерской) отчетности эмитента:
Сумма вознаграждения аудитора основывается на ряде факторов, включая фактически затраченное аудитором время на оказание услуг по договору, сложность и значение предоставляемых услуг и почасовых ставок, соответствующих должностям привлеченных специалистов. Условия договора, заключаемого с аудитором, в том числе размер оплаты его услуг, утверждаются Советом директоров Общества (в соответствии со статьей 13, пунктом 13.4.17 Устава Эмитента).
Отсроченные и просроченные платежи за оказанные аудитором услуги: ***отсутствуют.***

1.4. Сведения об оценщике эмитента.

Для определения рыночной стоимости размещенных эмитентом ценных бумаг, находящихся в обращении, рыночной стоимости основных средств или недвижимого имущества эмитента, оказания иных услуг по оценке, связанных с осуществлением эмиссии ценных бумаг эмитента, оценщик ***не привлекался.***

1.5. Сведения о консультантах эмитента.

1. Полное фирменное наименование финансового консультанта на рынке ценных бумаг:
Открытое акционерное общество "Федеральная фондовая корпорация"
Сокращенное фирменное наименовании: ***ОАО "Федеральная фондовая корпорация"***
Место нахождения: ***119034, Россия, г. Москва, ул. Остоженка, 25***
ИНН: ***7706024711***
Телефон: ***(495) 737-86-30***
Факс: ***(495) 737-86-32***
Номер лицензии на осуществление брокерской деятельности на рынке ценных бумаг:
077-06174-100000
Дата выдачи лицензии на осуществление брокерской деятельности на рынке ценных бумаг: ***29.08.2003***
Срок действия лицензии на осуществление брокерской деятельности на рынке ценных бумаг: ***без ограничения срока действия***
Орган, выдавший указанную лицензию на осуществление брокерской деятельности на рынке ценных бумаг: ***Федеральная комиссия по рынку ценных бумаг России***
Номер лицензии на осуществление дилерской деятельности на рынке ценных бумаг:
077-06178-010000
Дата выдачи лицензии на осуществление дилерской деятельности на рынке ценных бумаг: ***29.08.2003***
Срок действия лицензии на осуществление дилерской деятельности на рынке ценных бумаг:
без ограничения срока действия
Орган, выдавший указанную лицензию на осуществление дилерской деятельности на рынке ценных бумаг: ***Федеральная комиссия по рынку ценных бумаг России***
Адрес страницы в сети "Интернет", которая используется финансовым консультантом для раскрытия информации об эмитенте: ***www.fscorp.ru***
Услуги, оказываемые финансовым консультантом при подготовке проспекта ценных бумаг:

1. ***оказание содействия Эмитенту при подготовке проспекта Облигаций;***
2. ***подписание проспекта ценных бумаг, а также документации, которая может потребоваться Эмитенту для организации обращения и, если применимо, размещения Облигаций у организаторов торговли (после надлежащей проверки и получения соответствующих письменных заверений Эмитента в достоверности и полноте всей информации, содержащейся в проспекте ценных бумаг, за исключением части, подтверждаемой аудитором и/или оценщиком);***
3. ***осуществление контроля за соблюдением требований федеральных законов и иных нормативных правовых актов, в том числе требований к рекламе и порядку раскрытия информации, включая мониторинг раскрытия информации на этапах эмиссии ценных бумаг, а также за соблюдением условий размещения, предусмотренных решением о выпуске Облигаций;***
4. ***подписание отчета об итогах выпуска ценных бумаг;***

5. предоставление консультаций по вопросам, связанным с подготовкой решения о выпуске ценных бумаг, проспекта ценных бумаг, отчета об итогах выпуска ценных бумаг, иной документации, связанной с выпуском, размещением, организацией обращения Облигаций, а также по текущим вопросам в ходе эмиссии Облигации;

6. предоставление консультаций по вопросам, связанным с подготовкой решений органов управления Эмитента, сопровождающим выпуск, размещение облигаций (решение о размещении, одобрение сделки с заинтересованностью, одобрение крупной сделки, утверждение решения о выпуске ценных бумаг, утверждение отчета об итогах выпуска ценных бумаг и пр.);

7. предоставление консультаций по российскому праву по вопросам выпуска корпоративных облигаций и по требованиям законодательства о раскрытии информации при эмиссии ценных бумаг.

Иные лица, оказывающие эмитенту консультационные услуги, связанные с осуществлением эмиссии ценных бумаг, и подписавшие проспект ценных бумаг, представляемый для регистрации, а также иной зарегистрированный проспект находящихся в обращении ценных бумаг эмитента, отсутствуют.

2. Полное и сокращенное фирменные наименования финансового консультанта: ***Закрытое акционерное общество «Инвестиционная компания АВК», ЗАО «ИК АВК»***

Место нахождения: ***191025, Санкт-Петербург, Невский проспект, 102***

Номер телефона: ***(812) 327 3399***

Номер факса: ***(812) 237-06-50***

Адрес страницы в сети "Интернет", которая используется финансовым консультантом для раскрытия информации об эмитенте: ***http://www.avk.ru***

Номер, дата выдачи и срок действия лицензии на осуществление профессиональной деятельности на рынке ценных бумаг, орган, выдавший указанную лицензию:

Лицензия профессионального участника рынка ценных бумаг на осуществление брокерской деятельности № 178-03255-100000 от 29 ноября 2000 г. срок действия не ограничен, выдана ФКЦБ России;

Лицензия профессионального участника рынка ценных бумаг на осуществление дилерской деятельности № 178-03343-010000 от 29 ноября 2000 г. срок действия не ограничен, выдана ФКЦБ России

Услуги, оказываемые финансовым консультантом при подготовке проспекта ценных бумаг:

1. Подготовка документов, необходимых для государственной регистрации выпуска облигаций, в том числе:

- ***Подготовка проспекта ценных бумаг для регистрации в ФСФР России.***
- ***Подготовка отчета об итогах выпуска облигаций для регистрации в ФСФР России.***

2. Консультирование по вопросам, связанным с принятием уполномоченными органами всех решений, необходимых для организации выпуска облигаций в соответствии с законодательством Российской Федерации, раскрытия обществом информации в связи с организацией выпуска облигаций, подготовкой проспекта ценных бумаг (облигаций) и отчета об итогах выпуска облигаций.

3. Консультирование по вопросам формирования пакета документов для регистрации решения о выпуске облигаций, проспекта ценных бумаг (облигаций) и отчета об итогах выпуска облигаций.

4. Предоставление иных услуг, которые, в соответствии с действующим на дату предоставления услуги законодательством о рынке ценных бумаг должны предоставляться участниками рынка ценных бумаг, оказывающими услуги финансового консультанта на рынке ценных бумаг. В том числе Финансовый консультант предоставляет следующие услуги:

- ***Подписание проспекта ценных бумаг;***
- ***Осуществление проверки раскрытия информации об утверждении решения о выпуске облигаций на соответствие требованиям федеральных законов и нормативных правовых актов уполномоченного регистрирующего органа;***
- ***Подписание отчета об итогах выпуска облигаций.***

Иные лица, оказывающие эмитенту консультационные услуги, связанные с осуществлением эмиссии ценных бумаг, и подписавшие проспект ценных бумаг, представляемый для государственной регистрации, а также иной зарегистрированный проспект находящихся в обращении ценных бумаг эмитента, отсутствуют.

1.6. Сведения об иных лицах, подписавших ежеквартальный отчет.

Ежеквартальный отчет подписан только должностными лицами эмитента.

II. Основная информация о финансово - экономическом состоянии эмитента.

2.1. Показатели финансово - экономической деятельности эмитента

Показатели финансово-экономической деятельности эмитента:

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	на 31.12.2002г.	на 31.12.2003г.	на 31.12.2004г.	на 31.12.2005г.	на 31.12.2006г.	на 31.03.2007г.
Стоимость чистых активов эмитента, тыс. руб.	9 037 995	10 289 818	10 638 931	11 217 564	12 206 950	13 058 260
Отношение суммы привлеченных средств к капиталу и резервам, %	57,59	100	140	163	171	158
Отношение суммы краткосрочных обязательств к капиталу и резервам, %	47,2	51,1	75	72	79	63
Покрытие платежей по обслуживанию долгов, %	9 500	47	45	36	46	59
Уровень просроченной задолженности, %	5,08	2,08	1,10	0,9	0,1	0,1
Оборачиваемость дебиторской задолженности, раз	6,68	8,3	8,54	9,28	8,06	1,76
Доля дивидендов в прибыли, %	18,6	7,5	26,7	25,9	*	*
Производительность труда, руб./чел.	245 982	329 293	414 297	515 112	582 250	174 316
Амортизация к объему выручки, %	6,2	6,6	10,3	11,5	12,8	13,2

Примечания к таблице:

При расчёте показателей за 2002 г. учитывались показатели базовой организации (Эмитента) и присоединённых компаний за период с 01.01.2002 г. по 31.12.2002 г., полученные построчным суммированием показателей базовой организации и соответствующих показателей присоединённых организаций за период с 01.01.2002 г. по дату реорганизации.

* - информация не может быть представлена, т.к. решение о выплате дивидендов будет принято Общим собранием акционеров эмитента в июне 2007г.

Для расчета приведенных показателей использовалась методика, рекомендованная федеральным органом исполнительной власти по рынку ценных бумаг.

Чистые активы рассчитаны в соответствии с порядком оценки стоимости чистых активов акционерного общества, утвержденным Приказом Минфина России № 10н и ФКЦБ России № 03-6/пз от 29 января 2003 г.

Анализ платежеспособности и финансового положения эмитента на основе экономического анализа динамики приведенных показателей:

На протяжении рассматриваемого периода наблюдается устойчивый рост капитала Эмитента – об этом свидетельствует ежегодное повышение стоимости его чистых активов. Чистые активы общества являются нормативно урегулированным показателем, позволяющим определить стоимость имущества организации, не обремененного обязательствами. Стоимость чистых активов Эмитента возрастает благодаря ежегодной капитализации большей части прибыли.

Показатели отношения суммы привлеченных средств к сумме капитала и резервов и отношения краткосрочных пассивов к сумме капитала и резервов являются индикаторами

финансовой зависимости Эмитента: чем меньше эти показатели, тем выше финансовая независимость и тем меньше финансовый рычаг. Поскольку в течение последних 4-х лет довольно высокими темпами рос уровень привлекаемых Обществом средств, то, несмотря на существенный рост капитала, отмечается рост долговой нагрузки Эмитента. В 1-м квартале капитал прирос на 7%, обязательства сократились на 1,2%, что повлияло на улучшение финансовой автономии и соответствующих показателей.

Показатели оборачиваемости дебиторской задолженности свидетельствуют об удовлетворительном уровне платежной дисциплины контрагентов Эмитента. Ускорение оборачиваемости дебиторской задолженности в 2003-2005 годах связано с улучшением платежной дисциплины покупателей в результате планомерной работы соответствующих служб и отделов Эмитента с должниками, внедрения новой системы расчетов с абонентами, ужесточения мер в случае несвоевременного поступления платежей от покупателей.

В 2006 году оборачиваемость дебиторской задолженности составила 8,06 об., что равнозначно 45 дням. В 1-м квартале 2007 г. оборачиваемость составила 1,76 об., т.е. около 52 дней. Пояснения в части ухудшения оборачиваемости дебиторской задолженности могут быть представлены департаментом обслуживания клиентов и работы с клиентской задолженностью.

Производительность труда в течение 5 лет возрастала ежегодно, с 2002 года по 2006 год увеличилась в 2,4 раза и на конец 1 квартала 2007 года составила 174 316 руб. на 1-го сотрудника (в годовом исчислении – 697 264 руб.). Это обусловлено увеличением объемов деятельности эмитента и оптимизацией численности персонала. Ежегодное повышение данного показателя характеризует эффективность использования трудовых ресурсов Эмитента.

Доля амортизации за анализируемый период возрастает. Столь высокий уровень амортизации в выручке обусловлен тем, что эмитент функционирует в фондоемкой отрасли, доля основных средств в структуре активов эмитента составляет около 70%, а также оказывает влияние активная инвестиционная политика эмитента, одним из источников финансирования которой выступает лизинг. По оборудованию, получаемому в лизинг, эмитентом применяется повышенный коэффициент амортизации.

2.2. Рыночная капитализация эмитента.

Рыночная капитализация эмитента по состоянию на 31.12.2002г.:

Рыночная капитализация эмитента по состоянию на 31.12.2002г., рассчитанная по обыкновенным акциям – ***10 094 141 869 руб.***

Количество обыкновенных акций эмитента на 31.12.2002г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,84038 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2002г., рассчитанная по привилегированным акциям – ***1 889 486 572 руб.***

Количество привилегированных акций эмитента на 31.12.2002г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,48344 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2002г., рассчитанная по обыкновенным и привилегированным акциям - ***11 983 628 441 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2003г.:

Рыночная капитализация эмитента по состоянию на 31.12.2003г., рассчитанная по обыкновенным акциям – ***11 385 007 224 руб.***

Количество обыкновенных акций эмитента на 31.12.2003г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,94785 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2003г., рассчитанная по привилегированным акциям – ***2 536 095 579 руб.***

Количество привилегированных акций эмитента на 31.12.2003г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,64888 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2003г., рассчитанная по обыкновенным и привилегированным акциям - ***13 921 102 802 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2004г.:

Рыночная капитализация эмитента по состоянию на 31.12.2004г., рассчитанная по обыкновенным акциям – ***18 618 753 861 руб.***

Количество обыкновенных акций эмитента на 31.12.2004г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***1,55009 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2004г., рассчитанная по привилегированным акциям – ***3 990 731 339 руб.***

Количество привилегированных акций эмитента на 31.12.2004г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***1,02106 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2004г., рассчитанная по обыкновенным и привилегированным акциям – ***22 609 485 201 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2005г.:

Рыночная капитализация эмитента по состоянию на 31.12.2005г., рассчитанная по обыкновенным акциям – ***25 835 684 536 руб.***

Количество обыкновенных акций эмитента на 31.12.2005г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента на 31.12.2005г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система»[1] и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***2,15093 руб.***

---

[1] прежнее наименование Открытое акционерное общество «Фондовая биржа РТС»

Рыночная капитализация эмитента по состоянию на 31.12.2005г., рассчитанная по привилегированным акциям – ***7 389 688 805 руб.***

Количество привилегированных акций эмитента на 31.12.2005г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента на 31.12.2005г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система»[1] и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***1,89071 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2005г., рассчитанная по обыкновенным и привилегированным акциям – ***33 225 373 341 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2006г.:

Рыночная капитализация эмитента по состоянию на 31.12.2006г., рассчитанная по обыкновенным акциям – ***35 517 474 980 руб.***

Количество обыкновенных акций эмитента на 31.12.2006г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента на 31.12.2006г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – 2,95698 руб.

Рыночная капитализация эмитента по состоянию на 31.12.2006г., рассчитанная по привилегированным акциям – ***9 154 809 451 руб.***

Количество привилегированных акций эмитента на 31.12.2006г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента на 31.12.2006г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – 2,34233 руб.

Рыночная капитализация эмитента по состоянию на 31.12.2006г., рассчитанная по обыкновенным и привилегированным акциям – ***44 672 284 431 руб.***

Рыночная капитализация эмитента по состоянию на 31.03.2007г.:

Рыночная капитализация эмитента по состоянию на 31.03.2007г., рассчитанная по обыкновенным акциям – ***38 351 685 356 руб.***

Количество обыкновенных акций эмитента на 31.03.2007г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента на 31.03.2007г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – 3,19294 руб.

Рыночная капитализация эмитента по состоянию на 31.03.2007г., рассчитанная по привилегированным акциям – ***8 792 616 169 руб.***

Количество привилегированных акций эмитента на 31.03.2007г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента на 31.03.2007г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – 2,24966 руб.

Рыночная капитализация эмитента по состоянию на 31.03.2007г., рассчитанная по обыкновенным и привилегированным акциям – *47 144 301 525 руб.*

2.3. Обязательства эмитента.

2.3.1. Кредиторская задолженность.

Структура кредиторской задолженности Эмитента:

на 31.12.2006г.

Наименование кредиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
Кредиторская задолженность перед поставщиками и подрядчиками, руб.	2 728 398 000	376 850 025
в том числе просроченная, руб.	10 569 000	-
Кредиторская задолженность перед персоналом организации, руб.	127 481 000	-
в том числе просроченная, руб.	-	-
Кредиторская задолженность перед бюджетом и государственными внебюджетными фондами, руб.	247 843 000	372 710
в том числе просроченные, руб.	-	-
Кредиты, руб.	1 598 037 000	3 027 367 000
в том числе просроченные, руб.	-	-
Займы, всего, руб.	2 236 492 000	7 000 000 000
в том числе просроченные, руб.	-	-
в том числе облигационные займы, руб.	2 000 000 000	7 000 000 000
в том числе просроченные облигационные займы, руб.	-	-
Прочая кредиторская задолженность, руб.	2 650 115 000	710 860 000
в том числе просроченные, руб.	-	-
Итого, руб.	9 588 366 000	11 115 449 735
в том числе просроченная, руб.	10 569 000	-

на 31.03.2007г.

Наименование кредиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
Кредиторская задолженность перед поставщиками и подрядчиками, руб.	1 475 330 000	273 413 520
в том числе просроченная, руб.	23 373 000	-
Кредиторская задолженность перед персоналом организации, руб.	512 795 000	-
в том числе просроченная, руб.	-	-
Кредиторская задолженность перед бюджетом и государственными внебюджетными фондами, руб.	432 382 000	348 100
в том числе просроченные, руб.	-	-
Кредиты, руб.	1 602 904 000	4 324 257 000
в том числе просроченные, руб.	-	-
Займы, всего, руб.	2 243 968 000	7 000 000 000
в том числе просроченные, руб.	-	-
в том числе облигационные займы, руб.	2 000 000 000	7 000 000 000
в том числе просроченные облигационные займы, руб.	-	-
Прочая кредиторская задолженность, руб.	1 876 836 000	711 882 000
в том числе просроченные, руб.	-	-
Итого, руб.	8 144 215 000	12 309 900 620
в том числе просроченная, руб.	23 373 000	-

Просроченная кредиторская задолженность на 31.12.2006г.:

1. Договор № 74-02-2006 от 10.03.06, заключенный с ЗАО «Открытые технологии 98»

Причины неисполнения: *недостаток оборотных средств*

Последствия, которые наступили или могут наступить в будущем для эмитента вследствие указанных неисполненных обязательств: *договором предусмотрена ответственность*

ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) - 0,03% за каждый день просрочки.
Санкции, налагаемые на эмитента: ***фактически штрафные санкции кредитором не выставлялись.***
Срок (предполагаемый срок) погашения просроченной кредиторской задолженности: ***задолженность погашена***
2. Договор № 630/12-2005 от 02.03.06, заключенный с ЗАО «Открытые технологии 98»
Причины неисполнения: ***недостаток оборотных средств***
Последствия, которые наступили или могут наступить в будущем для эмитента вследствие указанных неисполненных обязательств: ***договором предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) - 0,03% за каждый день просрочки.***
Санкции, налагаемые на эмитента: ***фактически штрафные санкции кредитором не выставлялись.***
Срок (предполагаемый срок) погашения просроченной кредиторской задолженности: ***задолженность погашена***
3. Договор № 2478 от 01.03.06, заключенный с ЗАО «Открытые технологии 98»
Причины неисполнения: ***недостаток оборотных средств***
Последствия, которые наступили или могут наступить в будущем для эмитента вследствие указанных неисполненных обязательств: ***договором предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) - 0,03% за каждый день просрочки.***
Санкции, налагаемые на эмитента: ***фактически штрафные санкции кредитором не выставлялись.***
Срок (предполагаемый срок) погашения просроченной кредиторской задолженности: ***задолженность погашена***
4. Договор № 2400 от 11.01.06, заключенный с ОАО «Трест «Связьстрой-6»
Причины неисполнения: ***недостаток оборотных средств***
Последствия, которые наступили или могут наступить в будущем для эмитента вследствие указанных неисполненных обязательств: ***договором предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) - 0,03% за каждый день просрочки.***
Санкции, налагаемые на эмитента: ***фактически штрафные санкции кредитором не выставлялись.***
Срок (предполагаемый срок) погашения просроченной кредиторской задолженности: ***задолженность погашена***

Просроченная кредиторская задолженность на 31.03.2007г.:
1. Договор № 2400 от 11.01.06, заключенный с ОАО «Трест «Связьстрой-6»
Причины неисполнения: ***недостаток оборотных средств***
Последствия, которые наступили или могут наступить в будущем для эмитента вследствие указанных неисполненных обязательств: ***договором предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) - 0,03% за каждый день просрочки.***
Санкции, налагаемые на эмитента: ***фактически штрафные санкции кредитором не выставлялись.***
Срок (предполагаемый срок) погашения просроченной кредиторской задолженности: ***задолженность будет погашена в мае – июне 2007 года.***
2. Договор № 4-VPN/04/04 от 04.04.06, заключенный с ОАО «РТКомм РУ»
Причины неисполнения: ***недостаток оборотных средств***
Последствия, которые наступили или могут наступить в будущем для эмитента вследствие указанных неисполненных обязательств: ***договором предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) - 0,05% за каждый день просрочки.***
Санкции, налагаемые на эмитента: ***фактически штрафные санкции кредитором не выставлялись.***
Срок (предполагаемый срок) погашения просроченной кредиторской задолженности: ***задолженность оплачена в апреле 2007 г.***
3. Договор № 789/06 от 01.01.06, заключенный с ООО «Фирма «Карат-связь-96»
Причины неисполнения: ***недостаток оборотных средств***
Последствия, которые наступили или могут наступить в будущем для эмитента вследствие указанных неисполненных обязательств: ***договором предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) - 0,03% за каждый день просрочки.***
Санкции, налагаемые на эмитента: ***фактически штрафные санкции кредитором не выставлялись.***

Срок (предполагаемый срок) погашения просроченной кредиторской задолженности: ***задолженность оплачена в апреле 2007 г.***

Кредиторы, на долю которых приходится не менее 10% от общей суммы кредиторской задолженности: ***отсутствуют.***

2.3.2. Кредитная история эмитента.

Наименование обязательства	Наименование кредитора (займодавца)	Сумма основного долга (руб.)	Срок кредита (займа) / срок погашения	Наличие просрочки исполнения обязательств в части выплаты суммы основного долга и/или установленных процентов, срок просрочки, дней
Облигационный заем	Юридические и физические лица	1 530 000 000	3 года / 14.07.2006	заем погашен
Облигационный заем		2 000 000 000	3 года / 05.07.2007	просрочка отсутствует
Облигационный заем		3 000 000 000	3 года / 25.04.2008	просрочка отсутствует
Облигационный заем		2 000 000 000	5 лет / 16.09.2010	просрочка отсутствует
Облигационный заем		2 000 000 000	3 года /20.05.2009	просрочка отсутствует

Исполнение обязательств по каждому выпуску облигаций, совокупная номинальная стоимость которых составляет 5 и более процентов балансовой стоимости активов эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций.

1. Полное наименование ценных бумаг: ***облигации неконвертируемые процентные документарные на предъявителя серии 03***
   Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-03-00195-А от 27.06.2003г.***
   Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***
   Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***19.08.2003г.***
   Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***
   Количество ценных бумаг выпуска: ***1 530 000 шт.***
   Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
   Объем выпуска ценных бумаг по номинальной стоимости: ***1 530 000 000 руб., что составляло 9,48 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

2. Полное наименование ценных бумаг: ***документарные неконвертируемые процентные облигации на предъявителя серии 04 с обязательным централизованным хранением***
   Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-04-00195-А от 13.04.2004г.***
   Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***
   Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***02.09.2004г.***
   Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
   Количество ценных бумаг выпуска: ***2 000 000 шт.***
   Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
   Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 руб., что составляло 9,46 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

3. Полное наименование ценных бумаг: ***облигации документарные неконвертируемые процентные на предъявителя серии 05 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-05-00195-А от 12.04.2005г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***02.06.2005г.***
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***3 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***3 000 000 000 руб., что составляло 12,04 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

4. Полное наименование ценных бумаг: ***облигации документарные неконвертируемые процентные на предъявителя серии 06 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-06-00195-А от 12.04.2005г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***03.11.2005г.***
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 руб., что составляло 7,09 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

5. Полное наименование ценных бумаг: ***облигации документарные неконвертируемые процентные на предъявителя серии 07 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-07-00195-А от 27.04.2006г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***06.07.2006г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 руб., что составляет 6,56% от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

Наименование обязательства	Размер основного долга, тыс.руб.	Дата погашения		Размер процентной ставки, %	Дата выплат	
		план	факт		план	факт
Облигационный заем (серии 04)	2 000 000	05.07.2007	срок погашения не наступил	12,5	06.01.05;	06.01.05;
					07.07.05;	07.07.05;
					10.01.06;	05.01.06;
					06.07.06;	06.07.06;
					04.01.07;	09.01.07;
					05.07.07.	даты выплат не наступили
Облигационный заем (серии 05)	3 000 000	25.04.2008	срок погашения не наступил	9,2	28.10.05;	28.10.05;
					28.04.06;	28.04.06;
					27.10.06;	27.10.06;
					27.04.07; 26.10.07; 25.04.08.	даты выплат не наступили

Облигационный заем (серии 06)	2 000 000	16.09.2010	срок погашения не наступил	7,85	23.03.06;	23.03.06;
					21.09.06;	21.09.06;
					22.03.07;	22.03.07;
					20.09.07;	даты выплат не наступили
					20.03.08;	
					18.09.08;	
				ставку по 7-10 купонам определяет совет директоров	19.03.09;	
					17.09.09;	
					18.03.10;	
					16.09.10.	
Облигационный заем (серии 07)	2 000 000	20.05.2009	срок погашения не наступил	8,65	22.11.06;	22.11.06;
					23.05.07;	даты выплат не наступили
					21.11.07;	
					21.05.08;	
					19.11.08;	
					20.05.09.	

2.3.3. Обязательства эмитента из обеспечения, предоставленного третьим лицам.

Информация об общей сумме обязательств эмитента из предоставленного им обеспечения и общей сумме обязательств третьих лиц, по которым эмитент предоставил третьим лицам обеспечение, в том числе в форме залога или поручительства, за 1 квартал 2007г:

	на 31.03.2007г.
Общая сумма обязательств Эмитента из предоставленного им обеспечения, тыс. руб.	4 506 324
в т.ч. в форме залога, тыс. руб.	3 736 953
в форме поручительства, тыс. руб.	769 371
Общая сумма обязательств третьих лиц, по которым Эмитент предоставил третьим лицам обеспечение, тыс. руб.	769 371
в т.ч. в форме залога, тыс. руб.	-
в форме поручительства, тыс. руб.	769 371

Информация о каждом из обязательств эмитента из обеспечения, предоставленного за период с даты начала текущего финансового года и до даты окончания 1 квартала 2007г. третьим лицам, в том числе в форме залога или поручительства, составляющем не менее 5 процентов от балансовой стоимости активов эмитента за последний завершенный отчетный квартал, предшествующего предоставлению обеспечения:
Такие обязательства отсутствуют.

2.3.4. Прочие обязательства эмитента.

Не имеет места.

2.4. Цели эмиссии и направления использования средств, полученных в результате размещения эмиссионных ценных бумаг.

В 1 квартале 2007 года ОАО «Сибирьтелеком» не осуществляло размещение эмиссионных ценных бумаг.

2.5. Риски, связанные с приобретением размещенных эмиссионных ценных бумаг.

На результаты деятельности Общества оказывает влияние ряд факторов, которые Эмитент не в состоянии полностью контролировать. Хотя многие из подобных факторов являются макроэкономическими и влияют на все предприятия в целом, отдельные стороны бизнеса могут

быть особенно «чувствительны» к определенным факторам риска. Описанные ниже факторы не являются исчерпывающими.

Политика эмитента в области управления рисками:

- *заключение срочных сделок хеджирования;*
- *оптимизация (сокращение) затрат;*
- *изменение структуры предоставляемых услуг;*
- *корректирование ценовой и маркетинговой политики Общества.*

2.5.1. Отраслевые риски.

Влияние возможного ухудшения ситуации в отрасли эмитента на его деятельность и исполнение обязательств по ценным бумагам:

Ухудшение ситуации в отрасли может негативным образом сказаться на уровне доходов и издержек Эмитента и, в целом, на его финансовом положении, а также на его способности своевременно и в полном объеме отвечать по своим обязательствам.

Уровень конкуренции на российском рынке телекоммуникационных услуг стремительно растет. Наблюдается ослабление рыночных позиций услуг фиксированной телефонной связи за счет роста рынка услуг сотовой связи.

Федеральный закон "О связи", вступивший в силу 1 января 2004 года, создает условия для развития конкурентного рынка в отрасли и повышения прозрачности деятельности операторов связи. Новый Закон устанавливает правовые основы деятельности в области связи, определяет полномочия органов государственной власти в области связи, а также права и обязанности лиц, участвующих в указанной деятельности или пользующихся услугами связи.

Государственное регулирование телекоммуникационной отрасли привносит в деятельность Эмитента общие для всех межрегиональных компаний риски и неопределенность, связанные с изменением тарифов и снижением объемов перекрестного субсидирования. Существует некоторый риск замедления темпов роста тарифов на местную связь.

Наиболее значимые, по мнению эмитента, возможные изменения в отрасли на внутреннем и внешнем рынках:

Ухудшение ситуации в отрасли и положения Эмитента на рынке может быть вызвано следующими факторами:

- снижением спроса со стороны делового сектора в связи с падением мировых цен на энергоносители и цветные металлы;

- общим падением объемов производства и снижением темпов экономического роста;

- превышением темпов девальвации рубля над темпом роста тарифов, что приведет к значительному росту отрицательных курсовых разниц и удорожанию обслуживания валютных долговых обязательств;

- ростом конкуренции в отрасли мобильной связи со стороны российских и иностранных операторов связи, экспансией на рынок мобильной связи операторов конкурирующих форматов;

- экономическими рисками, присущими Российской Федерации в целом, включая уровень макроэкономической нестабильности в стране, наличие вероятности изменений в законодательстве, в результате которых возможно снижение прибыли Эмитента, либо ужесточение порядка налогообложения доходов по ценным бумагам.

Эмитент не осуществляет деятельность на внешнем рынке.

С 01.01.05 г. вступила в силу ст. 47 ФЗ "О связи" (№ 126-ФЗ от 18.06.03), положения которой изменили существующий ранее порядок предоставления гражданам льгот при пользовании услугами связи, в соответствии с которым операторы связи выставляли счета данной категории пользователей за вычетом суммы льготы с последующей компенсацией от

бюджетов соответствующего уровня. Взыскание задолженности из бюджетов соответствующего уровня было весьма проблематичным. Новый порядок предусматривает обязанность граждан, которым предоставлены льготы в оплате услуг связи, вносить плату за оказанные им услуги связи в полном объеме, с последующей компенсацией произведенных ими расходов непосредственно за счет средств бюджета соответствующего уровня.

В апреле 2005 года Постановлением правительства РФ были утверждены правила формирования и расходования средств резерва универсального обслуживания. Согласно этим правилам, начиная с мая 2005 года, операторы связи обязаны ежеквартально перечислять средства в указанный резерв, в размере 1,2 процента средств, размер которых рассчитывается как разность между доходами от оказанных услуг связи в сети связи общего пользования и доходами от оказанных услуг присоединения и услуг по пропуску трафика в сети связи общего пользования. Средства резерва расходуются в установленном порядке, предусмотренном для возмещения убытков, причиняемых в связи с оказанием универсальных услуг связи.

Риски, связанные с возможным изменением цен на продукцию и/или услуги эмитента на внутреннем и внешнем рынках, а также их влияние на деятельность эмитента и исполнение обязательств по ценным бумагам:

Эмитент не осуществляет экспорт товаров, работ либо услуг, в связи с этим описываются только риски для внутреннего рынка.

На коммерческую деятельность Эмитента оказывают существенное воздействие колебания цен на услуги связи, продажи которых целиком формируют доходы Эмитента.

Вероятные неблагоприятные тенденции в экономике и ухудшение экономических условий в России может повлечь за собой необходимость увеличения стоимости услуг Эмитента для сохранения прибыльности его деятельности, а также уменьшение деловой активности потребителей продукции Эмитента что, соответственно, вызовет снижение их спроса на услуги связи. Кроме того, покупатели могут оказаться частично или полностью неспособными оплачивать полученные услуги Эмитента. В качестве оплаты могут в таких условиях использоваться неденежные способы (встречные поставки, векселя и др.), что также окажет негативное влияние на финансовое положение, ликвидность Эмитента.

Государственное регулирование телекоммуникационной отрасли привносит в деятельность Эмитента общие для всех межрегиональных компаний риски и неопределенность, связанные с изменением тарифов и снижением объемов перекрестного субсидирования. В частности, в рамках реформы ценообразования услуг связи предполагается повышение тарифов на местную телефонную связь и уход от субсидирования услуг местной связи со стороны услуг дальней связи. Работа в рамках изменения тарифной политики проводится совместно холдингом ОАО «Связьинвест», Министерством информационных технологий и связи РФ и Федеральной антимонопольной службой.

В соответствии с действующим законодательством, тарифы на услуги операторов, признанных естественными монополистами, подлежат регулированию антимонопольными органами РФ. В соответствии с Федеральным законом от 17.08.1995 № 147-ФЗ (ред. от 29.06.2004) «О естественных монополиях», межрегиональные компании связи являются естественными монополистами, и их деятельность подлежит регулированию со стороны антимонопольных органов.
Изменение тарифов на услуги операторов - естественных монополистов требует согласования с антимонопольными органами РФ, и поэтому, может отставать от изменения реальной экономической ситуации и изменения затрат оператора. Таким образом, для естественных монополистов существует риск несвоевременного изменения тарифов, что уменьшает их конкурентоспособность и может отрицательно повлиять на рентабельность деятельности.

Риски, связанные с изменением цен на сырье, услуги, используемые эмитентом в своей деятельности на внутреннем и внешнем рынке, а также их влияние на деятельность эмитента и исполнение обязательств по ценным бумагам:

Эмитент не осуществляет импорт сырья, товаров, работ либо услуг, в связи с этим описываются только риски для внутреннего рынка.

В 2006 году отношения между Эмитентом и ОАО «Ростелеком» изменились. Услуги в части международной и междугородной телефонной связи оказывает конечным пользователям

ОАО «Ростелеком». Платежи пользователей за потребленные ими услуги международной и междугородной телефонной связи являются доходом ОАО «Ростелеком».

Эмитент от имени и по поручению ОАО «Ростелеком» ведет расчеты с пользователями за оказанные им услуги международной и междугородной телефонной связи.

Кроме того между Эмитентом и ОАО «Ростелеком» заключен договор (в новой редакции) о присоединении сетей электросвязи, в соответствии с которым Эмитент предоставляет ОАО «Ростелеком» услуги по пропуску трафика и получает от ОАО «Ростелеком» услугу присоединения, в результате которой становится возможным установление междугородного и международного соединения и передача информации между пользователями взаимодействующих сетей электросвязи.

Цены на услуги по присоединению и пропуску регулируются государством.

В результате изменения схемы взаимодействия с ОАО «Ростелеком», ожидается снижение величины, как доходов Эмитента, так и расходов. Однако, в настоящее время Эмитент не может оценить эффект от указанных изменений на результаты деятельности Общества.

В целом, влияние отраслевых рисков на деятельность Эмитента оценивается как умеренное, так как в результате объединения у ОАО «Сибирьтелеком» появилась возможность использовать единую инфраструктуру и технические средства в пределах Сибирского федерального округа России.

С 1 января 2006 года вступил в силу ряд нормативных актов, предусмотренных Федеральным законом «О связи» и направленных на либерализацию рынка связи России, которые потребуют внесения изменений в структуру взаимоотношений между операторами связи, а также между операторами связи и пользователями.

Кроме того, операторы связи обязаны привести свои сети в соответствие с требованиями нормативных актов к построению сетей электросвязи и пропуску трафика.

При оценке изменений финансового результата в части межоператорских взаимоотношений необходимо учитывать, что при осуществлении организационно – технического взаимодействия сетей электросвязи разных операторов, при предоставлении ими услуг конечным пользователям/абонентам, у Общества возникают как доходы, так и расходы. Эмитент полагает, что утвержденная Приказом ФСТ России от 20.12.05 №733-С/7 компенсационная надбавка к цене за услуги местного и зонового инициирования вызова для Общества позволит сохранить финансовый результат «перекрестного субсидирования» нерентабельных услуг местной связи.

Российский рынок телекоммуникационных услуг становится чрезвычайно конкурентным. Хотя рынок услуг традиционной проводной связи в целом разделен между региональными операторами, каждый из которых в своем регионе является абсолютным монополистом по оказанию таких услуг, конкуренция усиливается за счет увеличения доли новых услуг связи, а также активной деятельности компаний, их предоставляющих.

Предполагаемые действия эмитента в случае возможного ухудшения ситуации в отрасли:
В случае негативного развития ситуации Эмитент планирует:
- оптимизировать структуру производственных затрат;
- пересмотреть инвестиционную программу Общества;
- скорректировать ценовую и маркетинговую политику Общества;
- изменить структуру предоставляемых услуг в целях максимизации прибыли.

2.5.2. Страновые и региональные риски.

Риски, связанные с политической и экономической ситуацией в стране (странах) и регионе, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность при условии, что основная деятельность эмитента в такой стране (регионе) приносит 10 и более процентов доходов за последний завершенный отчетный период:
Политическую, равно как и экономическую, ситуацию в стране можно оценить как стабильную в среднесрочном периоде. Проведенные выборы в государственную Думу и результаты

проведенных 14 марта 2004 г. выборов Президента России позволяют с большой долей уверенности прогнозировать продолжение проводимых в стране экономических, правовых и других реформ. Показательным является то, что 25 октябре 2005 года ведущее мировое рейтинговое агентство Moody's Investor Service повысило рейтинг Российской Федерации на одну ступень – до уровня Baa2.

15.12.2005 г. второе ведущее мировое рейтинговое агентство Standard & Poor's также осуществило повышение рейтинга России по обязательствам в иностранной валюте до уровня BBB, а по обязательствам в национальной валюте - до BBB+.

Основными факторами возникновения страновых политических рисков являются:

- *несовершенство законодательной базы, регулирующей экономические отношения;*
- *недостаточная эффективность судебной системы;*
- *неустойчивое положение властных структур в субъектах Российской Федерации;*
- *неопределенность в образовании уполномоченными государственными органами тарифов.*

К региональным политическим рискам в первую очередь относится смена политического курса в Сибирском регионе, приход к власти радикальной оппозиции, что имело бы негативное выражение в виде политической нестабильности в регионе.

Ухудшение экономической ситуации в Сибирском регионе может произойти в случае существенных изменений в экономической ситуации в России, включая резкие изменения курса национальной валюты, что может повлечь за собой сокращение числа действующих в регионе предприятий промышленности и сельского хозяйства всех форм собственности, рост безработицы, снижение платежеспособного спроса населения.

Результатом негативного развития событий в стране и регионе деятельности Эмитента стала бы необходимость приостановления реализации инвестиционной программы Эмитента, сокращение прироста объемов услуг связи, предоставляемых Эмитентом на территории региона, и замедление темпов роста доходной базы.

Риски, связанные с возможными военными конфликтами, введением чрезвычайного положения и забастовками в стране (странах) и регионе, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность:

Вероятность возникновения военных конфликтов, введения чрезвычайного положения и забастовок в стране и регионе, в которых Эмитент зарегистрирован в качестве налогоплательщика и осуществляет свою деятельность, оценивается как недостаточная для того, чтобы рассматривать эти риски в качестве обстоятельств, способных значительным образом повлиять на деятельность Эмитента. Такой вывод подтверждает текущий уровень кредитного рейтинга Российской Федерации, который является инвестиционным.

Для минимизации риска проведения террористических актов Эмитентом приняты дополнительные меры для обеспечения безопасности на предприятии.

Риски, связанные с географическими особенностями страны (стран) и региона, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность, в том числе повышенная опасность стихийных бедствий, возможное прекращение транспортного сообщения в связи с удаленностью и/или труднодоступностью и т.п.:

Риски, связанные с географическими особенностями региона, в том числе повышенная опасность стихийных бедствий, возможное прекращение транспортного сообщения в связи с удаленностью и труднодоступностью, оцениваются как минимальные.

Соответствующие риски, в том числе связанные с незапланированными расходами на устранение последствий стихийных бедствий, могли бы покрываться страхованием.

Но в настоящее время страховое дело в России находится в стадии становления и многие виды страхования, доступные в других странах, еще не нашли широкого распространения в РФ.

До тех пор, пока Эмитент не будет иметь соответствующего страхового покрытия, существует риск того, что убытки от повреждения имущества могут неблагоприятным образом отразиться на деятельности и финансовом состоянии Общества.

Предполагаемые действия эмитента на случай отрицательного влияния изменения ситуации в стране (странах) и регионе на его деятельность:

В случае отрицательного влияния страновых и региональных изменений на деятельность Эмитента, планируется осуществить следующие общие мероприятия, направленные на поддержание доходности деятельности Общества:

- оптимизировать затраты, включая меры по ограничению расходов на заработную плату;

- пересмотреть программу капиталовложений;

- принять меры по повышению оборачиваемости дебиторской задолженности путем ужесточения платежной дисциплины в отношении дебиторов.

Конкретные действия эмитента в случае неблагоприятного изменения ситуации в регионе являются конфиденциальной информацией, предназначенной для служебного пользования.

В случае отрицательного влияния изменений ситуации в стране и регионе на деятельность Эмитента исполнение обязательств по облигациям Эмитента будет осуществляться за счет доходов от эксплуатационной деятельности, а, при необходимости, также за счет привлечения для этих целей краткосрочные кредитов коммерческих банков.

В целом, в среднесрочной перспективе Эмитент считает маловероятной возможность значительного отрицательного влияния страновых и региональных рисков на свою деятельность и исполнение им своих обязательств.

2.5.3. Финансовые риски.

Описание подверженности эмитента рискам, связанным с изменением процентных ставок, курса обмена иностранных валют, в связи с деятельностью эмитента либо в связи с хеджированием, осуществляемым эмитентом в целях снижения неблагоприятных последствий влияния вышеуказанных рисков:

Негативные изменения денежно-кредитной политики в стране, валютного курса и повышение процентных ставок по привлекаемым Эмитентом средствам, а также значительный рост темпов инфляции могут привести к росту затрат Эмитента и, следовательно, отрицательно сказаться на финансовых результатах деятельности Эмитента. Кроме того, нельзя полностью исключить возможности изменений в составе и профессиональном уровне менеджеров Эмитента, которые могут негативным образом сказаться на эффективности принимаемых управленческих решений, в том числе, связанных с осуществлением хеджирования, осуществляемым Эмитентом в целях снижения неблагоприятных последствий влияния вышеуказанных рисков.

Рыночные риски:

Рыночные риски характеризуются следующими факторами:

1. Возможными неблагоприятными тенденциями в экономике и ухудшение экономических условий России. Неблагоприятные финансовые или экономические условия, вероятно, повлекут за собой уменьшение деловой активности потребителей продукции ОАО «Сибирьтелеком» и, соответственно, их спроса на услуги связи. Кроме того, покупатели могут оказаться частично или полностью неспособными оплачивать полученные услуги ОАО «Сибирьтелеком». В качестве оплаты могут в таких условиях использоваться неденежные способы (встречные поставки, векселя и др.), что также окажет негативное влияние на финансовое положение и ликвидность эмитента.

Помимо этого, возможно омертвление денежных средств эмитента на счетах в банках в условиях кризиса банковской системы России и/или отдельных банков.

2. Изменениями процентных ставок. Изменения денежно-кредитной политики в стране могут привести к усилению инфляции, росту процентных ставок по заемным средствам, используемым эмитентом, и, соответственно, существенному росту затрат.

3. Колебаниями конъюнктуры цен на услуги эмитента. На коммерческую деятельность эмитента существенное воздействие оказывают колебания цен на услуги связи, продажи которых целиком формируют доходы эмитента.

4. Возможными изменениями в составе и профессиональном уровне менеджеров эмитента, вследствие чего может снизиться эффективность принятых и принимаемых управленческих решений.

5. Инфляцией. Риск влияния инфляции может возникнуть в случае, когда получаемые эмитентом денежные доходы обесцениваются с точки зрения реальной покупательной

способности быстрее, чем растут номинально. Рост инфляции влияет на финансовые результаты деятельности эмитента неоднозначно.

С одной стороны, он может привести к увеличению затрат предприятия (за счет роста цен на основные средства, материалы, работы и услуги сторонних организаций), и как следствие, падению прибыли эмитента и рентабельности его деятельности. Кроме того, рост инфляции, вероятно, приведет к удорожанию заемных средств для эмитента, что может повлечь нехватку оборотных средств.

В случае стремительного роста инфляции эмитент намерен уделять особое внимание повышению оборачиваемости оборотных активов, в первую очередь, за счет сокращения запасов, а также пересмотреть существующие договорные отношения с потребителями с целью сокращения оборота дебиторской задолженности.

Валютные риски:

В 2007 г. эмитент возобновил использование внешних источников финансирования, выраженных в твердых валютах.

Существенные изменения валютных курсов могут увеличить издержки и снизить возможности эмитента по обслуживанию долгов. Управление валютным риском эмитент планирует осуществлять путем хеджирования.

Предполагаемые действия эмитента на случай отрицательного влияния изменения валютного курса и процентных ставок на деятельность эмитента:

В случае значительной девальвации рубля эмитент планирует осуществить следующие мероприятия:

- проводить жесткую политику, направленную на уменьшение затрат, выраженных в иностранной валюте, а также, по возможности, изменять условия договоров с иностранными поставщиками;

- пересмотреть программу инвестиций;

- принять меры по повышению оборачиваемости оборотных активов, пересмотреть существующие договорные отношения с потребителями с целью сокращения дебиторской задолженности.

Влияние инфляции на выплаты по ценным бумагам, критические, по мнению эмитента, значения инфляции, а также предполагаемые действия эмитента по уменьшению указанного риска:

С точки зрения финансовых результатов деятельности Эмитента, влияние фактора инфляции неоднозначно. Снижение темпов инфляции при сохранении экономического роста будет способствовать дальнейшему увеличению реальных доходов населения и корпоративного сектора и, как следствие, приведет к увеличению потребления услуг связи. Напротив, увеличение темпов роста цен может привести как к снижению потребления услуг связи, так и к росту затрат Эмитента (например, за счет роста цен на энергоресурсы), стоимости заемных средств и стать причиной снижения показателей рентабельности.

Поэтому в случае значительного превышения фактических показателей инфляции над прогнозами Правительства РФ, а именно - при увеличении темпов инфляции до 30-35% в год (критические, по мнению Эмитента, значения), Эмитент планирует принять меры по ограничению роста затрат, снижению дебиторской задолженности и сокращению ее средних сроков.

Вышеприведенные риски формируют риск ликвидности, т.е. вероятность получения убытка из-за нехватки денежных средств в требуемые сроки и, как следствие, неспособность Эмитента выполнить свои обязательства. Наступление такого рискового события может повлечь за собой штрафы, пени, ущерб деловой репутации Эмитента и т.д.

Управление риском ликвидности осуществляется Эмитентом путем планирования денежных потоков, анализа планируемых и фактических денежных потоков в целом по ОАО «Сибирьтелеком», а также в разрезе региональных филиалов. Возникающие проблемы с абсолютной ликвидностью решаются путем привлечения кредитов и займов, а также путем установления приоритетности платежей.

Показатели финансовой отчетности эмитента наиболее подверженные изменению в результате влияния указанных финансовых рисков (риски, вероятность их возникновения и характер изменений в отчетности):

По мнению Эмитента, наиболее подвержены влиянию вышеперечисленных финансовых рисков основные финансовые показатели Эмитента – прибыль и себестоимость услуг. На уровень выручки финансовые риски оказывают минимальное влияние. Вероятность появления описанных выше финансовых рисков (резкое изменение валютных курсов, инфляция, рост процентных ставок) в ближайшие годы Эмитент оценивает как низкую. Тем не менее, в случае появления данных рисков возможен рост себестоимости оказанных услуг и снижение прибыли Эмитента, которое может компенсироваться ростом тарифов и снижением объемов привлечения заемных средств.

2.5.4. Правовые риски.

Правовые риски, связанные с деятельностью эмитента для внутреннего и внешнего рынка:

Эмитент осуществляет основную деятельность в качестве оператора связи, при этом Эмитент не осуществляет экспорт товаров, работ либо услуг. В связи с этим правовые риски, связанные с деятельностью Эмитента, описываются только для внутреннего рынка. В целом, риски, связанные с деятельностью Эмитента, характерны для большей части субъектов предпринимательской деятельности, работающих на территории Российской Федерации, и могут рассматриваться как общестрановые.

Основные для эмитента правовые риски в настоящее время связаны с изменением правового регулирования отдельных видов услуг и условий хозяйственной деятельности отрасли связи в связи с внесением изменений в ФЗ "О связи" № 126-ФЗ от 07.07.2003 г., принятием целого ряда нормативно-правовых актов, регулирующих различные сферы деятельности в области оказания услуг связи (Правила оказания услуг местной, внутризоновой, междугородной и международной телефонной связи, Правила присоединения сетей электросвязи и их взаимодействия, Правила оказания услуг телеграфной связи, Правила оказания услуг подвижной связи и т.д.) и приведением фактически сложившихся отношений в соответствие с требованиями вступивших в силу нормативных актов.

Правовые риски, связанные с изменением валютного регулирования:

Риски, связанные с возможностью изменения валютного регулирования, в настоящее время рассматриваются Эмитентом как минимальные. В связи с проведением политики либерализации валютного регулирования риски, связанные с изменениями валютного законодательства, снижаются.

Российское законодательство, регулирующее иностранные инвестиции, не запрещает и не ограничивает иностранные инвестиции в телекоммуникационную отрасль. Однако наблюдается отсутствие единого мнения по вопросу способов и объема правительственного контроля над телекоммуникационной отраслью. Поскольку телекоммуникационная отрасль рассматривается как стратегически важная отрасль для России, государственный контроль над ней может возрасти, и иностранные инвестиции в нее могут быть ограничены. Любое такое усиление государственного контроля или ограничение объема иностранных инвестиций может препятствовать доступу к дополнительному капиталу.

Правовые риски, связанные с изменением налогового законодательства:

Поскольку к деятельности Эмитента не применяется каких-либо особых режимов налогообложения, а также в связи с тем, что Эмитент не имеет просроченной задолженности по налогам и сборам в бюджеты всех уровней, то налоговые риски Эмитента должны рассматриваться как минимальные в рамках деятельности добросовестного налогоплательщика.

При этом, для деятельности Эмитента свойственны общие правовые риски, вызванные общими чертами российского налогового законодательства, такими как отсутствие достаточной конкретизации, коллизионность, неоднозначность толкования и отсутствие единой правоприменительной практики.

В течение 2004-2005 годов двум акционерным обществам, входящим в группу компаний ОАО «Связьинвест», налоговыми органами по итогам проверки их деятельности за 2001-2003 годы были предъявлены существенные претензии, в частности, связанные с взаиморасчетами между операторами связи за услуги по пропуску трафика.

Эмитент полагает, что в случае предъявления налоговыми органами аналогичных претензий, Общество располагает необходимыми аргументами для успешной защиты своей позиции в суде. Однако, в настоящий момент судебная перспектива налоговых споров по данным претензиям остается неясной в связи с отсутствием сложившейся судебной практики.

Правовые риски, связанные с изменением правил таможенного контроля и пошлин:

Поскольку Эмитентом для оказания услуг связи может изготавливаться оборудование из комплектующих иностранного производства, то изменение правил таможенного контроля и пошлин может нести для Эмитента определённые риски, связанные с удорожанием приобретаемых основных средств.

Новый Таможенный кодекс должен уменьшить риски Эмитента, связанные с таможенным оформлением и таможенным контролем, поскольку он во многом опирается на положения обновленной редакции Киотской конвенции об упрощении и гармонизации таможенных процедур, устраняет противоречия и несоответствия положений прежнего Таможенного кодекса гражданскому, налоговому и административному законодательствам.

Правовые риски, связанные с изменением требований по лицензированию основной деятельности эмитента либо лицензированию прав пользования объектами, нахождение которых в обороте ограничено (включая природные ресурсы):

Поскольку основная деятельность Эмитента согласно действующему законодательству подлежит лицензированию, а перечень лицензионных условий согласно закону «О связи» формируется и ежегодно уточняется Правительством РФ, существует риск возрастания «лицензионной нагрузки» на Эмитента (увеличение количества необходимых лицензий), а также риск ограничения зоны предоставления услуг связи.

Правовые риски, связанные с изменением судебной практики по вопросам, связанным с деятельностью эмитента (в том числе по вопросам лицензирования), которые могут негативно сказаться на результатах его деятельности, а также на результаты текущих судебных процессов, в которых участвует эмитент:

Изменение судебной практики по вопросам деятельности Эмитента возможно в связи со вступлением в силу нового Федерального закона «О связи». Также есть риск возникновения качественно новых видов судебных процессов. В целом принятие нового законодательства направлено на устранение существующих пробелов и, по мнению Эмитента, снизит общее количество судебных разбирательств.

Иные правовые риски:

Дополнительные правовые риски связаны с проведением приватизации в первой половине 1990-х годов: несовершенная законодательная база и очевидные недостатки административного регулирования приватизационных процедур увеличивали вероятность нарушений, которые могут привести к деприватизации активов и признанию заключенных в последующий период сделок недействительными. Федеральные органы власти и местные администрации, а также другие заинтересованные стороны могут препятствовать нормальной деятельности Эмитента в собственных интересах.

2.5.5. Риски, связанные с деятельностью эмитента.

Риски, связанные с текущими судебными процессами, в которых участвует эмитент:

В настоящее время Эмитент участвует в ряде процессов, большинство из которых касаются текущих вопросов деятельности:

1. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Торговый дом «Русский профиль плюс» о взыскании задолженности за проданное имущество на сумму 2 225 959 руб. Судебное заседание назначено на 20.04.2007 г. (Хакасский филиал).***
2. ***Судебный процесс по иску Прокурора республики Хакасия к ОАО «Сибирьтелеком» и Государственному комитету Республики Хакасия по управлению государственным имуществом о признании недействительной сделки приватизации, балансовая стоимость здания 4 757 818, 94 руб., гаража 89 073 руб. Судебное заседание назначено на 20.04.2007 г. (Хакасский филиал).***
3. ***Судебный процесс по иску ОАО «Барнаульская горэлектросеть» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения в сумме 1 518 372 руб. Судом вынесено решение об удовлетворении исковых требований в полном объёме. Апелляционной инстанцией решение оставлено без изменений. Постановлением кассационной инстанции от 05.09.2006 г. решение суда отменено и направлено на новое рассмотрение. Рассмотрение, назначенное на 09.01.2007, отложено в связи с назначением экспертизы. (Алтайский филиал).***
4. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Диалог-Сибирь Барнаул» о взыскании задолженности в сумме 1 811 915, 91 руб. Судебное заседание назначено на 19.04.2007 г. (Алтайский филиал).***
5. ***Судебный процесс по иску ОАО «Сибирьтелеком» к Алтайскому краю в лице администрации Алтайского края и муниципальному образованию г. Барнаула в лице администрации г. Барнаула о возмещении недополученных доходов в связи с предоставлением льгот на сумму 6 371 754, 34 руб. Исковые требования были уменьшены до 5 825 403, 53 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. Апелляционной инстанцией решение оставлено без изменений. Кассационной инстанцией дело направлено на новое рассмотрение. 03.10.2006 г. судом вынесено решение о частичном удовлетворении исковых требований истца на сумму 4 825 890, 90 руб. Апелляционной инстанцией от 21.12.2006 г. решение оставлено в силе Постановлением кассационной инстанции от 20.03.2007 г. решение и постановление апелляционной инстанции отменено, дело направлено на новое рассмотрение. (Алтайский филиал).***
6. ***Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о восстановлении на работе, взыскании среднемесячного заработка за время вынужденного прогула и компенсации морального вреда в сумме 1 000 000 руб. Судебное заседание назначено на 26.04.2007 г. (Красноярский филиал).***
7. ***Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о снятии дисциплинарного взыскания, выплате премии и компенсации морального вреда в сумме 1 013 690 руб. На рассмотрении. (Красноярский филиал).***
8. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 6 314 420 руб. Решением суда от 26.09.2006 г. исковые требования удовлетворены. Апелляционной инстанцией от 07.12.2006 г. решение оставлено в силе. Постановлением кассационной инстанции от 15.03.2007 г. дело направлено на новое рассмотрение. (Красноярский филиал).***
9. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за услуги присоединения на сумму 2 646 166, 47 руб. Судебное заседание назначено на 17.04.2007 г. (Красноярский филиал).***
10. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 14 481 991, 64 руб. Судебное заседание назначено на 04.05.2007 г. (Красноярский филиал).***
11. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ФГУП «Главный центр специальной связи» о взыскании неосновательного обогащения и процентов за пользование чужими средствами в размере 2 747 033, 6 руб. Определением от 29.08.2006 г. производство по делу приостановлено. Постановлением апелляционной инстанции от 07.11.2006 г. определение о приостановлении отменено. Рассмотрение назначено на 17.01.2007 г. Постановлением кассационной инстанции от 13.02.2007 г. дело направлено на новое рассмотрение. Рассмотрение назначено на 18.04.2007 г. (Иркутский филиал).***

12. *Судебный процесс по иску ФГУП «Главный Центр Спецсвязи» к ОАО «Сибирьтелеком» о признании недействительной ничтожной сделки приватизации в части включения в уставный капитал здания, применении последствий недействительности, о признании права федеральной собственности на здание в сумме более 3 000 000 руб. Решением суда от 29.11.2005 г., оставленным без изменения постановлением апелляционной инстанции от 21.02.2006 г., в иске отказано. Постановлением суда кассационной инстанции от 27.06.2006 г. решение отменено, дело направлено на новое рассмотрение. Рассмотрение назначено на 02.05.2007 г. (Иркутский филиал).*
13. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 3 533 812 руб. Решением суда от 09.10.2006 г. взыскано 700 000 руб. неустойки. Постановлением апелляционной инстанции от 14.12.2006 г. оставлено без изменений. Со стороны ОАО «Сибирьтелеком» подана кассационная жалоба. Рассмотрение назначено на 10.04.2007 г. (Кемеровский филиал).*
14. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «ККТС» о взыскании задолженности в сумме 3 339 342, 49 руб. На рассмотрении. (Кемеровский филиал).*
15. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «МТС» о взыскании задолженности в сумме 3 399 387, 01 руб. На рассмотрении. (Кемеровский филиал).*
16. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании задолженности в сумме 1 593 000 руб. На рассмотрении. (Кемеровский филиал).*
17. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности в сумме 5 183 550, 86 руб. На рассмотрении. (Кемеровский филиал).*

Риск неблагоприятного решения по указанным процессам незначителен.

Риски, связанные с отсутствием возможности продлить действие лицензии эмитента на ведение определенного вида деятельности либо на использование объектов, нахождение которых в обороте ограничено (включая природные ресурсы):

Эмитент не имеет абсолютных гарантий в том, что по истечении срока действия лицензии будут продлены и не последует увеличения обязательств и/или уменьшения прав по условиям продленных лицензий, что будет связано с увеличением расходов и, возможно, ограничением в зоне предоставления услуг связи. Если Эмитент не сможет продлить действующие лицензии или получить обновленные лицензии на сопоставимых с текущими условиями, он будет вынужден сократить объем предоставляемых услуг, что повлечет снижение числа абонентов.

В то же время, Эмитент предпринимает все необходимые действия для того, чтобы полностью соответствовать лицензионным требованиям, поэтому прогноз относительно продления срока действия лицензий Эмитента на ведение определенных видов деятельности, положительный, и риски, связанные с отсутствием возможности продлить действие лицензии Эмитента, оцениваются как минимальные.

Риски, связанные с возможной ответственностью эмитента по долгам третьих лиц, в том числе дочерних обществ эмитента:

На настоящий момент действуют следующие обязательства Эмитента по договорам поручительства:

- ***за ОАО «РТК-ЛИЗИНГ» перед ОАО «АК Сбербанк России» составляют сумму 424 171 386, 74 руб.;***
- ***за ЗАО «Байкалвестком» перед владельцами облигаций ЗАО «Байкалвестком» составляют сумму 207 142 000 руб.;***
- ***за ЗАО «СтэК Джи Эс Эм» перед ОАО «УРАЛСИБ» составляют сумму 55 141 612, 84 руб.***
- ***за ЗАО «ЛизингПоинт» перед ОАО «Внешторгбанк» составляют сумму 25 699 435, 91 руб.***

В случае неисполнения или ненадлежащего исполнения вышеперечисленными должниками обеспеченных поручительством Эмитента обязательств Эмитент несет солидарную ответственность перед их кредиторами.

Руководство Эмитента не ожидает возникновения каких-либо существенных обязательств в связи с этими поручительствами.

Риски, связанные с возможностью потери потребителей, на оборот с которыми приходится не менее

чем 10 процентов общей выручки от продажи продукции (работ, услуг) эмитента:

Риски, связанные с возможностью потери потребителей, на оборот с которыми приходится не менее чем 10 процентов общей выручки от продажи (работ, услуг) эмитента отсутствуют, так как Эмитент не имеет указанных потребителей.

III. Подробная информация об эмитенте.

3.1. История создания и развитие эмитента.

3.1.1. Данные о фирменном наименовании эмитента.

Полное фирменное наименование эмитента:
Открытое акционерное общество "Сибирьтелеком"
Полное фирменное наименование эмитента на английском языке:
Open Joint-Stock Company Sibirtelecom

Сокращенное фирменное наименование эмитента: ***ОАО "Сибирьтелеком"***
Сокращенное фирменное наименование эмитента на английском языке: ***OJSC Sibirtelecom***

Поскольку полное и сокращенное наименование Эмитента содержит указание на его род деятельности в качестве телекоммуникационной компании (-«телеком»), то в этом заключается его сходство с наименованиями иных телекоммуникационных компаний.

Свою деятельность ОАО "Сибирьтелеком" осуществляет под товарным знаком (знаком обслуживания), зарегистрированным Российским агентством по патентам и товарным знакам (свидетельство № 246828 от 23 мая 2003 года), на основании Закона Российской Федерации "О товарных знаках, знаках обслуживания и наименованиях мест происхождения товаров". Регистрация товарного знака действует на всей территории Российской Федерации с 15 октября 2002 года в течение 10 лет.

Сведения об изменениях в наименовании и организационно-правовой форме эмитента в течение времени существования эмитента:

1. Полное фирменное наименование: ***Акционерное общество открытого типа "Электросвязь" Новосибирской области***
   Сокращенное фирменное наименование: ***АООТ "Электросвязь" НСО***
   Организационно-правовая форма: ***акционерное общество открытого типа***
   Введено: ***30.05.1994***
   Основания введения наименования: ***Распоряжение Комитета по управлению государственным имуществом при администрации Новосибирской области № 586-р от 23.05.1994 г.***
2. Полное фирменное наименование: ***Открытое акционерное общество "Электросвязь" Новосибирской области***
   Сокращенное фирменное наименование: ***АО "Электросвязь" НСО***
   Организационно-правовая форма: ***открытое акционерное общество***
   Введено: ***13.06.1996***
   Основания изменения предыдущего наименования: ***Решение годового общего собрания акционеров (Протокол №1 от 17.05.1996 г.), принятое в соответствии со вступлением в силу требований российского законодательства об организационно-правовых формах хозяйственных обществ.***
3. Полное фирменное наименование: ***Открытое акционерное общество "Сибирьтелеком"***
   Сокращенное фирменное наименование: ***ОАО "Сибирьтелеком"***
   Организационно-правовая форма: ***открытое акционерное общество***
   Введено: ***26.12.2001***
   Основания изменения предыдущего наименования: ***Решение внеочередного общего собрания акционеров (Протокол №2 от 21.12.2001 г.) о реорганизации Эмитента.***

3.1.2. Сведения о государственной регистрации эмитента.

Дата государственной регистрации эмитента: ***30.05.1994***
Номер свидетельства о государственной регистрации: ***ГР 1161***
Орган, осуществивший государственную регистрацию: ***Новосибирская регистрационная палата***

В соответствии с Федеральным законом "О государственной регистрации юридических лиц", 23 июля 2002г. ИМНС России по Железнодорожному району г. Новосибирска Новосибирской области внесена запись в ЕГРЮЛ о юридическом лице, зарегистрированном до 1 июля 2002г., 30 ноября 2002г. ИМНС России по Железнодорожному району г. Новосибирска Новосибирской области внесена запись в ЕГРЮЛ о государственной регистрации изменений, вносимых в учредительные документы юридического лица.

Основной государственный регистрационный номер - *1025403189778*

3.1.3. Сведения о создании и развитии эмитента.

Срок существования эмитента с даты его государственной регистрации:

Эмитент был зарегистрирован в качестве юридического лица в мае 1994 года и существует более 12 лет.

Эмитент создан на неопределенный срок.

Краткое описание истории создания и развития эмитента:

До 1991 года услуги телефонной связи в г. Новосибирске и области представляло государственное предприятие Новосибирское областное производственно-техническое управление связи (официальное сокращенное наименование - НОПТУС).

5 января 1991 года Министерство по связи, информатике и космосу Российской Федерации издало приказ № 35 «О создании государственного предприятия связи и информатики «Россвязьинформ» Новосибирской области Министерства РСФСР по связи, информатике и космосу». В соответствии с этим приказом, с 1 апреля 1991 года НОПТУС ликвидировалось, и на его базе было создано Государственное предприятие связи и информатики «Россвязьинформ» Новосибирской области (официальное сокращенное наименование ГПСИ «Россвязьинформ» НСО), с передачей последнему всей сети НОПТУС.

В процессе приватизации предприятие было разделено на две компании: АО «НГТС», предоставляющее услуги местной связи в г. Новосибирске и АО «Электросвязь» НСО, предоставляющее услуги местной связи на территории области кроме г. Новосибирска, а также все остальные услуги связи на территории области.

17 мая 1994 года конференция трудового коллектива ГПСИ «Россвязьинформ» НСО приняла постановление о преобразовании ГПСИ «Россвязьинформ» НСО в акционерное общество открытого типа «Электросвязь» Новосибирской области (официальное сокращенное наименование АООТ «Электросвязь» НСО), был выбран первый вариант льгот.

АООТ «Электросвязь» НСО стало правопреемником ГПСИ «Россвязьинформ» НСО в части обязательств по электрической связи (местная телефонная связь городскому и сельскому населению, междугородная телефонная связь, проводное радиовещание, телеграфная связь). 23 мая 1994 года Комитет по управлению государственным имуществом при администрации Новосибирской области издал распоряжение № 586-р, в соответствии с которым было принято решение об учреждении АООТ "Электросвязь" НСО путем преобразования ГПСИ "Россвязьинформ" НСО.

30 мая 1994 года Постановлением Мэрии города Новосибирска № 667 был зарегистрирован Устав Акционерного общества открытого типа "Электросвязь" Новосибирской области.

В 2000 году Правительство РФ инициировало процесс реорганизации отрасли электросвязи России. Предполагалось на основе существующих 88 региональных компаний электросвязи создать семь крупных межрегиональных компаний в рамках федеральных округов.

ОАО "Связьинвест" - представитель государства и крупнейший акционер региональных операторов принял решение о целесообразности проведения такой реорганизации в форме присоединения действующих на территории каждого округа региональных операторов к наиболее крупной и экономически развитой компании данного округа.

В результате реорганизации холдинга региональные операторы объединены в семь крупных межрегиональных компаний:

- ***ОАО "Центральная Телекоммуникационная Компания";***
- ***ОАО "Северо-Западный Телеком";***
- ***ОАО "ВолгаТелеком";***
- ***ОАО "Южная Телекоммуникационная Компания";***

- ОАО "Уралсвязьинформ";
- ОАО "Сибирьтелеком";
- ОАО "Дальневосточная компания электросвязи".

В Сибирском федеральном округе в качестве базовой компании избрано ОАО «Сибирьтелеком», которая объединила 11 региональных компаний Сибирского региона.

В июне 2000 года на годовых общих собраниях акционеров АО "Электросвязь" Новосибирской области и ОАО "Новосибирская городская телефонная сеть" было принято решение о реорганизации компаний в форме присоединения ОАО "НГТС" к АО "Электросвязь" НСО. В соответствии с принятым решением 29 декабря 2000 года ОАО "НГТС" исключено из городского реестра и вошло в состав АО "Электросвязь" НСО как филиал "Городская электросвязь".

На внеочередном общем собрании акционеров, которое состоялось 21 декабря 2001 года (протокол № 2) принято решение о реорганизации открытого акционерного общества «Электросвязь» Новосибирской области в форме присоединения к Обществу:

- Открытого акционерного общества "Электросвязь" Республики Алтай,
- Открытого акционерного общества "Электросвязь" Республики Бурятия,
- Открытого акционерного общества "Электрическая связь Республики Хакасия",
- Открытого акционерного общества "Электросвязь" Красноярского края,
- Открытого акционерного общества "Электросвязь" Иркутской области,
- Открытого акционерного общества "Электросвязь" Кемеровской области,
- Открытого акционерного общества "Электрическая связь" Омской области,
- Открытого акционерного общества "Электросвязь" Читинской области,
- Открытого акционерного общества "Алтайская телефонно-телеграфная компания",
- Открытого акционерного общества "Томсктелеком";

и о переименовании Открытого акционерного общества «Электросвязь» Новосибирской области в Открытое акционерное общество «Сибирьтелеком» (ОАО «Сибирьтелеком»).

Изменения в Устав зарегистрированы Новосибирской городской регистрационной палатой 26.12.2001 г.

30 ноября 2002 года внесена запись в Единый государственный реестр юридических лиц в связи с прекращением деятельности присоединяемых к Эмитенту компаний, в соответствии с Договором о присоединении ОАО «Сибирьтелеком» стало их правопреемником.

4 марта 2003 года состоялось совместное внеочередное общее собрание акционеров ОАО "Сибирьтелеком", которое стало заключительным этапом присоединения компаний.

Цели создания эмитента:
Целью Эмитента является извлечение прибыли.
Основными целями объединения стали:

- *создание в Сибири телекоммуникационной сети, позволяющей оказывать услуги на уровне мировых стандартов;*
- *повышение эффективности деятельности за счет сокращения текущих расходов, а также концентрации ресурсов на наиболее экономически эффективных проектах;*
- *улучшение качества управления;*
- *повышение конкурентоспособности за счет соединения финансовых, маркетинговых и технических возможностей.*

Названные цели являются долгосрочными. Их реализации будет способствовать осуществление проектов межрегионального значения, которые инициированы региональными компаниями Сибири, такие как справочно-информационные услуги на базе компьютерной телефонии (Кемерово), Интернет+ (Новосибирск), мультисервисная мультипротокольная сеть (Иркутск, Новосибирск).

Объединенная компания ОАО "Сибирьтелеком" - это крупнейший оператор телекоммуникационных услуг в Сибирском федеральном округе. Компания действует на территории около 4 944,3 тыс. кв.км с численностью населения порядка 20 900,1 тысяч человек (из них 14 713,7 тыс. городское население). Несомненным преимуществом компании является

обширная инфраструктура сетей, возможность комплексного предоставления услуг по всей территории обслуживания.

Миссия эмитента:
Миссия ОАО "Сибирьтелеком" - быть лидирующим оператором связи в Сибирском регионе. Основа деятельности Эмитента - это совмещение передовых производственных технологий и продуманной маркетинговой политики для предоставления широкого выбора качественных телекоммуникационных услуг для всех категорий пользователей.

3.1.4. Контактная информация.

Информация о специальном подразделении эмитента по работе с акционерами и инвесторами эмитента:

Место нахождения: ***Россия, г. Новосибирск, ул. М. Горького,53***

Место нахождения постоянно действующего исполнительного органа: ***Россия, г. Новосибирск, ул. М. Горького,53***

Тел.: ***(383) 2-191-106; 2-191-169***

Факс: ***(383) 223-54-45***

Отдел ценных бумаг и работы с акционерами: ***(383) 2-191-195***

Адрес электронной почты: ***bannikova@sibirtelecom.ru***

Отдел связей с инвесторами: ***(383) 2-191-197***

Адрес электронной почты: ***shipitsin@sibirtelecom.ru***

Адрес страницы в сети Интернет: ***www.sibirtelecom.ru***

3.1.5. Идентификационный номер налогоплательщика.

ИНН – 5407127828

3.1.6. Филиалы и представительства эмитента.

Наименование: ***Алтайский филиал***
Место нахождения: ***РФ, г. Барнаул, ул. Интернациональная, 74***
Руководитель: ***Терентьев Юрий Александрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***25.12.2007***

Наименование: ***Бурятский филиал***
Место нахождения: ***РФ, Республика Бурятия, г. Улан-Удэ, ул. Ленина, 42***
Руководитель: ***Здаров Андрей Валентинович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***25.12.2007***

Наименование: ***Горно-Алтайский филиал***
Место нахождения: ***РФ, Республика Алтай, г. Горно-Алтайск, ул. Чорос-Гуркина, 51/1***
Руководитель: ***Устинов Валерий Петрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***25.12.2007***

Наименование: ***Иркутский филиал***
Место нахождения: ***РФ, г. Иркутск, ул. Свердлова, 37***
Руководитель: ***Ширшов Олег Петрович***
Дата открытия: ***10.04.2002***

Срок действия доверенности: *25.12.2007*

Наименование: ***Кемеровский филиал***
Место нахождения: ***РФ, г. Кемерово, проспект Советский, 61***
Руководитель: ***Величко Вячеслав Витальевич***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***25.12.2007***

Наименование: ***Красноярский филиал***
Место нахождения: ***РФ, г. Красноярск, проспект Мира, 102***
Руководитель: ***Гришко Николай Александрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***25.12.2007***

Наименование: ***Новосибирский филиал***
Место нахождения: ***РФ, г. Новосибирск, ул. Ленина, 5***
Руководитель: ***Михайлов Михаил Григорьевич***
Дата открытия: ***14.05.2002***
Срок действия доверенности: ***25.12.2007***

Наименование: ***Омский филиал***
Место нахождения: ***РФ, г. Омск, ул. Гагарина, 36***
Руководитель: ***Суконцев Алексей Сергеевич***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***25.12.2007***

Наименование: ***Томский филиал***
Место нахождения: ***РФ, г. Томск, пр. Фрунзе, 83а***
Руководитель: ***Попов Виталий Федорович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***25.12.2007***

Наименование: ***Хакасский филиал***
Место нахождения: ***РФ, Республика Хакасия, г. Абакан, ул. Щетинкина, 20***
Руководитель: ***Иванов Евгений Владимирович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***25.12.2007***

Наименование: ***Читинский филиал***
Место нахождения: ***РФ, г. Чита, ул. Ленина, 107***
Руководитель: ***Алексеев Валерий Петрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***25.12.2007***

Наименование: ***Представительство в г. Москве***
Место нахождения: ***РФ, г. Москва, Плотников переулок, 3***
Руководитель: ***Польников Александр Ильич (уволен 15.02.2007)***
Дата открытия: ***24.05.2005***

3.2. Основная хозяйственная деятельность эмитента.

3.2.1. Отраслевая принадлежность эмитента.

Наименование	Код по ОКВЭД
Деятельность в области телефонной связи	64.20.11
Деятельность в области документальной связи	64.20.12
Деятельность в области передачи (трансляции) и распределения программ телевидения	64.20.21
Деятельность в области передачи (трансляции) и распределения программ звукового радиовещания	64.20.22
Прочая деятельность в области электросвязи	64.20.3
Деятельность прочего сухопутного пассажирского транспорта	60.23
Деятельность автомобильного грузового неспециализированного транспорта	60.24.2
Аренда грузового автомобильного транспорта с водителем	60.24.3
Деятельность такси	60.22
Ремонт бытовых изделий и предметов личного пользования, не включенных в другие группировки	52.74
Производство общестроительных работ по возведению зданий	45.21.1
Производство общестроительных работ по прокладке местных линий связи	45.21.4
Производство электромонтажных работ	45.31
Производство отделочных работ	45.4
Проектирование, связанное со строительством инженерных сооружений	74.20.13
Издание газет	22.12
Деятельность в области радиовещания и телевидения	92.20
Производство пара и горячей воды (тепловой энергии) котельными	40.30.14
Рекламная деятельность	74.40
Предоставление прочих услуг	74.84
Аренда легковых автомобилей	71.10
Аренда прочего автомобильного транспорта и оборудования	71.21.1
Сдача внаём собственного жилого недвижимого имущества	70.20.1
Сдача внаём собственного нежилого недвижимого имущества	70.20.2
Аренда прочих машин и оборудования научного и промышленного назначения	71.34.9
Деятельность столовых при предприятиях и учреждениях	55.51
Деятельность ресторанов и кафе	55.30
Врачебная практика	85.12
Деятельность детских лагерей на время каникул	55.23.1
Деятельность пансионатов, домов и баз отдыха	55.23.2
Управление эксплуатацией жилого фонда	70.32.1
Деятельность гостиниц без ресторанов	55.12
Физкультурно- оздоровительная деятельность	93.04
Обучение в образовательных учреждениях дополнительного профессионального образования (повышение квалификации) для специалистов, имеющих высшее профессиональное образование	80.30.3
Обучение в образовательных учреждениях дополнительного профессионального образования (повышение квалификации) для специалистов, имеющих среднее профессиональное образование	80.22.22
Техническое обслуживание и ремонт офисных машин и вычислительной техники	72.50
Услуги ксерокопирования	93.05
Брошюровочно- переплетная и отделочная деятельность	22.23
Прочая деятельность по техническому контролю, испытаниям и анализу	74.30.9
Проведение расследований и обеспечение безопасности (вневедомственная охрана)	74.60
Хранение и складирование прочих грузов	63.12.4
Прочая деятельность, связанная с использованием вычислительной техники и информационных технологий	72.60
Изготовление печатных форм	22.24
Прочая розничная торговля в неспециализированных магазинах	52.12
Прочая оптовая торговля	51.70

3.2.2. Основная хозяйственная деятельность эмитента.

Основные виды хозяйственной деятельности (виды деятельности, виды продукции (работ, услуг)), обеспечившие не менее чем 10 процентов выручки (доходов) эмитента за каждый из отчетных периодов:

Вид хозяйственной деятельности: ***предоставление услуг электросвязи в Сибирском федеральном округе.***

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	2002 г.	2003 г.	2004 г.	2005 г.	2006 г.	1 кв. 2007г.
Объем выручки от продажи продукции всего (работ, услуг), тыс. руб.	12 210 796	15 644 056	19 039 837	21 906 693	22 941 812	6 336 395
в том числе: объем выручки от предоставления услуг связи, тыс. руб.	11 912 829	15 243 282	18 650 257	21 455 961	21 620 210	6 064 822
доля в общем объеме выручки, %	97,6 %	97,4 %	98,0 %	97,9 %	94,2 %	95,7 %

Примечание:

При расчёте показателей за 2002 г. учитывались показатели базовой организации (Эмитента) и присоединённых компаний за период с 01.01.2002 г. по 31.12.2002 г., полученные построчным суммированием показателей базовой организации и соответствующих показателей присоединённых организаций за период с 01.01.2002 г. по дату реорганизации.

Изменения размера доходов эмитента от основной хозяйственной деятельности на 10 и более процентов по сравнению с предыдущим отчетным периодом, а также причины таких изменений:

В целом за весь рассматриваемый пятилетний период объём доходов от основной деятельности Общества возрос в 1,8 раза, что на 70-80% обусловлено увеличением объёмов предоставляемых услуг связи и на 20-30% - тарифным фактором.

Абонентская база фиксированной связи с 2003 по 2006 год увеличилась на 17% и достигла 4,2 млн. пользователей. Количество абонентов сотовой связи на конец 2006 года составило более 390 тыс. абонентов (рост к 2003 году - в 6,5 раз). Около 110 тыс. человек на 01.01.2007 являются пользователями услуг выделенного доступа Интернет по технологии xDSL.

Тарифы более 80% услуг, оказываемых Обществом, подлежат государственному регулированию и пересматриваются ФСТ (Федеральной службой по тарифам) по предложениям Общества. При расчёте тарифов используется методика МАП России (Министерство по антимонопольной политике РФ – ныне ФСТ), основанная на определении себестоимости предоставляемых услуг, при этом учитывается индекс инфляции, а также колебания курса доллара по отношению к Российской национальной валюте. Тарифы на остальные услуги определяются исходя из рыночных условий.

В период с 2003 по 2005 гг. прирост доходов составлял от 15 до 28% в год, в 2006 году доходы Общества выросли не столь существенно (на 4,7%) ввиду изменения нормативно-правовой базы отрасли в части межоператорского взаимодействия. С 01.01.2006 г. Общество не предоставляет услуги магистральной междугородной и международной связи, а выступает в роли агента ОАО «Ростелеком», имеющего соответствующую лицензию (данное обстоятельство способствовало значительному сокращению объёма доходов). Однако, другое законодательное изменение, а именно введение с 01.07.2006 года в действие принципа «платит звонящая сторона», способствовало возникновению дополнительных доходов Общества от предоставления внутризоновых соединений с фиксированного телефона на мобильный в пределах одного поселения и компенсировало указанное сокращение доходов.

Последнее обстоятельство оказало также наибольшее влияние на увеличение на 20,8% объёма доходов от основной хозяйственной деятельности в 1 квартале 2007 года по сравнению с аналогичным периодом прошлого года.

Эмитент ведет свою основную хозяйственную деятельность на территории России.

Сезонный характер деятельности.

Сезонный характер основной хозяйственной деятельности Эмитента отсутствует.

Общая структура себестоимости эмитента:

Наименование статьи затрат	2006г.	1 кв. 2007г.
Сырье и материалы, %	4,8	4,3
Приобретенные комплектующие изделия, полуфабрикаты, %	-	-
Работы и услуги производственного характера, выполненные сторонними организациями, %	-	-
Топливо, %	1,4	1,4
Энергия, %	2,3	3,2
Затраты на оплату труда, %	38,9	33,8
Проценты по кредитам, %	-	-
Арендная плата, %	1,2	2,2
Отчисления на социальные нужды, %	9,2	8,4
Амортизация основных средств, %	15,0	17,8
Налоги, включаемые в себестоимость продукции, %	0,2	0,2
Прочие затраты (пояснить), % амортизация по нематериальным активам, % вознаграждения за рационализаторские предложения, % обязательные страховые платежи, %	27,0 0,5	28,7 0,5
представительские расходы, % иное, %	 26,5	 28,2
Итого: затраты на производство и продажу продукции (работ, услуг) (себестоимость), %	100	100
Справочно: выручка от продажи продукции (работ, услуг), % к себестоимости	117,5	135,3

Имеющие существенное значение новые виды продукции (работ, услуг), предлагаемые эмитентом на рынке его основной деятельности (в той степени, насколько это соответствует общедоступной информации о таких видах продукции (работ, услуг): ***в последнее время Общество усиленно развивает одно из наиболее перспективных направлений современного телекоммуникационного бизнеса - предоставление услуг (Интернет, передача данных, IP-TV) по выделенному доступу на основе технологии xDSL***

Состояние разработки таких видов продукции (работ, услуг): ***за 2006 год доля Общества по данному направлению бизнеса на телекоммуникационном рынке Сибири возросла с 47 до 51%. По итогам 2006г. количество абонентов xDSL достигло 65 тыс. Прирост абонентской базы в 2006г. составил более 54 тыс. абонентов. По итогам первого квартала 2007г. количество абонентов широкополосного доступа в Интернет достигло 89 тыс. пользователей.***

Стандарты (правила), в соответствии с которыми подготовлена бухгалтерская отчетность и произведены расчеты, отраженные в настоящем пункте:
Бухгалтерская отчетность Организации составляется в соответствии с Федеральным Законом от 21.11.96 №129-ФЗ "О бухгалтерском учете" и другими нормативными актами Российской Федерации, регламентирующими ведение бухгалтерского учета и отчетности.

3.2.3. Материалы, товары (сырье) и поставщики эмитента.

Информацию о поставщиках эмитента, на долю которых приходится 10 и более процентов всех поставок товарно-материальных ценностей, с указанием их доли в общем объеме поставок за 2006 год и за 1 квартал 2007 год.

на 31.12.2006г.:

Название фирмы	Доля в общем объеме по поставкам оборудования, %	Тип оборудования	Место нахождения
ЗАО «Открытые технологии - 98»	25	Компьютеры и оргтехника, EWSD, SDH	РФ 117036 г. Москва, ул. Обручева, 30,

		ECI, оборудование новых технологий	корпус 1
ООО «ТехноСерв АС»	28	Оборудование Si-2000, S-12, SDH Алкатель, компьютеры и оргтехника	РФ 109052, г. Москва, ул. Смирновская, д.10, стр. 3
ООО «РБС»	16	Аккумуляторы, выпрямители, системы передач PDH, кроссовое оборудование	РФ 105062, г. Москва, ул. Жуковского д. 6, стр. 2

на 31.03.2007г.:

Название фирмы	Доля в общем объеме по поставкам оборудования, %	Тип оборудования	Место нахождения
ОАО "Трест "Связьстрой – 6"	11,13	Кабельная продукция	РФ 630123, г. Новосибирск, Мочищенское шоссе, д. 18
ООО "РБС"	14,87	Поставка систем передач PDH, кроссового оборудования	РФ 105062, г. Москва, ул. Жуковского д. 6, стр. 2
ООО Предприятие "Элтекс"	31,12	Поставка оборудования МС-240	РФ 630020, г. Новосибирск 20, ул. Объединения д. 3
ЗАО "Энвижн Груп"	13,81	поставка оборудования новых технологий	РФ 123242, г. Москва, ул. Зоологическая, д. 1, стр. 1

Информация об изменении цен на основное сырье (материалы):
По сравнению с завершённым финансовым 2006 годом стоимость кабельной продукции с медными жилами возросла в среднем на 26,6 %, стоимость оптического кабеля в среднем увеличилась на 23 %. Увеличение цен на оборудование не произошло, так как оборудование поставлено по договорам, заключённым в 2006 году.

Доля импорта в поставках эмитента:
Импорта в поставках Эмитента не было.

Прогнозы в отношении доступности перечисленных выше источников товарно-материальных ценностей в будущем: ***для продления договоров с поставщиками прогноз благоприятный, однако, в случае необходимости эмитент готов осуществить поиск возможных альтернативных источников.***

3.2.4. Рынки сбыта продукции (работ, услуг) эмитента.

Основные рынки, на которых эмитент осуществляет свою деятельность:
Эмитент осуществляет свою деятельность в качестве оператора связи на территории Сибирского федерального округа. Потребителями предоставляемых Эмитентом услуг связи являются физические и юридические лица, проживающие или имеющие место нахождения в указанном регионе.
Тенденции развития рынка связи, на котором осуществляет свою деятельность Эмитент, следующие:

- ***Местная телефония:***

Эмитент является лидером рынка местной телефонной связи. Рыночные исследования показывают, что существует еще неудовлетворенный спрос на базовые услуги – например, резервом является увеличение строительства жилья в СФО до 109,1 тыс. квартир. Планируется продолжать политику снижения тарифов на доступ к телефонной сети в зависимости от платежеспособного спроса в том или ином населенном пункте.

По итогам деятельности в 1 квартале 2007 года эмитент сохранил лидирующее положение на рынке услуг местной телефонной связи.

- *Внутризоновая связь:*

С 1 января 2006 года на основании Закона "О связи" услуги международной и междугородной телефонной связи оказывают операторы, получившие соответствующие лицензии (Ростелеком, МТТ и пр.). Эмитент в результате данных изменений является оператором внутризоновой связи в пределах регионов Сибирского федерального округа и основным игроком на данном рынке.

- *Интернет:*

Основные тенденции на рынке Интернет - это постепенный отказ предприятий и определенной части населения от услуг коммутируемого доступа и переход на более быстрый и качественный выделенный доступ. Для основной части населения интересной и доступной по цене услугой эмитента является широкополосный доступ по технологии xDSL, предоставляемый под торговой маркой «Webstream».

- *Мобильная связь:*

Рынок мобильной связи является самым динамичным и быстро развивающимся из телекоммуникационных рынков. Рост рынка в сибирском регионе опережает общероссийский. Эмитент присутствует на рынке мобильной связи Республики Бурятия и Томской области, а также развивает данный бизнес через дочерние компании «Байкалвестком» (Иркутская область), «Енисейтелеком» (Красноярский край, Республика Хакасия), «СТЭК Джи ЭС Эм» (Кемеровская область) и «Алтайсвязь» (Алтайский край). На рынке мобильной связи эмитент конкурирует с национальными операторами (операторы «большой тройки»: МТС, Билайн, Мегафон).

Возможные факторы, которые могут негативно повлиять на сбыт эмитентом его продукции (работ, услуг) и возможные действия эмитента по уменьшению такого влияния:

На сбыт Эмитентом его продукции (работ, услуг) могут негативно повлиять следующие факторы:

- ***рост числа конкурирующих компаний на рынке услуг местной телефонной связи;***
- ***усиление конкуренции на рынке услуг Интернет и Передачи Данных;***
- ***постепенное замещение услуг местной телефонной сети услугами мобильных сетей;***
- ***недостаточная доля активных продаж в общем объёме и недостаточные усилия по продвижению услуг.***

Действия Эмитента по уменьшению такого влияния:

- использование имеющихся собственных сетевых ресурсов как основы для предоставления всех видов услуг;

- возможность оперативного развертывания большого числа новых сервисов на базе существующей инфраструктуры сети;

- проведение единой маркетинговой политики в рамках региона;

- использование в случае необходимости возможности перераспределения финансовых ресурсов;

- проведение политики по поддержанию высокой квалификации кадров;

- создание и поддержание имиджа надежного оператора;

- присутствие во всех регионах Сибирского федерального округа;

- внедрение новых услуг на базе существующей инфраструктуры;

- использование возможности гибкого тарифного регулирования.

3.2.5. Сведения о наличии у эмитента лицензий.

1. Номер: ***ГС-6-54-01-27-0-5407127828-000999-1***
   Дата выдачи: ***21.11.2002***
   Срок действия: ***до 21.11.2007***
   Орган, выдавший лицензию: ***Госкомитет РФ по строительству и жилищно-коммунальному комплексу***
   Виды деятельности: ***строительство зданий и сооружений 1 и 2 уровней ответственности в соответствии с государственным стандартом***

Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

2. Номер: ***ГС-6-54-01-26-0-5407127828-001002-1***
   Дата выдачи: ***21.11.2002***
   Срок действия: ***до 21.11.2007***
   Орган, выдавший лицензию: ***Госкомитет РФ по строительству и жилищно-коммунальному комплексу***
   Виды деятельности: ***проектирование зданий и сооружений 1 и 2 уровней ответственности в соответствии с государственным стандартом***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

3. Номер: ***БАР 00093***
   Дата выдачи: ***31.10.2002***
   Срок действия: ***до 01.10.2009***
   Орган, выдавший лицензию: ***Комитет по охране окружающей среды по Алтайскому краю***
   Виды деятельности: ***водопользование (на территории Алтайского края)***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

4. Номер: ***1/00612***
   Дата выдачи: ***15.12.2002***
   Срок действия: ***до 15.12.2007***
   Орган, выдавший лицензию: ***Главное управление Государственной противопожарной службы***
   Виды деятельности: ***деятельность по предупреждению и тушению пожаров***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

5. Номер: ***2/01092***
   Дата выдачи: ***15.12.2002***
   Срок действия: ***до 15.12.2007***
   Орган, выдавший лицензию: ***Главное управление Государственной противопожарной службы***
   Виды деятельности: ***производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

6. Номер: ***Г 926152 рег. № 1302/2002***
   Дата выдачи: ***29.10.2002***
   Срок действия: ***до 13.02.2007***
   Орган, выдавший лицензию: ***Комитет администрации Алтайского края по здравоохранению, комиссия по лицензированию медицинской деятельности***
   Виды деятельности: ***осуществление медицинской деятельности (на территории Алтайского края)***
   Документы для продления лицензии направлены в лицензирующий орган

7. Номер: ***А № 012571 рег. № 507***
   Дата выдачи: ***23.03.2004***
   Срок действия: ***до 22.03.2009***
   Орган, выдавший лицензию: ***Управление науки, высшего, среднего профессионального образования и технологий Администрации НСО***
   Виды деятельности: ***осуществление образовательной деятельности (Новосибирская область)***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

8. Номер: ***РХ-МН Г 839890 рег. № 00079/10/03***
   Дата выдачи: ***21.10.2003***
   Срок действия: ***до 21.10.2008***
   Орган, выдавший лицензию: ***Министерство здравоохранения Республики Хакасия***
   Виды деятельности: ***работы и услуги по предрейсовым медицинским осмотрам***

водителей транспортных средств
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

9. Номер: ***Б 325263 рег. № 771***
   Дата выдачи: ***05.03.2004***
   Срок действия: ***до 05.03.2009***
   Орган, выдавший лицензию: ***Управление ФСБ России по Новосибирской области***
   Виды деятельности: ***осуществление работ с использованием сведений, составляющих государственную тайну***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

10. Номер: ***22 А № 042366***
    Дата выдачи: ***20.10.1997***
    Срок действия: ***до 20.10.2021***
    Орган, выдавший лицензию: ***Федеральная служба лесного хозяйства России***
    Виды деятельности: ***пользование лесным фондом в культурно-оздоровительных, туристических и спортивных целях***
    Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

11. Номер: ***Б 341931 № 014М***
    Дата выдачи: ***25.07.2005***
    Срок действия: ***до 05.03.2009***
    Орган, выдавший лицензию: ***Управление ФСБ России по Новосибирской области***
    Виды деятельности: ***осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны***
    Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

12. Номер: ***2230***
    Дата выдачи: ***27.07.2005***
    Срок действия: ***до 21.07.2010***
    Орган, выдавший лицензию: ***Главное управление общего и профессионального образования Администрации Иркутской области***
    Виды деятельности: ***образовательная деятельность по образовательным программам***
    Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

Сведения о лицензиях на предоставление услуг связи Эмитента указаны в пункте 3.2.10. настоящего раздела Ежеквартального отчета, устанавливающего дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи.

3.2.6. Совместная деятельность эмитента.

В 1 квартале 2007г. Эмитент не вел совместной деятельности.

3.2.7. Дополнительные требования к эмитентам, являющимся акционерными инвестиционными фондами, страховыми или кредитными организациями, ипотечными агентами

Эмитент не является акционерным инвестиционным фондом или страховой организацией.

3.2.8. Дополнительные требования к эмитентам, чьей основной деятельностью является добыча полезных ископаемых

Эмитент не осуществляет добычу полезных ископаемых.
Дочерние (зависимые) общества Эмитента, ведущие деятельность по добыче полезных ископаемых, отсутствуют.

3.2.9. Дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи.

а) Лицензии на предоставление услуг связи.

1. Условия осуществления деятельности в соответствии с лицензией № 23236:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги местной и внутризоновой телефонной связи сети связи общего пользования, а также телефонной связи с использованием технических средств интеллектуальной сети связи на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Лицензиат обязан предоставлять пользователям своей сети доступ к услугам междугородной и международной телефонной связи сети связи общего пользования.

Предоставление услуг междугородной и международной телефонной связи осуществляется с использованием технических средств лицензиата по сети связи общего пользования через АМТС соответствующей географической зоны нумерации по договорам с оператором междугородной и международной сети связи общего пользования Российской Федерации ОАО "Ростелеком".

Предоставление услуг внутризоновой телефонной связи допускается по сети связи лицензиата (внутри кода зоны географической нумерации ABC), если и вызывающий и вызываемый пользователи являются пользователями сети лицензиата или пользователями сети, имеющей присоединение только к сети лицензиата.

Предоставление услуг местной и внутризоновой связи, согласно данной лицензии, с использованием радиорелейных систем передачи допускается после получения разрешения на использование рабочих частот в соответствии с отраслевыми нормативными документами.

Допускается применение на абонентском участке радиоудлинителей и оборудования радиодоступа при наличии необходимого частотного ресурса, выделенного установленным порядком государственной радиочастотной службой при Министерстве Российской Федерации по связи и информатизации.

Дата выдачи: ***04.10.2002***

Срок действия лицензии: ***до 04.10.2012***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

2. Условия осуществления деятельности в соответствии с лицензией № 23237:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги местной, междугородной и международной телефонной связи сети связи общего пользования на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область с использованием сети переговорных пунктов и сети таксофонов, создаваемой лицензиатом.

Таксофоны и переговорные пункты лицензиата включаются в местные телефонные сети на уровне абонентских установок.

Лицензиат имеет право использовать каналы связи и физические цепи сети связи других операторов на возмездной основе в соответствии с Гражданским кодексом.

Дата выдачи: *28.11.2002*

Срок действия лицензии: *до 28.11.2007*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Общая монтированная емкость сети связи лицензиата - не менее 14681 таксофонов и 3109 переговорных пунктов, в том числе:***

- ***на территории Республики Алтай - не менее 66 таксофонов и не менее 94 переговорных пунктов;***
- ***на территории Республики Бурятия - не менее 739 таксофонов и не менее 28 переговорных пунктов;***
- ***на территории Республики Хакасия - не менее 493 таксофонов и не менее 21 переговорного пункта;***
- ***на территории Алтайского края - не менее 750 таксофонов и не менее 921 переговорного пункта;***
- ***на территории Красноярского края - не менее 1750 таксофонов и не менее 300 переговорных пунктов;***
- ***на территории Иркутской области - не менее 2012 таксофонов и не менее 296 переговорных пунктов;***
- ***на территории Кемеровской области - не менее 3095 таксофонов и не менее 188 переговорных пунктов;***
- ***на территории Новосибирской области - не менее 2599 таксофонов и не менее 676 переговорных пунктов;***
- ***на территории Омской области - не менее 1677 таксофонов и не менее 60 переговорных пунктов;***
- ***на территории Томской области - не менее 959 таксофонов и не менее 150 переговорных пунктов;***
- ***на территории Читинской области - не менее 541 таксофонов и не менее 375 переговорных пунктов.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

3. Условия осуществления деятельности в соответствии с лицензией № 23228:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги передачи данных сети связи общего пользования на территории следующих субъектов Российской Федерации: Республика Алтай, Республика Хакасия, Республика Бурятия, Алтайский край, Красноярский край, Омская область, Новосибирская область, Иркутская область, Кемеровская область, Томская область, Читинская область.

Предоставление услуг передачи данных осуществляется с использованием сети передачи данных лицензиата.

Лицензиат имеет право на подключение оборудования передачи данных к телефонной сети связи общего пользования, к используемой в коммерческих целях части сети "Искра" и к телеграфной сети АТ/Телекс, а также на использование каналов связи и физических цепей сети связи общего пользования.

Подключение оборудования передачи данных лицензиата к телефонной сети связи общего пользования, к используемой в коммерческих целях части сети "Искра" и к телеграфной сети АТ/Телекс осуществляется только на правах абонентских установок.

Дата выдачи: *01.08.2002*

Срок действия лицензии: *до 01.08.2007*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная абонентская емкость сети лицензиата должна обеспечивать возможность подключения к концу срока действия лицензии не менее 253000 пользователей, в том числе к концу 2003 года - не менее 158000 пользователей.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

4. Условия осуществления деятельности в соответствии с лицензией № 23229:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги по трансляции звуковых программ по сети проводного вещания на территории следующих субъектов Российской Федерации: Республика Алтай, Республика Хакасия, Республика Бурятия, Алтайский край, Красноярский край, Омская область, Новосибирская область, Иркутская область, Кемеровская область, Томская область, Читинская область.

Сеть лицензиата предназначена для вещания звуковых программ общероссийских и государственных региональных компаний.

Трансляция иных программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: *01.08.2002*

Срок действия лицензии: *до 01.08.2007*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

5. Условия осуществления деятельности в соответствии с лицензией № 23230:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление пользователям местных, междугородных каналов и трактов связи, каналов подачи программ телевидения, звукового вещания, физических цепей для передачи сигналов электросвязи на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление пользователям каналов, трактов связи и физических цепей допускается для организации сетей связи при наличии у их владельцев соответствующих лицензий Министерства Российской Федерации по связи и информатизации (Министерства связи Российской Федерации, Государственного комитета Российской Федерации по связи и информатизации, Государственного комитета Российской Федерации по телекоммуникациям), а также для организации абонентских линий с целью получения доступа к различным сетям

связи в соответствии с правилами их построения, и для внутрипроизводственных сетей, не предоставляющих услуг связи на возмездной основе, в том числе имеющих выход на сеть связи общего пользования.

Предоставление каналов связи и физических цепей для организации абонентских и соединительных линий местных телефонных сетей допускается только в пределах территории соответствующих географических зон нумерации ABC ab.

Дата выдачи: *28.11.2002*

Срок действия лицензии: *до 28.11.2007*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Общее количество организуемых лицензиатом каналов тональной частоты, основных цифровых каналов, в том числе в составе цифровых трактов:***

- ***на территории Республики Алтай - не менее 71;***
- ***на территории Республики Бурятия - не менее 452;***
- ***на территории Республики Хакасия - не менее 96;***
- ***на территории Алтайского края - не менее 1813;***
- ***на территории Красноярского края - не менее 548;***
- ***на территории Иркутской области - не менее 316;***
- ***на территории Кемеровской области - не менее 262;***
- ***на территории Новосибирской области - не менее 1989;***
- ***на территории Омской области - не менее 303;***
- ***на территории Томской области - не менее 49;***
- ***на территории Читинской области - не менее 333.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

6. Условия осуществления деятельности в соответствии с лицензией № 23238:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги телеграфной связи (прием, передача и доставка телеграмм, услуги сети АТ/Телекс) на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление услуг телеграфной связи осуществляется с использованием технических средств лицензиата. Монтированная емкость телеграфных средств коммутации и передачи, принадлежащих лицензиату, должна обеспечивать возможность полного удовлетворения потребностей в услугах телеграфной связи на лицензионной территории.

Дата выдачи: *14.11.2002*

Срок действия лицензии: *до 14.11.2007*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

7. Условия осуществления деятельности в соответствии с лицензией № 23239:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги телематических служб сети связи общего пользования (службы электронной почты, службы доступа к информационным ресурсам, службы факсимильных сообщений, информационно-справочной службы, службы обработки сообщений, службы передачи речевой информации, службы голосовых сообщений, службы аудиоконференций, службы видеоконференций) на территории следующих Республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление услуг осуществляется с использованием технических средств телематических служб лицензиата.

Дата выдачи: ***29.08.2002***

Срок действия лицензии: ***до 29.08.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная абонентская емкость телематических служб лицензиата должна обеспечивать возможность подключения к концу срока действия лицензии не менее 115000 пользователей, в том числе к концу 2003 г. не менее 61000 пользователей.***

Пропускная способность телематической службы передачи речевой информации лицензиата должна обеспечивать к концу срока действия лицензии возможность организации не менее 960 одновременных разговоров, в том числе к концу 2003 г. не менее 480 одновременных разговоров.

Число пользователей, которые могут одновременно участвовать в сеансах аудиоконференцсвязи и видеоконференцсвязи не менее 319.

Количество ПКЛ к концу срока действия лицензии - не менее 381, в том числе к концу 2003 г. - не менее 266.

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

8. Условия осуществления деятельности в соответствии с лицензией № 25790:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги сотовой радиотелефонной связи сети связи общего пользования с использованием оборудования стандарта GSM в диапазоне 1800 МГц (СПС-1800) на территории Республики Бурятия.

Предоставление услуг сотовой связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-1800.

Дата выдачи: ***11.04.2003***

Срок действия лицензии: ***до 11.04.2013***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

9. Условия осуществления деятельности в соответствии с лицензией № 45943:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ на территориях Алтайского края.

Дата выдачи: *17.11.2006*

Срок действия лицензии: ***17.11.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

10. Условия осуществления деятельности в соответствии с лицензией № 44215:

Виды услуг связи, разрешенных к использованию:

Услуги цифровой сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц по технологии IMT-MC 450 на территории Республики Хакасия.

Дата выдачи: ***21.09.2006***

Срок действия лицензии: ***до 21.09.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

11. Условия осуществления деятельности в соответствии с лицензией № 30216:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги цифровой сотовой радиотелефонной связи сети общего пользования в диапазоне 450 МГц по технологии IMT-MC 450 на территории Томской области.

Дата выдачи: ***30.12.2003***

Срок действия лицензии: ***до 30.12.2013***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная емкость сети на территории, указанной в данной лицензии, должна составлять по годам: на 31.12.2007 г. – 10 000 номеров, на 31.12.2013 г. – 30 000 номеров.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

12. Условия осуществления деятельности в соответствии с лицензией № 8123:

Виды услуг связи, разрешенных к использованию:

Осуществление эфирного радиовещания СМИ «Радиовестник Кузбасса» в г.г. Гурьевск, Мариинск, Осинники и Топки Кемеровской области.

Дата выдачи: ***13.02.2004***

Срок действия лицензии: ***до 13.02.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

13. Условия осуществления деятельности в соответствии с лицензией № 32170:

Виды услуг связи, разрешенных к использованию:

Услуги связи для целей эфирного вещания на территории Томской области.

Дата выдачи: ***31.05.2005***

Срок действия лицензии: ***до 27.05.2008***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

14. Условия осуществления деятельности в соответствии с лицензией № 32171:

Виды услуг связи, разрешенных к использованию:

Услуги связи для целей эфирного вещания (на территории Иркутской области)

Дата выдачи: *31.05.2005*

Срок действия лицензии: *до 02.08.2009*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

15. Условия осуществления деятельности в соответствии с лицензией № 31613:

Виды услуг связи, разрешенных к использованию:

Телематические услуги связи (на территории Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО)

Дата выдачи: *26.05.2005*

Срок действия лицензии: *до 26.05.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

16. Условия осуществления деятельности в соответствии с лицензией № 31614:

Виды услуг связи, разрешенных к использованию:

Услуги местной телефонной связи с использованием средств коллективного пользования на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: *26.05.2005*

Срок действия лицензии: *до 26.05.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

17. Условия осуществления деятельности в соответствии с лицензией № 31615:
Виды услуг связи, разрешенных к использованию:
Услуги местной телефонной связи с использованием таксофонов на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО
Дата выдачи: ***26.05.2005***
Срок действия лицензии: ***до 26.05.2010***
Условия и возможность продления срока действия лицензии:
Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.
Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***
Срок исполнения указанных обязательств: ***данных обязательств нет.***
Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***
Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***
Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

18. Условия осуществления деятельности в соответствии с лицензией № 31616:
Виды услуг связи, разрешенных к использованию:
Услуги телеграфной связи на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО
Дата выдачи: ***26.05.2005***
Срок действия лицензии: ***до 26.05.2010***
Условия и возможность продления срока действия лицензии:
Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.
Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***
Срок исполнения указанных обязательств: ***данных обязательств нет.***
Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***
Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***
Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

19. Условия осуществления деятельности в соответствии с лицензией № 8986:
Виды услуг связи, разрешенных к использованию:
Осуществление телевещания СМИ «Мариинск-ТВ» в г. Мариинске Кемеровской области
Дата выдачи: ***26.05.2005***
Срок действия лицензии: ***до 18.01.2010***
Условия и возможность продления срока действия лицензии:
Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.
Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***
Срок исполнения указанных обязательств: ***данных обязательств нет.***
Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

20. Условия осуществления деятельности в соответствии с лицензией № 33053:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания в г.г. Осинники, Топки, Гурьевск Кемеровской области.

Дата выдачи: ***17.07.2005***

Срок действия лицензии: ***до 13.08.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

21. Условия осуществления деятельности в соответствии с лицензией № 33052:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей кабельного вещания в г. Бердск Новосибирской области

Дата выдачи: ***17.07.2005***

Срок действия лицензии: ***до 15.07.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

22. Условия осуществления деятельности в соответствии с лицензией № 35007:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания в г.г. Мариинске и Новокузнецке Кемеровской области

Дата выдачи: ***14.09.2005***

Срок действия лицензии: ***до 18.07.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

23. Условия осуществления деятельности в соответствии с лицензией № 36290:

Виды услуг связи, разрешенных к использованию:

Предоставлять услуги по трансляции телевизионных и звуковых программ на территориях Читинской области

Дата выдачи: ***03.11.2005***

Срок действия лицензии: ***до 03.11.2008***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства)***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

24. Условия осуществления деятельности в соответствии с лицензией № 37355:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети связи общего пользования на территории субъектов РФ: Республика Бурятия, Омская область, Кемеровская область.

Сеть связи лицензиата создается с использованием оборудования радиотелефонной связи, работающего в диапазоне 330МГц.

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

25. Условия осуществления деятельности в соответствии с лицензией № 37356:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети связи общего пользования на территории субъектов РФ: Алтайский край, Иркутская область, Томская область.

Дата выдачи: ***28.11.2005***

Срок действия лицензии: *до 28.11.2008*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

26. Условия осуществления деятельности в соответствии с лицензией № 36761:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц на территории Томской области.

Предоставление услуг сотовой связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС 450

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

27. Условия осуществления деятельности в соответствии с лицензией № 36762:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети общего пользования на территории Красноярского края

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

28. Условия осуществления деятельности в соответствии с лицензией № 40114:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги связи по передаче данных, за исключением услуг связи по передаче данных для целей передачи голосовой информации на территориях автономных округов.

Дата выдачи: ***11.04.2006***

Срок действия лицензии: ***11.04.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

29. Условия осуществления деятельности в соответствии с лицензией № 40115:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги связи по предоставлению каналов связи на территориях автономных округов.

Дата выдачи: ***11.04.2006***

Срок действия лицензии: ***11.04.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

30. Условия осуществления деятельности в соответствии с лицензией № 41552:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ по сетям кабельного телевидения на территории Иркутской области.

Пользователям должна быть обеспечена подача транслируемых в эфире программ общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: ***19.06.2006***

Срок действия лицензии: ***19.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

31. Условия осуществления деятельности в соответствии с лицензией № 42053:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ по сетям кабельного телевидения на территории Кемеровской области.

Пользователям должна быть обеспечена подача транслируемых в эфире программ общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: ***19.06.2006***

Срок действия лицензии: ***19.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

32. Условия осуществления деятельности в соответствии с лицензией № 42054:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ по сетям кабельного телевидения на территории Новосибирской области.

Пользователям должна быть обеспечена подача транслируемых в эфире программ общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: ***19.06.2006***

Срок действия лицензии: ***19.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

33. Условия осуществления деятельности в соответствии с лицензией № 42077:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг подвижной радиотелефонной связи сети связи общего пользования с использованием оборудования стандарта GSM в диапазоне 900 МГц (СПС-900) на территории Республики Бурятия.

Предоставление услуг подвижной радиотелефонной связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-900

Сеть СПС-900, создаваемая лицензиатом, присоединяется к сети связи общего пользования Российской Федерации на междугородном уровне в соответствии с Генеральной схемой создания и поэтапного развития федеральной сети подвижной радиотелефонной связи общего пользования России стандарта GSM.

Дата выдачи: ***01.07.2006***

Срок действия лицензии: ***01.07.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

34. Условия осуществления деятельности в соответствии с лицензией № 42078:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг подвижной радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц на территории Республики Хакасия.

Предоставление услуг подвижной радиотелефонной связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-450.

Дата выдачи: ***01.07.2006***

Срок действия лицензии: ***01.07.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

35. Условия осуществления деятельности в соответствии с лицензией № 42553:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания на территории Кемеровской области.

Дата выдачи: ***12.07.2006***

Срок действия лицензии: ***13.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

36. Условия осуществления деятельности в соответствии с лицензией № 42554:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг связи для целей проводного вещания на территориях автономных округов.

Дата выдачи: ***12.07.2006***

Срок действия лицензии: ***12.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

37. Условия осуществления деятельности в соответствии с лицензией № 42758:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг внутризоновой телефонной связи на территориях Иркутской, Читинской областях, Красноярского края и автономных округов, входящих в состав областей и края.

Дата выдачи: ***28.07.2006***

Срок действия лицензии: ***28.07.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

38. Условия осуществления деятельности в соответствии с лицензией № 42759:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг местной телефонной связи за исключением услуг местной телефонной связи с использованием таксофонов и средств коллективного доступа на территориях Иркутской, Читинской областях, Красноярского края и автономных округов, входящих в состав областей и края.

Дата выдачи: *28.07.2006*

Срок действия лицензии: *28.07.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

39. Условия осуществления деятельности в соответствии с лицензией № 46941:

Виды услуг связи, разрешенных к использованию:

Предоставление услуги по передаче данных для целей передачи голосовой информации на территориях следующих Республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область автономных округов, входящих в состав областей и края.

Дата выдачи: *27.12.2006*

Срок действия лицензии: *до 27.0.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

б) Сети связи.

Местная телефонная сеть

*На местных телефонных сетях на **01.04.2007г.** в филиалах ОАО «Сибирьтелеком» в эксплуатации - **4493 телефонных станций** общей монтированной емкостью **–4509,7** тыс. номеров, в том числе:*

- *на городских телефонных сетях – **781** АТС емкостью – **3709,7** тыс. номеров*
- *на сельских телефонных сетях – **3712** АТС емкостью - **800,0** тыс. номеров*

На местных телефонных сетях эксплуатируется как аналоговое, так и цифровое коммутационное оборудование:

- *3063 координатных АТС емкостью* - *1 294,4 тыс. номеров*
- *186 квазиэлектронных АТС емкостью* - *236,2 тыс. номеров*
- *1244 электронных АТС емкостью* - *2 979,1 тыс. номеров*

Внутризоновая первичная сеть

Внутризоновая первичная сеть ОАО «Сибирьтелеком» построена по радиальному принципу в каждой зоне нумерации на кабельных (медных и оптических) воздушных и радиорелейных линиях. По состоянию на 01.04.2007г.

Протяженность кабельных внутризоновых линий передач -	***18895,1 км.***
в том числе:	
- по волоконно-оптическому	***11 542 км.***
Протяженность радиорелейных линий передачи -	***2 945,4 км.***
из них:	
-цифровых	***1 531,4 км.***
Протяженность воздушных передач -	***1 442,8 км.***
Протяженность образованных каналов внутризоновой первичной сети –	***149 553,3 тыс. канало-км.***
из них:	
- по воздушным линиям передачи -	***30,8 тыс. канало-км.***
- по кабельным -	***147 732,7 тыс. канало-км.***
из них:	
- по волоконно-оптическому кабелю -	***146 753 тыс. канало-км.***
- по радиорелейным	***1 757,6 тыс. канало-км.***
- по спутниковым	***21,2 тыс. канало-км.***
Протяженность каналов, образованных цифровыми системами передачи -	***148 795,7 тыс. канало-км.***
в том числе:	
-синхронной цифровой иерархии	***147 655,2 тыс.кан.-км.***
-плезиохронной цифровой иерархии -	***1 140,5 тыс.кан.-км.***

Телефонная сеть - не выделенная
Планируется оказание в создаваемой сети услуг интеллектуальной сети связи
Присоединения:
К сети общего пользования
Уровень присоединения к сети ТФОП по каждому региону - ТФОП

Сети передачи данных

Инфраструктура сетей передачи данных состоит из нескольких взаимоувязанных сетей работающих по различным протоколам. В настоящее время ОАО "Сибирьтелеком" эксплуатирует сети передачи данных со следующими сетевыми технологиями:

- ***X.25 (Оборудование Telenet, ИАС, Telematics)***
- ***Frame Relay (Cascade, RAD, Cisco)***
- ***ATM (Cisco, Alcatel, Huawei)***
- ***MetroEthernet (Cisco)***
- ***IP/MPLS (Cisco)***

Строительство (модернизация/расширение) новых фрагментов инфраструктуры сети передачи данных осуществляется исходя из требования мультисервисности – современная сеть передачи данных должна обладать функциями универсальности: переносить разнородный трафик(голос/видео/данные) с заданными параметрами качества обслуживания и уровнем

конфеденциальности. На базе такой сетевой инфраструктуры оказываются как услуги доступа к Интернет, так и услуги построения виртуальных частных сетей VPN для корпоративных клиентов. Для построения таких сетей используются следующие технологий:

- *IP/MPLS/MetroEthernet для строительства сетей в крупных населенных пунктах (не менее 10 тыс. жителей) или организация высокоскоростных (более 1 Гб/с) магистральных каналов передачи данных.*
- *ATM/Frame Relay для строительства внутризоновых сетей, обьединяющих небольшие населенные пункты с организацией низкоскоростных (2-16 Мбит/с) каналов передачи данных.*

Городские и областные мультисервисные сети действуют в городах и районах Иркутской, Кемеровской, Новосибирской областей, в Алтайском крае, в г.Красноярск.

Устаревшие (устаревшая сетевая технология или физический износ оборудования) сети передачи данных (например X.25) постепенно модернизируются с использованием многопротокольных маршрутизатров (в случае износа) или демонтируются в случае перехода/перевода абонентов данных сетей на использование более современных сетевых технологий.

В качестве оборудования доступа (выделенные линии) на сетях передачи данных используются как модемное оборудование (пр-ва ф. Натекс, Кроникс, Shmidt Telecom, Tainet, Зелакс и др.), поддерживающее различные виды xDSL, так и xDSL концентраторы (новые строящиеся сети) поддерживающие протоколы ADSL/G.SHDSL производства Zyxel, Alcatel, Huawei, Cisco.

Услуги коммутируемого доступа оказываются с использованием современного мультипротокольного оборудования (пр-ва Cisco Systems и Lucent), обеспечивающего подключение к ТфОП по цифровым стыкам E1, в т.ч. и ISDN PRI, поддерживающим технологии V.90/V.92 (V.34 в случае использования на малых сетях). используемые концентраторы коммутируемого доступа поддерживают работу в режиме медиа-шлюзов IP-телефонии, что позволяет использовать данное оборудование для предоставления услуг, основанных на технологии VoIP.
Общее количество задействованных портов доступа xDSL 19578 шт., Dialup (коммутируемый доступ) 13125 шт.

<u>Телеграфная сеть</u>

Организована на базе электронной станции коммутации каналов EDXS фирмы «Сименс» объединенного типа АТ/Телекс (сеть абонентского телеграфирования) и ЦКС-Т2-РН (сеть ТгОП).
На 01.04.2007г. число телеграфных каналов всех видов, образованных каналообразующей аппаратурой - 7 541
в том числе:

- *магистральных – 819 каналов*
- *внутриобластных и внутрирайонных – 6 712 канал*

Число телеграфных связей всего – 2 156,5
в том числе:

- *по системе коммутации каналов (КК) –588*
- *по системе коммутации сообщений (КС) – 1 344,5*
- *по системе АТОЛ – 187*

<u>Сеть АТ/Телекс</u>

Коммутационное оборудование - станция КК EDXS объединенного типа AT/TLX.
Абоненты РУС включены в станцию КК по схеме удаленного абонента, с использованием телеграфной каналообразующей аппаратуры тонального телеграфирования типа ТТ-144, ТТ-48 и ТТ-12
В Новосибирском филиале проведены монтажные работы по замене оборудования КК EDXS на «Вектор-2000».
В Хакасском филиале в 2006г. заменено оборудование АТ ПСПД на оборудование «СТИН-Э» (передана из Красноярского филиала).
На городском участке для подключения абонентов используется телеграфная каналообразующая аппаратура типа ТТ-144, ТТ-48, ТТ-24, ТВУ-12М и ТВУ-15. Остальные

абоненты подключены к станции по физическим (прямым) проводам.
На магистральных межстанционных участках в качестве каналообразующей аппаратуры используется: выделенная аппаратура станции КК EDXS (мультиплексоры), ТТ-144, ТВР – 155, аппаратура СКАТ-1000 Х.25.
На 01.04.2007г.
Задействованная емкость станций КК –1118 номеров
Число оконечных установок - 1639 ед.
Задействованная емкость интегрированных станций КС+КК –1862 номеров

Сеть ТгОП

На магистральном участке каналы 2-х межцентровых связей организованы на аппаратуре СКАТ-1000 Х.25, каналы остальных связей – с помощью каналообразующей аппаратуры ТТ-144 и ТВР.
На внутриобластном и городском участках – та же аппаратура, что и на сети АТ/ТХ.

Междугородная сеть

По состоянию на 01.04.2007г. в ОАО «Сибирьтелеком» - 20 междугородних телефонных станций, в том числе по региональным филиалам:

1	Бурятский филиал	- 2
2	Иркутский филиал	- 1
3	Кемеровский филиал	- 5
4	Красноярский филиал	- 2
5	Алтайский филиал	- 1
6	Горно-Алтайский филиал	- 1
7	Омский филиал	- 2
8	Читинский филиал	- 1
9	Томский филиал	- 2
10	Хакасский филиал	- 1
11	Новосибирский филиал	- 2

Сотовая сеть стандартов NMT-450 , GSM-1800, 900

Характерис-тики сети	Бурятский филиал (900 МГц/ 1800 МГц)		Хакасский филиал (450 МГц)		Томский филиал (450 МГц)	
	Тип	Кол-во	Тип	Кол-во	Тип	Кол-во
Коммутатор	Huawei MSC 3.3 (емкость 200 000)	1	Ericsson AXE10 (емкость 10 000)	1	Ericsson AXE-10 (ёмкость 10 000)	2
Базовые станции	HUAWEI BTS312	121	Ericsson RS4000	1	Ericsson RS-4000	72
			-	-	DAMM	9
Число подключенных абонентских устройств	-	378 983	-	133	-	12 377

Арендованные каналы:

Арендатор (РФ)	Арендодатель	№договора, срок действия	Характеристики каналов
Хакасский филиал	ОАО «Ростелеком»	№1-17-07 от о5.01.97г. с автоматическим продлением до момента расторжения	Аналоговые (по ВГ, ПГ)
Томский филиал	ОАО «Востокгазпром»	№61 от 27.05.02г. не ограничен	цифровые (по Е1)
	ОАО «Связьтранснефть»	№374 от 31.12.04г. не ограничен	цифровые (Е1)
Алтайский филиал	ФГУП РТРС	№14/04-э от 14.01.04г. на 1 год с автоматическим продлением до момента расторжения	ТЛФ ствол (аналоговый, оцифрован РФ)
Кемеровский филиал	ОАО «Ростелеком»	№1-04 от 31.03.97г. с автоматическим продлением до момента расторжения	аналоговые (по ВГ, ПГ)
	ЗАО «ЗапСибТрансТелеком»	№300/02-ЗСТТК от 11.10.02г. на 1 год с пролонгацией	цифровые (по Е1)
Горно-Алтайский филиал	ГУ РА «Элтелком»	№51 от 26.10.04г. на 1 год с пролонгацией	аналоговые (по ПГ, поканально)
	РТПЦ РА	№2-2002РРЛ от 12.02.02г. на 1 год с пролонгацией	аналоговые (по ПГ)
	ОАО «МТС»	№ 276 от 28.09.06г. на 1 год с пролонгацией.	ОВ
Иркутский филиал	ОАО «Ростелеком»	№1-12-10 от 19.02.02г. до момента расторжения	аналоговые (по ВГ, ПГ, поканально), цифровые (по Е1)
	ЗАО «Востоксвязь»	№4-УСА-2001 от 03.01.01г. на 3 года с автоматическим продлением	аналоговые (по ВГ)
	ЗАО «Компания ТрансТелеком»	№MS000102 от 11.05.01г. на 3 года с автоматическим продлением	цифровые (по Е1)
	ООО «Иркутск энергосвязь»	№ 1745 от 31.12.04г. до 01.01.2010г. №1395 от 01.07.04г. на 3 года с автоматическим продлением	цифровые (по Е1)
	ООО «СЦ СОВИНТЕЛ»	№1/2721 от 05.07.00г., №1/2720 от 05.07.00г., №1/3664 от 12.11.01г., №Vb206 от 01.12.03г., №VK953 от 18.11.04г., №VK951 от 26.11.04г. на 3 года с автоматическим продлением	цифровые (по ОЦК)
Красноярский филиал	ОАО «Ростелеком»	№1-17-08 от21.04.97г. до	аналоговые (по ВГ, ПГ, поканально)
	КБ «ИСКРА»	№889 от 24.04.01г. на 1 год с пролонгацией, №1753 от 01.06.03г. на 1год с пролонгацией, №1533 от 10.11.02г. на 1 год с пролонгацией. №2758 от 16.06.05г. на 1 год с пролонгацией, №2621, 2622 от 6.04.05г. на 1	Аналоговые (поканально), цифровые (по ОЦК, Е1)

		год с пролонгацией, №2625 от 08.04.05г. на 1 год с пролонгацией, №3089 от 11.11.05г. на 1 год с пролонгацией, №3064,3069 от14.12.05г. на 1 год с пролонгацией	
	ЗАО «Енисейтелеком»	№5/2005-1по17 от 29.12.05г. до момента расторжения	Аналоговые (ВГ, ПГ, поканально) Цифровые (Е1, ОЦК)
Омский филиал	ФГУП «РТРС» Омский филиал ОРТПЦ	№1-02 от 15.01.01г. до момента расторжения	аналоговые (по ВГ), цифровые (ВЦТ)
	ОАО «Связьтранснефть»	Доп. соглашение №2 к договору № 2361/13926 от 20.11.2002г.	ОВ
Читинский филиал	ОАО «Ростелеком»	№1-12-12 от 22.01.01г. до момента расторжения	аналоговые (по ВГ, ПГ, поканально)
	ЗАО «СаткомЛайн»	№504 от 02.03.98г. не ограничен	цифровые (по Е1)
	ОАО «Российские железные дороги»	№35 от 03.09.04г., №43от 04.01.05г. не ограничен	аналоговые (поканально)
	ЗАО «Компания Транстелеком»	№СТ000045 от 23.05.03г. не ограничен	цифровые (по Е1)
	ОАО «Читаэнерго»	№ нет от 12.01.05г. не ограничен	цифровые (по Е1)
Бурятский филиал	ОАО «Ростелеком»	№1-12-11 от 17.09.02г. на неопределенный срок	Аналоговые (по ВГ, ПГ, поканально), цифровые (по Е1)
	ЗАО «Компания Транстелеком»	№24-05/2 от 01.09.03г. на 1 год пролонгацией	цифровые (по Е1)
	ООО «СЦ СОВИНТЕЛ»	№AF232 от 05.03.03г на неопределенный срок	цифровые (ОЦК)
	ОАО «Российские железные дороги»	№ 8/05 от 17.05.2005г. № 9/05 от 17.05.2005г	(по Е1)
Новосибирский филиал	ООО «Сибирь-Сигнал»	№5/С/03 от 19.12.03г. на 5 лет с пролонгацией	ТЛФ ствол (аналоговый, оцифрован РФ)

3.3. Планы будущей деятельности эмитента.

Краткое описание планов эмитента в отношении будущей деятельности и источников будущих доходов:

Долгосрочной маркетинговой целью ОАО "Сибирьтелеком" является удержание лидирующих позиций на рынках услуг проводной местной и зоновой телефонии, укрепление доминирующих позиций на рынках услуг Интернет и ПД, обеспечение надежного присутствия и постепенное расширение участия аффилированных структур на рынке услуг мобильной связи Сибирского Федерального округа.

Основные задачи в рамках выполнения стратегической цели:

- ***удержание не менее 80% рынка услуг проводной местной телефонии за счет дальнейшего увеличения номерной емкости телефонных сетей. Повышение качества обслуживания потребителей за счет постепенного увеличения цифровизации сети;***
- ***повышение доходности услуг традиционной телефонии за счет расширения спектра предоставляемых услуг, в т. ч. ДВО, услуг интеллектуальных сетей, информационно-справочных услуг;***

- *удержание не менее 90% рынка услуг зоновой связи, деятельность на рынке дальней связи в качестве агента национальных операторов, повышение гибкости и совершенствование служб продаж, работа с корпоративными клиентами;*
- *завоевание и удержание не менее 50% рынка доступа к Интернет за счет развития инфраструктуры сетей доступа, использования взаимоувязанных магистральных транспортных сетей эмитента и широкого применения технологий проводного (ADSL, SHDSL) и беспроводного (Wi-Fi, Wi-Max) широкополосного абонентского доступа, а также создания собственного контент-центра для абонентов Интернет-услуг.*
- *обеспечение участия эмитента на рынке услуг сотовой связи с долей рынка не менее 15%, путем дальнейшего развития сотового бизнеса в филиалах, работающих в настоящее время на данном рынке, а также дочернего бизнеса.*

Планы, касающиеся разработки новых видов продукции:
В последнее время получили приоритетное развитие новые услуги связи, в числе которых предоставление услуг Интернет по технологии ADSL (торговая марка Webstream), сети ISDN, IP-телефонии, интеллектуальных сетей, предоставление видеотелефонных соединений и т.д.

Эмитент не планирует изменение основного вида деятельности.

3.4. Участие эмитента в промышленных, банковских и финансовых группах, холдингах, концернах и ассоциациях.

1. Организация: *Некоммерческое партнерство "Центр исследования проблем развития телекоммуникаций"*
Роль (место) эмитента в данной организации: *ОАО "Сибирьтелеком" является учредителем Некоммерческого партнерства "Центр исследования проблем развития телекоммуникаций", расположенного адресу: Москва, ул. Плющиха, д.55,стр. 2.*
Функции эмитента в данной организации:
ОАО "Сибирьтелеком" принимает активное участие в таких видах деятельности Партнерства, как:
- *исследование проблем развития телекоммуникационной отрасли;*
- *разработка проектов нормативно-правовых актов, методических рекомендаций и иных документов;*
- *оказание консультационного и иного содействия организациям связи по различным аспектам деятельности;*
- *представление и защита прав и интересов членов Партнерства и иных хозяйствующих субъектов связи в государственных органах и иных организациях.*

Срок участия эмитента в данной организации: *ОАО "Сибирьтелеком" является членом данной организации с 2001 года.*

2. Организация: *Ассоциация "Сибдальсвязь"*
Роль (место) эмитента в данной организации: *ОАО "Сибирьтелеком" является участником Ассоциации "Сибдальсвязь", расположенной по адресу: г. Иркутск, ул. Богаткова , 8.*
Функции эмитента в данной организации:
Эмитент принимает участие в рабочих заседаниях Ассоциации по вопросам:
- *развитие связи Сибири и Дальнего Востока;*
- *разработка предложений и конкретных рекомендаций по укреплению экономического положения предприятий связи, по решению социальных и экологических проблем, взаимоотношения предприятий и местных органов;*
- *внедрения в производство нового хозяйственного механизма, перспективных информационных технологий в области электросвязи;*
- *оказание содействия в решении проблем развития связи Сибири и Дальнего Востока, обеспечение социальной защиты производственных коллективов и их руководителей, получение прибыли.*

Срок участия эмитента в данной организации: *ОАО "Сибирьтелеком" является членом данной ассоциации с 1990 года.*

3. Организация: *Ассоциация управления качеством связи и информатизации "Международный конгресс качества телекоммуникаций"*

Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации:
Эмитент принимает участие в:
- ***международных форумах, конференциях, симпозиумах, семинарах, выставках;***
- ***в выполнении договорных работ, поручаемых Ассоциацией;***
- ***получении информационного бюллетеня Ассоциации;***
- ***получении информационной, нормативно-правовой, методической и технической документации, предоставляемой и распространяемой Ассоциацией;***
- ***размещении в материалах Ассоциации информации о мероприятиях, проводимых организациями и др.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2004г.***

4. Организация: *Международная Ассоциация GSM*
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***Функции Эмитента - распространение и развитие сотовой подвижной связи стандарта GSM.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2003 года.***

5. Организация: *Ассоциация операторов сетей сотовой подвижной связи стандарта GSM*
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***Функции Эмитента - распространение и развитие сотовой подвижной связи стандарта GSM.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2002 года.***

6. Организация: *Межрегиональная ассоциация руководителей предприятий*
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***Функции Эмитента - объединение руководителей и коллективов предприятий, расположенных в Сибирском регионе, для повышения эффективности их деятельности и взаимодействия с органами власти.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2001 года.***

7. Организация: ***Некоммерческое партнерство "Сибирская Объединённая Международная Академия Информатизации"***
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***Эмитент принимает участие в работе органов управления организации в соответствии с уставом организации.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2005 года.***

8. Организация: ***Некоммерческое партнерство "Объединение специалистов по связям с инвесторами"***
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***Участие в мероприятиях, направленных на объединение профессионалов в области связей с инвесторами.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2005 года.***

9. Организация: *Союз промышленников и предпринимателей Республики Бурятия*
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***Функции Эмитента - объединение представителей промышленных и предпринимательских структур для лоббирования общих интересов в органах власти всех уровней, направленных на создание условий для успешной деятельности при проведении экономической реформы.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2004 года.***

10. Организация: ***Некоммерческое партнерство "Информация и технологии"***
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***участие в реализации целевых программ в сфере информации и коммуникации, ведение бизнеса в рамках сотрудничества.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом организации с 2005г.***

3.5. Дочерние и зависимые хозяйственные общества эмитента.

1. Полное фирменное наименование: ***закрытое акционерное общество "Алтайская телекоммуникационная компания"***
Сокращённое фирменное наименование: ***ЗАО "Алтел"***
Вид деятельности: ***Предоставление услуг местной телефонной связи***
Место нахождения: ***г. Барнаул, ул. Ленина, 54В***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров – Терентьев Юрий Александрович

Затонская Тамара Прокопьевна
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0,00306%***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00326 %***

Ноздрин Алексей Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подоляпченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Терентьев Юрий Александрович
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,0133 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0167 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Набока Александр Иванович

Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

2. Полное фирменное наименование: ***закрытое акционерное общество "Енисейтелеком"***
Сокращённое фирменное наименование: ***ЗАО "ЕТК"***
Вид деятельности: ***Сотовая связь, стандартов GSM 900/1800, IMT-MC 450***
Место нахождения: ***660020, г. Красноярск, ул. Качинская, 20***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Развитие сотового бизнеса***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров – Никулин Анатолий Иванович

Персональный состав Совета директоров:
Гришко Николай Александрович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,00045 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Никулин Анатолий Иванович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,104 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,137 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Полищук Павел Викторович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция):
Председатель Правления - Иванов Сергей Михайлович

Безрукова Галина Доремидонтовна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Беленький Валерий Григорьевич
Год рождения: ***1963***

Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Горецкая Юлия Сергеевна
Год рождения: ***1974***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Иванов Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ткаченко Сергей Павлович
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ульянцев Владимир Ювенальевич
Год рождения: ***1958***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Лицо осуществляющее функции единоличного исполнительного органа:
Иванов Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

3. Полное фирменное наименование: ***закрытое акционерное общество "Байкалвестком"***
Сокращённое фирменное наименование: ***ЗАО "БВК"***
Вид деятельности: ***Сотовая связь, стандартов GSM 900/1800, IMT-MC 450***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Развитие сотового бизнеса***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров - Никулин Анатолий Иванович

Персональный состав Совета директоров:
Козин Владимир Владимирович
Год рождения: ***1970***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Никулин Анатолий Иванович

Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,104 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,137 %***

Шейфер Александр Андреевич
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,037 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,048 %***

Ширшов Олег Петрович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,0033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,004%***

Коллегиальный исполнительный орган (правление, дирекция):
Председатель Правления - Шаповалов Владимир Николаевич

Димова Светлана Васильевна
Год рождения: ***1970***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Кузнецов Михаил Владимирович
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шаповалов Владимир Николаевич
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0,0078 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0069 %***

Лицо осуществляющее функции единоличного исполнительного органа:
Шаповалов Владимир Николаевич
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0,0078 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0069 %***

4. Полное фирменное наименование: ***закрытое акционерное общество "ЧитаНЭТ"***
Сокращённое фирменное наименование: ***ЗАО "ЧитаНЭТ"***
Вид деятельности: ***Передача данных, услуги Интернет***
Место нахождения: ***г. Чита, ул. Чайковского, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля обыкновенных акций юридического лица, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности общества: ***Развитие услуг интернет***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:
Совет директоров (наблюдательный совет)

Председатель Совета директоров – Алексеев Валерий Петрович

Персональный состав Совета директоров:
Алексеев Валерий Петрович
Год рождения: ***1956***
Доля данного лица в уставном капитале эмитента: ***0,0354*** %
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0443 %***

Бодрова Елена Михайловна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Алексей Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подолянченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Симаков Сергей Иванович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,00995*** %
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,012%***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Антропов Владимир Николаевич
Год рождения: ***1968***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

5. Полное фирменное наименование: ***открытое акционерное общество "Региональные информационные сети"***
Сокращённое фирменное наименование: ***ОАО "РИНЕТ"***
Вид деятельности: ***Услуги Интернет***
Место нахождения: ***630102, г. Новосибирск, ул. Кирова, 86, комн.304А***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности эмитента: ***Развитие услуг интернет***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Гриб Анатолий Викторович

Персональный состав Совета директоров:
Гриб Анатолий Викторович
Год рождения: ***1961***

Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Михайлов Михаил Григорьевич
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0,000026 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000034 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подолянченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шейфер Александр Андреевич
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,037 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,048 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

6. Полное фирменное наименование: ***закрытое акционерное общество "АТС-32"***
Сокращённое фирменное наименование: ***ЗАО "АТС-32"***
Вид деятельности: ***Местная телефонная связь, услуги Интернет***
Место нахождения: ***г. Иркутск, ул. Мира, 94***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Ширшов Олег Петрович

Персональный состав Совета директоров:
Дадыкин Иван Витальевич
Год рождения: ***1960***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Владимир Викторович
Год рождения: ***1950***

Доля данного лица в уставном капитале эмитента: ***0,0047 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шаповалов Владимир Николаевич
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0,0079 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0069 %***

Ширшов Олег Петрович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,0033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,004 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Майба Владимир Васильевич
Год рождения: ***1953***
Доля данного лица в уставном капитале эмитента: ***0,00035 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00047 %***

7. Полное фирменное наименование: ***закрытое акционерное общество "АТС-41"***
Сокращённое фирменное наименование: ***ЗАО "АТС-41"***
Вид деятельности: ***Местная телефонная связь, услуги Интернет***
Место нахождения: ***Иркутская область, г.Братск, ул.Пионерская, 11"А", стр.1***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Ширшов Олег Петрович

Персональный состав Совета директоров:
Дадыкин Иван Витальевич
Год рождения: ***1960***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Владимир Викторович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,0047 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шаповалов Владимир Николаевич
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ширшов Олег Петрович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,0033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,004 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Аганин Алексей Алексеевич
Год рождения: ***1956***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

8. Полное фирменное наименование: ***открытое акционерное общество "Акционерная компания развития телефонной связи "Мобилтелеком"***
Сокращённое наименование: ***ОАО "АК Мобилтелеком"***
Вид деятельности: ***Услуги Интернет, передача данных, пейджинговая связь***
Место нахождения: ***г. Улан-Удэ, ул. Сухэ-Батора, 7***
Доля эмитента в уставном капитале общества: ***90,09 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***90,09 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0,000314 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0,000416 %***

Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:
Совет директоров (наблюдательный совет)
Председатель Совета директоров – Здаров Андрей Валентинович

Персональный состав Совета директоров:
Валевич Михаил Аркадьевич
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Здаров Андрей Валентинович
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Алексей Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***

Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Подольская Алла Николаевна
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Подолянченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Щукин Вячеслав Николаевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Изотов Алексей Викторович
Год рождения: ***1967***
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

9. Полное фирменное наименование: ***открытое акционерное общество "НГТС-Пэйдж"***
Сокращённое фирменное наименование: ***ОАО "НГТС-Пэйдж"***
Вид деятельности: ***Пейджинговая связь***
Место нахождения: ***г. Новосибирск, ул. Выставочная, 15/3***
Доля эмитента в уставном капитале общества: *72,7 %*
Доля обыкновенных акций общества, принадлежащих эмитенту: *72,7%*
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)

Полномочия Совета директоров закончились в связи с тем, что годовое общее собрание акционеров не было проведено в установленные законом сроки. Внеочередным общим собранием акционеров принято решение о ликвидации общества.

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Литвишко Сергей Алексеевич (председатель ликвидационной комиссии)
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

10. Полное фирменное наименование: ***закрытое акционерное общество "Алтайская инвестиционная компания"***
Сокращённое фирменное наименование: ***ЗАО "Алтинком"***
Вид деятельности: ***Торгово-посредническая деятельность***

Место нахождения: *г. Барнаул, ул. Интернациональная, 74*
Доля эмитента в уставном капитале общества: ***62,5 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***62,5 %***
Значение общества для деятельности эмитента: ***финансовое вложение с целью получения прибыли***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Поливкин Фёдор Павлович
Год рождения: ***1976***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

11. Полное фирменное наименование: ***закрытое акционерное общество "ТелеРосс-Новосибирск"***
Сокращённое фирменное наименование: ***ЗАО "ТелеРосс-Новосибирск"***
Вид деятельности: ***Телефонная связь, передача данных, услуги Интернет (Golden Telecom)***
Место нахождения: *г. Новосибирск, ул. Ленина, 12*
Доля эмитента в уставном капитале общества: ***50 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***50 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Пирожков Сергей Михайлович

Персональный состав Совета директоров:
Бутенко Анатолий Иванович
Год рождения: ***1974***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Кудрявцев Александр Георгиевич
Год рождения: ***1954***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Патока Андрей Евгеньевич
Год рождения: ***1969***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шейфер Александр Андреевич
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,037 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,048 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Балаш Валерий Александрович
Год рождения: ***1944***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

12. Полное фирменное наименование: ***закрытое акционерное общество "Новоком"***
Сокращённое фирменное наименование: ***ЗАО "Новоком"***
Вид деятельности: ***Местная телефонная связь, услуги Интернет***
Место нахождения: ***г. Новосибирск, ул. Октябрьская, 17***
Доля эмитента в уставном капитале общества: ***50 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***50 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Гриб Анатолий Викторович

Персональный состав Совета директоров:
Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Колпаков Александр Сергеевич
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Михайлов Михаил Григорьевич
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0,00003 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00003 %***

Пономаренко Борис Федосеевич
Год рождения: ***1940***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пономаренко Михаил Борисович

Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коняхина Елена Васильевна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Нехаев Александр Львович
Год рождения: ***1953***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

13. Полное фирменное наименование: ***открытое акционерное общество "Иркутская расчетная палата"***
Сокращённое фирменное наименование: ***ОАО "ИРП"***
Вид деятельности: ***услуги Интернет***
Место нахождения: ***г. Иркутск, пер. Богданова, 8***
Доля эмитента в уставном капитале общества: ***34 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***34 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)

Полномочия Совета директоров закончились в связи с тем, что общее собрание акционеров не было проведено в установленные законом сроки.

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Козинцев Александр Анатольевич
Год рождения: ***1945***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

14. Полное фирменное наименование: ***открытое акционерное общество "Цифровая сеть и телекоммуникационные системы Новосибирской области"***
Сокращённое фирменное наименование: ***ОАО "ЦСиТКСН"***
Вид деятельности: ***Местная и внутризоновая телефонная связь***
Место нахождения: ***г. Новосибирск, Красный проспект, 17***
Доля эмитента в уставном капитале общества: ***30 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***30 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Деревяшкин Владимир Михайлович

Деревяшкин Владимир Михайлович
Год рождения: ***1954***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Михайлов Михаил Григорьевич
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0,00003 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00003 %***

Рэувен Билиг
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ханжина Анжелика Георгиевна
Год рождения: ***1982***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Яков Билиг
Год рождения: ***1976***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Рэувен Билиг
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

15. Полное фирменное наименование: ***общество с ограниченной ответственностью "Связьинвест-Медиа-Сибирь"***
Сокращённое фирменное наименование: ***ООО "СИМедиа-Сибирь"***
Вид деятельности: ***Издательская деятельность***
Место нахождения: ***г. Новосибирск, ул. М.Горького,53***
Доля эмитента в уставном капитале общества: ***25,01 %***
Значение общества для деятельности эмитента: ***Выпуск телефонных справочников***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***
Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Долгалёва Светлана Борисовна

Год рождения: ***1969***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

16. Полное фирменное наименование: ***общество с ограниченной ответственностью "Гипросвязь-Сибирь"***
Сокращённое фирменное наименование: ***ООО " Гипросвязь-Сибирь"***
Вид деятельности: ***Проектный инжениринг, разработка проектной документации***
Место нахождения: ***г.Новосибирск, ул.Выставочная, 15/3***
Доля эмитента в уставном капитале общества: ***24 %***
Значение общества для деятельности эмитента: ***Контроль за деятельностью поставщика услуг***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:
Совет директоров (наблюдательный совет)
Председатель Совета директоров – Сысоев Александр Абрамович

Евгеньев Антон Львович
Год рождения: ***1979***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Сысоев Александр Абрамович
Год рождения: ***1949***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Курашова Валентина Викторовна
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Владимир Викторович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,0047 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Фирстов Сергей Викторович
Год рождения: ***1981***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Столяров Виктор Васильевич
Год рождения: ***1958***
Доля данного лица в уставном капитале эмитента: ***0,00015 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0002 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Столяров Виктор Васильевич
Год рождения: ***1958***
Доля данного лица в уставном капитале эмитента: ***0,00015 %***

Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0002 %*

3.6. Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента.

3.6.1. Основные средства.

Информация о первоначальной (восстановительной) стоимости основных средств и сумме начисленной амортизации за последний завершенный финансовый год и 1 квартал 2007г.:

Отчетная дата: 31.12.2006г.

Наименование группы объектов основных средств	Первоначальная (восстановительная) стоимость, тыс. руб.	Сумма начисленной амортизации, тыс. руб.
Здания	2 888 508	637 871
Земельные участки и объекты природопользования	8 720	-
Сооружения и передаточные устройства	11 764 350	3 977 576
Машины и оборудование	19 426 421	8 391 804
Транспортные средства	415 811	272 530
Вычислительная и оргтехника	2 113 435	1 195 044
Жилой фонд	30 035	-
Прочие основные средства	707 207	446 435
Итого:	**37 354 487**	**14 921 260**

Отчетная дата: 31.03.2007г.

Наименование группы объектов основных средств	Первоначальная (восстановительная) стоимость, тыс. руб.	Сумма начисленной амортизации, тыс. руб.
Здания	2 904 982	654 040
Земельные участки и объекты природопользования	12 923	-
Сооружения и передаточные устройства	12 043 056	4 184 058
Машины и оборудование	19 544 016	8 805 850
Транспортные средства	412 611	281 678
Вычислительная и оргтехника	2 132 054	1 295 388
Жилой фонд	23 351	-
Прочие основные средства	719 450	460 725
Итого:	**37 792 443**	**15 681 739**

Сведения о способах начисления амортизационных отчислений:
Согласно Учетной политики (п.2.2 «Порядок учета основных средств») начисление амортизации по объектам основных средств производится линейным способом исходя из первоначальной стоимости или восстановительной стоимости (в случае проведения переоценки) объекта основных средств и нормы амортизации, исчисленной исходя из срока полезного использования этого объекта.

Результаты последней переоценки основных средств и долгосрочно арендуемых основных средств, осуществленной за 5 последних завершенных финансовых лет:
Переоценка основных средств и долгосрочно арендуемых основных средств в течение 5 завершенных финансовых лет не производилась.

Планы по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств эмитента, и иных основных средств по усмотрению эмитента:
Эмитент не планирует производить существенные изменения в составе основных средств, в том числе у Эмитента отсутствуют планы по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств Эмитента.

Сведения обо всех фактах обременения основных средств эмитента:

Вид обеспечения	Сумма (руб.)	Наименование организации	Номер и дата договора	Наименование организации,за к-рую выдано поручительство, залог, гарантия	Дата исполнения обеспеченного обязательства
Залог	836 946 746	АК СБ РФ	№ ДЗ-154/1 от 12.10.2006	Ген. Дирекция ОАО "Сибирьтелеком"	20.09.11
Залог	155 074 669	АК СБ РФ	№ ДЗ-263/1 от 20.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	07.12.07
Залог	40 765 500	АК СБ РФ	№ДИ-254/1 от 07.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	25 666 500	АК СБ РФ	№ДИ-254/2 от 07.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	47 712 800	АК СБ РФ	№ДИ-254/3 от 07.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	23 163 350	АК СБ РФ	№ДИ-254/4 от 07.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	191 114 250	АК СБ РФ	№ДИ-254/5 от 02.02.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	72 468 750	АК СБ РФ	№ДИ-254/6 от 02.02.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	133 917 000	АК СБ РФ	№ДИ-254/7 от 02.02.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	80 133 750	АК СБ РФ	№ДИ-254/8 от 02.02.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	24 764 250	АК СБ РФ	№ДИ-254/9 от 20.04.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	194 131 500	АК СБ РФ	№ДИ-254/10 от 20.04.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	567 807 330	ЗАО "Газпромбанк"	8575/1/и от 28.10.2004	Ген. Дирекция ОАО "Сибирьтелеком"	10.05.07
Залог	86 800 878	ЗАО "ИНГ Банк (Евразия)"	№2005/З-1 от 11.04.2005 г.	Ген. Дирекция ОАО "Сибирьтелеком"	30.06.08
Залог	60 997 024	ЗАО "ИНГ Банк (Евразия)"	№2005/77-4 от 16.01.2006 г.	Ген. Дирекция ОАО "Сибирьтелеком"	30.06.08
Залог	784 671 565	ЗАО "Банк Сосьете Женераль Восток"	№060707/12063/р от 07.07.2006	Ген. Дирекция ОАО "Сибирьтелеком"	10.07.09
Залог	135 119 563	ЗАО "Райффазенбанк Австрия"	№RBA/2082/NSK-1/S1 от 31.01.2006	Ген. Дирекция ОАО "Сибирьтелеком"	31.07.07
Залог	272 497 222	ЗАО "Райффазенбанк Австрия"	№RBA/2082/NSK-2/S1 от 26.04.2006	Ген. Дирекция ОАО "Сибирьтелеком"	25.10.07

IV. Сведения о финансово - хозяйственной деятельности эмитента.

4.1. Результаты финансово - хозяйственной деятельности эмитента.

4.1.1. Прибыль и убытки.

Динамика показателей, характеризующих прибыльность и убыточность эмитента.

Наименование показателя	на 31.12.2002	на 31.12.2003	на 31.12.2004	на 31.12.2005	на 31.12.2006	на 31.03.2007
Выручка, тыс. руб.	12 210 796	15 644 056	19 039 837	21 906 693	22 941 812	6 336 395
Валовая прибыль, тыс. руб.	2 777 821	3 532 804	2 919 915	3 023 635	3 408 926	1 652 883
Чистая прибыль (нераспределенная прибыль (непокрытый убыток)), тыс. руб.	473 778	1 528 863	641 012	708 127	1 254 318	746 245
Рентабельность собственного капитала, %	5,3	15,1	6,0	6,4	10,4	5,8
Рентабельность активов, %	3,4	7,5	2,5	2,4	3,8	2,2
Коэффициент чистой прибыльности, %	3,9	9,8	3,4	3,2	5,5	11,8
Рентабельность продукции (продаж), %	22,75	22,58	15,3	13,8	14,9	26,1
Оборачиваемость капитала, раз	1,24	1,0	1,1	1,0	1,0	0,3
Сумма непокрытого убытка на отчетную дату, руб.	-	-	-	-	-	-
Соотношение непокрытого убытка на отчетную дату и валюты баланса, руб.	-	-	-	-	-	-

Для расчета приведенных показателей использовалась методика, рекомендованная федеральным органом исполнительной власти по рынку ценных бумаг.

Экономический анализ прибыльности / убыточности эмитента, исходя из динамики приведенных показателей, а также причины, которые, по мнению органов управления эмитента, привели к убыткам / прибыли эмитента, отраженным в бухгалтерской отчетности за 5 завершенных финансовых лет:

В 2003 году чистая прибыль возросла в 3,2 раза по сравнению с предыдущим периодом. Помимо положительного результата от операционной деятельности, высокий рост прибыли обусловлен продажей активов сотовой компании ЗАО «Сибирские сотовые системы-900». Соответственно, высокие значения демонстрируют и все коэффициенты, характеризующие прибыльность Общества.

В 2004 году по сравнению с 2003 годом чистая прибыль ниже на 58%, что обусловлено получением в 2003 году дополнительной прибыли за счёт продажи акций ЗАО «Сибирские сотовые системы- 900», созданием в 2004 году резерва по неиспользованным отпускам, а также изменением в 2004 году порядка начисления резерва по сомнительным долгам. При соблюдении условий сопоставимости прирост чистой прибыли 2004 года к 2003 году составит около 16%.

Чистая прибыль 2005 года на 10,5% превзошла результат 2004 года. Относительные показатели эффективности отразили стабильное развитие Общества.

В 2006 году ОАО «Сибирьтелеком» продемонстрировало существенное увеличение прибыльности бизнеса. Чистая прибыль превысила прошлогодний уровень в 1,8 раза, рентабельность собственного капитала составила 10,4%. Основные факторы – изменение нормативно-правовой базы отрасли, а также значительные усилия, предпринятые Обществом в отношении развития новых высокорентабельных услуг и повышения эффективности деятельности.

Компания на протяжении всего пятилетнего периода демонстрирует позитивные финансовые результаты. Динамичное развитие бизнеса, диверсификация деятельности, а также рост

реально располагаемых доходов населения, нашли отражение в положительной динамике балансовых показателей. Выручка с 2003 по 2006 год возросла в 1,9 раза (или на 10,7 млрд. руб.), чистая прибыль в 2,6 раза.

I квартал 2007 года отличает высокий уровень прибыльности, который обеспечен эффективностью операционной деятельности. Выручка по сравнению с аналогичным периодом 2006 года выросла на 1053 млн. руб. (или на 19,9%), валовая прибыль – на 264 млн. руб. (или на 19,0%). Рост чистой прибыли составил 10,8%. Показатели рентабельности, представляющие собой результаты соотношения чистой прибыли и средств ее получения, свидетельствуют об эффективности работы предприятия.

Поскольку балансовые убытки у Эмитента отсутствуют, то показатели "сумма непокрытого убытка" и "соотношение убытков по балансу и валюты баланса" - нулевые.

Мнения органов управления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово-хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

4.1.2. Факторы, оказавшие влияние на изменение размера выручки от продажи эмитентом товаров, продукции, работ, услуг, и прибыли (убытков) эмитента от основной деятельности.

2003 год:

По сравнению с 2002 годом прибыль от основной деятельности возросла на 755 млн. руб. (или в 1,7 раза).

Выручка увеличилась на 3,4 млрд. руб. Прирост обеспечен:
- на 35% услугами дальней связи;
- на 39% услугами местной телефонной связи;
- на 21% услугами операторам связи.

Основные факторы роста выручки:
- трафик дальней связи возрос на 17%;
- прирост абонентов фиксированной связи составил 195 тыс. номеров;
- произведена индексация тарифов на услуги местной телефонной связи при одновременном снижении тарифов на услуги дальней связи;
- доходы от услуг операторам связи впервые выделены в отдельную группу.

Расходы Общества возросли на 2,6 млрд. руб. (или на 27,4%). Таким образом, обеспечена положительная динамика прибыльности.

2004 год:

По сравнению с 2003 годом прибыль от основной деятельности уменьшилась на 613 млн. руб.

Выручка увеличилась на 3,4 млрд. руб. Прирост обеспечен:
- на 14% услугами дальней связи;
- на 41% услугами местной телефонной связи;
- на 32% услугами операторам связи;
- на 5% услугами сотовой связи.

Основные факторы роста выручки:
- трафик дальней связи возрос на 11%;
- прирост абонентов фиксированной связи составил 245 тыс. номеров;
- произведена индексация тарифов на услуги местной телефонной связи при одновременном снижении тарифов на услуги дальней связи;

- изменён порядок расчётов с ОАО «Ростелеком», пересмотрены тарифы на предоставление сетевых услуг другим операторам связи;
- прирост абонентов сотовой связи составил 47 тыс. номеров (в 1,8 раза).

Темп роста расходов превысил темп роста выручки, ввиду создания впервые в 2004 году резерва по неиспользованным отпускам и вознаграждениям, изменения порядка начисления резерва по сомнительным долгам по льготным категориям абонентов, изменения порядка взаиморасчётов с ОАО «Ростелеком». Помимо этого, в результате проведения Обществом активной инвестиционной политики и увеличения объемов ввода оборудования, полученного по договорам финансовой аренды (лизинга), на 930 млн. руб. (в 1,9 раза) возросла начисленная амортизация основных средств.

2005 год:
По сравнению с 2004 годом прибыль от основной деятельности увеличилась на 104 млн. руб.

Выручка увеличилась на 2,9 млрд. руб. Прирост обеспечен:
- на 58% услугами местной телефонной связи;
- на 29% услугами операторам связи;
- на 10% новыми услугами;
- на 9% услугами сотовой связи;
- впервые доходы от услуг дальней связи снизились по сравнению с 2004 годом, обеспечив в суммарном приросте отрицательный прирост в 9%.

Основные факторы роста выручки:
- прирост абонентов фиксированной связи составил 212 тыс. номеров;
- увеличен объем услуг и пересмотрены некоторые тарифы на услуги, предоставляемые операторам связи;
- Интернет - трафик с доступом через телефонную сеть общего пользования возрос на 34%; объем информации, переданной по сети Интернет, увеличился в 1,8 раза;
- прирост абонентов сотовой связи составил 145 тыс. номеров (в 2,4 раза);
- ввиду роста конкуренции на рынке услуг дальней связи произошло снижение средней доходной таксы минуты соединения.

Темп роста расходов превысил темп роста выручки. В 2005 году Обществом впервые произведены отчисления в резерв универсального обслуживания в соответствии с Законом "О связи" и в порядке, установленном вступившим в действие Постановлением Правительства РФ от 21 апреля 2005 года N243 "Об утверждении Правил формирования и расходования средств резерва универсального обслуживания". Увеличены расходы на негосударственное пенсионное страхование, отражены расходы по программе внедрения системы управления предприятием (ERP) на базе Oracle E-Business Suite.

2006 год:
По сравнению с 2005 годом прибыль от основной деятельности увеличилась на 385 млн. руб.

Выручка увеличилась на 1 млрд. руб. (или на 4,7%), в том числе:
- прирост доходов от услуг местной связи составил свыше 700 млн. руб.[2];
- прирост доходов от услуг внутризоновой телефонной – более 1 млрд. руб.;
- прирост доходов от услуг присоединения и пропуска трафика – 1,5 млрд. руб.;
- прирост доходов от новых услуг – около 700 млн. руб.;
- прирост доходов от услуг сотовой связи – 290 млн. руб.;
- с 01.01.2006 г. Общество не предоставляет услуги магистральной междугородной и международной связи, а выступает в роли агента операторов междугородной и международной связи, имеющих соответствующие лицензии. Данное обстоятельство способствовало сокращению объёма выручки на 3,4 млрд. руб.

Основные факторы роста выручки:

[2] *В структуре выручки произошли существенные изменения, которые не позволяют корректно оценить вклад каждой подотрасли в суммарный прирост в процентном соотношении, поэтому изменение наиболее значимых доходных статей представлено в абсолютном выражении*

- прирост абонентов фиксированной связи - 142 тыс. номеров;
- с 01.07.2006 года согласно поправке в статью 54 федерального закона «О связи», введён в действие принцип «платит звонящая сторона», на основании которого внутризоновые соединения с фиксированного телефона на мобильный в пределах одного поселения стали тарифицируемыми;
- с 01.01.2006 согласно нормативно-правовым актам отрасли расчёты за услуги присоединения и пропуска трафика при оказании всех видов услуг телефонной связи носят взаимный характер, таким образом, наряду с доходами от услуг присоединения и пропуска трафика у Компании возникли дополнительные расходы, связанные с платежами операторам за организацию точек присоединения, пользование точками присоединения и пропуск трафика по сети оператора;
- Интернет - трафик с доступом через телефонную сеть общего пользования возрос на 30,7% и составил 2 644 млн. мин.; объем информации, переданной по сети Интернет с доступом по выделенным каналам, увеличился в 3,7 раза и составил 621 Тбайт;
- количество абонентов сотовой связи возросло на 140 тыс. номеров (в 1,6 раза) и составило на конец 2006 года 391 тыс.

Расходы Общества возросли на 650 млн. руб. (или на 3,4%).

В расходной части нашли отражение изменение межоператорского взаимодействия, а также дополнительные расходы, связанные с началом оказания Обществом в 2006 году универсальных услуг связи и реализацией национального проекта «Образование».

Обществом в 2006 году обеспечена положительная динамика прибыльности. Помимо вышеуказанных изменений нормативно-правовой базы отрасли, определяющую роль сыграли значительные усилия, предпринятые Обществом в отношении развития новых современных услуг и повышения эффективности деятельности.

<u>1 квартал 2007 года:</u>

Выручка по отношению к 1 кварталу 2006 года увеличилась на 1 млрд. руб. (или на 19,9%), в том числе:
- на 42% услугами внутризоновой связи;
- на 32% услугами местной телефонной связи;
- на 23% услугами документальной связи;

Основные факторы роста выручки:
- включение с 1 июля 2006 г. в состав доходов от внутризоновой связи доходов от соединений абонентов фиксированной сети с абонентами сетей подвижной связи в пределах одного поселения, а также рост доходов за аренду каналов;
- увеличение абонентской базы и ввод в действие четырех тарифных планов по абонентской плате ГТС и СТС с 1 февраля 2007;
- прирост доходов от предоставления услуг документальной электросвязи обусловлен ростом пользователей услуг широкополосного доступа, а также ростом объема услуг предоставления доступа к Интернет;

Расходы Компании за 1 квартал 2007 года возросли на 788,6 млн. руб. или на 20,2%.

В общей сумме прироста затрат Компании наибольшую долю занимают расходы по услугам операторов связи (43%) и расходы на оплату труда и отчисления на социальное страхование (26%).
Рост расходов по услугам операторов связи объясняется тем, что с 1 июля 2006 года расчеты между операторами фиксированной и сотовой связи основаны на новых тарифах, утвержденных Федеральной службой по тарифам (ФСТ России) 19 июня 2006 года в связи с реализацией принципа «Платит звонящая сторона»;

Факторами роста расходов на оплату труда и отчисления на социальное страхование явились повышение средней заработной платы, что обусловлено ситуацией, сложившейся на рынке трудовых ресурсов и поквартальное начисление резерва на выплату годового вознаграждения (согласно учетной политике Общества на 2007 год). В 2006 году начисление резерва

производилось единовременно в 4 квартале;

В целом, итоги операционной деятельности 1 квартала 2007 года можно оценивать как позитивные. Уровень прибыльности достаточно высок.

Мнения членов Совета директоров и Правления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

4.2. Ликвидность эмитента, достаточность капитала и оборотных средств.

Показатели, характеризующих ликвидность эмитента:

Наименование показателя	на 31.12.2002	на 31.12.2003	на 31.12.2004	на 31.12.2005	на 31.12.2006	на 31.03.2007
Собственные оборотные средства, тыс. руб.	-1 733 505	-5 581 484	-9 725 791	- 12 957 650	- 15 993 639	- 14 600 110
Индекс постоянного актива	1,20	1,55	1,93	2,17	2,32	2,12
Коэффициент текущей ликвидности	0,79	0,86	0,60	0,62	0,48	0,70
Коэффициент быстрой ликвидности	0,54	0,54	0,33	0,35	0,34	0,58
Коэффициент автономии собственных средств	0,64	0,51	0,42	0,38	0,37	0,39

Примечание:

При расчёте показателей за 2002 г. учитывались показатели базовой организации (Эмитента) и присоединённых компаний за период с 01.01.2002 г. по 31.12.2002 г., полученные построчным суммированием показателей базовой организации и соответствующих показателей присоединённых организаций за период с 01.01.2002 г. по дату реорганизации.

Для расчета приведенных показателей использовалась методика, рекомендованная нормативными актами федерального органа исполнительной власти по рынку ценных бумаг.

Экономический анализ ликвидности и платежеспособности эмитента, достаточности собственного капитала эмитента для исполнения краткосрочных обязательств и покрытия текущих операционных расходов эмитента на основе экономического анализа динамики приведенных показателей:

Недостаток собственных оборотных средств эмитента, рассчитываемый по методике ФСФР России, сократился за отчетный квартал на 9% в связи с уменьшением краткосрочных долгов (кредиторской задолженности и резервов).

Показатели ликвидности указывают на степень платежеспособности Эмитента по краткосрочным долгам.

Коэффициент текущей ликвидности показывает, достаточно ли у Эмитента средств, которые могут быть использованы для погашения краткосрочных обязательств.

Коэффициент быстрой ликвидности - более жесткая оценка ликвидности Эмитента, этот коэффициент рассчитывается с использованием только части текущих активов - денежных средств, финансовых вложений и дебиторской задолженности, которые сопоставляются с текущими обязательствами. Значения названных коэффициентов с 2002 по 2006 гг. уменьшались, что обусловлено высоким темпом роста обязательств, в т.ч. текущих.

Коэффициент автономии собственных средств – это характеристика устойчивости финансового состояния предприятия, характеризующая степень его финансовой независимости. Коэффициент показывает долю активов эмитента, которые обеспечиваются собственными средствами. Значение этого показателя зависит от характера деятельности предприятия: в фондоемких производствах его нормальный уровень должен быть выше, чем в материалоемких. За отчетный квартал коэффициент автономии незначительно возрос, – на

5% – за счет роста собственного капитала и сокращения заемного.

Индекс постоянного актива характеризует источники финансирования долгосрочных активов Эмитента. Данный показатель постоянно возрастает, что указывает на активное использование Эмитентом заемных ресурсов для привлечения инвестиций в развитие бизнеса. В 1 квартале 2007 года инвестиции Эмитента были минимальны, в результате чего индекс постоянного актива сократился на 9%.

Описание факторов, которые, по мнению органов управления эмитента, привели к изменению значения какого-либо из приведенных показателей по сравнению с предыдущим отчетным периодом на 10 или более процентов:

Основным фактором, приведшим к существенным изменениям значений показателей, является проведение Эмитентом активной инвестиционной политики, вызвавшее необходимость постоянного привлечения заемных средств. Также этому способствовала необходимость реализации проекта по внедрению универсальных услуг связи.

Эмитент управляет вышеприведенными показателями ликвидности посредством реализации Программы повышения эффективности деятельности, которая предполагает сокращение текущих затрат, и Финансовой стратегии. Улучшение показателей ликвидности планируется также в результате снижения инвестиционной активности Эмитента в будущем.

В результате данных мероприятий Эмитент планирует в 2008-2009 гг. получить положительный чистый денежный поток, что позитивно отразится на финансовых показателях деятельности. Кроме этого Эмитент планирует заменить краткосрочные обязательства долгосрочными путем эмиссии облигаций, привлечения международных займов, что также позитивно отразится на показателях ликвидности.

Мнения органов управления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

4.3. Размер и структура капитала и оборотных средств эмитента.

4.3.1. Размер и структура капитала и оборотных средств эмитента.

Наименование показателя	на 31.12.2002	на 31.12.2003	на 31.12.2004	на 31.12.2005	на 31.12.2006	на 31.03.2007г.
а) Размер уставного капитала Эмитента, тыс. руб.	2 387 973	2 387 973	2 387 973	2 387 973	2 387 973	2 387 973
б) Общая стоимость акций эмитента, выкупленных эмитентом для последующей перепродажи:	-	-	-	-	-	-
Процент акций эмитента, выкупленных эмитентом для последующей перепродажи (передачи), от размещенных акций (уставного капитала) эмитента	-	-	-	-	-	-
в) Размер резервного капитала эмитента, формируемого за счет отчислений из прибыли эмитента, тыс. руб.	62 438	119 399	119 399	119 399	119 399	119 399
г) Размер добавочного капитала эмитента, отражающий прирост стоимости активов, выявляемый по результатам переоценки, а также сумму разницы между продажной ценой (ценой размещения) и номинальной стоимостью акций общества за счет продажи акций по цене, превышающей номинальную стоимость, тыс. руб.	2 234 145	2 004 730	1 966 411	1 874 566	1 804 986	1 782 140
д) Размер нераспределенной чистой прибыли эмитента, тыс. руб.	4 242 305	5 641 629	6 029 900	6 721 202	7 790 410	7 921 780
е) Общая сумма капитала эмитента, тыс. руб.	8 926 861	10 153 731	10 503 683	11 103 140	12 102 768	12 957 537

Структура и размер оборотных средств эмитента в соответствии с бухгалтерской отчетностью эмитента (тыс. руб.):

Наименование показателя	Завершенные финансовые периоды					
	2002	2003	2004	2005	2006	1 кв. 2007
Оборотные средства, тыс. руб. в том числе:	3 242 169	4 359 228	4 646 133	4 765 074	4514 812	5663273
Денежные средства и их эквиваленты, тыс. руб доля в оборотных средствах, %	439 533 13,6	908 541 20,84	312 833 6,7	404 778 8,5	516 338 11,44	1064047 18,79
Краткосрочная дебиторская задолженность, тыс. руб. доля в оборотных средствах, %	1 774 597 54,7	1 801 573 41,33	2 229 545 48	2 241 804 47,0	2 845 280 63,02	3596996 77,23
Запасы, тыс. руб. доля в оборотных средствах, %	551 495 17,0	647 501 14,85	757 906 16,3	634 868 13,3	638 821 14,14	627758 13,48
НДС по приобретенным ценностям, тыс. руб. доля в оборотных средствах, %	476 544 14,7	1 001 141 22,97	1 344 785 28,9	1 482 746 31,2	513 171 11,36	372819 8,00
Прочие оборотные активы, тыс. руб. доля в оборотных средствах, %	- -	472 0,01	1 064 0,0	878 0,0	1 202 0,03	1653 0,04

Источники финансирования оборотных средств эмитента (собственные источники, займы, кредиты): ***Оборотные средства Эмитента полностью финансируются за счет заемных и привлеченных средств (кредитов, займов, кредиторской задолженности).***

Политика эмитента по финансированию оборотных средств:
Эмитент стремится к оптимизации состава оборотных активов. Несмотря на то, что в настоящее время оборотные средства Эмитента полностью финансируются за счет заемных и привлеченных средств, постепенно Эмитент переходит от агрессивной политики управления оборотными активами к умеренной. Умеренная политика по финансированию оборотных средств, на которую ориентируется Эмитент, характеризуется тем, что часть оборотных активов должна финансироваться за счет средств перманентного капитала, чему способствует постепенный переход на консервативную политику управления пассивами.

Факторы, которые могут повлечь изменение в политике финансирования оборотных средств:
- резкое снижение или увеличение процентных ставок по заемным средствам может повлиять на объем привлекаемых заемных средств;
- существенное снижение выручки Эмитента.

Оценка вероятности появления указанных факторов: ***незначительная.***

4.3.2. Финансовые вложения эмитента.

Перечень финансовых вложений эмитента, которые составляют 10 и более процентов всех его финансовых вложений на дату окончания соответствующего отчетного периода. Данный перечень представляется отдельно по эмиссионным ценным бумагам, неэмиссионным ценным бумагам и иным финансовым вложениям эмитента (вклады в уставные капиталы обществ с ограниченной ответственностью, выданные кредиты и т.д.).
Величина всех финансовых вложений эмитента на конец последнего завершенного финансового года (на 31.12.2006г.): ***1 229 961 тыс. руб.***
Величина всех финансовых вложений эмитента на конец последнего завершенного квартала (на 31.03.2007г.): ***1 232 671 тыс. руб.***

Перечень финансовых вложений эмитента, которые составляют 10 и более процентов всех его финансовых вложений на 31.03.2007г.:
1. Эмиссионные ценные бумаги:
1.1. Вид ценных бумаг: ***обыкновенные именные бездокументарные акции***
Полное фирменное наименование эмитента ценных бумаг: ***Закрытое акционерное общество «Байкалвестком»***

Сокращенное фирменное наименование эмитента ценных бумаг: *ЗАО «БВК»*
Место нахождения: *664005, г. Иркутск, ул. 2-я Железнодорожная, 68*
Государственный регистрационный номер выпуска: *1-03-40376-N*
Дата регистрации: *03.12.1998 г.*
Регистрирующий орган: *Иркутское Региональное отделение ФКЦБ России*
Количество ценных бумаг, находящихся в собственности эмитента: *1 000 шт.*
Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента: *24 582 201 руб.*
Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента: *285 767 609,76 руб.*
Размер объявленного дивиденда по обыкновенным акциям за 2006г.: *по состоянию на 31.03.2007г. дивиденды не начислены*
Срок выплаты: *не определен*

Увеличение величины вложения в акции в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества такого общества, не имело места.
Резервы под обесценение ценных бумаг не создавались.
Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

1.2. Вид ценных бумаг: *обыкновенные именные бездокументарные акции*
Полное фирменное наименование эмитента ценных бумаг: *Закрытое акционерное общество «Енисейтелеком»*
Сокращенное фирменное наименование эмитента ценных бумаг: *ЗАО «ЕТК»*
Место нахождения: *660020, г. Красноярск, ул. Качинская, 20*
Сведения о выпусках ценных бумаг данной категории (типа), находящихся в собственности эмитента:

Дата государственной регистрации выпуска	Государственный регистрационный номер выпуска	Орган, осуществивший государственную регистрацию выпуска
01.09.1997	1-01-70001-N	Красноярское РО ФКЦБ России
18.11.1997	1-02-70001-N	Красноярское РО ФКЦБ России

Количество ценных бумаг, находящихся в собственности эмитента: *485 300 руб.*
Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента: *38 824 000 руб.*
Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента: *421 601 381,75 руб.*
Размер объявленного дивиденда по обыкновенным акциям за 2006г.: *по состоянию на 31.03.2007г. дивиденды не начислены*
Срок выплаты: *не определен*

Увеличение величины вложения в акции в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества такого общества, не имело места.
Резервы под обесценение ценных бумаг не создавались.
Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

1.3. Вид ценных бумаг: *обыкновенные именные бездокументарные акции*
Полное фирменное наименование эмитента ценных бумаг: *Акционерный коммерческий Сберегательный банк Российской Федерации (Открытое акционерное общество)*
Сокращенное фирменное наименование эмитента ценных бумаг: *Сбербанк России ОАО*
Место нахождения: *Россия, 117997, г. Москва, улица Вавилова, дом 19*
Государственный регистрационный номер выпуска: *1-02-01481-B*
Дата регистрации: *21.07.2006г.*
Регистрирующий орган: *Департамент лицензирования деятельности и финансового оздоровления кредитных организаций Банка России*

Количество ценных бумаг, находящихся в собственности эмитента: *1 247 шт.*
Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента:
3 741 000,00 руб.
Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента:
114 478 415,82 руб.
Размер объявленного дивиденда по обыкновенным акциям за 2006г.: ***по состоянию на 31.03.2007г. дивиденды не начислены***
Срок выплаты: ***не определён.***

1.08.2006 года произошло увеличение номинальной стоимости вложения в акции с 62 350,00 руб. до 3 741 000,00 руб. в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества общества.
Резервы под обесценение ценных бумаг не создавались.
Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

2. Неэмиссионные ценные бумаги: ***финансовые вложения эмитента в неэмиссионные ценные бумаги, которые составляют 10 и более процентов всех его финансовых вложений на конец последнего финансового года и на дату завершения 1 квартала 2007г., отсутствуют.***

3. Иные финансовые вложения Эмитента:
3.1. Объект финансового вложения: ***заем, предоставленный Эмитентом***
Полное фирменное наименование заемщика: ***Закрытое акционерное общество «Стек Джи Эс Эм»***
Сокращенное фирменное наименование заемщика: ***ЗАО «Стек Джи Эс Эм»***
Место нахождения заемщика: ***650000, г. Кемерово, проспект Советский, д. 61***
ИНН заемщика: ***4205022570***
Предоставлен заем на срок до 31.12.2008г. под 5% годовых с ежемесячной уплатой процентов. Задолженность ЗАО «Стек Джи Эс Эм» на 31.03.2007 г. – 210 001 144 руб.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен размеру финансового вложения.

Средства Эмитента не размещены на депозитных или иных счетах в банках и иных кредитных организациях, лицензии которых были приостановлены либо отозваны, или в отношении которых принято решение о реорганизации, ликвидации, а также о начале процедуры банкротства, либо о признании таких организаций несостоятельными (банкротами), поэтому информация о величине потенциальных убытков в связи с этими событиями не предоставляется.

Стандарты (правила) бухгалтерской отчетности, в соответствии с которыми эмитент произвел расчеты, отраженные в настоящем пункте:
1. Положение по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99)», утвержденное Приказом Минфина РФ от 06.07.1999 N 43н.
2. Положение по бухгалтерскому учету «Учет финансовых вложений» ПБУ 19/02», утвержденное Приказом Минфина РФ от 10.12.2002 N 126н.

4.3.3. Нематериальные активы эмитента.

Информация о составе, о первоначальной (восстановительной) стоимости нематериальных активов эмитента и величине начисленной амортизации, за последний завершенный финансовый год, а также за 1 квартал 2007г.

Наименование группы объектов нематериальных активов		Первоначальная (восстановительная) стоимость, тыс. руб.	Сумма начисленной амортизации, тыс. руб.
Отчетная дата: **на 31.12.2006г.**			
1.	Программное обеспечение, тыс. руб.	949	177
2.	Патенты, лицензии, товарные знаки и иные аналогичные с перечисленным права и активы, тыс. руб.	63	23
3.	Прочие нематериальные активы, тыс. руб.	59	13
Итого:		**1 071**	**213**
Отчетная дата: **на 31.03.2007г.**			
1.	Программное обеспечение, тыс. руб.	949	193
2.	Патенты, лицензии, товарные знаки и иные аналогичные с перечисленным права и активы, тыс. руб.	63	25
3.	Прочие нематериальные активы, тыс. руб.	59	18
Итого:		**1 071**	**236**

Взносы нематериальных активов в уставный капитал или их поступления в безвозмездном порядке места не имели.
Переоценка нематериальных активов не производилась.

Стандарты (правила) бухгалтерского учета, в соответствии с которыми эмитент представляет информацию о своих нематериальных активах:
1. Положение по ведению бухгалтерского учета и бухгалтерской отчетности в РФ, утвержденное приказом Минфина РФ от 29.07.1998 г. № 34н (пункт 55);
2. Положение по бухгалтерскому учету «Учет нематериальных активов» (ПБУ 14/2000), утвержденное приказом Минфина РФ от 16.10.2000 г. № 91.

4.4. Сведения о политике и расходах эмитента в области научно-технического развития, в отношении лицензий и патентов, новых разработок и исследований.

Политика эмитента в области научно - технического развития:
Политика Эмитента в области научно-технического развития заключается в модернизации устаревшего и неэффективного оборудования, в разработке и внедрении инновационных технологий, а также в привлечении высококвалифицированных кадров и внедрении современной системы управления.

Затраты на осуществление научно-технической деятельности за счет собственных средств эмитента:
Эмитент не осуществлял затрат на осуществление научно-технической деятельности в том числе, на покупку результатов научно-технического развития, и не заказывал разработку новых продуктов на стороне (аутсорсинг) за счет собственных средств.

Сведения о создании и получении эмитентом правовой охраны основных объектов интеллектуальной собственности:
Эмитент осуществляет свою деятельность под товарным знаком (знаком обслуживания):
Эмитент осуществляет свою деятельность под товарным знаком (знаком обслуживания):
1. Номер свидетельство о регистрации: ***246828***
Дата выдачи: ***23.05.2003 г.***
Орган, выдавший свидетельство: ***Российское агентство по патентам и товарным знакам***
Срок действия: ***до 15.10.2012 г.***
ОАО «Сибирьтелеком» является правообладателем в отношении следующих товаров (услуг):
38 – телефонная связь, телеграфная связь, международная связь, связь через Интернет, передача сообщений, предоставление в аренду каналов связи.
Цветовое сочетание: фиолетовый, голубой, белый.
Неохраняемым элементом товарного знака является «Телеком».

Основные направления и результаты использования объектов интеллектуальной собственности:
Основным направлением использования объектов интеллектуальной собственности является использования товарного знака при оказании всех видов услуг ОАО «Сибирьтелеком», защита наименования Общества, использование его для создания мощного рекламного брэнда.

Факторы риска, связанные с возможностью истечения сроков действия основных для эмитента патентов, лицензий на использование товарных знаков:
В случае истечения срока действия регистрации товарного знака прекращается его правовая охрана, однако, риск, связанный с возможностью истечения свидетельства Эмитента на товарный знак, оценивается как минимальный, поскольку Эмитент планирует в случае необходимости предпринять все необходимые действия для своевременного возобновления соответствующего свидетельства.

4.5. Анализ тенденций развития в сфере основной деятельности эмитента.

Основные тенденции развития отрасли экономики, в которой эмитент осуществляет основную деятельность, за 5 последних завершенных финансовых лет.

Телекоммуникационный рынок на территории обслуживания ОАО "Сибирьтелеком" за последние 5 лет динамично развивается. Прирост достигается в равной степени как за счет увеличения объемов потребления услуг деловым сектором, так и населением.

Высокие темпы прироста по всем основным видам услуг связи обусловлены изменениями, происходящими в отрасли связи и в экономике региона в целом:

- ***тенденция к активному росту численного и качественного состава альтернативных предприятий связи достигла своего апогея к настоящему моменту;***
- ***в экономике России наблюдается устойчивый рост, что приводит к росту числа предприятий среднего и малого бизнеса, активизации бизнес-процессов, и как следствие, активизации спроса на услуги связи;***
- ***бурное развитие технологий связи и повышение уровня информатизации общества является мощным катализатором спроса на новые услуги связи.***

Приоритетными задачами государственной политики на среднесрочную перспективу в сфере развития информационной и телекоммуникационной инфраструктуры, рынка услуг связи являются: обеспечение доступа широких слоев населения к телекоммуникационной инфраструктуре и информационным ресурсам, опережающее развитие инфраструктуры связи, повышение инвестиционной привлекательности отрасли связи и информатизации, создание условий для ускоренного развития новых технологий, обеспечение государственных интересов и информационной безопасности, создание условий для добросовестной конкуренции, поддержка отечественного производителя оборудования связи.

Для реализации поставленных задач осуществляется и предусматривается:

- ***проведение эффективной технологической политики, направленной на модернизацию существующих и внедрение новых систем и сетей связи общего пользования;***
- ***ускоренное развитие рынка современных и высококачественных услуг связи (передача данных, услуги по доступу в сеть Интернет и услуги иных тематических служб, подвижная связь, услуги цифровых сетей с интеграцией обслуживания, интеллектуальных сетей и др.);***
- ***гармонизация использования радиочастотного спектра в соответствии с международными договорами Российской Федерации, продолжение работ в области конверсии радиочастотного спектра, внедрение экономических методов при реализации частот путем проведения конкурсов;***
- ***совершенствование механизма государственного регулирования цен (тарифов) на услуги связи, предусматривающего приведение размера тарифов на услуги связи до уровня экономически обоснованных затрат (с включением инвестиционной составляющей), снижение до минимума пределов перекрестного субсидирования услуг связи, переход к государственному регулированию тарифов по методу предельного ценообразования;***
- ***поэтапное создание системы универсального обслуживания (предоставление любому пользователю на территории Российской Федерации доступа к сети связи общего пользования в заданное время с оказанием ему основных услуг связи с установленными качественными характеристиками и по доступным ценам);***

- *обеспечение недискриминационного доступа операторов связи к сети связи общего пользования и установление тарифов на услуги присоединения и пропуска трафика, введение раздельного учета доходов и расходов операторов связи по видам услуг связи;*
- *внедрение прозрачных и публичных процедур выдачи и аннулирования лицензий и формирование объективных лицензионных требований и условий, направленных на развитие телекоммуникационной инфраструктуры;*
- *реализация комплекса мер, направленных на развитие конкурентоспособного национального производства оборудования связи и программного обеспечения;*
- *создание и развитие рынка информатизации и знаний как факторов производства, переход информационных ресурсов общества в реальные ресурсы социально - экономического развития, систематизация государственных информационных ресурсов и перевод их в электронную форму, что предполагает развитие системы электронной коммерции и российского сегмента сети Интернет, обеспечение доступа учебных заведений к российским и международным ресурсам;*
- *переход на цифровую технологию распространения телерадиопрограмм, обеспечивающий одновременное увеличение количества распространяемых программ.*

В течение последних нескольких лет наблюдается тенденция перераспределения доли доходов от различных видов услуг связи в пользу нетрадиционных услуг: мобильная связь, документальная электросвязь, IP-телефония, Интернет-доступ.

Общая оценка результатов деятельности эмитента в данной отрасли и оценка соответствия результатов деятельности эмитента тенденциям развития отрасли:
Развитие отрасли связи соответствует общим положительным тенденциям в российской экономике. На протяжении последних нескольких лет отрасль связи динамично развивается: появляются новые технологии, растет спрос на услуги связи.
Развитие деятельности эмитента соответствует общим тенденциям отрасли: деятельность эмитента направлена на предоставление полного спектра телекоммуникационных услуг широкому кругу потребителей; наблюдается рост доходов от оказания услуг связи, доли доходов от новых услуг в общем объеме доходов эмитента. В настоящее время эмитент занимает лидирующее положение на рынке телекоммуникационных услуг в Сибирском федеральном округе.

Причины, обосновывающие полученные результаты деятельности (удовлетворительные и неудовлетворительные, по мнению эмитента, результаты):
Несомненными преимуществами эмитента, обусловившими полученные удовлетворительные результаты, являются:
- предоставление единого пакета услуг на территории Общества и курс на совершенствование служб сервиса и продаж;
- привлечение крупных корпоративных пользователей в рамках Сибирского федерального округа;
- оптимизация взаимоотношений с присоединенными операторами;
- проведение программы по улучшению имиджа эмитента, формирование сильного брэнда как базиса для успешного продвижения услуг для всех целевых сегментов;
- разработка контент-центра и снижение цен на оборудование ADSL, развитие бренда «Webstream», построение мультисервисных сетей и сетей доступа на базе (ADSL и SHDSL) в рамках ОАО «Сибирьтелеком»;
- развитие услуг, основанных на технологии IP-TV под торговой маркой Webstream-TV.

Мнения органов управления Эмитента относительно представленной информации совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно представленной информации.

4.5.1. Анализ факторов и условий, влияющих на деятельность эмитента

Факторы и условия, влияющие на деятельность эмитента:
Основными факторами и условиями, влияющими на Эмитента, являются:
1. Государственная политика в сфере регулирования связи, определяющаяся Законом «О связи» и подзаконными актами, устанавливающими правовые основы деятельности предприятий

отрасли связи в России и определяющими отраслевой статус государственных органов, а также в тарифном регулировании, а именно:
- либерализация рынка услуг дальней (м/г и м/н) связи и изменение статуса эмитента на оператора внутризоновой связи;
- изменение порядка взаимодействия с присоединенными операторами.
2. Рост конкуренции по отношению к традиционным операторам со стороны мобильных операторов и альтернативных телекоммуникационных компаний, а также тенденция их интеграции в крупные холдинги.
3. Перераспределение доли доходов от различных видов услуг связи в пользу новых услуг, основными из которых являются услуги мобильной связи и услуги Интернет.

Результаты деятельности эмитента:
Благодаря наличию обширной инфраструктуры сетей, возможности комплексного предоставления услуг по всей территории обслуживания, Эмитент добился статуса крупнейшей телекоммуникационной компании Сибирского федерального округа, уровень доходов которой устойчиво повышается.

Прогноз в отношении продолжительности действия указанных факторов и условий:
Точную продолжительность действия указанных факторов определить невозможно.
Государственное регулирование носит постоянный характер.
Процесс обострения конкуренции и интеграции альтернативных операторов происходит очень динамично и продлится еще в течение нескольких лет.
Процесс перераспределения доли доходов от различных видов услуг связи в пользу новых услуг – постоянная и закономерная тенденция, обусловленная научно-техническим прогрессом и не ограниченная во времени.

Действия, предпринимаемые Эмитентом и действия, которые Эмитент планирует предпринять в будущем для эффективного использования данных факторов и условий:

- ***дальнейшее совершенствование ассортимента и качества предоставляемых услуг, а также служб сервиса и продаж;***
- ***формирование сильных брэндов;***
- ***внедрение и развитие контент-ресурсов, снижение цен на оборудование ADSL, построение мультисервисных сетей и сетей доступа на базе (ADSL и SHDSL) в рамках СФО.***

Способы, применяемые эмитентом, для снижения негативного эффекта факторов и условий, влияющих на деятельность эмитента, а также способы, которые эмитент планирует использовать в будущем для снижения негативного эффекта факторов и условий, влияющих на деятельность эмитента:
Эмитент распределяет свои усилия согласно следующим приоритетам:

- ***совершенствование подразделений продаж и маркетинга, способных адекватно конкурировать с аналогичными структурами альтернативных операторов;***
- ***совершенствование подразделений по работе с крупными корпоративными и VIP-пользователями, проведение комплекса мероприятий, препятствующих оттоку данной категории пользователей;***
- ***проведение полномасштабной кампании по улучшению имиджа брэнда эмитента, цель кампании – повысить узнаваемость брэнда, развить положительные ассоциации: лидерство, надежность, комплексное обслуживание;***
- ***обеспечение присутствия на рынке услуг мобильной связи;***
- ***реализация в масштабах Общества комплексной программы по построению широкополосных сетей абонентского доступа, что обеспечит эмитенту важнейшее долгосрочное лидерство в области услуг проводной связи и откроет ряд новых направлений бизнеса;***
- ***активизация деятельности по продвижению интеллектуальных услуг в целях стимулирования роста абонентского трафика после внедрения СПУС на телефонных сетях общего пользования в городах Сибирского региона;***
- ***оптимизация бизнес-портфеля Общества путем четкого конфигурирования основного бизнеса (Фиксированная телефония/ Интернет/ Передача данных);***

- *защита телефонного бизнеса от размывания клиентской базы и падения доходности, снижение его уязвимости со стороны мобильных и альтернативных операторов;*
- *создание новых линий основного бизнеса, построенных на широкополосных линиях, высокоскоростном доступе в Интернет и современных услугах передачи данных.*

Существенные события/факторы, которые могут в наибольшей степени негативно повлиять на возможность получения эмитентом в будущем таких же или более высоких результатов, по сравнению с результатами, полученными за последний отчетный период, а также вероятность наступления таких событий (возникновения факторов):

- ***Фактором, который может оказать как негативное, так и позитивное влияние на деятельность эмитента, а также на возможность получения им соответственно более высоких или более низких результатов деятельности, является государственная политика в Сибирском регионе.***
- ***Дальнейшее обострение конкурентной ситуации, и особенно - со стороны операторов мобильной связи. Вероятность того, что мобильные операторы составят серьезную конкуренцию, очень велика, так как сейчас они активно продвигаются на все региональные рынки.***
- ***В результате изменения схемы взаимодействия с операторами дальней связи из структуры доходов эмитента исключаются доходы от оказания данного вида услуг.***

Описываются существенные события/факторы, которые могут улучшить результаты деятельности эмитента, и вероятность их наступления, а также продолжительность их действия:

Положительное влияние на деятельность эмитента может оказать общий рост экономики России и уровня благосостояния населения, а также увеличение доли отрасли связи в ВВП.

Продолжительность действия указанных факторов в настоящее время невозможно определить временными рамками, поскольку рассматриваемые тенденции имеют весьма долгосрочный характер.

4.5.2. Конкуренты эмитента

Основные существующие и предполагаемые конкуренты Эмитента, включая конкурентов за рубежом:

ОАО "Сибирьтелеком" является крупнейшим оператором связи Сибирского региона, способным предоставить самый широкий спектр телекоммуникационных услуг на данной территории обслуживания, наибольшую доступность и удобство использования услуг для потребителей, в сочетании с конкурентоспособными тарифами.

Тенденции развития конкурентной ситуации на телекоммуникационном рынке ОАО "Сибирьтелеком" за последнее время наблюдаются следующие: устойчивому положению ОАО "Сибирьтелеком" на рынке услуг местной телефонной связи угрожает бурное развитие мобильной связи; в свою очередь конкурентоспособность компании на рынке услуг мобильной связи в целом по СФО также невысока, ключевые позиции здесь занимают национальные операторы "МТС", "Билайн", «Мегафон».

За многообразный рынок услуг Интернет и ПД ведется упорная борьба, причем ОАО «Сибирьтелеком» на протяжении последнего времени постепенно укрепляет свои позиции. Материнской компании и ДЗО принадлежит свыше 50% данного рынка. Это связано, в первую очередь, с удержанием доли рынка коммутируемого доступа, выведением на рынок услуг ШПД, несмотря на рост числа конкурирующих компаний и повышение внимания национальных операторов к рынку Сибирского региона.

Альтернативные операторы в основном придерживаются нишевой стратегии с предложением потребителям линий широкополосного доступа, обеспечивающих мультисервисность и интегральное обслуживание. Ведомственные операторы, как потенциальные участники рынка, представляют относительно небольшую угрозу. Принципиальными конкурентами являются федеральные операторы. К ним относятся Совинтел (торговые марки «Голден Телеком», «РОЛ»), ТрансТелеКом, Эквант.

Компания вместе с ДЗО (АТС-32, АТС-41, Алтайсвязь) является на текущий момент лидером в СФО по доле рынка местной телефонной связи, однако доля рынка значительно различается в регионах в зависимости от конкурентной ситуации.

Мобильные операторы также начинают проникать в сектор фиксированной голосовой связи. На текущей момент потери от прямого замещения невелики, но такая угроза существует.

Основными конкурентами эмитента на рынке услуг сотовой связи являются операторы «большой тройки»: МТС, Билайн (Вымпелком), МегаФон. Основное противостояние наблюдается между дочерними компаниями эмитента «Байкалвестком» и «Енисейтелеком» - лидерами на своих лицензионных территориях, и операторами «большой тройки».

К числу прочих операторов сотовой связи, не являющихся основными конкурентами, но также представляющих угрозу для эмитента в данном сегменте, относятся такие операторы как Теле2 и SkyLink. Они характеризуются относительно небольшим количеством абонентов, селективной зоной покрытия, направленностью на достаточно узкий сегмент потребителей.

На рынке Интернет к федеральным операторам относятся Совинтел (торговые марки «РОЛ», «Голден Телеком»), ТрансТелеКом, Эквант, Комстар-ОТС, Синтерра. К локальным операторам относятся провайдеры второго и третьего уровней, предоставляющие услуги как выделенного, так и коммутируемого доступа. К этой категории относятся, например, домовые сети, а так же компании, предоставляющие услуги беспроводного доступа (Wi-Fi), спутниковый Интернет и прочие виды услуг.

Эмитент удерживает уверенную положительную динамику доли рынка, как за счет поглощений региональных компаний, так и за счет реализации собственной программы продвижения широкополосного доступа по технологии ADSL под торговой маркой Webstream.

Несмотря на присутствие на рынке внутризоновой связи как федеральных, так и локальных операторов, эмитент занимает подавляющую долю на рынке.

Перечень факторов конкурентоспособности эмитента и описание степени влияния каждого из них на конкурентоспособность производимой продукции:

Перечень факторов конкурентоспособности эмитента и описание степени влияния каждого из них на конкурентоспособность производимой продукции, по мнению эмитента, предлагаем сформировать по следующей шкале:

Влияние	**Обозначение**
Очень существенное	4
Существенное	3
Слабое	2
Очень слабое	1

Эмитент располагает достаточным набором конкурентных преимуществ для достижения своих стратегических целей. Наиболее важными из них являются:

Конкурентное преимущество	**Степень влияния**
1. Наличие собственных сетевых ресурсов как основы для предоставления всех видов услуг, что дает возможность оперативного развертывания большого числа новых сервисов на базе существующей инфраструктуры сети.	4
2. Монополия на "последнюю милю", что является важнейшим сдерживающим фактором для развития альтернативных операторов, т.к. порождает необходимость аренды ресурсов у эмитента альтернативными операторами, - данная позиция приобретает все больший удельный вес в структуре доходов ОАО "Сибирьтелеком".	3
3. Мощные позиции в традиционной телефонии. Важность этой позиции обусловлена тем, что, во-первых, ТФОП можно рассматривать как основу для предоставления комплексного обслуживания потребителей услугами связи, во-вторых, услуги традиционной голосовой телефонии остаются наиважнейшими в структуре потребления услуг связи, поэтому любой оператор связи, не располагающий данным ресурсом, неполноценен с точки зрения клиента.	3
4. Единая политика в рамках региона, возможность проводить единую	2

маркетинговую политику на территории деятельности эмитента призвана повысить конкурентоспособность филиалов, в первую очередь, в сегменте крупных корпоративных клиентов. Т.к. важнейшими критериями выбора оператора (и важнейшими причинами отказа от услуг традиционных операторов) является качество и сервисное обслуживание, а далее следует тарифная политика, необходимо сосредоточить усилия на этих двух аспектах деятельности.	
5. Возможность перераспределения финансовых ресурсов: совокупный инвестиционный потенциал эмитента становится вполне сопоставимым с крупнейшими альтернативными операторами, и может быть аккумулирован на стратегически важных направлениях.	3
6. Человеческий потенциал: за долгую историю существования традиционных операторов связи накоплен богатый опыт работы, существует сформировавшийся коллектив высококвалифицированных кадров в технических службах эмитента. Данное преимущество не распространяется на персонал, ориентированный на продажу услуг и сервисное обслуживание - здесь региональные операторы значительно уступают альтернативным.	2
7. Имидж надежного оператора: важное значение для дальнейшего развития бизнеса эмитента имеет тот факт, что для большинства корпоративных пользователей традиционный оператор Сибири является лидером телекоммуникационного рынка, неприятным исключением является лишь рынок услуг сотовой связи и рынок доступа к Интернет.	3
8. Присутствие во всех регионах Сибирского федерального округа: эмитент исторически имеет наибольшее покрытие территории региона сетью представительств и сетями связи по отношению к альтернативным операторам.	4
9. Возможность внедрения новых услуг на базе существующей инфраструктуры: в связи с бурным развитием технологий связи, филиалы эмитента имеют прекрасную возможность для развития на базе существующей инфраструктуры.	3
10. Возможность гибкого тарифного регулирования: кардинальное изменение принципов формирования тарифной политики на регулируемые и нерегулируемые услуги является в настоящее время обязательным условием повышения эффективности деятельности Эмитента.	2
11. Наличие политического и административного рычага, при этом, данное преимущество не является основополагающим в большинстве регионов деятельности эмитента, т.к. альтернативные операторы также зачастую тесно взаимодействуют с региональными и муниципальными органами власти.	1

V. Подробные сведения о лицах, входящих в состав органов управления эмитента, органов эмитента по контролю за его финансово- хозяйственной деятельностью, и краткие сведения о сотрудниках (работниках) эмитента.

5.1. Сведения о структуре и компетенции органов управления эмитента.

В структуру органов управления Общества в соответствии с Уставом входят Общее собрание акционеров, Совет директоров, Правление и генеральный директор.

Высшим органом управления Общества в соответствии с п. 12.1. ст. 12 Устава является общее собрание акционеров, к компетенции которого относятся следующие вопросы, которые не могут быть переданы на решение Совету директоров, генеральному директору или Правлению:
1) внесение изменений и дополнений в настоящий Устав или утверждение Устава Общества в новой редакции (за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах"), решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании);
2) реорганизация Общества, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
3) ликвидация Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
4) избрание членов Совета директоров, осуществляемое кумулятивным голосованием;
5) досрочное прекращение полномочий членов Совета директоров, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций, принимающих участие в собрании;
6) определение количества, номинальной стоимости, категории (типа) объявленных акций Общества и прав, предоставляемых этими акциями, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
7) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
8) увеличение уставного капитала Общества путем размещения дополнительных обыкновенных акций по открытой подписке в случае, если количество дополнительно размещаемых акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
9) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
10) уменьшение уставного капитала Общества путем уменьшения номинальной стоимости акций, путем приобретения Обществом части акций в целях сокращения их общего количества, а также путем погашения приобретенных или выкупленных Обществом акций, решение по которому принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
11) избрание членов Ревизионной комиссии Общества и досрочное прекращение их полномочий, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
12) утверждение аудитора Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
13) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по

результатам финансового года, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
14) определение порядка ведения Общего собрания акционеров Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
15) дробление и консолидация акций, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
16) принятие решения об одобрении сделок, в совершении которых имеется заинтересованность, решение по которому принимается в случаях и в порядке, предусмотренных главой XI Федерального закона "Об акционерных Обществах";
17) принятие решения об одобрении крупных сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет более 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, а также сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества, решение по которому принимается большинством в три четверти голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
18) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций, принимаемое большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
19) утверждение внутренних документов, регулирующих деятельность органов Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
20) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством закрытой подписки или посредством открытой подписки, когда при открытой подписке конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие более 25 процентов ранее размещенных обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
21) принятие решения о возмещении за счет Общества расходов на подготовку и проведение внеочередного Общего собрания акционеров Общества в случае, когда в нарушение требований действующего законодательства Российской Федерации Советом директоров не принято решение о созыве внеочередного собрания и данное собрание созвано иными лицами. Решение принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
22) принятие решения о передаче полномочий единоличного исполнительного органа Общества управляющей организации или управляющему, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
23) решение иных вопросов, предусмотренных Федеральным законом "Об акционерных обществах" и настоящим Уставом.

Коллегиальным органом управления Общества, осуществляющим общее руководство деятельностью Общества, в соответствии с п. 13.1. ст. 13 Устава является Совет директоров, ежегодно избираемый годовым общим собранием акционеров кумулятивным голосованием в количестве 11 человек.
К компетенции Совета директоров относятся следующие вопросы:
1) определение приоритетных направлений деятельности Общества, в том числе утверждение годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, внесение изменений в указанные документы, рассмотрение итогов их выполнения;
2) предварительное одобрение операций, выходящих за рамки, установленные годовым бюджетом Общества;

3) созыв годового и внеочередного общих собраний акционеров, за исключением случаев, предусмотренных пунктом 8 статьи 55 Федерального закона "Об акционерных обществах";

4) утверждение повестки дня общего собрания акционеров;

5) определение даты составления списка лиц, имеющих право на участие в общем собрании акционеров, и другие вопросы, отнесенные к компетенции Совета директоров Общества в соответствии с положениями главы VII Федерального закона "Об акционерных обществах" и связанные с подготовкой и проведением общего собрания акционеров;

6) предварительное утверждение годового отчета Общества;

7) увеличение уставного капитала Общества путем размещения Обществом дополнительных акций в пределах количества объявленных акций, определенных настоящим Уставом, за исключением случаев, предусмотренных п/п 8, 9 п.12.2 настоящего Устава;

8) размещение Обществом облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения данных облигаций и иных эмиссионных ценных бумаг они не являются конвертируемыми в акции Общества;

9) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;

10) определение цены (денежной оценки) имущества, цены размещения и выкупа эмиссионных ценных бумаг в случаях, предусмотренных Федеральным законом "Об акционерных обществах";

11) утверждение решений о выпуске ценных бумаг, проспектов ценных бумаг, отчетов об итогах выпуска ценных бумаг Общества, отчетов об итогах приобретения акций Общества в целях их погашения;

12) приобретение размещенных Обществом акций, облигаций и иных ценных бумаг;

13) утверждение регистратора Общества и условий договора с ним, а также принятие решения о расторжении договора с ним;

14) рекомендации по размеру дивиденда по акциям, форме и сроку его выплаты, утверждение внутреннего документа о дивидендах по акциям Общества;

15) использование резервного фонда и иных фондов Общества;

16) утверждение внутреннего документа, определяющего процедуры внутреннего контроля за финансово-хозяйственной деятельностью Общества;

17) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций, утверждение условий, заключаемого с аудитором Общества договора на оказание аудиторских услуг, в том числе определение размера оплаты аудиторских услуг;

18) утверждение положения о структурном подразделении Общества, осуществляющем функции внутреннего контроля, предварительное согласование кандидатов на должность его руководителя и освобождения по инициативе Общества указанного лица от занимаемой должности, а также рассмотрение иных вопросов, решения по которым должны приниматься Советом директоров в соответствии с Положением об указанном подразделении;

19) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 0,5 до 25 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату;

20) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 25 до 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, и сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества;

21) одобрение сделок, в совершении которых имеется заинтересованность в случаях, предусмотренных главой XI Федерального закона "Об акционерных обществах";

22) определение (изменение) функциональных блоков организационной структуры и основных функций подразделений, входящих в функциональные блоки организационной структуры Общества (за исключением структуры филиалов и представительств Общества);

23) создание филиалов, открытие представительств, их ликвидация, утверждение Положений о них;
24) предварительное согласование кандидатов на должность руководителей филиалов и представительств и освобождения по инициативе Общества указанных лиц от занимаемой должности;
25) утверждение годовых бюджетов, стратегий и программ развития филиалов, внесение изменений в указанные документы, рассмотрение итогов их выполнения;
26) назначение единоличного исполнительного органа (Генерального директора), определение срока его полномочий, а также досрочное прекращение его полномочий;
27) избрание (переизбрание) Председателя Совета директоров Общества, его заместителя;
28) образование коллегиального исполнительного органа (Правления): определение срока его полномочий, назначение членов Правления, досрочное прекращение их полномочий;
29) согласование совмещения лицом, осуществляющим функции единоличного исполнительного органа Общества, членами Правления Общества должностей в органах управления других организаций;
30) разрешение лицу, осуществляющему функции единоличного исполнительного органа, работы по совместительству в оплачиваемой должности в других организациях;
31) создание постоянно действующих или временных (для решения определенных вопросов) комитетов Совета директоров, утверждение Положений о них;
32) назначение и освобождение по инициативе Общества Корпоративного секретаря Общества, утверждение Положения о Корпоративном секретаре и об аппарате Корпоративного секретаря;
33) утверждение условий договоров (дополнительных соглашений), заключаемых с Генеральным директором, членами Правления, руководителями филиалов и представительств, руководителем структурного подразделения Общества, осуществляющем функции внутреннего контроля, Корпоративным секретарем Общества, а также рассмотрение вопросов, решения по которым должны приниматься Советом директоров в соответствии с указанными договорами;
34) принятие решений об участии Общества в других организациях (вступлении в качестве участника, прекращении участия, изменении размера или номинальной стоимости доли участия, изменении количества акций или номинальной стоимости акций, принадлежащих Обществу) путем приобретения, продажи или иного отчуждения акций, долей и/или частей долей, а также путем внесения дополнительных вкладов в уставные капиталы других организаций;
35) принятие решений об участии Общества в некоммерческих организациях, за исключением случаев, предусмотренных п/п18 п.12.2 настоящего Устава, путем вступления в качестве участника, прекращения участия, внесения дополнительных вкладов (взносов), связанных с участием Общества в некоммерческих организациях;
36) решение вопросов, отнесенных к компетенции общих собраний участников коммерческих организаций, единственным участником которых, обладающим правом голоса на общем собрании участников, является Общество;
37) определение порядка взаимодействия Общества с организациями, в которых участвует Общество;
38) утверждение внутренних документов (документа), определяющих правила и подходы к раскрытию информации об Обществе, порядок использования информации о деятельности Общества, о ценных бумагах Общества и сделках с ними;
39) утверждение иных, помимо предусмотренных в пункте 13.4 настоящего Устава, внутренних документов Общества, регламентирующих вопросы, входящие в компетенцию Совета директоров Общества, за исключением внутренних документов, утверждение которых отнесено уставом Общества к компетенции общего собрания акционеров и исполнительных органов Общества;
40) утверждение Кодекса корпоративного поведения Общества, внесение изменений и дополнений в него;
41) утверждение процедуры управления рисками в Обществе;
42) предварительное согласование привлечения к проверке деятельности Общества, проводимой Ревизионной комиссией, сторонних специалистов на возмездной основе;
определение порядка оплаты и иных существенных условий участия сторонних специалистов, привлекаемых на возмездной основе, в проводимой Ревизионной комиссией проверке;
43) иные вопросы, предусмотренные Федеральным законом “Об акционерных обществах” и настоящим Уставом.

Вопросы, отнесенные к компетенции Совета директоров Общества, не могут быть переданы на решение коллегиальному или единоличному исполнительному органу Общества.

Коллегиальным исполнительным органом, организующим выполнение решений общего собрания акционеров и Совета директоров Общества, согласно п. 14.1. ст. 14 Устава Общества, является Правление.

Количественный и персональный состав правления, а также срок полномочий членов правления определяются решением Совета директоров Общества по предложению генерального директора, членов Совета директоров Общества.

К компетенции Правления Общества относятся следующие вопросы руководства текущей деятельностью Общества:

1) разработка предложений по основным направлениям деятельности Общества, в том числе проектов годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, предложений по внесению изменений в указанные документы;

2) решение вопросов, отнесенных к компетенции высших органов управления некоммерческих организаций, единственным учредителем (участником) которых является Общество, за исключением некоммерческих организаций, в которых высший орган управления формируется без участия учредителя (участника);

3) определение кадровой и социальной политики Общества;

4) утверждение внутреннего документа, регламентирующего общие положения мотивации труда, а также рассмотрение и принятие решения о заключении коллективных договоров и соглашений;

5) подготовка материалов и проектов решений по вопросам, подлежащим рассмотрению Советом директоров, за исключением вопросов, предусмотренных п/п 24, 26, 27, 28, 31, 33 п. 13.4 ст. 13 настоящего Устава, а также вопросов, инициированных в соответствии с законодательством Российской Федерации и Уставом Общества с указанием конкретных сроков их рассмотрения Советом директоров, делающих невозможным предварительное рассмотрение таких вопросов на Правлении Общества;

подготовка материалов, подлежащих рассмотрению комитетами Совета директоров;

6) организационно-техническое обеспечение деятельности органов Общества;

7) определение технической, финансово-экономической и тарифной политики Общества и филиалов;

8) определение учетной политики, контроль за совершенствованием методологии бухгалтерского и управленческого учета, а также за внедрением отчетности по международным стандартам бухгалтерского учета Общества и филиалов;

9) определение методологии планирования, бюджетирования и контроллинга Общества и филиалов;

10) определение политики обеспечения безопасности Общества и филиалов;

11) определение порядка наделения филиала имуществом и изъятие закрепленного за филиалом имущества;

12) определение количественного состава и назначение членов коллегиальных исполнительных органов филиалов, а также досрочное прекращение их полномочий, утверждение Положения о коллегиальном исполнительном органе филиала;

13) предварительное согласование кандидатов на должность заместителей руководителей, главных бухгалтеров филиалов и представительств и освобождения по инициативе Общества указанных лиц от занимаемой должности;

14) утверждение условий договоров (дополнительных соглашений), заключаемых с членами коллегиальных исполнительных органов филиалов, заместителями руководителей, главными бухгалтерами филиалов и представительств, а также рассмотрение вопросов, решения по которым должны приниматься Правлением в соответствии с указанными договорами;

15) утверждение квартальных бюджетов филиалов, внесение изменений в указанные документы;

16) анализ результатов работы структурных подразделений Общества, в т.ч. обособленных, и выработка обязательных для исполнения указаний по совершенствованию их работы;

17) утверждение внутренних документов, регламентирующих вопросы, входящие в компетенцию Правления Общества, за исключением документов, утверждаемых общим собранием акционеров и Советом директоров Общества;

18) утверждение (изменение) организационной структуры Общества, включая утверждение функций структурных подразделений (за исключением структуры и функций представительств и структурных подразделений филиалов, расположенных вне адресов расположения филиалов).
19) утверждение и изменение Положения о Коллегии Общества, определение количественного и персонального состава Коллегии Общества, срока ее полномочий, а также досрочное прекращение полномочий членов Коллегии Общества.

Единоличным исполнительным органом , осуществляющим руководство текущей деятельностью Общества, в соответствии с п. 15.1. ст. 15 Устава Общества является генеральный директор.
Генеральный директор назначается Советом директоров Общества, без доверенности действует от имени Общества, в том числе представляет его интересы, совершает сделки от имени Общества, утверждает штаты, издает приказы и дает указания, обязательные для исполнения всеми работниками Общества, принимает решения по вопросам, не отнесенным Уставом к компетенции общего собрания акционеров, совета директоров и правления Общества.
Генеральный директор осуществляет функции председателя Правления Общества.
Права, обязанности, размер оплаты труда и ответственность генерального директора определяются договором, заключаемым им с Обществом.

Сведения о наличии кодекса корпоративного поведения:
На заседании Совета директоров ОАО «Сибирьтелеком» 26 декабря 2003г. (протокол № 21) был утвержден Кодекс корпоративного поведения ОАО «Сибирьтелеком». Его полный текст размещен в сети Интернет на сайте Общества, адрес страницы: http://www.sibirtelecom.ru/company/docs/kkp.pdf. Решением Совета директоров от 07 июня 2006 г. (протокол №26) в Кодекс корпоративного поведения Общества внесены изменения и дополнения (размещение в сети Интернет по адресу: http://www.sibirtelecom.ru/investor/docs/kkp_izm.rtf).

Сведения об изменениях, внесенных во внутренние документы:
В отчетном квартале изменения в Устав не вносились.
Текст действующей редакции Устава ОАО «Сибирьтелеком» и внутренние документы регулирующие деятельность органов Общества, а также утвержденные изменения и дополнения к ним, размещены в сети Интернет на сайте Общества, адрес страницы: http://www.sibirtelecom.ru/investor/docs.php.

5.2. Информация о лицах, входящих в состав органов управления эмитента.

Члены Совета директоров эмитента:

Председатель совета директоров:
1. Чечельницкий Евгений Александрович
Год рождения: *1973*
Образование: *высшее, кандидат экономических наук*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2004	*Министерство Российской Федерации по связи и информатизации*	*заместитель руководителя департамента экономической и инвестиционной политики*
2004 – 2006	*Федеральная служба по надзору в сфере связи*	*заместитель руководителя*

2005 - 2006	*ОАО "Центральный телеграф"*	*член совета директоров*
2005 - 2006	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2005 - 2006	*ОАО "Дальсвязь"*	*член совета директоров*
2005– 2006	*ОАО «Уралсвязьинформ"*	*член совета директоров*
2005– наст. время	*ОАО "Ростелеком"*	*член совета директоров*
2005– наст. время	*ОАО "Гипросвязь"*	*член совета директоров*
2006 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2006 - наст. время	*ОАО "Уралсвязьинформ"*	*председатель совета директоров*
2006 - наст. время	*ОАО "Дальсвязь"*	*председатель совета директоров*
2006 - наст. время	*ОАО "Связьинвест"*	*заместитель генерального директора*
2006 - наст. время	*НПФ "Телеком-Союз"*	*член совета фонда*
2006 - наст. время	*ОАО "Связьинвест"*	*член правления*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

Члены совета директоров:

2.Беляев Константин Владимирович
Год рождения: ***1968***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2005	*ОАО "Связьинвест"*	*главный бухгалтер*
2002 – 2002	*ОАО "Яртелеком"*	*член совета директоров*
2002 – 2002	*ОАО "Артелеком"*	*член совета директоров*
2003 – 2003	*ОАО "Межрегиональный коммерческий Банк развития связи и информатики"*	*член совета директоров*
2005 - 2006	*ОАО "ВолгаТелеком"*	*председатель совета*

		директоров
2005 - 2006	***ОАО "Южная телекоммуникационная компания"***	***член совета директоров***
2005 - 2006	***ОАО "Межрегиональный коммерческий Банк развития связи и информатики"***	***член совета директоров***
2005 – 2006	***ОАО "Ростелеком"***	***член правления***
2005 – 2007	***ОАО "Связьинвест"***	***заместитель генерального директора***
2005 – 2007	***ОАО "Связьинвест"***	***член правления***
2005 – наст. время	***ОАО "Северо-Западный Телеком"***	***член совета директоров***
2006 – 2007	***ОАО "Сибирьтелеком"***	***председатель совета директоров***
2006 - наст. время	***ОАО "Сибирьтелеком"***	***член совета директоров***
2007 – наст. время	***Дирекция по управлению активами ЗАО "Система Телеком"***	***заместитель руководителя***

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

3. Бескоровайный Андрей Владимирович
Год рождения: ***1958***
Образование: ***высшее, кандидат технических наук***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2002 - 2002	***ФГУП "Главный радиочастотный центр"***	***первый заместитель директора***
2002 - 2004	***ФГУП "Главный радиочастотный центр"***	***директор***
2004 - 2004	***Министерство РФ по связи и информатизации***	***заместитель Министра***
2004 - 2005	***Федеральное агентство связи***	***заместитель руководителя, и.о. руководителя***
2005 – наст. время	***Федеральное агентство связи***	***руководитель***

2005 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2005 – наст. время	*ОАО "Центртелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

4. Ермолич Александр Аркадьевич

Год рождения: ***1950***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2002	*ОАО "Электросвязь" Новосибирской области*	*председатель совета директоров*
2001 - 2002	*ОАО "Новгородтелеком"*	*председатель совета директоров*
2002 - 2002	*ОАО "Связьинвест"*	*заместитель директора департамента экономического планирования и тарифной политики*
2002 - 2003	*ОАО "Связьинвест"*	*заместитель начальника отдела департамента корпоративного управления*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2003 - 2006	*ОАО "Связьинвест"*	*начальник отдела департамента корпоративного управления*

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии

судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

5. Забузова Елена Викторовна

Год рождения: ***1950***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2003	***ОАО "Связьинвест"***	***заместитель директора – начальник отдела экономического планирования департамента экономического планирования и тарифной политики***
2002 - 2002	***ОАО "Смоленсксвязьинформ"***	***член совета директоров***
2002 - 2002	***ОАО "Электросвязь" Ростовской области***	***член совета директоров***
2002 - 2003	***ОАО "Южная телекоммуникационная компания"***	***член совета директоров***
2003 - 2004	***ОАО "ВолгаТелеком"***	***член совета директоров***
2003 – 2006	***ОАО "Связьинвест"***	***директор департамента экономического планирования и бюджетирования***
2003 – наст. время	***ОАО "Сибирьтелеком"***	***член совета директоров***
2004 - 2005	***ОАО "МГТС"***	***член совета директоров***
2004 - 2005	***ЗАО "РусЛизингСвязь"***	***член совета директоров***
2005 - 2006	***ОАО "ЦентрТелеком"***	***член правления***
2005 – наст. время	***ЗАО "РусЛизингСвязь"***	***председатель совета директоров***
2005 – наст. время	***ОАО "Южная телекоммуникационная компания"***	***член совета директоров***
2006 – 2006	***ОАО "Северо-Западный Телеком"***	***член правления***

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекалась***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимала***

6. Кузнецов Сергей Иванович
Год рождения: ***1953***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2003	*Негосударственный пенсионный фонд "Ростелеком-Гарантия"*	*член совета фонда*
2002 – 2003	*ОАО "Ростелеком"*	*генеральный директор, председатель правления*
2002 – 2003	*ОАО "Связьинвест"*	*член правления*
2002 – 2003	*ЗАО "Интерфакс-Телеком"*	*член совета директоров*
2002 – 2003	*ОАО "РТК-Лизинг"*	*член совета директоров*
2002 – 2004	*ЗАО "Глобалстар-Космические телекоммуникации"*	*член совета директоров*
2002 – 2004	*ОАО "РТКомм.РУ"*	*член совета директоров*
2002 – 2004	*ЗАО "Телмос"*	*член совета директоров*
2002 – 2004	*Некоммерческое партнерство "Центр исследования проблем развития телекоммуникаций"*	*член совета партнерства*
2002 – 2004	*ОАО "Ростелеком"*	*член совета директоров*
2003 – 2003	*ОАО "РТК-Лизинг"*	*председатель совета директоров*
2003 – 2004	*ОАО "Северо-Западный Телеком"*	*генеральный директор, председатель правления*
2003 – 2005	*ОАО "Межрегиональный коммерческий банк развития связи и информатики"*	*член совета директоров*
2004 – 2004	*ОАО "Северо-Западный Телеком"*	*член совета директоров*
2004 – 2006	*ОАО "Телекоминвест"*	*член совета директоров*
2004 – 2006	*ОАО "Связьинвест"*	*первый заместитель генерального директора*
2004 – 2006	*ОАО "Связьинвест"*	*член правления*
2005 – 2006	*ОАО "Южная телекоммуникационная компания"*	*председатель совета директоров*
2005 – 2006	*ОАО "Центральный телеграф"*	*председатель совета директоров*
2005 – 2006	*ОАО "ВолгаТелеком"*	*член совета директоров*
2005 – 2006	*ОАО "Сибирьтелеком"*	*председатель совета директоров*
2005 – 2006	*ОАО "Уралсвязьинформ"*	*председатель совета директоров*
2005 – 2006	*ОАО "Дальневосточная компания электросвязи"*	*председатель совета директоров*

2005 – наст. время	*ОАО "Ростелеком"*	*член совета директоров*
2005 – наст. время	*ОАО "Центральная телекоммуникационная компания"*	*член совета директоров*
2006 – 2006	*ОАО "Связьинвест"*	*советник генерального директора*
2006 – наст. время	*ОАО "ВолгаТелеком"*	*председатель совета директоров*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

7. Коваленко Геннадий Иванович
Год рождения: ***1946***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2002	*ОАО "Электросвязь" Читинской области*	*председатель совета директоров*
2002 - 2006	*ОАО "Связьинвест"*	*начальник отдела департамента правового обеспечения*
2004 - 2005	*ОАО "Сибирьтелеком"*	*член совета директоров*
2006 – наст. время	*ОАО "Дагсвязьинформ"*	*член правления*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

8. Никулин Анатолий Иванович

Год рождения: ***1950***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - наст. время	***ОАО КБ "Акцепт"***	***председатель совета директоров***
2002 - 2003	***ЗАО "Новоком"***	***член совета директоров***
2002 - 2004	***ОАО "НГТС-Пэйдж"***	***член совета директоров***
2002 - 2004	***ОАО "Ринет"***	***член совета директоров***
2002 – 2007	***ОАО "Сибирьтелеком"***	***генеральный директор, председатель правления***
2002 – наст. время	***ОАО "Сибирьтелеком"***	***заместитель председателя совета директоров***
2003 - 2005	***ЗАО "Енисейтелеком"***	***член совета директоров***
2003 - 2005	***ЗАО "Байкалвестком"***	***член совета директоров***
2003 – наст. время	***Некоммерческое партнёрство "Центр исследования проблем развития телекоммуникаций"***	***член совета Партнерства***
2005 - наст. время	***ЗАО "Енисейтелеком"***	***председатель совета директоров***
2005 - наст. время	***ЗАО "Байкалвестком"***	***председатель совета директоров***

Доля в уставном капитале эмитента: ***0,104***

Доля обыкновенных акций эмитента: ***0,137***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

9. Репин Игорь Николаевич

Год рождения: ***1966***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2002	*ОАО "Электросвязь" Владимирской области*	*член совета директоров*
2002 - 2002	*СРО НАУФОР, г. Москва*	*главный специалист Управления по защите прав инвесторов*
2001- 2002	*ОАО "Кубаньэнерго"*	*член совета директоров*
2002 - 2003	*Ассоциация по защите прав инвесторов*	*эксперт*
2002 - 2003	*ОАО "Ростовэнерго"*	*член совета директоров*
2002 - 2003	*ОАО "Пензаэнерго"*	*член совета директоров*
2002 - 2004	*ОАО "Черепетская ГРЭС"*	*член совета директоров*
2002 - 2006	*ОАО "Владимирэнерго"*	*член совета директоров*
2002 - 2006	*ОАО "Авиастар", г. Ульяновск*	*член совета директоров*
2002 - 2006	*ОАО "Дальсвязь"*	*член совета директоров*
2003 - 2003	*ОАО "Астраханьэнерго"*	*член совета директоров*
2003 - 2003	*ОАО "Омскэнерго"*	*член совета директоров*
2003 - 2005	*ОАО "Канаковская ГРЭС"*	*член совета директоров*
2003 - наст. время	*Ассоциация по защите прав инвесторов*	*зам. исполнительного директора*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2004 - 2006	*ОАО "Пензенская генерирующая компания"*	*член совета директоров*
2005 - 2006	*ОАО "Владимирская генерирующая компания"*	*член совета директоров*
2005 - 2006	*ОАО "Владимирэнергоремонт"*	*член совета директоров*
2005 - 2006	*ОАО "Пензаэнерго"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

10. Ситников Сергей Георгиевич
Год рождения: ***1949***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2005	***ГОУ ВПО "Сибирский государственный университет телекоммуникаций и информатик"***	***первый проректор***
2005 – наст. время	***ГОУ ВПО "Сибирский государственный университет телекоммуникаций и информатики"***	***ректор***
2006 – наст. время	***ОАО "Сибирьтелеком"***	***член совета директоров***

Доля в уставном капитале эмитента: ***0,0006***

Доля обыкновенных акций эмитента: ***0,0007***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

11. Статьин Владимир Анатольевич

Год рождения: ***1959***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - наст. время	***ОАО "Корпоративная финансово-инвестиционная компания"***	***заместитель генерального директора***
2002 - наст. время	***НП "Объединение по Защите Интересов Акционеров Предприятий и Организаций" (ОПИАК)***	***генеральный директор***
2002 - 2002	***ОАО "Гусевский ЛПХ"***	***член совета директоров***
2002 - 2002	***ОАО "Петушкиинтерлес"***	***член совета директоров***
2002 – 2002	***ОАО "Алтайтелеком"***	***член совета директоров***
2002 – 2002	***ОАО "Электросвязь" Ставропольского края***	***член совета директоров***
2002 – 2002	***ОАО "Электросвязь" Ульяновской области***	***член совета директоров***
2002 – 2002	***ОАО "Кировэлектросвязь"***	***член совета директоров***
2003 – 2004	***ОАО "Курганэнерго"***	***член совета директоров***

2003 - 2005	*ОАО "Смоленскэнерго"*	*член совета директоров*
2003 – 2006	*Российский институт директоров*	*руководитель Кадрового Центра*
2004 – 2005	*ОАО "Смоленская управляющая энергетическая компания"*	*член совета директоров*
2004 - 2005	*ОАО "Астраханская региональная генерирующая компания"*	*член совета директоров*
2004 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2004 - 2006	*ОАО "Смоленская энергоремонтная компания"*	*член совета директоров*
2005 - наст. время	*ОАО "Уралсвязьинформ"*	*член совета директоров*
2006 - наст. время	*ОАО "Дальсвязь"*	*член совета директоров*
2006 - наст. время	*ОАО "Электрокомплекс"*	*член совета директоров*

Доля в уставном капитале эмитента: ***0,0003***
Доля обыкновенных акций эмитента: ***0,0004***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

Члены коллегиального исполнительного органа (правления) эмитента:

Члены Правления:

1. Борзенко Иван Иванович
Год рождения: ***1951***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2003	*УФСБ РФ по Новосибирской области*	*заместитель начальника управления*
2003 - 2005	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – директор по безопасности и режиму секретности*
2004 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2005 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – директор по безопасности*

Доля в уставном капитале эмитента: ***0,00024***

Доля обыкновенных акций эмитента: ***0,00015***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

2. Гриб Анатолий Викторович
Год рождения: ***1961***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2002	***ОАО "Сибирьтелеком"***	***первый заместитель директора регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"***
2002 - 2003	***ОАО "Сибирьтелеком"***	***заместитель директора регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"***
2003 - 2004	***ОАО "Сибирьтелеком"***	***директор департамента технического развития***
2004 - 2005	***ОАО "Сибирьтелеком"***	***заместитель технического директора – директор департамента телекоммуникаций***
2005 - наст. время	***ОАО "Сибирьтелеком"***	***заместитель генерального директора – директор по корпоративному управлению и информационным технологиям***
2005 - наст. время	***ЗАО "Новоком"***	***член совета директоров***
2005 - наст. время	***ЗАО "ТелеРосс-Новосибирск"***	***член совета директоров***
2005 - наст. время	***ОАО "Сибирьтелеком"***	***член правления***
2006 - наст. время	***ОАО "Ринет"***	***председатель совета директоров***
2006 - наст. время	***ОАО "Связьинтек"***	***член совета директоров***
2006 - наст. время	***ЗАО "Коммуникационно-информационные технологии"***	***член совета директоров***

Доля в уставном капитале эмитента: ***0,00048***
Доля обыкновенных акций эмитента: ***0,000107***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

3. Дадыкин Иван Витальевич

Год рождения: ***1960***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2002	***ОАО "Цифровая сеть и телекоммуникационные системы Новосибирской области"***	***член совета директоров***
2002 - 2002	***ОАО "Электросвязь" Новосибирской области***	***директор по расчетно-сервисному обслуживанию***
2002 - 2002	***ОАО "Электросвязь" Республики Бурятия***	***член совета директоров***
2002 – 2004	***ЗАО "Новосибирская сотовая связь-450"***	***член совета директоров***
2002 - 2002	***ОАО "Сибирьтелеком"***	***директор по расчетно-сервисному обслуживанию - директор структурного подразделения Расчетно-сервисный центр***
2002 - 2005	***ОАО "Сибирьтелеком"***	***член правления***
2003 - 2004	***ОАО "Сибирьтелеком"***	***заместитель генерального директора – коммерческий директор***
2003 - 2004	***ОАО "Цифровая сеть и телекоммуникационные системы Новосибирской области"***	***член совета директоров***
2003 - 2004	***ЗАО "ЮССС"***	***член совета директоров***
2003 - 2005	***ЗАО "Новоком"***	***член совета директоров***
2003 - 2005	***ОАО "Ринет"***	***член совета директоров***
2003 - 2005	***ЗАО "Байкалвестком"***	***член совета директоров***
2003 - 2005	***ОАО "АК Мобилтелеком"***	***член совета директоров***
2004 – 2005	***ЗАО "Енисейтелеком"***	***член совета директоров***
2004 – 2005	***ЗАО "СТеК Джи Эс Эм"***	***член совета директоров***
2004 - 2005	***ЗАО "ТелеРосс-Новосибирск"***	***член совета директоров***

2004 - 2005	*ЗАО "ЧитаНЭТ"*	*член совета директоров*
2004 - 2006	*ЗАО "РТКомм-Сибирь"*	*генеральный директор*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*первый заместитель генерального директора*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член правления*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

4. Киричек Нина Ивановна
Год рождения: ***1948***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2002	*ОАО "Электросвязь" Омской области*	*член совета директоров*
2002 - 2007	*ОАО "Сибирьтелеком"*	*заместитель генерального директора - директор по управлению персоналом*
2002 - 2007	*ОАО "Сибирьтелеком"*	*член правления*

Доля в уставном капитале эмитента: ***0,0249***
Доля обыкновенных акций эмитента: ***0,0296***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекалась***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или

введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимала***

5. Никулин Анатолий Иванович

Год рождения: ***1950***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - наст. время	*ОАО КБ "Акцепт"*	*председатель совета директоров*
2002 - 2003	*ЗАО "Новоком"*	*член совета директоров*
2002 - 2004	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2002 - 2004	*ОАО "Ринет"*	*член совета директоров*
2002 – 2007	*ОАО "Сибирьтелеком"*	*генеральный директор, председатель правления*
2002 – наст. время	*ОАО "Сибирьтелеком"*	*заместитель председателя совета директоров*
2003 - 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2003 - 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 – наст. время	*Некоммерческое партнёрство "Центр исследования проблем развития телекоммуникаций"*	*член совета Партнерства*
2005 - наст. время	*ЗАО "Енисейтелеком"*	*председатель совета директоров*
2005 - наст. время	*ЗАО "Байкалвестком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: ***0,104***

Доля обыкновенных акций эмитента: ***0,137***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

6. Ноздрин Владимир Викторович

Год рождения: ***1950***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2002	*ОАО "Электросвязь" Красноярского края*	*член совета директоров*
2002 – 2002	*ОАО "Электросвязь" республики Хакасия*	*член совета директоров*

2002 – 2004	*ЗАО "Новоком"*	*член совета директоров*
2002 – 2004	*ЗАО "Сибирские сотовые системы-900"*	*член совета директоров*
2002 - 2006	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2002 – 2006	*ОАО "Ринет"*	*член совета директоров*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора - технический директор*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2003 – 2004	*ЗАО "Енисейтелеком"*	*член совета директоров*
2004 – 2005	*ЗАО "СТеК Джи Эс Эм"*	*член совета директоров*
2004 – 2005	*ОАО "Локтелеком"*	*член совета директоров*
2004 – 2006	*ЗАО "Ростелеграф"*	*член совета директоров*
2004 – наст. время	*ЗАО "АТС-32"*	*член совета директоров*
2004 – наст. время	*ЗАО "АТС-41"*	*член совета директоров*
2004 – наст. время	*ООО "Гипросвязь-Сибирь"*	*член совета директоров*

Доля в уставном капитале эмитента: ***0,0047***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***5,45 (ОАО "НГТС-Пэйдж")***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***5,45 (ОАО "НГТС-Пэйдж")***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

7. Хвощинская Галина Ивановна
Год рождения: ***1965***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2002	*ОАО "Алтайтелеком"*	*главный бухгалтер*
2002 - 2002	*ОАО "Алтайтелеком"*	*член правления*
2002 - 2002	*ОАО "Сибирьтелеком"*	*главный бухгалтер регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*главный бухгалтер, член правления*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*

Доля в уставном капитале эмитента: ***0,00008***
Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекалась***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимала***

8. Шаповалов Владимир Николаевич

Год рождения: ***1962***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - наст. время	***ЗАО "Байкалвестком"***	***генеральный директор***
2003 - наст. время	***ЗАО "Байкалвестком"***	***член правления***
2006 - наст. время	***ОАО "Сибирьтелеком"***	***заместитель генерального директора - директор по развитию бизнеса***
2006 - наст. время	***ОАО "Сибирьтелеком"***	***член правления***
2006 - наст. время	***ЗАО "АТС-32"***	***член совета директоров***

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

9. Шейфер Александр Андреевич

Год рождения: ***1952***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2003	*ОАО "Сибирьтелеком"*	*директор по финансам – главный бухгалтер*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора - директор по экономике и финансам*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2004 – 2005	*ЗАО "СТеК Джи Эс Эм"*	*член совета директоров*
2004 - 2006	*ЗАО "РусЛизингСвязь"*	*член совета директоров*
2004 - 2006	*ОАО "НГТС-ПЭЙДЖ"*	*член совета директоров*
2004 - наст. время	*ЗАО "Байкалвестком"*	*член совета директоров*
2004 - наст. время	*ЗАО "ТелеРосс-Новосибирск"*	*член совета директоров*
2004 - наст. время	*ОАО "Ринет"*	*член совета директоров*

Доля в уставном капитале эмитента: ***0,037***
Доля обыкновенных акций эмитента: ***0,048***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

Лицо, исполняющее функции единоличного исполнительного органа эмитента – генеральный директор:

Обязанности генерального директора с 04.03.2005г. по 05.03.2007г. исполнял
Никулин Анатолий Иванович
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - наст. время	*ОАО КБ "Акцепт"*	*председатель совета директоров*
2002 - 2003	*ЗАО "Новоком"*	*член совета директоров*
2002 - 2004	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2002 - 2004	*ОАО "Ринет"*	*член совета директоров*
2002 – 2007	*ОАО "Сибирьтелеком"*	*генеральный директор, председатель правления*
2002 – наст. время	*ОАО "Сибирьтелеком"*	*заместитель председателя*

		совета директоров
2003 - 2005	***ЗАО "Енисейтелеком"***	***член совета директоров***
2003 - 2005	***ЗАО "Байкалвестком"***	***член совета директоров***
2003 – наст. время	***Некоммерческое партнёрство "Центр исследования проблем развития телекоммуникаций"***	***член совета Партнерства***
2005 - наст. время	***ЗАО "Енисейтелеком"***	***председатель совета директоров***
2005 - наст. время	***ЗАО "Байкалвестком"***	***председатель совета директоров***

Доля в уставном капитале эмитента: ***0,104***
Доля обыкновенных акций эмитента: ***0,137***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

5.3. Сведения о размере вознаграждения, льгот и/или компенсации расходов по каждому органу управления эмитента.

Суммарный размер вознаграждений, выплаченных членам Совета директоров общества в 2006 финансовом году.

Заработная плата (руб.)	***5 731 821,91***
Премии (руб.)	***2 908 744,74***
Комиссионные (руб.)	-
Иные имущественные предоставления (руб.):	
материальная помощь:	***200 000,00***
возмещение расходов:	***50 061, 00***
Вознаграждение (руб.)	***22 453 372,00***
Всего (руб.):	***31 344 029,65***

Сведения о существующих соглашениях относительно таких выплат в 2007 финансовом году:
Сведения о размере вознаграждения, льгот и/или компенсации расходов для членов Совета директоров Общества приведены в «Положении о Совете директоров ОАО «Сибирьтелеком». В соответствии с данным Положением:
Годовое вознаграждение для всего состава Совета директоров Общества устанавливается как сумма отчислений в соответствии с нормативами (процентами):
- процент от EBITDA Общества по данным бухгалтерской отчетности по МСФО за отчетный год;

- от суммы чистой прибыли Общества, по итогам отчетного года направляемой на выплату дивидендов.
Годовое вознаграждение распределяется между всеми членами Совета директоров равными долями.
Годовое вознаграждение члена Совета директоров уменьшается на 50% в случае его участия менее чем в половине всех проведенных за время срока его полномочий заседаний Совета директоров.
Размер годового вознаграждения за 2007 год будет определен на годовом собрании акционеров ОАО «Сибирьтелеком» 25.06.2007г.
Ежеквартальное вознаграждение каждому члену Совета директоров устанавливается в размере 200 000 руб.
Председателю Совета директоров вознаграждение устанавливается с коэффициентом 1,5.
Ежеквартальное вознаграждение члена Совета директоров уменьшается на:
30% - в случае его присутствия менее чем на половине заседаний Совета директоров, проведенных в форме совместного присутствия;
100% - при его участии менее чем в половине всех проведенных заседаний Совета директоров.

Размер вознаграждения по итогам работы за 2006 год, определенный (утвержденный) уполномоченным органом управления: ***по состоянию на 31.03.2007г. размер вознаграждения членам совета директоров за 2006 год определен не был***

Размер определенного, но фактически не выплаченного вознаграждения: ***0***

Суммарный размер вознаграждений, выплаченных членам Правления общества в 2006 финансовом году.

Заработная плата (руб.)	***18 839 882,09***
Премии (руб.)	***13 869 202,79***
Комиссионные (руб.)	-
Иные имущественные предоставления (руб.):	
материальная помощь:	***1 096 000,00***
возмещение расходов:	-
Вознаграждение (руб.)	***5 837 283,00***
Всего (руб.):	***39 642 367,88***

Сведения о существующих соглашениях относительно таких выплат в 2007 финансовом году:
В соответствии с изменениями и дополнениями в Положение о Правлении ОАО «Сибирьтелеком», утвержденными на годовом общем собрании акционеров (протокол № 1 от 18.06.2004г.) размер и порядок определения вознаграждения, а также распределение его между членами Правления определяется решением Совета директоров Общества.

Размер вознаграждения по итогам работы за 2006 год, определенный (утвержденный) уполномоченным органом управления: ***по состоянию на 31.03.2007г. размер вознаграждения членам Правления за 2006 год определен не был***

Размер определенного, но фактически не выплаченного вознаграждения: ***0***

Сумма вознаграждения Никулина А.И., входившего в 2006 году одновременно в состав Совета директоров и Правления Общества, учтена в информации о размере вознаграждения членов Совета директоров в части, начисленной за работу в Совете директоров, и в информации о размере вознаграждения членов Правления Общества в оставшейся части. Размер заработной платы учтен в информации о размере вознаграждения членов Совета директоров.

5.4. Сведения о структуре и компетенции органов контроля за финансово-хозяйственной деятельностью эмитента.

В соответствии со ст. 17 Устава ОАО "Сибирьтелеком" контроль за финансово-хозяйственной деятельностью Общества осуществляют следующие органы контроля:

- ***Ревизионная комиссия Общества (орган, избираемый на годовом собрании акционеров в количестве 5 человек);***
- ***Департамент внутреннего аудита Общества.***

В компетенцию Ревизионной комиссии входит:

- ***проверка достоверности данных, содержащихся в отчетах и иных финансовых документах Общества;***
- ***выявление фактов нарушения установленных правовыми актами Российской Федерации порядка ведения бухгалтерского учета и представления финансовой отчетности;***
- ***проверка соблюдения правовых норм при исчислении и уплате налогов;***
- ***выявление фактов нарушения правовых актов Российской Федерации, в соответствии с которыми Общество осуществляет финансово-хозяйственную деятельность;***
- ***оценка экономической целесообразности финансово-хозяйственных операций Общества.***

Для обеспечения постоянного внутреннего контроля за порядком осуществления всех хозяйственных операций в Обществе создано специальное, не зависимое от исполнительных органов Общества, структурное подразделение – Департамент внутреннего аудита, деятельность которого контролируется непосредственно Советом директоров Общества.
В соответствии со ст. 17.3 Устава Общества, функции Департамента внутреннего аудита, порядок его деятельности, порядок назначения работников, предъявляемые к ним требования определены Положением о Департаменте внутреннего аудита, утвержденным решением Совета директоров Общества от 03 апреля 2003 года.

Задачами департамента внутреннего аудита являются:

- ***периодический контроль за соответствием совершенных в Обществе, его филиалах и структурных подразделениях финансовых и хозяйственных операций интересам Общества, защита активов Общества;***
- ***независимая оценка и анализ финансового состояния Общества в целом, его филиалов и структурных подразделений;***
- ***периодический контроль за выполнением Обществом, его филиалами и структурными подразделениями законодательных и других нормативных актов (включая внутренние положения), регулирующих их деятельность, а также решений Общего собрания акционеров Общества, Совета директоров Общества, единоличного и коллегиального исполнительных органов Общества;***
- ***проверка эффективности системы внутреннего контроля, контроль за движением денежных средств, за сделками, в совершении которых имеется заинтересованность, подтверждение достоверности бухгалтерской отчетности и оперативной информации Общества, его филиалов и структурных подразделений;***
- ***консультирование по вопросам финансового и налогового законодательства;***
- ***взаимодействие с внешними аудиторами, представителями налоговых и других контролирующих органов.***

Общая организация работы департамента внутреннего аудита в Обществе возлагается на директора департамента внутреннего аудита.
Директор департамента внутреннего аудита назначается на должность и освобождается от должности Генеральным директором по согласованию с Советом директоров Общества.
Директор департамента внутреннего аудита действует в соответствии с заключенным с ним договором; по вопросам, связанным с осуществлением внутреннего аудита, подчиняется непосредственно Совету директоров Общества.

Сотрудники департамента внутреннего аудита, в своей профессиональной деятельности являются независимыми от исполнительных органов Общества и руководства тех филиалов и структурных подразделений, работа которых подвергается проверке, и должны руководствоваться только Конституцией Российской Федерации, положениями федеральных законов и других законодательных актов Российской Федерации, нормативных актов Общества по соответствующим направлениям деятельности Общества.

Департамент внутреннего аудита выполняет свою работу на основе годовых планов, утверждаемых Советом директоров Общества по представлению директора департамента внутреннего аудита.
Взаимодействие службы внутреннего аудита и внешнего аудитора осуществляется в соответствии со стандартами аудиторской деятельности, утвержденными Правительством РФ.

Сведения о наличии внутреннего документа эмитента, устанавливающего правила по предотвращению использования служебной (инсайдерской) информации:
Положение о порядке использования информации о деятельности ОАО «Сибирьтелеком», о его ценных бумагах и сделках с ними, которая не является общедоступной и неправомерное использование или разглашение которой может оказать существенное влияние на рыночную стоимость ценных бумаг ОАО «Сибирьтелеком» утверждено решением Совета директоров ОАО «Сибирьтелеком» (протокол № 30 от 16.06.2005г.). Текст данного Положение размещен на сайте эмитента по адресу http://www.sibirtelecom.ru/company/docs/pol_inside2005.rtf.

5.5. Информация о лицах, входящих в состав органов контроля за финансово-хозяйственной деятельностью эмитента.

Персональный состав ревизионной комиссии:

1. Воробьева Наталья Сергеевна
Год рождения: ***1973***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2005	*ОАО "Московская городская телефонная сеть"*	*начальник отдела управления экономики и финансов*
2005 – наст. время	*ОАО "Связьинвест"*	*начальник отдела департамента экономической и тарифной политики*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекалась***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимала***

2. Королева Ольга Григорьевна
Год рождения: *1950*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2003	*ОАО "Связьинвест"*	*начальник отдела департамента бухгалтерского учета*
2003 – 2005	*ОАО "Связьинвест"*	*заместитель главного бухгалтера*
2005 – наст. время	*ОАО "Связьинвест"*	*главный бухгалтер*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*председатель ревизионной комиссии*
2006 – наст. время	*ОАО "Уралсвязьинформ"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекалась***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимала***

3. Сельвич Елена Петровна
Год рождения: *1968*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 - 2003	*ЗАО "Бест Керамикс"*	*заместитель генерального директора по экономике и финансам*
2003 – 2005	*ЗАО "Петербург Транзит Телеком"*	*финансовый директор*
2005 – 2006	*ОАО "Связьинвест"*	*директор департамента финансов*
2005 – 2006	*ОАО "Уралсвязьинформ"*	*член правления*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член ревизионной комиссии*
2006 – наст. время	*ОАО "Ростелеком"*	*член совета директоров*
2006 – наст. время	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2006 – наст. время	*ОАО "ЦентрТелеком"*	*член совета директоров*
2006 – наст. время	*ОАО "Связьинвест"*	*исполнительный директор - директор департамента экономики и финансов*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекалась***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимала***

4. Чарковский Вячеслав Юрьевич
Год рождения: ***1973***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2003	***ЗАО "БДО ЮниконРУФ"***	***ведущий эксперт***
2003 – наст. время	***ОАО "Связьинвест"***	***главный специалист департамента бухгалтерского учета***
2005 – наст. время	***ОАО "Сибирьтелеком"***	***член ревизионной комиссии***

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекался***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимал***

Департамент внутреннего аудита.

1. ***Гроза Светлана Анатольевна***
Год рождения: ***1969***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2003	***ОАО "Электросвязь" Новосибирской области***	***начальник отдела внутреннего аудита и контроля***
2003 - наст. время	***ОАО "Сибирьтелеком"***	***директор департамента внутреннего аудита***
2004 – 2005	***ОАО "Сибирьтелеком"***	***член ревизионной комиссии***
2004 – 2006	***ОАО "АК Мобилтелеком"***	***член ревизионной комиссии***
2004 – наст. время	***ЗАО "Байкалвестком"***	***член ревизионной комиссии***
2004 – наст. время	***ЗАО "Енисейтелеком"***	***член ревизионной комиссии***
2005 – наст. время	***ЗАО "Чита НЭТ"***	***член ревизионной комиссии***
2005 – наст. время	***ООО "Гипросвязь-Сибирь"***	***член ревизионной комиссии***

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекалась***

Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимала***

2. ***Пушкина Татьяна Николаевна***

Год рождения: ***1952***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2002 – 2003	***ОАО "Электросвязь" Новосибирской области***	***ведущий специалист отдела внутреннего аудита и контроля***
2003 – 2005	***ОАО "Сибирьтелеком"***	***начальник отдела контроля и анализа отчетов департамента внутреннего аудита***
2004 – наст. время	***ЗАО "Стек Джи Эс Эм"***	***член ревизионной комиссии***
2005 – 2006	***ЗАО "Чита НЭТ"***	***член ревизионной комиссии***
2005 – наст. время	***ОАО "Сибирьтелеком"***	***начальник отдела внутреннего контроля***
2006– наст. время	***ОАО "АК Мобилтелеком"***	***член ревизионной комиссии***

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*
Сведения о привлечении такого лица к административной ответственности за правонарушения в области финансов, налогов и сборов, рынка ценных бумаг или уголовной ответственности (наличии судимости) за преступления в сфере экономики или за преступления против государственной власти: ***к административной или уголовной ответственности не привлекалась***
Сведения о занятии таким лицом должностей в органах управления коммерческих организаций в период, когда в отношении указанных организаций было возбуждено дело о банкротстве и/или введена одна из процедур банкротства, предусмотренных законодательством Российской Федерации о несостоятельности (банкротстве): ***должности в таких организациях не занимала***

5.6. Сведения о размере вознаграждения, льгот и/или компенсации расходов по органу контроля за финансово-хозяйственной деятельностью эмитента.

Суммарный размер вознаграждений, выплаченных членам ревизионной комиссии общества за 2006 финансовый год.

Заработная плата (руб.)	-
Премии (руб.)	-
Комиссионные (руб.)	-
Иные выплаты (руб.)	-
Вознаграждение (руб.)	***3 675 000,00***
Всего (руб.):	***3 675 000,00***

Сведения о существующих соглашениях относительно таких выплат в 2007 финансовом году:

В соответствии с Положением о Ревизионной комиссии ОАО «Сибирьтелеком» членам Ревизионной комиссии в период исполнения ими своих обязанностей выплачивается ежеквартальное вознаграждение в размере 150 000 руб. каждому. Председателю Ревизионной комиссии ежеквартальное вознаграждение устанавливается с коэффициентом 1,3.

Вознаграждение лиц, входящих в состав департамента внутреннего аудита, выплачивается в соответствии со штатным расписанием и положением о премировании.

Размер вознаграждения по итогам работы за 2006 год, определенный (утвержденный) уполномоченным органом управления: ***по состоянию на 31.03.2007г. размер вознаграждения членам ревизионной комиссии за 2006 год определен не был***

Размер определенного, но фактически не выплаченного вознаграждения: ***0***

5.7. Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента.

Среднесписочная численность работников (сотрудников) эмитента, включая работников (сотрудников), работающих в его филиалах и представительствах, а также размер отчислений на

заработную плату и социальное обеспечение за последний завершенный финансовый год и 1 квартал 2007г.:

Наименование показателей	За 2006 г.	За 1 квартал 2007г.
Среднесписочная численность работников	39 073	36 181
Доля сотрудников эмитента, имеющих высшее профессиональное образование, %	28,4%	28,9%
Объем денежных средств, направленных на оплату труда, тыс. руб.	6 930 516	2 184 265,5
Объем денежных средств, направленных на социальное обеспечение, тыс. руб.	415 969	78 274,9
Общий объем израсходованных денежных средств, тыс. руб.	7 346 485	2 262 540,4

За рассматриваемый период существенного для эмитента изменения численности сотрудников (работников) не произошло.

В состав сотрудников (работников) Эмитента не входят сотрудники, оказывающие существенное влияние на финансово-хозяйственную деятельность Эмитента (ключевые сотрудники).

Сотрудники Эмитента являются членами территориальных организаций Общероссийского профсоюза работников связи Сибирского федерального округа.

5.8. Сведения о любых обязательствах эмитента перед сотрудниками (работниками), касающихся возможности их участия в уставном (складочном) капитале (паевом фонде) эмитента.

Сведения о соглашениях или обязательствах эмитента, касающиеся возможности участия сотрудников (работников) эмитента в его уставном капитале: ***не имеет место.***

Сведения о предоставлении или возможности предоставления сотрудникам (работникам) эмитента опционов эмитента: ***не имеет место.***

VI. Сведения об участниках (акционерах) эмитента и о совершенных эмитентом сделках, в совершении которых имелась заинтересованность

6.1. Сведения об общем количестве акционеров (участников) эмитента.

По состоянию на 31.03.2007г.:
Общее количество акционеров (участников): *18 046*
Общее количество номинальных держателей акций эмитента: *30*

6.2. Сведения об участниках (акционерах) эмитента, владеющих не менее чем 5 процентами его уставного капитала или не менее чем 5 процентами его обыкновенных акций, а также сведения об участниках (акционерах) таких лиц, владеющих не менее чем 20 процентами уставного капитала или не менее чем 20 процентами их обыкновенных акций.

По состоянию на 31.03.2007г.:
Акционеры эмитента, владеющие не менее чем 5 процентами уставного капитала эмитента или не менее чем 5 процентами обыкновенных акций эмитента:

1. Полное фирменное наименование: ***открытое акционерное общество "Инвестиционная компания связи"***
Сокращенное фирменное наименование: ***ОАО "Связьинвест"***
ИНН: ***7710158355***
Место нахождения: ***119121 г. Москва, ул. Плющиха, д.55 стр.2***
Доля в уставном капитале эмитента: ***38,23 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***50,67 %***
Акционеры, владеющие не менее чем 20 процентами уставного капитала данного лица или не менее чем 20 процентами его обыкновенных акций:

1.1. Полное фирменное наименование: ***общество с ограниченной ответственностью "Дойче Банк" (номинальный держатель)***
Сокращенное наименование: ***ООО "Дойче Банк"***
ИНН: ***7702216772***
Место нахождения: ***Россия, 129090, г. Москва, ул. Щепкина, д. 4***
Доля в уставном капитале акционера эмитента: ***25 % + 1 акция***
Доля обыкновенных акций акционера эмитента: ***25 % + 1 акция***
Доля в уставном капитале эмитента: ***0,12 %***
Доля обыкновенных акций эмитента: ***0,15 %***

1.2. Наименование: ***Российская Федерация в лице Федерального агентства по управлению федеральным имуществом***
Сокращенное наименование: ***Росимущество***
ИНН: ***7710542402***
Место нахождения: ***Россия, г. Москва, Никольский пер, д.9***
Доля в уставном капитале акционера эмитента: ***75 % - 1 акция***
Доля обыкновенных акций акционера эмитента: ***75 % - 1 акция***
Доля в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента: ***0 %***

Номинальные держатели, владеющие не менее чем 5 процентами уставного капитала Эмитента или не менее чем 5 процентами обыкновенных акций Эмитента:

1. Полное фирменное наименование: *закрытое акционерное общество "Депозитарно-клиринговая компания" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО "ДКК"*
ИНН: *7710021150*
Место нахождения: *115162, г. Москва, ул. Шаболовка, д. 31, стр. Б*
Доля в уставном капитале эмитента: *9,63 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *5,7%*

2. Полное фирменное наименование: *закрытое акционерное общество "ИНГ БАНК (Евразия)" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО "ИНГ БАНК (Евразия)* "
ИНН: *7712014310*
Место нахождения: *г. Москва, ул. Красная Пресня, д.31*
Доля в уставном капитале эмитента: *17,47 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *20,67%*

3. Полное фирменное наименование: *закрытое акционерное общество "Ю БИ ЭС НОМИНИЗ" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО "Ю БИ ЭС НОМИНИЗ"*
ИНН: *7711080038*
Место нахождения: *115054, г. Москва, Павелецкая площадь, д. 2, стр. 2*
Доля в уставном капитале эмитента: *6,22% (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *2,35 %*

4. Полное фирменное наименование: *некоммерческое партнерство "Национальный депозитарный центр" (номинальный держатель)*
Сокращенное фирменное наименование: *НП "НДЦ"*
ИНН: *7706131216*
Место нахождения: *125009, г. Москва, Средний Кисловский пер. д.1/13, стр. 4*
Доля в уставном капитале эмитента: *10,76 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *8,08 %*

6.3. Сведения о доле участия государства или муниципального образования в уставном капитале эмитента, наличии специального права ("золотой акции").

Вид собственности: *федеральная собственность*
Доля: *0,00024%*
Управляющий пакетом: *Федеральное государственное унитарное предприятие «Российский государственный концерн по производству электрической и тепловой энергии на атомных станциях» (концерн «Роэнергоатом»)*
Место нахождения: *109507, г. Москва, ул. Ферганская, д. 25*

Доля уставного капитала эмитента, находящаяся в государственной (субъектов Российской Федерации), муниципальной собственности:
Вид собственности: *субъектов РФ*
Доля: *0,00007%*
Управляющий пакетом: *Департамент по управлению государственной собственностью Томской области*
Место нахождения: *634041, г. Томск, пр. Кирова, д. 51*

Вид собственности: *муниципальная*
Доля: *0,00015%*
Управляющий пакетом: *Департамент земельных и имущественных отношений г. Новосибирска*
Место нахождения: *630099, г. Новосибирск, ул. Красный проспект, д. 34*

Вид собственности: *субъектов РФ*

Доля: *0,000001%*
Управляющий пакетом: ***Комитет по управлению государственным имуществом Новосибирской области***
Место нахождения: ***630011, г. Новосибирск, ул. Красный проспект, д. 18***

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом ("золотой акции"): ***не предусмотрено.***

6.4. Сведения об ограничениях на участие в уставном (складочном) капитале (паевом фонде) эмитента.

Уставом Общества не предусмотрено ограничений на участие в уставном капитале Общества.

6.5. Сведения об изменениях в составе и размере участия акционеров (участников) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций.

Лица, зарегистрированные в реестре общества и владевшие не менее чем 5 процентами уставного капитала или не менее чем 5 процентами обыкновенных акций общества:
Составы акционеров эмитента, владевших не менее чем 5 процентами уставного капитала эмитента, определенные на дату составления списка лиц, имевших право на участие в каждом общем собрании акционеров эмитента, проведенном за 5 последних завершенных финансовых лет, а также за последний отчетный квартал, по данным списка лиц, имевших право на участие в каждом из таких собраний.

2002 год:
Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***19.04.2002 г.:***

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

2003 год:
Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - ***25.12.2002 г.:***

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - ***29.12.2002 г.:***

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***30.04.2003 г.:***

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи”, ОАО “Связьинвест”	38,23	50,67
2.	STOTTER LIMITED STOTTER LTD.	5,03	3,53

2004 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***30.04.2004 г.*****:**

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи”, ОАО “Связьинвест”	38,23	50,67
2.	JP MORGAN CHASE BANK	7,47	9,91

2005 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***05.05.2005 г.*****:**

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи”, ОАО “Связьинвест”	38,23	50,67
2.	JP MORGAN CHASE BANK	9,12	12,088

2006 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании – **01.05.2006*г.*:**

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи”, ОАО “Связьинвест”	38,23	50,67
2.	JP MORGAN CHASE BANK	10,48	13,89

6.6. Сведения о совершенных эмитентом сделках, в совершении которых имелась заинтересованность.

Наименование показателя	1 квартал 2007г.
Общее количество и общий объем в денежном выражении совершенных эмитентом за отчетный период сделок, в совершении которых имелась заинтересованность и которые требовали одобрения уполномоченным органом управления эмитента, штук/руб.	6 / 32 014 019
Количество и объем в денежном выражении совершенных эмитентом за отчетный период сделок, в совершении которых имелась заинтересованность и которые были одобрены общим собранием участников (акционеров) эмитента, штук/руб.	0 / 0
Количество и объем в денежном выражении совершенных эмитентом за отчетный период сделок, в совершении которых имелась заинтересованность и которые были одобрены советом директоров (наблюдательным советом эмитента), штук/руб.	6 / 32 014 019

Наименование показателя	1 квартал 2007г.
Количество и объем в денежном выражении совершенных эмитентом за отчетный период сделок, в совершении которых имелась заинтересованность и которые требовали одобрения, но не были одобрены уполномоченным органом управления эмитента, штук/руб.	0/0

Сделок (групп взаимосвязанных сделок), цена каждой из которых составляет 5 и более процентов балансовой стоимости активов Эмитента, определенной по данным бухгалтерской отчетности на последнюю отчетную дату перед совершением сделки, совершенной Эмитентом за 1 квартал 2007 года, у Эмитента *не было.*

Общий объем в денежном выражении сделок, в совершении которых имелась заинтересованность, совершенных эмитентом за 1 квартал 2007г.: ***32 014 019 руб.***

6.7. Сведения о размере дебиторской задолженности.

Структура дебиторской задолженности эмитента с указанием срока исполнения обязательств за последний завершенный финансовый год и 1 квартал 2007г.:

на 31.12.2006г.:

Вид дебиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
Дебиторская задолженность покупателей и заказчиков, тыс. руб.	2 006 414	2 954
в том числе просроченная, тыс. руб.	191 547	-
Дебиторская задолженность по векселям к получению, тыс. руб.	8 842	-
в том числе просроченная, тыс. руб.	-	-
Дебиторская задолженность участников (учредителей) по взносам в уставный капитал, тыс. руб.	-	-
в том числе просроченная, тыс. руб.	-	-
Дебиторская задолженность по авансам выданным, тыс. руб.	312 266	-
в том числе просроченная, тыс. руб.	3 377	-
Прочая дебиторская задолженность, тыс. руб.	517 758	88 229
0в том числе просроченная, тыс. руб.	-	-
Итого, тыс. руб.	2 845 280	91 183
в том числе итого просроченная, тыс. руб.	194 925	-

на 31.03.2007г.:

Вид дебиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
Дебиторская задолженность покупателей и заказчиков, тыс. руб.	2 744 026	3 236
в том числе просроченная, тыс. руб.	307 516	-
Дебиторская задолженность по векселям к получению, тыс. руб.	8 659	-
в том числе просроченная, тыс. руб.	-	-
Дебиторская задолженность участников (учредителей) по взносам в уставный капитал, тыс. руб.	-	-
в том числе просроченная, тыс. руб.	-	-
Дебиторская задолженность по авансам выданным, тыс. руб.	346 318	-
в том числе просроченная, тыс. руб.	8 857	-
Прочая дебиторская задолженность, тыс. руб.	497 993	86 774
0в том числе просроченная, тыс. руб.	1 017	-
Итого, тыс. руб.	3 596 996	90 010
в том числе итого просроченная, тыс. руб.	317 390	-

Сведения о дебиторах, на долю которых приходится не менее 10 процентов от общей суммы дебиторской задолженности:
Полное фирменное наименование: ***Открытое акционерное общество "Ростелеком"***
Сокращенное фирменное наименование: ***ОАО "Ростелеком"***

Место нахождение: ***191002, г. Санкт-Петербург, ул. Достоевского, д. 15***
Сумма дебиторской задолженности: ***528 933 тыс. руб.***
Размер и условия просроченной дебиторской задолженности: ***не имеет места***
Дебитор является аффилированным лицом: ***Акционерное общество входит в одну группу лиц с эмитентом***
Доля участия эмитента в уставном капитале аффилированного лица: ***нет***
Доля обыкновенных акций аффилированного лица, принадлежащих эмитенту: ***нет***
Доля участия аффилированного лица в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента, принадлежащих аффилированному лицу: ***нет***

VII. Бухгалтерская отчетность эмитента и иная финансовая информация.

7.1. Годовая бухгалтерская отчетность эмитента.

а) В состав годовой бухгалтерской отчетности Эмитента, прилагаемой к настоящему ежеквартальному отчету входит годовая бухгалтерская отчетность Эмитента за 2006 год (Приложение № 1), составленная в соответствии с требованиями законодательства Российской Федерации и состоящая из учетной политики, формы № 1 по ОКУД «бухгалтерский баланс», формы № 2 по ОКУД «отчет о прибылях и убытках», формы № 3 по ОКУД «отчет об изменениях капитала», формы № 4 по ОКУД «отчет о движении денежных средств», формы № 5 по ОКУД «приложения к бухгалтерскому балансу» и пояснительной записки, с приложенным заключением аудитора в отношении указанной бухгалтерской отчетности.

б) Годовая финансовая отчетность составленная в формате с Международными стандартами финансовой отчетности за 2006 год, будет подготовлена с учетом аудиторского заключения в июне 2007 года.

7.2. Квартальная бухгалтерская отчетность эмитента за последний завершенный отчетный квартал.

а) В состав квартальной бухгалтерской отчетности Эмитента, прилагаемой к настоящему ежеквартальному отчету входит бухгалтерская отчетность Эмитента за 1 квартал 2007г, составленная в соответствии с требованиями законодательства Российской Федерации и состоящая из формы № 1 по ОКУД «Бухгалтерский баланс» и формы № 2 по ОКУД «Отчет о прибылях и убытках» (Приложение № 2).

б) У эмитента отсутствует финансовая отчетность за 1 квартал 2007 года, составленная в соответствии с международными стандартами финансовой отчетности.

7.3. Сводная бухгалтерская отчетность эмитента за последний завершенный финансовый год.

В ежеквартальном отчете за 1 квартал 2007 года данная информация не предоставляется.

7.4. Сведения об учетной политике эмитента.

Учетная политика ОАО «Сибирьтелеком» на 2007 год, утвержденная приказом № 521 от 27.12.2006г., представлена в Приложении № 3.

7.5. Сведения об общей сумме экспорта, а также о доле, которую составляет экспорт в общем объеме продаж.

Эмитент не осуществляет экспорт продукции (товаров, работ, услуг).

7.6. Сведения о стоимости недвижимого имущества эмитента и существенных изменениях, произошедших в составе имущества эмитента после даты окончания последнего завершенного финансового года.

Общая стоимость недвижимого имущества на 31.03.2007г. – *2 170 617 817,07 руб.*

Величина начисленной амортизации на 31.03.2007г. – *637 728 602,01 руб.*

Изменения в составе недвижимого имущества Эмитента

Значительных изменений в составе недвижимого имущества Эмитента в течение 12 месяцев до даты окончания отчетного квартала не было.

Сведения о любых приобретениях или выбытии по любым основаниям любого иного имущества эмитента, если балансовая стоимость такого имущества превышает 5 процентов балансовой стоимости активов эмитента, а также сведения о любых иных существенных для эмитента изменениях, произошедших в составе иного имущества эмитента после даты окончания последнего завершенного финансового года до даты окончания отчетного квартала: ***не было.***

7.7. Сведения об участии эмитента в судебных процессах в случае, если такое участие может существенно отразиться на финансово - хозяйственной деятельности эмитента.

Сведения об участии эмитента в судебных процессах (с указанием наложенных на эмитента судебным органом санкциях) в случае, если такое участие может существенно отразиться на финансово-хозяйственной деятельности эмитента, в течение трех лет, предшествующих дате окончания отчетного квартала:

1. ***Судебный процесс по иску Потапкиной Е.П. к ОАО «Сибирьтелеком» о компенсации морального вреда в сумме 1 500 000 руб. В удовлетворении исковых требований отказано полностью. Данное решение обжаловано истцом в кассационном порядке в Верховный суд Республики Хакасия. Определением суда кассационной инстанции от 30 мая 2006г. решение суда первой инстанции оставлено без изменения. (Хакасский филиал).***
2. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Торговый дом «Русский профиль плюс» о взыскании задолженности за проданное имущество на сумму 2 225 959 руб. Судебное заседание назначено на 20.04.2007 г. (Хакасский филиал).***
3. ***Судебный процесс по иску Прокурора республики Хакасия к ОАО «Сибирьтелеком» и Государственному комитету Республики Хакасия по управлению государственным имуществом о признании недействительной сделки приватизации, балансовая стоимость здания 4 757 818, 94 руб., гаража 89 073 руб. Судебное заседание назначено на 20.04.2007г. (Хакасский филиал).***
4. ***Судебный процесс по иску ОАО «Сибирьтелеком» к Алтайскому краю в лице администрации Алтайского края и муниципальному образованию г. Барнаула в лице администрации г. Барнаула о возмещении недополученных доходов в связи с предоставлением льгот на сумму 6 371 754, 34 руб. Исковые требования были уменьшены до 5 825 403, 53 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. Апелляционной инстанцией решение оставлено без изменений. Кассационной инстанцией дело направлено на новое рассмотрение. 03.10.2006 г. судом вынесено решение о частичном удовлетворении исковых требований истца на сумму 4 825 890, 90 руб. Апелляционной инстанцией от 21.12.2006г. решение оставлено в силе Постановлением кассационной инстанции от 20.03.2007г. решение и постановление апелляционной инстанции отменено, дело направлено на новое рассмотрение. (Алтайский филиал).***
5. ***Судебный процесс по иску ОАО «Барнаульская горэлектросеть» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения в сумме 1 518 372 руб. Судом вынесено решение об удовлетворении исковых требований в полном объёме. Апелляционной инстанцией решение оставлено без изменений. Постановлением кассационной инстанции от 05.09.2006г. решение суда отменено и направлено на новое рассмотрение. Рассмотрение, назначенное на 09.01.2007г., отложено в связи с назначением экспертизы. (Алтайский филиал).***
6. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Диалог-Сибирь Барнаул» о взыскании задолженности в сумме 1 811 915, 91 руб. Судебное заседание назначено на 19.04.2007г. (Алтайский филиал).***
7. ***Судебный процесс по иску Кузнецовой В.М. к ОАО «Сибирьтелеком» о восстановлении на работе, взыскании денежных средств за период вынужденного прогула и компенсации морального вреда на сумму 1 579 949 руб. Решением суда от 27.03.2007 г. в удовлетворении исковых требований отказано. (Алтайский филиал).***

8. Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о восстановлении на работе, взыскании среднемесячного заработка за время вынужденного прогула и компенсации морального вреда в сумме 1 000 000 руб. Судебное заседание назначено на 26.04.2007г. (Красноярский филиал).
9. Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о снятии дисциплинарного взыскания, выплате премии и компенсации морального вреда в сумме 1 013 690 руб. На рассмотрении. (Красноярский филиал).
10. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 713 950, 00 руб. 05.07.2006г. исковые требования удовлетворены в полном объеме. Постановлением апелляционной инстанции от 13.09.2006г. решение оставлено без изменения. (Красноярский филиал).
11. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 285 462, 50 руб. Решением суда от 23.10.2006г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).
12. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 285 462, 50 руб. Решением суда от 26.12.2006г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).
13. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 456 669, 27 руб. Решением суда от 21.11.2006г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).
14. Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 6 314 420 руб. Решением суда от 26.09.2006г. исковые требования удовлетворены. Апелляционной инстанцией от 07.12.2006г. решение оставлено в силе. Постановлением кассационной инстанции от 15.03.2007г. дело направлено на новое рассмотрение. (Красноярский филиал).
15. Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за услуги присоединения на сумму 2 646 166, 47 руб. Судебное заседание назначено на 17.04.2007г. (Красноярский филиал).
16. Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 14 481 991, 64 руб. Судебное заседание назначено на 04.05.2007 г. (Красноярский филиал).
17. Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Фирма ЦТО Квант» о взыскании задолженности на сумму 2 065 439, 52 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. 09.06.2006г. апелляционной инстанцией решение суда первой инстанции отменено, исковые требования удовлетворены в полном объеме. (Красноярский филиал).
18. Судебный процесс по иску ОАО «Сибирьтелеком» к ФГУП «Главный центр специальной связи» о взыскании неосновательного обогащения и процентов за пользование чужими средствами в размере 2 747 033, 6 руб. Определением от 29.08.2006г. производство по делу приостановлено. Постановлением апелляционной инстанции от 07.11.2006г. определение о приостановлении отменено. Рассмотрение назначено на 17.01.2007г. Постановлением кассационной инстанции от 13.02.2007г. дело направлено на новое рассмотрение. Рассмотрение назначено на 18.04.2007г. (Иркутский филиал).
19. Судебный процесс по иску ОАО «Сибирьтелеком» к ГУ по ГО и ЧС по Иркутской области о взыскании долга по договору в размере 8 573 139 руб. Решением суда от 03.11.2005г. иск удовлетворен. 03.03.2006г. исполнительный лист из Кировского ОФССП г. Иркутска вернулся без исполнения, в связи с невозможностью взыскания. Заявлен иск к РФ в лице Министерства финансов в порядке привлечения к субсидиарной ответственности. Рассмотрение назначено на 05.10.2006г. Решением суда исковые требования удовлетворены. Постановлением суда апелляционной инстанции от 19.12.2006г. решение оставлено без изменения. (Иркутский филиал).
20. Судебный процесс по иску ФГУП «Российская телевизионная и радиовещательная сеть» к ОАО «Сибирьтелеком» о применении последствий недействительности ничтожной сделки приватизации в виде изъятия имущества двух космических станций «Орбита». Балансовая стоимость СКС «Орбита» в г. Иркутске составляет 800 000 руб. В удовлетворении исковых

требований отказано. Судом кассационной инстанции дело направлено на новое рассмотрение. Решением от 13.10.2005г. в иске отказано. (Иркутский филиал).

21. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 771 635 руб. Решением суда от 11.06.2006г. исковые требования удовлетворены. Ответчиком подана апелляционная жалоба. Постановлением суда апелляционной инстанции от 07.12.2006г. решение оставлено без изменения, жалоба без удовлетворения. (Иркутский филиал).*
22. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Телеком Контакт» о взыскании задолженности по договору о межсетевом взаимодействии в сумме 1 523 790 руб. Решением суда от 16.10.2006г. в иске отказано. Постановлением апелляционной инстанции от 25.12.2006г. решение оставлено без изменения. (Иркутский филиал).*
23. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 771 635 руб. Иск удовлетворен решением суда от 11.06.2006г. Постановлением суда апелляционной инстанции от 07.12.2006г. решение оставлено без изменения, жалоба без удовлетворения. (Иркутский филиал).*
24. *Судебный процесс по иску ФГУП «Главный Центр Спецсвязи» к ОАО «Сибирьтелеком» о признании недействительной ничтожной сделки приватизации в части включения в уставный капитал здания, применении последствий недействительности, о признании права федеральной собственности на здание в сумме более 3 000 000 руб. Решением суда от 29.11.2005г., оставленным без изменения постановлением апелляционной инстанции от 21.02.2006г., в иске отказано. Постановлением суда кассационной инстанции от 27.06.2006г. решение отменено, дело направлено на новое рассмотрение. Рассмотрение назначено на 02.05.2007г. (Иркутский филиал).*
25. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 339 325, 11 руб. Решением суда иск удовлетворен частично. Апелляционной инстанцией жалоба оставлена без удовлетворения. Постановлением кассационной инстанции дело направлено на новое рассмотрение в апелляционной инстанции. Постановлением апелляционной инстанции от 07.08.2006г. решение суда оставлено без изменения. (Кемеровский филиал).*
26. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 206 630, 25 руб. Решением суда исковые требования удовлетворены в полном объеме. Кассационной инстанцией направлено на новое рассмотрение. Решением суда от 13.07.2006г. взыскано 965 304, 20 руб. Постановлением кассационной инстанции от 02.11.2006г. судебные акты оставлены в силе. (Кемеровский филиал).*
27. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком» о взыскании задолженности на сумму 6 621 687, 84 руб. Решением суда от 02.05.2006г. взыскано 7 220 185, 58 руб. Постановлением апелляционной инстанции от 03.07.2006г. решение оставлено без изменения. Постановлением суда кассационной инстанции от 02.11.2006г. решение оставлено в силе (Кемеровский филиал).*
28. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании неосновательного обогащения в размере 5 381 653 руб. Судом вынесено решение о взыскании 127 922,14 руб., в остальной части задолженности отказано. 02.03.2006г. судом вынесено определение о приостановлении производства по делу на сумму 4 760 498, 98 руб. 02.06.2006г. постановлением апелляционной инстанции решение оставлено без изменений, апелляционная жалоба – без удовлетворения. 02.08.2006г. вынесено определение о возобновлении производства по делу в размере 4 760 498, 98 руб. Постановлением кассационной инстанции от 31.10.2006г. решение суда в части отказа в оплате точек подключения отменено. Дело в этой части передано на новое рассмотрение. 14.02.2007г. дело по взысканию задолженности за услуги по обслуживанию точек подключения в сумме 526 284 руб. было рассмотрено судом и вынесено решение об удовлетворении требований. 18.01.200 г. судом вынесено решение произвести зачет встречных однородных исковых требований сторон на сумму 3 866 920, 75 руб. ОАО «Сибирьтелеком» подана апелляционная жалоба. 13.07.2007г. Постановлением апелляционной инстанции решение оставлено без изменения, а апелляционная жалоба без удовлетворения. (Кемеровский филиал).*
29. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» - встречное исковое заявление о взыскании неосновательного обогащения на сумму 6 339 425, 34 руб. И судебный*

процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» - встречное исковое заявление о взыскании неосновательного обогащения на сумму 1 311 902, 75 руб. Решением суда от 18.01.2007г. с ОАО «Сибирьтелеком» взыскано 2 472 504, 60 руб. Со стороны ЗАО «Связь – Сервис» подана апелляционная жалоба. Постановлением апелляционной инстанции от 13.02.2007г. решение оставлено без изменения, а апелляционная жалоба без удовлетворения. (Кемеровский филиал).

30. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения на сумму 1 869 120 руб. Решением от 03.10.2006г. отказано в удовлетворении исковых требований. (Кемеровский филиал).*
31. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 3 533 812 руб. Решением суда от 09.10.2006г. взыскано 700 000 руб. неустойки. Постановлением апелляционной инстанции от 14.12.2006г. оставлено без изменений. Со стороны ОАО «Сибирьтелеком» подана кассационная жалоба. Рассмотрение назначено на 10.04.2007г. (Кемеровский филиал).*
32. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «КузбассТелеком» о взыскании задолженности на сумму 2 265 439 руб. Решением суда от 11.10.2006г. исковые требования удовлетворены в полном объеме. (Кемеровский филиал).*
33. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате и пени на сумму 1 136 902, 45 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).*
34. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате и пени на сумму 3 721 025, 04 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).*
35. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Севтелеком» о взыскании задолженности на сумму 6 297 442, 80 руб. Решением суда исковые требования удовлетворены в полном объеме. (Кемеровский филиал).*
36. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 1 180 043, 4 руб. Взыскано 1 000 000 руб. (Кемеровский филиал).*
37. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате за землю на сумму 2 514 385, 55 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).*
38. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности по договору о межсетевом взаимодействии в размере 11 779 665 руб. 11.10.05. вынесено решение в пользу ОАО «Сибирьтелеком». (Кемеровский филиал).*
39. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности по договору о межсетевом взаимодействии в размере 8 846 339, 65 руб. 28.11.2006г. вынесено решение об удовлетворении иска в полном объеме. (Кемеровский филиал).*
40. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком-Новосибирск» о взыскании задолженности по договору о межсетевом взаимодействии в размере 3 446 358 руб. 27.10.2005г. вынесено решение в пользу ОАО «Сибирьтелеком», 30.12.2006г. в удовлетворении апелляционной жалобы отказано. Постановлением кассационной инстанции от 04.05.2006г. решение суда оставлено без изменений. (Кемеровский филиал).*
41. *Судебный процесс по иску ОАО «Сибирьтелеком» к Управлению по делам ГО и ЧС Кемеровской области о возврате неосновательного обогащения в размере 1 880 098 руб. Исковые требования удовлетворены. (Кемеровский филиал).*
42. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Южкузбассуголь» о взыскании задолженности в сумме 1 381 660, 1 руб. Решением суда взыскано 1 657 279, 32 руб. (Кемеровский филиал).*
43. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «ККТС» о взыскании задолженности в сумме 3 339 342, 49 руб. На рассмотрении. (Кемеровский филиал).*
44. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «МТС» о взыскании задолженности в сумме 3 399 387, 01 руб. На рассмотрении. (Кемеровский филиал).*
45. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании задолженности в сумме 1 593 000 руб. На рассмотрении. (Кемеровский филиал).*

46. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности в сумме 5 183 550, 86 руб. На рассмотрении. (Кемеровский филиал).*
47. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 17 173 862 руб. Решением суда исковые требования удовлетворены на сумму 14 489 580 руб. Постановлением апелляционной инстанции решение оставлено в силе в части взыскания 11 591 664 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. 27.06.2006г. решением суда взыскано 13 739 089, 6 руб. (Новосибирский филиал).*
48. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 83 796 612 руб. Решением суда исковые требования удовлетворены на сумму 79 204 235 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Решением суда от 07.08.2006г. взыскано 83 796 612, 44 руб. Постановлением кассационной инстанции от 14.12.2006г. дело направлено на новое рассмотрение. Решением суда от 15.03.2007г. исковые требования удовлетворены на сумму 79 204 235,94 руб. (Новосибирский филиал).*
49. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 174 859 руб. Решением суда иск удовлетворен. Постановлением апелляционной инстанции решение изменено. Исковые требования удовлетворены на сумму 791 000 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Решением от 18.09.2006г. в удовлетворении иска отказано. Постановлением апелляционной инстанции от 05.12.2006г. взыскано 979 049,89 руб. (Новосибирский филиал).*
50. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 5 073 113 руб. Решением суда от 31.10.2006г. исковые требования удовлетворены в полном объеме. (Новосибирский филиал).*
51. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «ЦС и ТКСН» о взыскании задолженности в сумме 14 040 034 руб. Процедура банкротства. (Новосибирский филиал).*
52. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «ЦС и ТКСН» о взыскании задолженности в сумме 1 445 016 руб. Процедура банкротства. (Новосибирский филиал).*
53. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 319 748 руб. Решением суда исковые требования удовлетворены на сумму 1 082 193 руб. (Новосибирский филиал).*
54. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Цифровая сеть и телекоммуникационные системы НСО» о взыскании платы за точки подключения в сумме 6 542 188 руб. Исковые требования удовлетворены. Судом апелляционной инстанции решение суда первой инстанции оставлено без изменения. Постановлением кассационной инстанции от 18.10.2005г. решение оставлено без изменения. Процедура банкротства. (Новосибирский филиал).*
55. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 10 268 553 руб. Решением суда иск удовлетворен, апелляционной инстанцией сумма изменена до 8 420 214 руб. (Новосибирский филиал).*
56. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 25 091 085 руб. Решением суда первой инстанции в удовлетворении отказано. Апелляционной инстанцией удовлетворено. Кассационной - дело направлено на новое рассмотрение. Решением суда взыскано 20 274 690 руб. (Новосибирский филиал).*
57. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 625 420 руб. Решением суда взыскано 648 633 руб. Постановлением кассационной инстанции от 28.11.2006г. решение оставлено без изменения. (Новосибирский филиал).*
58. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму*

2 855 787, 53 руб. Решением суда от 08.08.2006г. иск удовлетворен в части взыскания 2 799 684, 30 руб. (Омский филиал).

59. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 43 141 192, 52 руб. Исковые требования удовлетворены 29.05.2006г. Постановлением апелляционной инстанции от 04.09.2006 г. решение суда первой инстанции оставлено в силе. (Омский филиал).*
60. *Судебный процесс по заявлению ОАО «Сибирьтелеком» к ЗАО «Омская сотовая связь» и ЗАО «Скай Линк» о взыскании солидарно задолженности по опротестованным в неплатеже простым векселям и расходов по совершению нотариальных действий в общей сумме 7 341 812 руб. Выдан судебный приказ о взыскании всей суммы. (Омский филиал).*
61. *Судебный процесс по иску ОАО «Сибирьтелеком» к ГУП «Омсктрансмаш» о взыскании задолженности за услуги связи в размере 1 899 032 руб. Решением от 12.12.2005г. исковые требования удовлетворены. (Омский филиал).*
62. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 32 629 022, 89 руб. Исковые требования удовлетворены 18.10.2005г. Постановлением апелляционной инстанции от 20.03.2006г. и постановлением кассационной инстанции от 08.08.2006 г. решение суда первой инстанции оставлено в силе. (Омский филиал).*
63. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 13 321 522 руб. 12.09.2005 г. исковые требования удовлетворены. Кассационной инстанцией дело направлено на новое рассмотрение. Истцом сумма уменьшена до 10 923 648 руб. (минус НДС). Уточнена сумма до 11 289 425 руб. Решением суда от 14.12.2006г исковые требования удовлетворены в полном объеме. (Томский филиал).*
64. *Судебный процесс по иску Территориального управления Министерства имущественных отношений РФ по Томской области к ОАО «Сибирьтелеком» о признании сделки приватизации недействительной (в части). Решением суда отказано в удовлетворении иска, апелляцией оставлено без изменения. (Томский филиал).*
65. *Судебный процесс по иску Нагиной О.В. о компенсации морального вреда на сумму 1 390 000 000 руб. Отказано в удовлетворении исковых требований. (Томский филиал).*
66. *Судебный процесс по иску Нагиной О.В. о компенсации морального вреда на сумму 3 200 000 руб. Решением суда от 27.10.2006г в удовлетворении отказано. (Томский филиал).*
67. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании задолженности за услуги связи на сумму 2 071 139 руб. Решением суда от 16.11.2006г. исковые требования удовлетворены в полном объеме. (Хакасский филиал).*

VIII. Дополнительные сведения об эмитенте и о размещенных им эмиссионных ценных бумагах.

8.1. Дополнительные сведения об эмитенте.

8.1.1. Сведения о размере, структуре уставного капитала эмитента.

Размер Уставного капитала эмитента составляет *2 387 973 276, 45 рублей.*

Уставный капитал эмитента состоит из номинальной стоимости акций, выпущенных в бездокументарной форме и приобретенных акционерами:
1. Обыкновенные именные бездокументарные акции – *12 011 401 829 штук.*
Номинальная стоимость каждой обыкновенной акции составляет *0,15 рублей.*
Размер доли обыкновенных акций в уставном капитале эмитента составляет *75,45 %.*
2. Привилегированные именные бездокументарные акции типа А – *3 908 420 014 штук.*
Номинальная стоимость каждой привилегированной акции типа А составляет *0,15 рублей.*
Размер доли привилегированных акций в уставном капитале эмитента составляет *24,55 %.*

Категория (тип) акций, обращающихся за пределами Российской Федерации:

обыкновенные акции (в рамках Программы Американских депозитарных расписок (АДР) 1-го уровня)

Доля акций, обращающихся за пределами Российской Федерации, от общего количества акций соответствующей категории (типа):

Количество американских депозитарных акций, выпущенных в соответствии с депозитным соглашением с JP Morgan Chase Bank, по состоянию на 31.03.2007г. составляет 1 833 359 шт., представляющих соответственно 1 466 687 200 обыкновенных акций эмитента (коэффициент 1:800), или 12,21% от общего количества размещенных обыкновенных акций эмитента.

Наименование, место нахождения иностранного эмитента, ценные бумаги которого удостоверяют права в отношении акций соответствующей категории (типа):

Банк-депозитарий - JP Morgan Chase Bank (депозитное соглашение от 04.09.200 г. (с изменениями и дополнениями от 09.11.2001 г.).

JP Morgan Chase Bank,
ADR Department
Trinity Tower
9 Thomas More Street
London E1W 1YT
United Kingdom

Краткое описание программы (типа программы) выпуска ценных бумаг иностранного эмитента, удостоверяющих права в отношении акций соответствующей категории (типа):

Программа выпуска АДР 1-го уровня:
АДР первого уровня выпускаются под ранее эмитированные и размещенные обыкновенные акции компании, не создают прироста капитала. АДР первого уровня имеют целью увеличить ликвидность, рыночную прозрачность и присутствие на международном рынке обеспечивающего их акционерного капитала, не предусматривает прохождение листинга.
Каждая американская депозитарная акция, подтвержденная АДР, дает право на получение 800 обыкновенных акций эмитента.

Сведения о получении разрешения Федеральной комиссии на допуск акций эмитента соответствующей категории (типа) к обращению за пределами Российской Федерации:

Распоряжением ФКЦБ России от 30 октября 2001 г. №1029-р разрешено обращение обыкновенных именных бездокументарных акций эмитента за пределами Российской Федерации в форме ценных бумаг иностранных эмитентов, выпускаемых в соответствии с

иностранным правом, и удостоверяющих права на обыкновенные именные бездокументарные акции эмитента:

- *номер государственной регистрации выпуска ценных бумаг, на который выдано разрешение ФКЦБ России: 1-05-00195-А;*
- *количество ценных бумаг, допущенных к обращению за пределами Российской Федерации: 1 980 704 000 шт.;*
- *общий объем эмиссионных ценных бумаг, допущенных к обращению за пределами Российской Федерации: 297 105 600 рублей.*

Распоряжением ФКЦБ России от 24 января 2003 г. №03-99/р разрешено обращение за пределами Российской Федерации десяти дополнительных выпусков обыкновенных именных бездокументарных акций эмитента в форме ценных бумаг иностранных эмитентов, выпускаемых в соответствии с иностранным правом, и удостоверяющих права на обыкновенные именные бездокументарные акции эмитента:

- *номера государственной регистрации выпусков ценных бумаг, на которые выдано разрешение ФКЦБ России: 1-06-00195-А, 1-07-00195-А, 1-08-00195-А, 1-09-00195-А, 1-10-00195-А, 1-11-00195-А, 1-12-00195-А, 1-13-00195-А, 1-14-00195-А, 1-15-00195-А;*
- *количество ценных бумаг, допущенных к обращению за пределами Российской Федерации: 6 067 629 959 шт.;*
- *общий объем эмиссионных ценных бумаг, допущенных к обращению за пределами Российской Федерации: 910 144 493,85 рублей.*

25 июля 2003 г. Распоряжением ФКЦБ России №03-1565/р в соответствии с Порядком объединения дополнительных выпусков эмиссионных ценных бумаг, утвержденным Постановлением ФКЦБ России от 01.04.2003 г., осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг эмитента, в результате которого государственные регистрационные номера (1-05-00195-А, 1-06-00195-А, 1-07-00195-А, 1-08-00195-А, 1-09-00195-А, 1-10-00195-А, 1-11-00195-А, 1-12-00195-А, 1-13-00195-А, 1-14-00195-А, 1-15-00195-А), присвоенные выпускам обыкновенных именных бездокументарных акций были аннулированы и указанным выпускам ценных бумаг присвоен государственный регистрационный номер 1-04-00195-А.

В соответствии с разъяснениями ФКЦБ России «О действительности ранее выданных разрешений на обращение акций акционерного общества за пределами Российской Федерации» (исх. №03-ДГ-04/16900 от 12.11.2003г.), полученными эмитентом, процедура объединения дополнительных выпусков эмиссионных ценных бумаг эмитента не влечет необходимости получения нового разрешения ФКЦБ России на указанное количество обыкновенных именных бездокументарных акций эмитента, обращающихся за пределами Российской Федерации, на которые ранее было получено разрешение ФКЦБ России.

Наименование иностранного организатора торговли, через которого обращаются ценные бумаги иностранного эмитента, удостоверяющие права в отношении иностранного эмитента, удостоверяющие права в отношении акций эмитента:
АДР первого уровня обращаются на внебиржевом рынке США (OTC), а также в сегменте Freiverkehr (внебиржевой рынок) Берлинской и Франкфуртской бирж.

Иные сведения об обращении акций эмитента за пределами Российской Федерации:
Дополнительная информация о программе АДР эмитента размещена на сайте: http://www.adr.com (код поиска – SBTLY).

8.1.2. Сведения об изменении размера уставного капитала эмитента.

Размер уставного капитала эмитента, руб.	Структура уставного капитала эмитента	Наименование органа управления эмитента, принявшего решение об изменении размера уставного капитала	Дата составления и номер протокола собрания (заседания) органа управления, на котором принято решение об изменении размера уставного капитала	Размер уставного капитала эмитента после изменения, руб.
2002 год				
535 324 065	Акции обыкновенные: 2 676 626 500 шт. (75% уставного капитала) Акции привилегированные: 892 200 600 шт. (25% уставного капитала)	Совет директоров	26.04.2002 г. № 15	2 387 973 276,45
2003 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45%уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2004 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2005 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2006 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.

8.1.3. Сведения о формировании и об использовании резервного фонда, а также иных фондов эмитента.

Сведения о фондах эмитента, формирующихся за счет его чистой прибыли за 5 последних завершенных финансовых лет, а также за 1 квартал 2007г.:

Резервный фонд:

В соответствии с требованиями ст. 35 Федерального закона РФ от 26.12.1995г. № 208-ФЗ "Об акционерных обществах", а также в соответствии с Уставом ОАО «Сибирьтелеком», резервный фонд создан и составляет 5% от величины уставного капитала Эмитента.

Год	Размер фонда		Размер отчислений в фонд в течение года, тыс. руб.	Размер средств, использованных в течение года (тыс. руб.) и направления использования средств фонда
	в денежном выражении, тыс. руб.*	в % от уставного капитала		
2002	62 438	2,61	12 470	Средства фонда не использовались.
2003	119 399	5	56 961	Средства фонда не использовались.
2004	119 399	5	-	Средства фонда не использовались.
2005	119 399	5	-	Средства фонда не использовались.
2006	119 399	5	-	Средства фонда не использовались.
1 квартал 2007	119 399	5	-	Средства фонда не использовались.

Иные фонды эмитента, формирующиеся за счет его чистой прибыли:

Размер иных фондов учредительными документами Эмитента не устанавливается.

Иные фонды эмитента, формирующиеся за счет его чистой прибыли, отсутствуют.

8.1.4. Сведения о порядке созыва и проведения собрания (заседания) высшего органа управления эмитента.

Высшим органом управления Общества является общее собрание акционеров.

Общество обязано ежегодно проводить общее собрание акционеров (годовое общее собрание акционеров) не ранее чем через четыре месяца и не позднее чем через шесть месяцев после окончания финансового года Общества в очной форме. Проводимые помимо годового общие собрания акционеров являются внеочередными. Общее собрание акционеров не вправе рассматривать и принимать решения по вопросам, не отнесенным к его компетенции.

Сообщение о проведении общего собрания акционеров должно быть сделано не позднее, чем за 30 дней до даты его проведения.

В случае если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании Совета директоров Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 50 дней до даты его проведения.

В указанные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись, либо опубликовано в печатном издании: "Российская газета".

Решение общего собрания акционеров по вопросу, поставленному на голосование, принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании.

Внеочередное общее собрание акционеров проводится по решению Совета директоров на основании его собственной инициативы, требования Ревизионной комиссии Общества, аудитора Общества, а также акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества на дату предъявления требования. Созыв внеочередного общего собрания акционеров по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества, осуществляется Советом директоров общества.

Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, должно быть проведено в течение 40 дней с момента представления требования о проведении внеочередного общего собрания акционеров.
Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, повестка дня которого содержит вопрос об избрании членов Совета директоров Общества, должно быть проведено в течение 70 дней с момента представления требования о проведении внеочередного общего собрания акционеров.
В случае, когда количество членов Советов директоров Общества становится менее количества, составляющего кворум для проведения заседаний Совета директоров Общества, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса об избрании Совета директоров Общества, должно быть проведено в течение 70 дней с момента принятия решения о его проведении Советом директоров Общества.
При подготовке внеочередного общего собрания акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе выдвинуть кандидатов в Совет директоров Общества, число которых не может превышать количественный состав Совета директоров, установленный Уставом. Такие предложения должны поступить в Общество не позднее чем за 30 дней до даты проведения внеочередного общего собрания акционеров.
В требовании о проведении внеочередного общего собрания акционеров должны быть сформулированы вопросы, подлежащие внесению в повестку дня собрания. В требовании о проведении внеочередного общего собрания акционеров могут содержаться формулировки решений по каждому из этих вопросов, а также предложение о форме проведения общего собрания акционеров.
В случае если требование о созыве внеочередного общего собрания акционеров исходит от акционера (акционеров), оно должно содержать имена (наименования) акционера (акционеров), требующих созыва такого собрания, и указание количества, категории (типа) принадлежащих им акций.
Требование о созыве внеочередного общего собрания акционеров подписывается лицом (лицами), требующими созыва внеочередного общего собрания акционеров.
Дата проведения общего собрания акционеров в соответствии с Уставом Общества определяется Советом директоров.
Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества, избираемые общим собранием акционеров, а также выдвинуть кандидатов в Совет директоров Общества, Ревизионную комиссию Общества, число которых не может превышать количественный состав соответствующего органа, установленный Уставом. Такие предложения должны поступить в Общество в письменной форме с указанием имени (наименования) представивших их акционеров (акционера), количества и категории (типа) принадлежащих им акций и должны быть подписаны акционерами (акционером) не позднее чем через 60 дней после окончания финансового года.
Лицам, имеющим право на участие в общем собрании акционеров, в порядке и по адресу (адресам), указанным в сообщении о проведении общего собрания акционеров, предоставляется следующая информация (материалы):

- *годовая бухгалтерская отчетность, в том числе заключение аудитора, заключение Ревизионной комиссии Общества по результатам проверки годовой бухгалтерской отчетности;*
- *сведения о кандидатах в Совет директоров Общества, Ревизионную комиссию Общества,*
- *проект изменений и дополнений, вносимых в Устав Общества, или проект Устава Общества в новой редакции,*
- *проекты внутренних документов Общества, проекты иных документов, принятие которых предусмотрено проектами решений общего собрания акционеров, проекты решений общего собрания акционеров,*
- *иная информация (материалы), необходимая для предоставления в соответствии с действующим законодательством, а также иная информация (материалы) для принятия*

решений по вопросам повестки дня общего собрания акционеров, включенная Советом директоров в перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров.

Итоги голосования и решения, принятые общим собранием могут быть оглашены на общем собрании акционеров либо доведены до сведения лиц, имеющих право на участие в собрании, в установленном порядке.

8.1.5. Сведения о коммерческих организациях, в которых эмитент владеет не менее чем 5 процентами уставного (складочного) капитала (паевого фонда) либо не менее чем 5 процентами обыкновенных акций.

1. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Алтайская телекоммуникационная компания", ЗАО "Алтел"***
Место нахождения: ***г. Барнаул, ул. Ленина, 54В***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

2. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Енисейтелеком", ЗАО "ЕТК"***
Место нахождения: ***660020, г. Красноярск, ул. Качинская, 20***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

3. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Байкалвестком", ЗАО "БВК"***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

4. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "ЧитаНЭТ", ЗАО "ЧитаНЭТ"***
Место нахождения: ***г. Чита, ул. Чайковского, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

5. Полное и сокращенное фирменные наименования: ***открытое акционерное общество "Региональные Информационные Сети", ОАО "РИНЕТ"***
Место нахождения: ***630099 город Новосибирск, ул. Трудовая, д.1.***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

6. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "АТС-32", ЗАО "АТС-32"***
Место нахождения: ***г. Иркутск, ул. Мира, 94***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***нет***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

7. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "АТС-41", ЗАО "АТС-41"***

Место нахождения: ***665700, Иркутская область г.Братск, ул.Пионерская, 11А, стр. 1***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***нет***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

8. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Акционерная компания развития телефонной связи "Мобилтелеком", ОАО "АК Мобилтелеком"***

Место нахождения: ***г. Улан-Удэ, ул. Сухэ-Батора, 7***

Доля эмитента в уставном капитале юридического лица: ***90,09 %***

Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***90,09 %***

Доля данного лица в уставном капитале эмитента: ***0,000314 %***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000416 %***

9. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "НГТС-Пэйдж", ОАО "НГТС-ПЭЙДЖ"***

Место нахождения: ***630078, г. Новосибирск, ул. Выставочная, 15/3***

Доля эмитента в уставном капитале юридического лица: ***72,7 %***

Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***72,7 %***

Доля данного лица в уставном капитале эмитента: ***нет***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

10. Полное и сокращенное фирменные наименования: ***закрытое акционерное общество "Алтайская инвестиционная компания", ЗАО "Алтинком"***

Место нахождения: ***г. Барнаул, ул. Интернациональная, 74***

Доля эмитента в уставном капитале юридического лица: ***62,5 %***

Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***62,5 %***

Доля данного лица в уставном капитале эмитента: ***нет***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

11. Полное и сокращенное фирменные наименования: ***закрытое акционерное общество "ТелеРосс-Новосибирск", ЗАО "ТелеРосс-Новосибирск"***

Место нахождения: ***630099, г. Новосибирск, ул. Ленина, 12***

Доля эмитента в уставном капитале юридического лица: ***50 %***

Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***50 %***

Доля данного лица в уставном капитале эмитента: ***нет***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

12. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Новоком", ЗАО "Новоком"***

Место нахождения: ***630099, г. Новосибирск, ул. Октябрьская, 17***

Доля эмитента в уставном капитале юридического лица: ***50 %***

Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***50 %***

Доля данного лица в уставном капитале эмитента: ***нет***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

13. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Иркутская расчетная палата", ОАО "ИРП"***
Место нахождения: ***г. Иркутск, пер. Богданова, 8***
Доля эмитента в уставном капитале юридического лица: ***34 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***34 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

14. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Цифровая сеть и телекоммуникационные системы Новосибирской области", ОАО "ЦСиТКСН"***
Место нахождения: ***630099, г. Новосибирск, Красный проспект, 17***
Доля эмитента в уставном капитале юридического лица: ***30 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***30 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

15. Полное и сокращенное фирменные наименования: ***Общество с ограниченной ответственностью "Связьинвест-Медиа-Сибирь", ООО "СИМедиа-Сибирь"***
Место нахождения: ***Россия, г. Новосибирск, ул. М.Горького, 53***
Доля эмитента в уставном капитале юридического лица: ***25,01 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***25,01 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

16. Полное и сокращенное фирменные наименования: ***Общество с ограниченной ответственностью "Гипросвязь-Сибирь", ООО "Гипросвязь-Сибирь"***
Место нахождения: ***Россия, г. Новосибирск, ул. Выставочная, 15/3***
Доля эмитента в уставном капитале юридического лица: ***24 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***24 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

17. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество Российская документальная электросвязь "Ростелеграф", ЗАО "Ростелеграф"***
Место нахождения: ***103375, г. Москва, ул. Тверская, 7***
Доля эмитента в уставном капитале юридического лица: ***19,6 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***19,6 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

18. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Коммуникационно- информационные технологии", ЗАО "КИТ"***
Место нахождения: ***г. Чита, улица Чайковского, 22***
Доля эмитента в уставном капитале юридического лица: ***19,16 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***19,16 %***
Доля данного лица в уставном капитале эмитента: ***0,00002***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00003***

19. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Информационные технологии связи", ОАО "Связьинтек"***
Место нахождения: ***г.Москва, ул.Пречистенка, 38***
Доля эмитента в уставном капитале юридического лица: ***11 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***11 %***
Доля данного лица в уставном капитале эмитента: ***нет***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

20. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Локтелеком", ОАО "Локтелеком"***
Место нахождения: ***г. Чита, улица Ленина, 107***
Доля эмитента в уставном капитале юридического лица: ***7,46 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***7,46 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

21. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Русско-Итальянская Компания по Телефонизации", ОАО "РИКТ"***
Место нахождения: ***Кемеровская область, г. Междуреченск, ул. Чехова, 9***
Доля эмитента в уставном капитале юридического лица: ***5,03 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***5,03 %***
Доля данного лица в уставном капитале эмитента: ***0,0027***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0016***

8.1.6. Сведения о существенных сделках, совершенных эмитентом.

Существенных сделок (группы взаимосвязанных сделок), размер обязательств по которым составляет 10 и более процентов балансовой стоимости активов эмитента по данным бухгалтерской отчетности за последний завершенный отчетный период ***не было.***

8.1.7. Сведения о кредитных рейтингах эмитента.

Объект присвоения кредитного рейтинга:
С 2001 года эмитенту присваивается международный кредитный рейтинг (соглашение с Fitch Rating Limited о присвоении кредитного рейтинга эмитенту).

Значение кредитного рейтинга на 31.03.2007г.

Дата пересмотра кредитного рейтинга – 12 декабря 2006г.:
Долгосрочный рейтинг дефолта эмитента в иностранной валюте: **B+.**
Краткосрочный рейтинг дефолта эмитента в иностранной валюте: **B.**
Прогноз рейтинга - стабильный.

История изменения значений кредитного рейтинга за 5 последних завершенных финансовых лет:

2002 год:
Долгосрочный кредитный рейтинг в иностранной валюте **B**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - стабильный.

2003 год:
Дата пересмотра кредитного рейтинга – 14 мая 2003г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - позитивный.

2004 год:
Дата пересмотра кредитного рейтинга – 29 марта 2004г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - позитивный.

2005 год:

Дата пересмотра кредитного рейтинга – 25 апреля 2005г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - стабильный.

Дата пересмотра кредитного рейтинга – 2 декабря 2005г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - стабильный.

2006 год:

Дата пересмотра кредитного рейтинга – 7 февраля 2006г.:
Долгосрочный кредитный рейтинг в иностранной валюте: **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте: **B**.
Прогноз рейтинга - стабильный.

Дата пересмотра кредитного рейтинга – 12 декабря 2006г.
Долгосрочный рейтинг дефолта эмитента в иностранной валюте: **B+**.
Краткосрочный рейтинг дефолта эмитента в иностранной валюте: **B**.
Прогноз рейтинга - стабильный.

Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг:

Fitch Ratings Ltd.
Eldon House
2 Eldon Street,
London EC2M 7UA
United Kingdom

Краткое описание методики присвоения кредитного рейтинга:

С 2001 года эмитенту присваивается кредитный рейтинг в иностранной валюте (соглашение с Fitch Rating Limited о присвоении кредитного рейтинга эмитенту). 6 февраля 2006 г. произошло изменение методологии присвоения кредитного рейтинга эмитента, наименование «кредитный рейтинг» изменилось на «рейтинг дефолта эмитента».

Рейтинг дефолта эмитента («РДЭ») является оценкой способности эмитента своевременно обслуживать свои долговые обязательства. Данный вид рейтингов призван обеспечить возможность сравнения эмитентов различных отраслей и стран. Так как краткосрочные и долгосрочные рейтинги обусловлены фундаментальными параметрами кредитоспособности, между ними прослеживается определенная взаимосвязь. Как правило, в ходе анализа Fitch учитывает операционные и финансовые показатели минимум за пятилетний период, а также прогнозные показатели деятельности эмитента. Одним из основных методов Fitch является сравнительный анализ, при котором оценивается устойчивость бизнеса эмитента и свойственные ему финансовые риски в сравнении с сопоставимыми компаниями. Кроме того, проводится анализ чувствительности с применением нескольких возможных сценариев развития событий. В ходе такого анализа оценивается способность эмитента адаптироваться к меняющимся условиям экономической среды. Ключевым рейтинговым фактором является финансовая гибкость, которая во многом зависит от способности эмитента генерировать свободные денежные средства от операционной деятельности.
Адрес страницы в сети Интернет, на котором в свободном доступе размещена методика присвоения рейтинга: http://www.fitchratings.ru/issuers/_sub/analitics/methodology/index.wbp.
Процесс присвоения РДЭ включает в себя следующие основные этапы:

- предоставление необходимых документов и материалов для проведения анализа компании (аудированная бухгалтерская отчетность, бизнес-план, план капитальных вложений, план стратегического развития, другие отчеты и меморандумы, подготовленные для инвесторов);
- посещение компании специалистами рейтингового агентства и проведение встреч с руководством компании;
- анализ предоставленных материалов;
- присвоение рейтинга;

- подготовка отчета, содержащего обоснование присвоенного рейтинга.

8.2 Сведения о каждой категории (типе) акций эмитента.

Категория: **акции обыкновенные**
Форма ценных бумаг: **именные бездокументарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.15 руб.**

Количество акций, находящихся в обращении: **12 011 401 829 шт.**
Количество акций дополнительных акций, находящихся в процессе размещения: **0**
Количество объявленных акций: **8 924 671 шт.**
Количество акций, находящихся на балансе эмитента: **0**
Количество дополнительных акций, которые могут быть размещены в результате конвертации размещенных ценных бумаг, конвертируемых в акции, или в результате исполнения обязательств по опционам эмитента: **0**

Дата регистрации: **25.07.2003**
Регистрационный номер: **1-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Права, предоставляемые акциями данной категории их владельцам:

Права и обязанности акционеров - владельцев обыкновенных акций Общества изложены в статье 7 Устава Общества:

7.1. Каждая обыкновенная акция Общества предоставляет акционеру - ее владельцу одинаковый объем прав.
7.2. Каждый акционер - владелец обыкновенных акций Общества имеет право:
7.2.1. участвовать в общем собрании акционеров Общества в порядке, предусмотренном действующим законодательством Российской Федерации;
7.2.2. получать дивиденды в порядке, предусмотренном действующим законодательством Российской Федерации и Уставом, в случае их объявления Обществом;
7.2.3. получать часть имущества Общества, оставшуюся после его ликвидации, пропорционально числу имеющихся у него акций;
7.2.4. получать доступ к документам, предусмотренным п.1 ст.89 Федерального закона "Об акционерных обществах", в порядке, предусмотренном ст.91 указанного закона;
7.2.5. требовать у регистратора Общества подтверждения прав акционера на акции путем выдачи ему выписки из реестра акционеров Общества;
7.2.6. получать у регистратора Общества информацию о всех записях на его лицевом счете, а также иную информацию, предусмотренную правовыми актами Российской Федерации, устанавливающими порядок ведения реестра акционеров;
7.2.7. отчуждать принадлежащие ему акции без согласия других акционеров и Общества;
7.2.8. в случаях, предусмотренных действующим законодательством Российской Федерации, защищать в судебном порядке свои нарушенные гражданские права, в том числе требовать от Общества возмещения убытков;
7.2.9. требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации;
7.2.10. продать акции Обществу, в случае, если Обществом принято решение о приобретении данных акций;
7.2.11. требовать от Общества выписку из списка лиц, имеющих право на участие в Общем собрании акционеров, содержащую данные об акционере;
7.2.12. преимущественного приобретения размещаемых посредством открытой подписки дополнительных акций и эмиссионных ценных бумаг, конвертируемых в акции, в количестве пропорциональном количеству принадлежащих им акций.
7.3. Акционер, владеющий более 1 процентом голосующих акций Общества, вправе требовать у регистратора Общества информацию об имени (наименовании) зарегистрированных в реестре акционеров владельцев акций и о количестве, категории и номинальной стоимости, принадлежащих

им акций (Данная информация предоставляется без указания адресов акционеров).
7.4. Акционеры (акционер), владеющие в совокупности не менее чем 1 процентом размещенных обыкновенных акций Общества, вправе обратиться в суд с иском к члену Совета директоров Общества, единоличному исполнительному органу Общества, члену коллегиального исполнительного органа Общества, а равно к управляющей организации или управляющему о возмещении убытков, причиненных Обществу в результате виновных действий (бездействия) указанных лиц, если иные основания и размер ответственности не установлены федеральными законами.
7.5. Акционеры, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.
7.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества, избираемые общим собранием акционеров. При подготовке внеочередного общего собрания акционеров с повесткой дня об избрании Совета директоров Общества указанные акционеры (акционер) вправе предложить кандидатов для избрания в Совет директоров Общества.
7.7. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе требовать у Совета директоров Общества созыва внеочередного общего собрания акционеров. В случае, если в течение установленного действующим законодательством Российской Федерации и Уставом срока Советом директоров Общества не принято решение о созыве внеочередного общего собрания акционеров или принято решение об отказе в его созыве, внеочередное собрание может быть созвано указанными акционерами (акционером).
7.8. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе во всякое время требовать проведения ревизии финансово-хозяйственной деятельности Общества.
7.9. Акционеры (акционер), имеющие в совокупности не менее 25 процентов голосующих акций Общества, имеют право доступа, а также имеют право на получение копий документов бухгалтерского учета и протоколов заседаний коллегиального исполнительного органа Общества.
7.10. Акционеры - владельцы обыкновенных акций Общества имеют иные права, предусмотренные действующим законодательством Российской Федерации, а также Уставом.

Категория: **акции привилегированные**
Тип: **А**
Форма ценных бумаг: **именные бездокументарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.15 руб.**

Количество акций, находящихся в обращении: **3 908 420 014 шт.**

Количество акций дополнительных акций, находящихся в процессе размещения: **0**

Количество объявленных акций: **2 980 586 шт.**

Количество акций, находящихся на балансе эмитента: **0**

Количество дополнительных акций, которые могут быть размещены в результате конвертации размещенных ценных бумаг, конвертируемых в акции, или в результате исполнения обязательств по опционам эмитента: **0**

Сведения о государственной регистрации выпуска:
Дата регистрации: **25.07.2003**
Регистрационный номер: **2-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Права, предоставляемые акциями данной категории их владельцам:

Права и обязанности акционеров - владельцев привилегированных акций типа А изложены в ст. 8 Устава Общества:
8.1. Каждая привилегированная акция типа А Общества предоставляет акционеру - ее владельцу одинаковый объем прав.

8.2. Владельцы привилегированных акций типа А имеют право на получение ежегодного фиксированного дивиденда за исключением случаев, предусмотренных Уставом. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции типа А, устанавливается в размере 10 процентов чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25 процентов уставного капитала Общества. При этом, если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции типа А, размер дивидендов, выплачиваемых по последним, должен быть увеличен до размера дивидендов, выплачиваемого по обыкновенным акциям.

8.3. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса при решении вопросов о реорганизации и ликвидации Общества, а также по вопросу внесения дополнений и изменений в Устав Общества, в случае, когда данные изменения ограничивают права указанных акционеров.

8.4. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса по всем вопросам повестки дня собрания в случае, когда собранием акционеров независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям типа А. Данное право возникает у владельцев привилегированных акций типа А начиная с собрания, следующего за годовым собранием акционеров, на котором не было принято решение о выплате дивидендов, и прекращается с момента первой выплаты дивидендов по указанным акциям в полном размере.

8.5. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.2.3, п.7.2.4, п.7.2.5, п.7.2.6, п.7.2.7, п.7.2.8, п.7.2.10, п.7.2.11, п.7.2.12 Устава для владельцев обыкновенных акций Общества. Эти права предоставляются акционерам - владельцам привилегированных акций типа А, в том числе, в случае, когда данные акции не являются голосующими.

8.6. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.3, п.7.6, п.7.7, п.7.8, п.7.9 Устава в случае, когда привилегированные акции типа А имеют право голоса по всем вопросам компетенции общего собрания акционеров Общества.

8.7. Владельцы привилегированных акций типа А имеют право требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации.

8.8. Владельцы привилегированных акций типа А, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

8.9. Акционеры - владельцы привилегированных акций типа А имеют иные права, предусмотренные действующим законодательством Российской Федерации, а также Уставом.

8.3. Сведения о предыдущих выпусках эмиссионных ценных бумаг эмитента, за исключением акций эмитента.

8.3.1. Сведения о выпусках, все ценные бумаги которых погашены (аннулированы).

Сведения об облигациях эмитента.

Порядковый номер выпуска: **1**
Серия: **А**
Тип: **процентные**
Форма ценных бумаг: **именные документарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.5 руб.**

Количество ценных бумаг выпуска: **5 700 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **2 850 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **4.10.1996**

Регистрационный номер: **51-2-11**
Орган, осуществивший государственную регистрацию: **Финансовые органы**

Способ размещения: **открытая подписка**
Период размещения: **с 18.11.1996 по 25.06.1997**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **5 628 штук**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **21.07.1997**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Период обращения облигаций выпуска: **с 18.11.1996 по 31.12.1998**

Доход по облигациям выпуска:
По облигациям займа доход выплачивается в виде процентов один раз в год.
На выплату доходов направляется 1% от совокупной номинальной стоимости поступивших в обращение облигаций.
Период погашения: **с 18.11.1996 по 30.01.1999**

Текущее состояние выпуска:
По состоянию на 30.12.98г. все облигации типа А погашены (аннулированы)
Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

Порядковый номер выпуска: **2**
Серия: **В**
Тип: **процентные**
Форма ценных бумаг: **именные документарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.5 руб.**
Количество ценных бумаг выпуска: **300 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **150 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **04.10.1996**
Регистрационный номер: **51-2-12**
Орган, осуществивший государственную регистрацию: **Финансовые органы**
Способ размещения: **открытая подписка**
Период размещения: **с 18.11.1996 по 25.06.1997**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **21.07.1997**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **6 штук**

Период обращения облигаций выпуска: **с 18.11.1996 по 31.12.1998**

Доход по облигациям выпуска:
По облигациям займа доход выплачивается в виде процентов один раз в год.
На выплату доходов направляется 1% от совокупной номинальной стоимости поступивших в обращение облигаций.

Период погашения: **с 30.11.1998 по 31.12.1998**

Текущее состояние выпуска: **все ценные бумаги выпуска погашены (аннулированы)**

Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

Порядковый номер выпуска: **3**

Серия: **03**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**
Номинальная стоимость одной ценной бумаги выпуска: **1000 руб.**
Количество ценных бумаг выпуска: **1 530 000 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **1 530 000 000 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **27.06.2003**
Регистрационный номер: **4-03-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Способ размещения: **открытая подписка**
Период размещения: **18.07.2003г. (один день)**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **19.08.2003**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **1 530 000 штук**

Период обращения облигаций выпуска: **с 18.07.2003 по 14.07.2006**

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 14,5 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 14,5%.

Период погашения: **14.07.2006 (один день)**

Текущее состояние выпуска: **все ценные бумаги выпуска погашены (аннулированы)**

Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

8.3.2. Сведения о выпусках, ценные бумаги которых находятся в обращении.

Порядковый номер выпуска: **4**
Серия: **04**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **13.04.2004**
Регистрационный номер: **4-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **02.09.2004**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 04, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.

Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о' выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **с 08.07.2004г. по 30.07.2004г.**

Период обращения облигаций выпуска:
1092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: **1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.**
Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Промсвязьбанк" (ЗАО), зарегистрированный по адресу: 107078, г. Москва, ул. Каланчевская, д.27, и находящийся по адресу: 109052, РФ, г. Москва, ул. Смирновская, д. 10, стр. 22 (далее - "Платежный агент"). Между Эмитентом и АКБ "Промсвяьбанк" (ЗАО) заключен договор "О платежном агенте".

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец

Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Предполагается, что номинальные держатели-депоненты НДЦ уполномочены получать суммы от погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредставлением/несвоевременным предоставлением сведений.
Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения по Облигациям, не позднее, чем в пятый рабочий день до даты погашения Облигаций, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.
Погашение Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего шестому рабочему дню до даты погашения Облигаций (далее по тексту - "Дата составления Перечня владельцев и/или номинальных держателей Облигаций").
Исполнение обязательства по отношению к лицу, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

Не позднее 2-х рабочих дней до даты погашения Облигаций Депозитарий предоставляет Эмитенту и Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям. В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм погашения по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы владельцем номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм погашения по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца – физического лица);

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе, депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае если указанные реквизиты не были своевременно предоставлены в НДЦ, выплата сумм погашения по Облигациям производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по погашению Облигаций производится на основании данных НДЦ.
Не позднее одного рабочего дня до даты погашения Облигаций Эмитент перечисляет

необходимые денежные средства на счёт Платёжного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм погашения по Облигациям.

В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, в пользу владельцев Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.
Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 12,5 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 12,5%.

Порядок выплаты купонного (процентного) дохода:
Выплата купонного дохода по Облигациям производится Платёжным агентом по поручению Эмитента.
Если дата выплаты купонного дохода по Облигациям приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Выплата купонного дохода по Облигациям производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Предполагается, что номинальные держатели-депоненты НДЦ уполномочены получать суммы купонного дохода по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредоставлением/несвоевременным предоставлением сведений.
Депонент НДЦ, не уполномоченный своими клиентами получать суммы купонного дохода по Облигациям, не позднее, чем в пятый рабочий день до даты выплаты доходов по Облигациям, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.
Выплата купонного дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего шестому рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций"). Исполнение обязательства по отношению к держателю Облигаций, включенному в перечень держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

Не позднее 2-х рабочих дней до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы купонного дохода по Облигациям.
В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм купонного дохода по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы владельцем номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм купонного дохода по

Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - физического лица);
б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы купонного дохода по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы купонного дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы купонного дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет.
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы купонного дохода по Облигациям.
Владельцы Облигаций, их уполномоченные лица, в том числе, депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае если указанные реквизиты не были своевременно предоставлены в НДЦ, выплата купонного дохода по Облигациям производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по выплате купонного дохода по Облигациям производится на основании данных НДЦ.

Не позднее одного рабочего дня до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм купонного дохода по Облигациям.

В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм купонного дохода по Облигациям, в пользу владельцев Облигаций.
В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Порядок выплаты купонного (процентного) дохода по второму - шестому купону Облигаций аналогичен порядку выплаты купонного (процентного) дохода по первому купону Облигаций.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту. Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами ФКЦБ России.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, на условиях и в сроки, определенные Решением о выпуске ценных бумаг и Проспектом ценных бумаг.

Приобретение Облигаций означает заключение приобретателем Облигаций с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой, при этом письменная форма договора поручительства считается соблюденной.

С переходом прав на Облигацию с обеспечением к новому владельцу (приобретателю) переходят все права, вытекающие из такого обеспечения в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию.

Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 04 с обязательным централизованным хранением в количестве 2 000 000 (Два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (Два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций Поручитель и Эмитент отвечают перед Владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.

Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: **5**
Серия: **05**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **12.04.2005**
Регистрационный номер: **4-05-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **02.06.2005**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **3 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**

Объем выпуска ценных бумаг по номинальной стоимости: **3 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 05, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.

Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **29.04.2005г. (один день)**

Период обращения облигаций выпуска:
1092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций. Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец

Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям.
Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);
б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)
Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 9,2 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 9,2 %.
Порядок выплаты купонного (процентного) дохода:
Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.

Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций.

Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям.

Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка.

Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям.

В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.

В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);

б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации.

Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций.

В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций.

В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – "Договор поручительства"). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – "Эмиссионные документы").

Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.

С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 05 с обязательным централизованным хранением в количестве 3 000 000 (Трех миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 3000 000 000

(Три миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 3000 000 (Трем миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов. За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.
Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.
Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: **6**
Серия: **06**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **12.04.2005**
Регистрационный номер: **4-06-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **03.11.2005**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 06, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.
Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**

Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **22.09.2005г. (один день)**

Период обращения облигаций выпуска:
1820 (Одна тысяча восемьсот двадцать) дней с даты начала размещения Облигаций.
Период погашения: 1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций. Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям.
Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);
б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)
Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 7,85 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 7,85%.

Величина процентной ставки по 7 купону устанавливается Эмитентом после государственной регистрации Отчета об итогах выпуска ценных бумаг в числовом выражении в процентах годовых.
Расчёт суммы выплат по 7 купону в расчете на одну Облигацию производится по следующей формуле: К7 = С7 * 1000 * (Т7 – Т6)/ 365/ 100 %, где
К7 - сумма купонной выплаты по 7-му купону в расчете на одну Облигацию, в руб.;
С7 - размер процентной ставки 7-го купона, в процентах годовых;
Т6 - дата начала 7-го купонного периода;
Т7 - дата окончания 7-го купонного периода.

Величина процентной ставки по 8, 9, 10 купонам совпадает с величиной процентной ставки по 7 купону.

Порядок выплаты купонного (процентного) дохода:
Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций.
Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям.
Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка.

Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям. В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);
б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации.
Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.
На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций.
В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе

предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – "Договор поручительства"). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – "Эмиссионные документы").

Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.

С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 06 с обязательным централизованным хранением в количестве 2 000 000 (Двух миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2000 000 000 (Двух миллиардов) рублей, а также суммы, составляющей совокупный купонный доход по 2000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.

Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: 7
Серия: **07**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **27.04.2006**
Регистрационный номер: **4-07-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **06.07.2006**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 07, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.
Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., д. 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **24.05.2006г. (один день)**
Порядок и условия размещения ценных бумаг:
Размещение Облигаций проводится путём заключения сделок купли-продажи Облигаций.
Сделки при размещении Облигаций заключаются с использованием Системы торгов Биржи путём удовлетворения адресных заявок на покупку Облигаций, поданных с использованием Системы торгов Биржи в соответствии с Правилами проведения торгов.

Размещение Облигаций осуществляется через посредника (Андеррайтера), которым является Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество), действующего от своего имени по поручению и за счёт Эмитента.
Торги при размещении Облигаций настоящего выпуска будут проводиться в форме Конкурса, а после подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, - путем заключения сделок на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречной адресной заявки.
Заключение сделок по размещению Облигаций начинается после подведения итогов Конкурса и заканчивается в дату окончания размещения Облигаций выпуска.
Возможность преимущественного приобретения размещаемых ценных бумаг не предусмотрена.

Период обращения облигаций выпуска: 1 092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: 1 092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций. Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 5 (Пятый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);
б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.

В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:

Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 8,65 %.

Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 8,65%.

Порядок выплаты купонного (процентного) дохода:

Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.

Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 5 (Пятый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций.

Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям.

Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка. Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям. В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.

В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);

б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по

Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации.
Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.
На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций.
В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.
От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный

держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – "Договор поручительства"). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – "Эмиссионные документы").

Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.

С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 07 с обязательным централизованным хранением в количестве 2 000 000 (Двух миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (Двух миллиардов) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п.9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.

Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п.9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

8.3.3 Сведения о выпусках, обязательства эмитента по ценным бумагам которых не исполнены (дефолт).

Обязательства, которые эмитентом не исполнены или исполнены ненадлежащим образом (дефолт) **отсутствуют.**

8.4 Сведения о лице, предоставившем (предоставивших) обеспечение по облигациям.

Поручителем по выпуску облигаций серии 04 является:
Полное фирменное наименование: *Закрытое акционерное общество «Енисейтелеком»*
Сокращенное фирменное наименование: *ЗАО «ЕТК»*
Место нахождения: *Российская Федерация, г. Красноярск, пр. Мира, 102*

Поручителем по выпуску облигаций серии 05, 06 и 07 является:
Полное фирменное наименование: *Закрытое акционерное общество «Байкалвестком»*
Сокращенное наименование: *ЗАО «БВК»*
Место нахождения: *г. Иркутск, ул. 2-я Железнодорожная, 68*

8.5. Условия обеспечения исполнения обязательств по облигациям выпуска.

Серия 04:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 04 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2003) составлял 9 981 119 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2003) составлял 627 933 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 4 квартала 2006г. составил 3 060 745 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 1 квартала 2007г. составил 3 311 053 000 рублей.

Серия 05:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 05 с обязательным централизованным хранением в количестве 3 000 000 (три миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 3 000 000 000 (три миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 3 000 000 (трем миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 10 808 201 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 772 317 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 4 квартала 2006г. составил 2 107 914 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 1 квартала 2007г. составил 2 304 157 000 рублей.

Серия 06:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 06 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2000000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2000000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 10 808 201 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 772 317 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 4 квартала 2006г. составил 2 107 914 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 1 квартала 2007г. составил 2 304 157 000 рублей.

Серия 07:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 07 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2000000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2000000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2005) составлял 11 209 898 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2005) составлял 1 312 663 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 4 квартала 2006г. составил 2 107 914 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 1 квартала 2007г. составил 2 304 157 000 рублей.

8.6. Сведения об организациях, осуществляющих учет прав на эмиссионные ценные бумаги эмитента.

Лицо, осуществляющее ведение реестра владельцев именных ценных бумаг эмитента:
Наименование: *Открытое акционерное общество «Объединенная регистрационная компания», ОАО «ОРК»*
Место нахождения: *Россия, г. Москва, ул. Пятницкая, 70*
Тел./Факс: *(495) 933-42-21*
Адрес электронной почты: *ork@ork-reestr.ru*

Номер лицензии: ***10-000-1-00314***
Дата выдачи: ***30.03.2004***
Срок действия: ***без ограничения срока действия***
Орган, выдавший лицензию: ***ФКЦБ России***
Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: ***09.02.1998***

В обращении находятся документарные ценные бумаги с обязательным централизованным хранением (облигации), информация о которых содержится в п. 8.3.2.

Лицо, осуществляющее централизованное хранение облигаций:
Полное наименование: ***Некоммерческое партнерство «Национальный депозитарный центр», НДЦ***
Место нахождения: ***г. Москва, Средний Кисловский пер., д.1/13, строение 4***

Сведения о лицензии профессионального участника рынка ценных бумаг на осуществление деятельности депозитария на рынке ценных бумаг:
Номер лицензии: ***177-03431-000100***
Дата выдачи: ***04.12.2000г.***
Срок действия: ***без ограничения срока действия***
Орган, выдавший лицензию: ***ФКЦБ России***

8.7. Сведения о законодательных актах, регулирующих вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам.

Вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам, регулируются следующими нормативно-правовыми актами (в последних действующих редакциях):

1. ***Федеральный Закон от 10.12.2003 N 173-ФЗ «О валютном регулировании и валютном контроле»***
2. ***Налоговый кодекс Российской Федерации, ч.1, № 146-ФЗ от 31.07.1998***
3. ***Налоговый кодекс Российской Федерации, ч.2, № 117-ФЗ от 05.08.2000***
4. ***Федеральный Закон от 22.04.1996 N 39-ФЗ «О рынке ценных бумаг»***
5. ***Федеральный Закон от 09.07.1999 N 160-ФЗ «Об иностранных инвестициях в Российской Федерации»***
6. ***Федеральный Закон от 25.02.1999 N 39-ФЗ «Об инвестиционной деятельности в Российской Федерации, осуществляемой в форме капитальных вложений»***
7. ***Федеральный Закон от 10.07.2002 N 86-ФЗ «О Центральном Банке Российской Федерации (Банке России)»А3.***
8. ***Федеральный Закон от 07.08.2001 N 115-ФЗ «О противодействии легализации (отмыванию) доходов, полученных преступным путем, и финансированию терроризма»***
9. ***Международные договоры Российской Федерации по вопросам избежания двойного налогообложения.***

8.8. Описание порядка налогообложения доходов по размещенным и размещаемым эмиссионным ценным бумагам эмитента.

Описание порядка налогообложения доходов по размещенным и размещаемым эмиссионным ценным бумагам эмитента:

1. Налогообложение доходов физических лиц

Налогообложение доходов физических лиц, являющихся налоговыми резидентами Российской

Федерации

Физические лица - налоговые резиденты РФ уплачивают налог с доходов от реализации (погашения) ценных бумаг, с доходов в виде дивидендов, а также с доходов в виде процентов, выплачиваемых по ценным бумагам эмитента.
Налоговая база при реализации ценных бумаг определяется как разница между суммами, полученными от реализации (погашения) ценных бумаг, и расходами на приобретение и реализацию ценных бумаг, фактически произведенными налогоплательщиком и подтвержденными документально.
Налогообложение доходов от реализации (погашения) ценных бумаг, а также с процентного (купонного) дохода по облигациям осуществляется по ставке 13 процентов.
Налоговый агент обязан удержать начисленную сумму налога из доходов налогоплательщика при их фактической выплате. Налоговый агент перечисляет суммы начисленного и удержанного налога не позднее дня, следующего за днем фактического получения налогоплательщиком дохода.
Налоговая база с доходов в виде дивидендов определяется организацией – источником выплаты дивидендов (налоговым агентом) как положительная разница между суммой дивидендов, начисленной акционерам-резидентам РФ, и суммой дивидендов, полученных самим налоговым агентом за отчетный период. Сумма налога, подлежащая удержанию из доходов налогоплательщика, исчисляется налоговым агентом исходя из определенной вышеуказанным способом общей суммы налога и доли налогоплательщика в общей сумме дивидендов. При исчислении налоговой базы налоговые вычеты не применяются.
Доходы в виде дивидендов облагаются по ставке 9 процентов.
Налоговый агент обязан удержать из доходов налогоплательщика при каждой выплате сумму налога и уплатить ее в бюджет. Налоговый агент перечисляет суммы исчисленного и удержанного налога не позднее дня, следующего за днем фактического получения налогоплательщиком дохода.

Налогообложение доходов физических лиц не являющимися налоговыми резидентами, но получающих доходы от источников в Российской Федерации,

Физические лица, не являющиеся налоговыми резидентами РФ, уплачивают налог с доходов от реализации (погашения) ценных бумаг, с доходов в виде дивидендов, а также с доходов в виде процентов, выплачиваемых по ценным бумагам эмитента.
Налоговая база по доходам от реализации (погашения) ценных бумаг определяется источником выплаты (налоговым агентом) как сумма выплаченного дохода без применения налоговых вычетов.
Налоговая ставка устанавливается в размере 30 процентов в отношении всех доходов, получаемых физическими лицами, не являющимися налоговыми резидентами Российской Федерации (п. 3 ст. 224 НК РФ), в том числе и для дивидендов, и для купонного дохода
Налоговый агент обязан удержать из доходов налогоплательщика при каждой выплате сумму налога и уплатить ее в бюджет. Налоговый агент перечисляет суммы исчисленного и удержанного налога не позднее дня, следующего за днем фактического получения налогоплательщиком дохода.
Кроме того, если физическое лицо - получатель дохода от реализации (погашения) ценных бумаг, дивидендов, купонного дохода является резидентом государства, с которым у Российской Федерации имеется действующее соглашение об устранении двойного налогообложения, то применяется порядок налогообложения дивидендов, установленный таким соглашением.

2.Порядок налогообложения юридических лиц

Налогообложение доходов российских организаций

В соответствии с Главой 25 "Налог на прибыль организаций" Налогового Кодекса РФ, российские организации исчисляют и уплачивают налог с доходов от реализации ценных бумаг, с доходов в виде дивидендов, а также с доходов в виде процентов, выплачиваемых по ценным бумагам эмитента.
Налоговая база от реализации ценных бумаг определяется как разница между доходами и расходами, связанными с реализацией (погашением) ценных бумаг.

Доходы налогоплательщика от операций по реализации или иного выбытия ценных бумаг (в том числе погашения) определяются исходя из цены реализации или иного выбытия ценной бумаги, а также суммы накопленного процентного (купонного) дохода, уплаченной покупателем налогоплательщику, и суммы процентного (купонного) дохода, выплаченной налогоплательщику эмитентом. При этом в доход налогоплательщика от реализации или иного выбытия ценных бумаг не включаются суммы процентного (купонного) дохода, ранее учтенные при налогообложении.

Расходы при реализации (или ином выбытии) ценных бумаг, определяются исходя из цены приобретения ценной бумаги (включая расходы на ее приобретение), затрат на ее реализацию, размера, суммы накопленного процентного (купонного) дохода, уплаченной налогоплательщиком продавцу ценной бумаги. При этом в расход не включаются суммы накопленного процентного (купонного) дохода, ранее учтенные при налогообложении.

Проценты, полученные по облигациям, в полной сумме признаются внереализационными доходами (п. 6 ст. 250 НК РФ).

Налоговая ставка устанавливается в размере 24 процента, при этом налог в федеральный бюджет зачисляется по ставке 6,5 процентов; в бюджеты субъектов РФ по ставке 17,5 процентов.

Налог, подлежащий уплате по истечении налогового периода, уплачивается не позднее срока, установленного для подачи налоговых деклараций за соответствующий налоговый период.

Авансовые платежи по итогам отчетного периода уплачиваются не позднее срока, установленного для подачи налоговых деклараций за соответствующий отчетный период.

Ежемесячные авансовые платежи, подлежащие уплате в течение отчетного периода, уплачиваются в срок не позднее 28-го числа каждого месяца этого отчетного периода.

Налоговая база по доходам в виде дивидендов определяется организацией – источником выплаты дивидендов (налоговым агентом) как положительная разница между суммой дивидендов, подлежащих распределению между акционерами в текущем налоговом периоде, уменьшенной на суммы дивидендов, подлежащих выплате налоговым агентом в текущем налоговом периоде, и суммой дивидендов, полученных самим налоговым агентом в текущем отчетном (налоговом) периоде и предыдущем отчетном (налоговом) периоде, если данные суммы дивидендов ранее не участвовали в расчете при определении облагаемого налогом дохода в виде дивидендов.

К налоговой базе по доходам, полученным в виде дивидендов от российской организации, применяется ставка 9%. Налог удерживается эмитентом при выплате дивидендов в пользу российской организации.

Перечисление налога в бюджет производится налоговым агентом в течение 10 дней со дня выплаты дивидендов

Налогообложение доходов иностранных организаций.

Налогообложение иностранной организации зависит от того, осуществляет или не осуществляет она деятельность через постоянное представительство в Российской Федерации.

Налогообложение доходов иностранных организаций, осуществляющих деятельность через постоянное представительство в Российской Федерации.

Иностранные организации, осуществляющие деятельность через постоянное представительство в Российской Федерации исчисляют и уплачивают налог с доходов от реализации ценных бумаг, с доходов в виде дивидендов, а также с доходов в виде процентов, выплачиваемых по ценным бумагам эмитента.

Налоговая база от реализации (гашения) ценных бумаг определяется как разница между доходами и расходами, связанными с реализацией (погашением) ценных бумаг.

Доходы определяются исходя из цены реализации (погашения) ценных бумаг, а также суммы накопленного процентного (купонного) дохода, уплаченной покупателем налогоплательщику, и суммы процентного (купонного) дохода, выплаченной налогоплательщику эмитентом. При этом в доход налогоплательщика от реализации или иного выбытия ценных бумаг не включаются суммы процентного (купонного) дохода, ранее учтенные при налогообложении.

Расходы определяются исходя из цены приобретения (включая расходы на приобретение), затрат на реализацию облигаций, суммы накопленного процентного (купонного) дохода, уплаченной налогоплательщиком продавцу. При этом в расход не включаются суммы

накопленного процентного (купонного) дохода, ранее учтенные при налогообложении. Сумма процентного (купонного) дохода (расхода) по облигации определяется исходя из установленной условиями эмиссии доходности и срока действия облигации.

Проценты полученные по облигациям, в полной сумме признаются внереализационными доходами (п. 6 ст. 250 НК РФ).

Налоговая ставка устанавливается в размере 24 процента, при этом налог в федеральный бюджет зачисляется по ставке 6,5 процентов; в бюджеты субъектов РФ по ставке 17,5 процентов.

Налог, подлежащий уплате по истечении налогового периода, уплачивается не позднее срока, установленного для подачи налоговых деклараций за соответствующий налоговый период статьей 289 настоящего Кодекса.

Авансовые платежи по итогам отчетного периода уплачиваются не позднее срока, установленного для подачи налоговых деклараций за соответствующий отчетный период.

Ежемесячные авансовые платежи, подлежащие уплате в течение отчетного периода, уплачиваются в срок не позднее 28-го числа каждого месяца этого отчетного периода.

Налоговая база по доходам в виде дивидендов определяется организацией – источником выплаты дивидендов (налоговым агентом) как положительная разница между суммой дивидендов, подлежащих распределению между акционерами в текущем налоговом периоде, уменьшенной на суммы дивидендов, подлежащих выплате налоговым агентом в текущем налоговом периоде, и суммой дивидендов, полученных самим налоговым агентом в текущем отчетном (налоговом) периоде и предыдущем отчетном (налоговом) периоде, если данные суммы дивидендов ранее не участвовали в расчете при определении облагаемого налогом дохода в виде дивидендов.

К налоговой базе по доходам, полученным в виде дивидендов от российской организации, применяется ставка 9%. Налог удерживается эмитентом при выплате дивидендов.

Перечисление налога в бюджет производится налоговым агентом в течение 10 дней со дня выплаты дивидендов.

Налогообложение доходов иностранных организаций, не осуществляющих деятельность через постоянное представительство в Российской Федерации.

Иностранные организации, не осуществляющие деятельность через постоянное представительство в Российской Федерации исчисляют и уплачивают налог с доходов от реализации ценных бумаг, с доходов в виде дивидендов, а также с доходов в виде процентов, выплачиваемых по ценным бумагам эмитента.

Налоговая база с доходов от реализации (гашения) ценных бумаг определяется российской организацией – источником выплаты. При определении налоговой базы из суммы доходов в установленном порядке могут вычитаться связанные с ними документально подтвержденные расходы.

Налогообложение доходов от реализации (погашения) ценных бумаг, а также с процентного (купонного) дохода по облигациям осуществляется по ставке 20 процентов. При исчислении налога учитываются установленные международными договорами положения об устранении двойного налогообложения.

Сумма налога, удержанного с доходов иностранных организаций перечисляется налоговым агентом в федеральный бюджет в течение трех дней после дня выплаты денежных средств иностранной организации.

Налог с дохода в виде дивидендов, полученных иностранной организацией от источников в РФ удерживается и уплачивается налоговым агентом, в следующем порядке:

Налоговая база с доходов в виде дивидендов определяется российской организацией – источником выплаты дивидендов (налоговым агентом) как сумма выплачиваемых дивидендов.

Доходы в виде дивидендов облагаются по ставке 15 процентов у источника выплаты. При исчислении налога учитываются установленные международными договорами положения об устранении двойного налогообложения.

Российская организация, выплачивающая дивиденды иностранной организации, выступает налоговым агентом и выплачивает дивиденды за вычетом суммы налога. Перечисление налога в бюджет производится налоговым агентом в течение 10 дней со дня выплаты дивидендов иностранной организации.

8.9. Сведения об объявленных (начисленных) и о выплаченных дивидендах по акциям эмитента, а также о доходах по облигациям эмитента.

Категория акций	Обыкновенные				
отчетный период (год, квартал), за который выплачиваются (выплачивались) объявленные дивиденды	2001 год	2002 год	2003 год	2004 год	2005 год
Размер объявленных (начисленных) дивидендов в расчете на одну акцию, руб.	***0,009318***	***0,00660106***	***0,00858138***	***0,0128721***	***0,013773***
Размер объявленных (начисленных) дивидендов в совокупности по всем акциям, руб.	***24 940 805***	***79 287 989***	***103 074 400***	***154 610 764***	***165 433 037***
наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров
дата проведения собрания, на котором принято решение о выплате (объявлении) дивидендов	07.06.2002 г.	18.06.2003г.	18.06.2004г.	21.06.2005г	19.06.2006г.
дата и номер протокола собрания, на котором принято решение о выплате (объявлении) дивидендов	Протокол № 1 от 07.06.2002г.	Протокол № 3 от 25.06.2003г.	Протокол № 1 от 01.07.2004г.	Протокол № 1 от 27.06.2005г	Протокол № 1 от 03.07.2006г.
срок, отведенный для выплаты объявленных дивидендов	с 1 июля 2002г по 31 декабря 2002г.	В течение финансового года, начиная с 1.07.2003г.	с 15 июля 2004г. по 15 декабря 2004г.	с 15 июля 2005г. по 15 декабря 2005г.	с 1 августа 2006г. до 15 декабря 2006г.
форма и иные условия выплаты объявленных дивидендов	Денежная форма	Денежная форма	Денежная форма	Денежная форма	Денежная форма
общий размер дивидендов, выплаченных по всем акциям, руб.	***21 095 446***	***79 133 404***	***101 845 158***	***153 398 906***	***163 092 278***
Категория, тип акций	**Привилегированные типа А**				
отчетный период (год, квартал), за который выплачиваются (выплачивались) объявленные дивиденды	2001 год	2002 год	2003 год	2004 год	2005 год
Размер объявленных (начисленных) дивидендов в расчете на одну акцию, руб.	***0,027954***	***0,01190046***	***0,03841305***	***0,0161056***	***0,017792***
Размер объявленных (начисленных) дивидендов в совокупности по всем акциям, руб.	***24 940 575***	***46 511 992***	***150 134 347***	***62 949 013***	***69 538 609***
наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров

дата проведения собрания, на котором принято решение о выплате (объявлении) дивидендов	07.06.2002г.	18.06.2003г.	18.06.2004г.	21.06.2005г	19.06.2006г.
дата и номер протокола собрания, на котором принято решение о выплате (объявлении) дивидендов	Протокол № 1 от 07.06.2002г.	Протокол № 3 от 25.06.2003 г.	Протокол № 1 от 01.07.2004г.	Протокол № 1 от 27.06.2005г	Протокол № 1 от 03.07.2006г
срок, отведенный для выплаты объявленных дивидендов	с 1 июля 2002г по 31 декабря 2002г	В течение финансового года, начиная с 1.07.2003г	с 15 июля 2004г. по 15 декабря 2004г.	с 15 июля 2005г. по 15 декабря 2005г.	с 1 августа 2006г. до 15 декабря 2006г.
форма и иные условия выплаты объявленных дивидендов	Денежная форма	Денежная форма	Денежная форма	Денежная форма	Денежная форма
общий размер дивидендов, выплаченных по всем акциям, руб.	***23 648 810***	***45 527 376***	***142 030 638***	***61 092 958***	***66 907 916***

Причиной неполной выплаты дивидендов за рассматриваемые периоды является наличие акционеров, у которых не полностью указаны либо отсутствуют реквизиты для выплаты дивидендов.

За 2002, 2003 г.г. доход по облигациям не выплачивался.

2004 год:

Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***

Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***

Количество облигаций выпуска: ***1 530 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- за 1-ый купонный период (16.01.2004г.) – в размере 110 619 000 руб.;

- за 2-ой купонный период (16.07.2004г.) – в размере 110 619 000 руб.

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

2005 год:

Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***

Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***

Количество облигаций выпуска: ***1 530 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- за 3-ий купонный период (14.01.2005г.) – в размере 110 619 000 руб.;
- за 4-ый купонный период (15.07.2005г.) – в размере 110 619 000 руб.;
Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 04***
Государственный регистрационный номер и дата государственной регистрации: ***4-04-00195-А от 13.04.2004г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.09.2004 г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***62,33 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***124 660 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- за 1-ый купонный период (06.01.2005г.) – в размере 124 660 000 руб.;
- за 2-ой купонный период (07.07.2005г.) – в размере 124 660 000 руб.;
Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***249 320 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 05***
Государственный регистрационный номер и дата государственной регистрации: ***4-05-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.06.2005г.***
Количество облигаций выпуска: ***3 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***45,87 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***137 610 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- ***за 1-ый купонный период (28.10.2005г.) – в размере 137 610 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***137 610 000 руб.***

2006г.:
Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***
Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***
Количество облигаций выпуска: ***1 530 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:

- *за 5-ый купонный период (13.01.2006г.) – в размере 110 619 000 руб.;*
- *за 6-ой купонный период (14.07.2006г.) – в размере 110 619 000 руб.;*

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 04***
Государственный регистрационный номер и дата государственной регистрации: ***4-04-00195-А от 13.04.2004г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.09.2004 г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***62,33 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***124 660 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:

- ***за 3-ий купонный период (10.01.2006г.) – в размере 124 660 000 руб.***
- ***за 4-ый купонный период (06.07.2006г.) – в размере 124 660 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***249 320 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 05***
Государственный регистрационный номер и дата государственной регистрации: ***4-05-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.06.2005г.***
Количество облигаций выпуска: ***3 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***45,87 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***137 610 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:

- ***за 2-ой купонный период (28.04.2006г.) – в размере 137 610 000 руб.***
- ***за 3-й купонный период (27.10.2006г.) – в размере 137 610 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***275 220 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 06***
Государственный регистрационный номер и дата государственной регистрации: ***4-06-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***03.11.2005г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***39,14 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***78 280 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций, далее оферта***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:

- ***за 1-ый купонный период (23.03.2006г.) – в размере 78 280 000 руб.;***
- ***за 2-ой купонный период (21.09.2006г.) – в размере 78 280 000 руб.;***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***156 560 000 руб.***

Вид ценных бумаг: *облигации документарные на предъявителя серии 07*
Государственный регистрационный номер и дата государственной регистрации: ***4-07-00195-А от 27.04.2006г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***06.07.2006г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: *купон*
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***43,13 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***86 260 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций, далее оферта***
Форма выплаты: *денежная*
Период, за который выплачивался доход:
- ***за 1-ый купонный период (22.11.2006г.) – в размере 86 260 000 руб.;***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***86 260 000 руб.***

I квартал 2007г.:
Вид ценных бумаг: *облигации документарные на предъявителя серии 04*
Государственный регистрационный номер и дата государственной регистрации: ***4-04-00195-А от 13.04.2004г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.09.2004 г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: *купон*
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***62,33 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***124 660 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: *денежная*
Период, за который выплачивался доход:
- ***за 5-ий купонный период (09.01.2007г.) – в размере 124 660 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***124 660 000 руб.***

Вид ценных бумаг: *облигации документарные на предъявителя серии 06*
Государственный регистрационный номер и дата государственной регистрации: ***4-06-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***03.11.2005г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: *купон*
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***39,14 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***78 280 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций, далее оферта***
Форма выплаты: *денежная*
Период, за который выплачивался доход:
- ***за 3-ый купонный период (22.03.2007г.) – в размере 78 280 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***78 280 000 руб.***

8.10. Иные сведения.

Иных сведений нет.

ПРИЛОЖЕНИЕ 1

Бухгалтерская отчетность ОАО «Сибирьтелеком»
за 2006 год

БУХГАЛТЕРСКИЙ БАЛАНС

			КОДЫ
		Форма № 01 по ОКУД	**0710001**
на	**31 декабря 2006 года**	Дата (год, месяц, число)	2006.12.31
Организация	**ОАО "Сибирьтелеком" (МРК)**	по ОКПО	**01158832**
Идентификационный номер налогоплательщика	**5407127828**	ИНН	5407127828
Вид деятельности	**эл.связь**	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	**47/16**
Единица измерения:	**тыс.руб.**	по ОКЕИ	**384**
Адрес:	630099 г.Новосибирск ул. М.Горького,53		
		Дата утверждения	
		Дата отправки (принятия)	30.03.2007

АКТИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ					
Нематериальные активы		110	110	748	858
Основные средства		120	120	20 205 221	22 433 227
Капитальные вложения		130	130	826 056	1 316 878
Доходные вложения в материальные ценности		135	135		
Долгосрочные финансовые вложения		140	**140**	1 016 371	1 111 572
в том числе: инвестиции в дочерние общества			141	731 257	837 774
инвестиции в зависимые общества			142	4 546	2 553
инвестиции в другие организации			143	67 307	60 974
прочие долгосрочные финансовые вложения			144	213 261	210 271
Отложенные налоговые активы		145	145	279 626	516 443
Прочие внеоборотные активы		150	150	1 978 829	2 821 611
Итого по разделу I		190	**190**	24 306 851	28 200 589

1	1a	2	2a	3	4
II.ОБОРОТНЫЕ АКТИВЫ					
Запасы		210	**210**	634 868	638 821
в том числе:					
сырье, материалы и другие аналогичные ценности		211	211	463 026	462 733
затраты в незавершенном производстве(издержках обращения)		213	213	134	91
готовая продукция и товары для перепродажи		214	214	29 922	24 984
товары отгруженные		215	215	30	1 821
расходы будущих периодов		216	216	141 742	149 178
прочие запасы и затраты		217	217	14	14
Налог на добавленную стоимость по приобретенным ценностям		220	220	1 482 746	513 171
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)		230	**230**	109 671	91 183
в том числе:					
покупатели и заказчики		231	231	24 664	2 954
авансы выданные			232		
прочие дебиторы			233	85 007	88 229
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)		240	**240**	2 208 349	2 845 280
в том числе:					
покупатели и заказчики		241	241	1 789 159	2 015 256
авансы выданные			242	118 854	312 266
прочие дебиторы			243	300 336	517 758
Краткосрочные финансовые вложения		250	250	5 090	118 390
Денежные средства,		260	260	399 688	397 948
Прочие оборотные активы		270	270	878	1 202
Итого по разделу II		290	**290**	4 841 290	4 605 995
БАЛАНС (сумма строк 190+290)		300	**300**	29 148 141	32 806 584

1	1а	2	2а	3	4
III. КАПИТАЛ И РЕЗЕРВЫ					
Уставный капитал		410	410	2 387 973	2 387 973
Добавочный капитал		420	420	1 874 566	1 804 986
Резервный капитал		430	430	119 399	119 399
Собственные акции, выкупленные у акционеров		411	440		
Нераспределенная прибыль(непокрытый убыток) прошлых лет		470	460	6 701 484	6 536 092
Нераспределенная прибыль (непокрытый убыток) отчетного года		470	470	X	1 254 318
Итого по разделу III		490	**490**	11 083 422	12 102 768
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА					
Кредиты и займы		510	**510**	8 652 724	10 027 367
в том числе:					
кредиты			511	1 651 419	3 027 367
займы			512	7 001 305	7 000 000
Отложенные налоговые обязательства		515	515	489 654	710 860
Прочие долгосрочные обязательства		520	520	930 834	377 223
Итого по разделу IV		590	**590**	10 073 212	11 115 450
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА					
Кредиты и займы		610	**610**	3 268 101	3 834 529
в том числе:					
кредиты			611	1 116 181	1 598 037
займы			612	2 151 920	2 236 492
Кредиторская задолженность,		620	**620**	3 621 610	3 907 051
в том числе:					
поставщики и подрядчики		621	621	2 033 143	2 728 398
авансы полученные		625	622	385 837	479 627
задолженность перед персоналом организации		622	623	147 932	127 481
задолженность перед государственными внебюджетными фондами		623	624	75 145	99 112
задолженность по налогам и сборам		624	625	413 261	148 731
прочие кредиторы		625	626	566 292	323 702
Задолженность участникам (учредителям) по выплате доходов		630	630	36 915	23 489
Доходы будущих периодов		640	640	114 424	104 182
Резервы предстоящих расходов		650	650	950 457	1 667 425
Прочие краткосрочные обязательства		660	660		51 690
Итого по разделу V		690	**690**	7 991 507	9 588 366
БАЛАНС (сумма строк 490+590+690)		700	**700**	29 148 141	32 806 584

Справка о наличии ценностей, учитываемых на забалансовых счетах

Наименование показателя	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
Арендованные основные средства		910	901	993 839	1 339 129
в том числе по лизингу		911	911	619 203	473 546
Товарно-материальные ценности, принятые на ответственное хранение		920	902	49 124	91 134
Товары, принятые на комиссию		930	903	16 434	8 930
Списанная в убыток задолженность неплатежеспособных дебиторов		940	904	592 741	659 995
Обеспечения обязательств и платежей полученные		950	905	18 696	11 157
Обеспечения обязательств и платежей выданные		960	906	3 412 709	4 605 877
Износ жилищного фонда		970	907	3 843	3 143
Износ объектов внешнего благоустройства и других аналогичных объектов		980	908		
Средства оплаты услуг связи			909	133 659	176 677

Справка о стоимости чистых активов

Наименование показателя	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
Чистые активы			1000	11 197 846	12 206 950

Руководитель ____________ **Дадыкин.И.В.** **Главный бухгалтер**________ **Хвощинская Г.И.**

(подпись) (расшифровка подписи) (подпись) (расшифровка подписи)

"05" мая 2007г.

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

			КОДЫ
		Форма № 02 по ОКУД	**0710002**
за	**2006 год**	Дата (год, месяц, число)	2006.12.31
Организация	**ОАО "Сибирьтелеком" (МРК)**	по ОКПО	**01158832**
Идентификационный номер налогоплательщика	**5407127828**	ИНН	5407127828
Вид деятельности	**эл.связь**	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	**47/16**
Единица измерения:	**тыс.руб.**	по ОКЕИ	**384**

Наименование показателя	**Пояснения**	**Код показа-теля**	**Код строки**	**За отчетный период**	**За аналогичный период прошлого года**
1	**1а**	**2**	**2а**	**3**	**4**
I. Доходы и расходы по обычным видам деятельности					
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)		010	010	22 941 812	21 906 693
в том числе от продажи: услуг связи			011	21 620 210	21 455 961
Себестоимость проданных товаров, продукции, работ, услуг		020	020	(19 532 886)	(18 883 058)
в том числе: услуг связи			021	(18 784 447)	(18 635 235)
Прибыль (убыток) от продаж (строки 010 -020)		050	**050**	3 408 926	3 023 635
II. ПРОЧИЕ ДОХОДЫ И РАСХОДЫ					
Проценты к получению		060	060	31 713	53 730
Проценты к уплате		070	070	(1 158 654)	(1 071 352)
Доходы от участия в других организациях		080	080	373 163	145 706
Прочие доходы		090	090	1 133 529	674 014
Прочие расходы		100	100	(1 941 547)	(1 559 113)
Прибыль (убыток) до налогообложения (стр.050+060-070+080+090-100)		140	**140**	1 847 130	1 266 620
Расходы по налогу на прибыль (строки -151+/-152+/-153) в том числе:			**150**	(592 812)	(560 067)
отложенные налоговые обязательства		142	151	(221 206)	(55 058)
отложенные налоговые активы		141	152	236 817	25 086
Текущий налог на прибыль		150	153	(608 423)	(530 095)

Чистая прибыль (убыток) отчетного периода (строки 140-150)		190	190	1 254 318	706 553
СПРАВОЧНО Условный расход /доход по налогу на прибыль			201	(443 311)	(303 989)
Постоянные налоговые обязательства		200	202	(312 754)	(361 491)
Постоянные налоговые активы		200	203	163 253	105 413

Наименование показателя	Пояснения	Код показа-теля	Код строки	За отчетный период	За аналогичный период прошлого года
1	1а	2	2а	3	4
Базовая прибыль (убыток) на акцию			301	0,00091	0,00005
Разводненная прибыль (убыток) на акцию			302		

*** Заполняется в годовой бухгалтерской отчетности**

Расшифровка отдельных прибылей и убытков

Наименование показателя	Код показателя	Код строки	За отчетный период		За аналогичный период предыдущего года	
			прибыль	убыток	прибыль	убыток
1	1а	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании		401	5 107	(1 251)	6 223	(860)
Прибыль (убыток) прошлых лет		402	86 700	(147 882)	173 221	(164 699)
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств		403	11 032	(739)	6 162	(863)
1	1а	2	3	4	5	6
Курсовые разницы по операциям в иностранной валюте		404	11 728	(2 880)	11 412	(5 383)
Отчисления в оценочные резервы		405	345 900	(95 675)	254 427	(121 697)
Списание дебиторских и кредиторских задолженностей		406	77 569	(22 907)	15 681	(22 709)

Руководитель __________ Дадыкин И.В. (подпись) (расшифровка подписи)

Главный бухгалтер ________ Хвощинская Г.И. (подпись) (расшифровка подписи)

"05" мая 2007 г.

ОТЧЕТ ОБ ИЗМЕНЕНИЯХ КАПИТАЛА

			КОДЫ
		Форма № 03 по ОКУД	0710003
за	2006 год	Дата (год, месяц, число)	2006.12.31
Организация	ОАО "Сибирьтелеком" (МРК)	по ОКПО	01158832
Идентификационный номер налогоплательщика	5407127828	ИНН	5407127828
Вид деятельности	эл.связь	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	47/16
Единица измерения:	тыс.руб.	по ОКЕИ	384

1.Изменение капитала

Наименование показателя	Код показателя	Код строки	Уставный капитал	Добавочный капитал	Резервный капитал	Нераспределенная прибыль (непокрытый убыток)	Итого
1	1а	2	3	4	5	6	7
Остаток на 31 декабря 2004 года		**100**	2 387 973	1 966 411	119 399	6 029 900	10 503 683
2005 год							
Изменения в учетной политике		101	X	X	X	121 136	121 136
Результат от переоценки объектов основных средств		102	X		X		
Прочее		103	X		X		
Остаток на 1 января 2005 года		**104**	2 387 973	1 966 411	119 399	6 151 036	10 624 819
Изменение статей капитала:		**200**		(91 845)		552 022	460 177
Результат от пересчета иностранных валют		201	X		X	X	
Чистая прибыль (убыток) отчетного года		202	X	X	X	708 127	708 127
Дивиденды		203	X	X	X	(217 559)	(217 559)
Отчисления в резервные фонды		204	X	X			
Дополнительный выпуск акций за счет собственных источников		205			X		
Увеличение номинальной стоимости акций		206			X		
Изменение капитала при выбытии объектов основных средств		207	X	(83 594)	X	83 594	
Прочее		208		(8 251)		(22 140)	(30 391)
Увеличение величины капитала за счет:		**210**					
дополнительного выпуска акций за счет средств акционеров		211			X	X	
реорганизации юридического лица		212					

прочее		213					
Уменьшение величины капитала за счет:		**220**					
уменьшения количества акций		221		X	X		
уменьшения номинала акций		222		X	X	X	
реорганизации юридического лица		223					
прочее		224					
Остаток на 31 декабря 2005 года		**300**	2 387 973	1 874 566	119 399	6 703 058	11 084 996
2006 год							
Изменения в учетной политике		301	X	X	X	(1 574)	(1 574)
Результат от переоценки объектов основных средств		302	X		X		
Прочее		303	X		X		
Остаток на 1 января 2006 года	**100**	**304**	2 387 973	1 874 566	119 399	6 701 484	11 083 422
Изменение статей капитала:		**400**		(69 580)		1 088 926	1 019 346
Результат от пересчета иностранных валют		401	X		X	X	
Чистая прибыль (убыток) отчетного года		402	X	X	X	1 254 318	1 254 318
Дивиденды		403	X	X	X	(234 972)	(234 972)
Отчисления в резервные фонды	110	404	X	X			
Дополнительный выпуск акций за счет собственных источников	121	405			X		
Увеличение номинальной стоимости акций	122	406			X		
Изменение капитала при выбытии объектов основных средств		407	X	(69 580)	X	69 580	
Прочее		408					
Увеличение величины капитала за счет:		**410**					
дополнительного выпуска акций за счет средств акционеров	121	411			X	X	
реорганизации юридического лица	123	412					
прочее		413					
Уменьшение величины капитала за счет:		**420**					
уменьшения количества акций	132	421		X	X		
уменьшения номинала акций	131	422		X	X	X	
1	**1a**	**2**	**3**	**4**	**5**	**6**	**7**
реорганизации юридического лица	133	423					
прочее		424					

Остаток на 31 декабря 2006 года	**140**	**500**	2 387 973	1 804 986	119 399	7 790 410	12 102 768

2.Резервы

Наименование показателя	Код показа-теля	Код строки	Остаток на начало года	Поступило	Использо-вано /восстанов-лено	Остаток на конец года
1	1а	2	3	4	5	6
Резервы, образованные в соответствии с законодательством:						
Резервный фонд						
данные 2005 года		601	119 399			119 399
данные 2006 года		602	119 399			119 399
Резервы, образованные в соответствии с учредительными документами:						
Фонд акционирования работников Общества						
данные 2005 года		603				
данные 2006 года		604				
Оценочные резервы:						
Резервы по сомнительным долгам						
данные 2005 года		605	974 785	121 670	(345 423)	751 032
данные 2006 года		606	751 032	82 693	(416 335)	417 390
Резервы под обесценение финансовых вложений						
данные 2005 года		607	3 154	27	(13)	3 168
данные 2006 года		608	3 168			3 168
Резерв под снижение стоимости материальных ценностей						
данные 2005 года		609				
данные 2006 года		610		12 982		12 982
Резервы предстоящих расходов:						
данные 2005 года		611	476 148	911 169	(436 860)	950 457
данные 2006 года		612	950 457	1 643 784	(926 816)	1 667 425
Резервы по условным обязательствам :						
данные 2005 года		613				
данные 2006 года		614		51 690		51 690

Руководитель __________ Дадыкин И.В. (подпись) (расшифровка подписи)

Главный бухгалтер ________ Хвощинская Г.И. (подпись) (расшифровка подписи)

"05" мая 2007 г.

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

			КОДЫ
		Форма № 04 по ОКУД	**0710004**
за	**2006 год**	Дата (год, месяц, число)	2006.12.31
Организация	**ОАО "Сибирьтелеком" (МРК)**	по ОКПО	**01158832**
Идентификационный номер налогоплательщика	**5407127828**	ИНН	5407127828
Вид деятельности	**эл.связь**	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	**47/16**
Единица измерения:	**тыс.руб.**	по ОКЕИ	**384**

Наименование показателя	Код показателя	Код строки	За отчетный год	За аналогичный период прошлого года
1	1а	2	3	4
ОСТАТОК ДЕНЕЖНЫХ СРЕДСТВ НА НАЧАЛО ОТЧЕТНОГО ГОДА		**010**	399 688	254 421
ТЕКУЩАЯ ДЕЯТЕЛЬНОСТЬ **Поступило денежных средств по текущей деятельности**		**020**	31 244 816	28 051 352
средства, полученные от покупателей, заказчиков		021	24 604 344	24 430 763
средства, полученные в качестве агента		022	4 919 081	3 402 630
прочие доходы		023	1 721 391	217 959
Денежные средства, направленные:		**030**	(26 167 174)	(23 775 540)
на оплату приобретенных товаров, работ, услуг, сырья и иных оборотных активов	150	031	(7 173 121)	(7 122 593)
на оплату труда	160	032	(6 169 851)	(5 554 206)
на выплату процентов	170	033	(1 221 720)	(995 928)
на расчеты по налогам и сборам	180	034	(5 689 065)	(5 195 896)
на расчеты по агентским договорам		035	(4 467 229)	(3 364 474)
на прочие расходы		036	(1 446 188)	(1 542 443)
Чистые денежные средства от текущей деятельности		**040**	5 077 642	4 275 812
ИНВЕСТИЦИОННАЯ ДЕЯТЕЛЬНОСТЬ **Поступило денежных средств по инвестиционной деятельности**		**050**	1 246 779	4 209 206
поступления от реализации объектов основных средств и иных внеоборотных активов	210	051	40 000	35 725

поступления от погашения и реализации ценных бумаг, реализации паев, долей и иных финансовых вложений	220	052	815 866	3 978 652
полученные дивиденды, доходы от долевого участия	230	053	373 163	141 388
полученные проценты	240	054	14 596	34 686
поступления от погашения займов, предоставленных другим организациям	250	055	300	300
прочие доходы от инвестиционной деятельности		056	2 854	18 455
Денежные средства, направленные:		**060**	(7 610 398)	(11 236 119)
на приобретение и создание объектов основных средств и иных внеоборотных активов	290	061	(6 755 105)	(7 362 372)
на приобретение акций, паев, долей	280	062	(152 192)	(13 154)
на приобретение долговых ценных бумаг и иных финансовых вложений	300	063	(703 101)	(3 853 397)
на предоставление займов другим организациям	310	064		(600)
прочие расходы по инвестиционной деятельности		065		(6 596)
Чистые денежные средства от инвестиционной деятельности	**340**	**070**	(6 363 619)	(7 026 913)
ФИНАНСОВАЯ ДЕЯТЕЛЬНОСТЬ **Поступило денежных средств по финансовой деятельности**		**080**	6 196 018	8 100 002
полученные займы и кредиты		081	6 184 524	8 090 248
прочие доходы по финансовой деятельности		082	11 494	9 754
Денежные средства, направленные:		**090**	(4 911 781)	(5 203 634)
на погашение займов и кредитов (без процентов)		091	(4 043 112)	(4 217 570)
на погашение обязательств по финансовой аренде		092	(645 689)	(763 296)
на выплату дивидендов	170	093	(222 980)	(222 768)
прочие расходы по финансовой деятельности		094		
Чистые денежные средства от финансовой деятельности		**100**	1 284 237	2 896 368
Чистое увеличение (уменьшение) денежных средств		**110**	(1 740)	145 267
ОСТАТОК ДЕНЕЖНЫХ СРЕДСТВ НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА		**120**	397 948	399 688
Величина влияния изменений курса иностранной валюты по отношению к рублю		130		

Руководитель ___________ Дадыкин И.В. **Главный бухгалтер** ________ Хвощинская Г.И.

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"05" мая 2007 г.

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ

			КОДЫ
		Форма № 05 по ОКУД	**0710005**
на	**31 декабря 2006 года**	Дата (год, месяц, число)	2006.12.31
Организация	**ОАО "Сибирьтелеком" (МРК)**	по ОКПО	**01158832**
Идентификационный номер налогоплательщика	**5407127828**	ИНН	5407127828
Вид деятельности	эл.связь	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	**47/16**
Единица измерения:	**тыс.руб.**	по ОКЕИ	**384**

1. Нематериальные активы

Наименование показателя	Код пока-за-теля	Код строки	На начало отчетного года	Поступило	Выбыло	На конец отчетного года
1	1а	2	3	4	5	6
Объекты интеллектуальной собственности (исключительные права на результаты интеллектуальной собственности)	010	**101**	942	129		1 071
из них: у патентообладателя на изобретение, промышленный образец, полезную модель	011	102				
у правообладателя на программы ЭВМ, базы данных	012	103	879	70		949
у владельца на товарный знак и знак обслуживания, наименование места происхождения товаров	014	104	63			63
другие	015	105		59		59
Прочие	040	106				
Итого		**110**	942	129		1 071

Наименование показателя	Код пока-за-теля	Код строки	На начало отчетного года	На конец отчетного периода
1	1а	2	3	4
Амортизация нематериальных активов - всего	050	**120**	194	213
в том числе: *у патентообладателя на изобретение, промыш-ленный образец, полезную модель*		121		
у правообладателя на программы ЭВМ, базы данных		122	177	177
у владельца на товарный знак и знак обслуживания, наименование места происхождения товаров		123	17	23
другие		124		13

2.Основные средства

Наименование показателя	Код пока-за-теля	Код строки	На начало отчетного года	Поступило	Выбыло	На конец отчетного года
1	1а	2	3	4	5	6
Здания		201	2 713 495	192 645	(17 632)	2 888 508
Сооружения и передаточные устройства		202	10 083 227	1 828 573	(147 450)	11 764 350
Машины и оборудования		203	17 008 520	2 774 548	(356 647)	19 426 421
Транспортные средства		204	383 359	47 760	(15 308)	415 811
Вычислительная и оргтехника		205	1 441 585	704 451	(32 601)	2 113 435
Жилой фонд		206	39 577	2 848	(12 390)	30 035
Земельные участки и объекты природопользования		207	7 405	1 362	(47)	8 720
Другие виды основных средств		208	558 370	165 811	(16 974)	707 207
Итого		**210**	32 235 538	5 717 998	(599 049)	37 354 487

Наименование показателя	Код показателя	Код строки	На начало отчетного года	На конец отчетного года
1	1а	2	3	4
Амортизация основных средств - всего	140	**220**	12 030 317	14 921 260
в том числе: *здания*		221	592 055	637 871
сооружения и передаточные устройства		222	3 494 081	3 977 576
машины и оборудования		223	6 606 916	8 391 804
транспортные средства		224	235 773	272 530
вычислительная и оргтехника		225	714 235	1 195 044
другие виды основных средств		226	387 257	446 435
Из строки 210 передано в аренду объектов основных средств - всего		**230**	184 929	537 697
в том числе: здания		231	160 046	519 685
сооружения и передаточные устройства		232	11 706	7 542
машины и оборудования		233	4 920	3 265
транспортные средства		234	2 530	1 882
другие виды основных средств		235	5 727	5 323
Из строки 210 передано объектов основных средств на консервацию		240	25 805	24 393

СПРАВОЧНО	Код показа-теля	Код строки	На начало отчетного года	На конец отчетного года
1	1а	2	3	4
Результата от переоценки объектов основных средств:		**250**		X
первоначальной (восстановительной) стоимости	171	251		X
амортизации	172	252		X
Получено объектов основных средств в аренду - всего		**260**	993 839	1 339 129
в том числе: здания		261	290 945	345 834
сооружения и передаточные устройства		262	68 551	176 828
машины и оборудования		263	560 464	531 340
транспортные средства		264	4 601	3 597
другие виды основных средств		265	69 278	281 530
Объекты недвижимости, находящиеся в эксплуатации и принятые в состав основных средств до регистрации права собственности		270	2 374 181	2 277 998

3.Доходные вложения в материальные ценности

Наименование показателя	Код показа-теля	Код строки	На начало отчетного года	Поступило	Выбыло	На конец отчетного года
Имущество для передачи в лизинг		301				
Имущество, предоставляемое по договору проката		302				
Прочие		303				
Итого		**310**				

Наименование показателя	Код пока-за-теля	Код строки	На начало отчетного года	На конец отчетного года
1	1а	2	3	4
Амортизация доходных вложений в материальные ценности		311		

4.Расходы на научно-исследовательские, опытно-конструкторские и технологические работы

Виды работ наименование	Код пока-за-теля	Код строки	Начало отчетного года	Поступило	Списано	На конец отчетного года
1	1а	2	3	4	5	6
Завершенные НИОКР, результаты которых используются для производственных либо управленческих нужд организации	310	400				

СПРАВОЧНО	Код показа-теля	Код строки	На начало отчетного года	На конец отчетного периода
1	1а	2	3	4
Сумма расходов по незаконченным научно-исследовательским, опытно-констукторским и технологическим работам	320	401		

СПРАВОЧНО	Код пока-за-теля	Код строки	За отчетный период	За аналогичный период предыдущего года
1	1а	2	3	4
Сумма расходов отнесенных на расходы по обычным видам деятельности		402		
Сумма не давших положительных результатов расходов по научно-исследовательским, опытно-констукторским и технологическим работам, отнесенных на прочие расходы		403		

5.Финансовые вложения

Наименование показателя	Код пока-за-теля	Код строки	Долгосрочные		Краткосрочные	
			На начало отчетного года	На конец отчетного периода	На начало отчетного года	На конец отчетного периода
1	1а	2	3	4	5	6
Вклады в уставные (складочные) капиталы других организаций - всего	510	501	803 110	901 301		
1	1а	2	3	4	5	6
в том числе: дочерних и зависимых хозяйственных обществ	511	502	735 803	840 327		
Облигации государственные, муниципальные и сторонних организаций	515	503				
Векселя	520	504	3 261	271	3 080	3 347
Предоставленные займы	525	505	210 000	210 000	300	
Депозитные вклады	530	506				
Прочие	535	507			1 710	115 043
Итого	540	**510**	1 016 371	1 111 572	5 090	118 390
Из общей суммы финансовые вложения, имеющие текущую рыночную стоимость: Вклады в уставные (складочные) капиталы других организаций - всего	550	511	47 039			114 478
в том числе: дочерних и зависимых хозяйственных обществ	551	512				
Облигации государствен-ные, муниципальные и сторонних организаций	555	513				
Векселя	560	514				
Прочие	565	515				
Итого	570	**520**	47 039			114 478
СПРАВОЧНО По финансовым вложениям, имеющим текущую рыночную стоимость, изменение стоимости в результате корректировки оценки	580	521	29 922			67 439

6. **Расходы по обычным видам деятельности (по элементам затрат)**

Наименование показателя	Код пока-зателя	Код строки	За отчетный год	За предыдущий год
Материальные затраты	710	601	(4 277 872)	(5 645 847)
Затраты на оплату труда	720	602	(7 604 050)	(6 615 787)
Отчисления на социальные нужды	730	603	(1 788 201)	(1 564 821)
Амортизация	740	604	(2 928 082)	(2 512 946)
Прочие затраты	750	605	(2 934 681)	(2 543 657)
Итого по элементам затрат	760	**610**	(19 532 886)	(18 883 058)
Изменение остатков (прирост [+], уменьшение [-]): незавершенного производства	765	621	43	9
расходов будущих периодов	766	622	7 436	(58 498)

7.Обеспечения

Наименование показателя	Код показа-теля	Код строки	На начало отчетного года	На конец отчетного периода
Обеспечения полученные - всего		**710**	18 696	11 157
в том числе: гарантии банков		711		
поручительства третьих лиц		712	16 320	2 700
векселя		713	36	
имущество, находящееся в залоге		**714**	2 340	8 457
из него: объекты основных средств		715		
ценные бумаги и иные финансовые вложения		716		
другое имущество		717	2 340	8 457
прочее		718		
Обеспечения выданные - всего		**720**	3 412 709	4 605 877
в том числе: поручительства третьих лиц		721	1 217 135	868 879
векселя		722		
имущество, находящееся в залоге		**723**	2 195 574	3 736 998
из него: объекты основных средств		724	2 195 574	3 733 752
ценные бумаги и иные финансовые вложения		725		3 246
другое имущество		726		
прочее		727		

8. Государственная помощь

Наименование показателя	Код пока-за-теля	Код строки	За отчетный год	За аналогичный период предыдущего года
1	1а	2	3	4
Получено в отчетном году бюджетных средств - всего	910	**810**	5 815	2 854
в том числе: Средства на финансирование капитальных расходов		811	5 800	2 854
Средства на финансирование текущих расходов		812	15	

Наименование показателя	Код пока-за-теля	Код строки	На начало отчетного года	Получено за отчетный период	Возвращено за отчетный период	На конец отчетного периода
1	1а	2	3	4	5	6
Бюджетные кредиты - всего	920	**820**	233 237	5 067	(237 154)	1 150
Средства на финансирование капитальных расходов		821	233 237	5 067	(237 154)	1 150
Средства на финансирование текущих расходов		822				

Руководитель ____________ Дадыкин И.В. **Главный бухгалтер** _______ Хвощинская Г.И.
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"05" мая 2007 г.

ПОЯСНИТЕЛЬНАЯ ЗАПИСКА
К
БУХГАЛТЕРСКОЙ ОТЧЕТНОСТИ
ОАО «СИБИРЬТЕЛЕКОМ»

ЗА 2006 ГОД

2. Общие сведения

Открытое акционерное общество «Сибирьтелеком», сокращенное название ОАО «Сибирьтелеком», ИНН5407127828 / КПП 997750001, (далее Общество) зарегистрировано 30 мая 1994 года Новосибирской регистрационной палатой, регистрационный № ГР 1161.

Численность персонала Общества по состоянию на 31 декабря 2006 г. составила 38 331 человек (31 декабря 2005 г. – 42 251 человек).

Общество зарегистрировано по адресу: Россия, 630099, г. Новосибирск, ул. М.Горького,53.

Основной государственный регистрационный номер – 1025403189778

Основными видами деятельности Общества являются:

- предоставление услуг местной и внутризоновой телефонной связи;
- предоставление услуг сотовой радиотелефонной связи;
- предоставление услуг подвижной радиотелефонной связи;
- предоставление услуг подвижной радиосвязи;
- предоставление услуг персонального радиовызова;
- предоставление услуг персонального радиовызова с уплотнением канала ОВЧ ЧМ;
- предоставление в аренду каналов связи;
- предоставление услуг телематических служб;
- предоставление услуг передачи данных;
- предоставление услуг телеграфной связи (прием, передача и доставка телеграмм, услуги сети АТ/Телекс);
- предоставление услуг кабельного ТВ;
- предоставление услуг проводного вещания;
- предоставление услуг ТВ вещания с использованием передающих устройств;
- предоставление услуг радиовещания с использованием передающих устройств;
- предоставление услуг местной телефонной связи с использованием средств радиодоступа;
- предоставление услуг ТВ вещания с использованием передающих устройств (MMDS), осуществление ТВ вещания;
- осуществление работ с использованием сведений, составляющих государственную тайну;
- осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны;
- осуществление мероприятий и (или) оказание услуг по защите государственной тайны, связанных с функционированием органа шифровальной службы;
- осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны в части технической защиты информации;
- организация и осуществление мероприятий по обеспечению защиты тайны связи и другой, охраняемой законом тайны;
- проектирование зданий и сооружений с разработкой специальных разделов: охрана окружающей среды, пожарная безопасность и др.;
- экспертиза предпроектной и проектной документации;
- строительство, капитальный ремонт, реконструкция, расширение, техническое перевооружение гражданских сооружений, сооружений связи;
- геодезическая и картографическая деятельность;
- обучение, переподготовка и повышение квалификации кадров, организация образовательного процесса в детских дошкольных учреждениях;
- техническое обслуживание, ремонт и продажа контрольно-кассовых машин;
- техническое обслуживание, ремонт и продажа средств связи;
- монтаж, ремонт и техническое обслуживание систем охранной сигнализации;
- организация восстановления сетей и средств связи при авариях и повреждениях;
- приоритетное предоставление услуг и средств связи в интересах обороны, государственного управления, безопасности и правопорядка;
- выполнение мероприятий по обеспечению услугами связи в чрезвычайных ситуациях;
- реализация в установленном порядке планов мобилизационной подготовки сети связи и мероприятий при чрезвычайных ситуациях;
- оказание консультационных, научно-технических, рекламных услуг;
- осуществление посреднической, оптово-розничной и торгово-закупочной коммерческой деятельности с созданием для этой цели материально-технической базы, в том числе магазинов, а

также совершение сделок с недвижимостью, автотранспортом и иным имуществом;

- производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений, деятельность по предупреждению и тушению пожаров;
- транспортное обслуживание (в том числе перевозка пассажиров, грузов автотранспортом), ремонт и техническое обслуживание автотранспортных средств;
- осуществление консалтинговой, посреднической, агентской, маркетинговой, дилерской деятельности;
- эксплуатация подъемных сооружений (лифтов);
- осуществление деятельности по эксплуатации опасных производственных объектов;
- осуществление операций с ценными бумагами;
- организация и развитие подсобных и сельских хозяйств, промышленное рыболовство и животноводство;
- эксплуатация кабельных переходов связи по водным путям;
- производство, передача и распределение электрической и тепловой энергии;
- оказание медицинских, коммунально-бытовых, социально-культурных, жилищно-коммунальных и гостиничных услуг.

Сведения о реестродержателе (Регистратор):

Наименование: ***Открытое акционерное общество «Объединенная регистрационная компания», ОАО «ОРК»***
Место нахождения: ***Россия, г. Москва, ул. Пятницкая, 70***
Тел./Факс: ***(495) 933-42-21***
Адрес электронной почты: ***ork@ork-reestr.ru***
Номер лицензии: ***10-000-1-00314***
Дата выдачи: ***30.03.2004***
Срок действия: ***без ограничения срока действия***
Орган, выдавший лицензию: ***ФКЦБ России***

Сведения об аудиторе:

Полное наименование: ***Закрытое акционерное общество «КПМГ»***
Сокращенное наименование: ***ЗАО «КПМГ»***
Место нахождения ***Российская Федерация, г. Москва, Олимпийский проспект д. 18/1, ком. 3035***
ИНН: ***7702019950***
Тел.: ***(495) 937 44 77*** Факс: ***(495) 937 44 00***
Данные о лицензии аудитора:
Номер лицензии: ***Е 003330***
Дата выдачи: ***17.01.2003***
Срок действия: ***17.01.2008***
Орган, выдавший лицензию: ***Министерство финансов РФ***

В состав Совета директоров Общества входят:

Председатель Совета директоров:

Беляев Константин Владимирович[3]	- заместитель генерального директора ОАО «Связьинвест», председатель Совета директоров ОАО «Сибирьтелеком»

Члены Совета директоров:

Бескоровайный Андрей Владимирович	- руководитель Федерального агентства связи
Ермолич Александр Аркадьевич	- начальник отдела департамента корпоративного управления ОАО «Связьинвест»
Забузова Елена Викторовна	- директор департамента экономического планирования и бюджетирования ОАО «Связьинвест»
Коваленко Геннадий Иванович	- начальник отдела департамента правового обеспечения ОАО «Связьинвест»
Кузнецов Сергей Иванович	- советник генерального директора ОАО «Связьинвест»
Никулин Анатолий Иванович	- генеральный директор ОАО «Сибирьтелеком», заместитель председателя Совета директоров ОАО «Сибирьтелеком»
Репин Игорь Николаевич	- заместитель исполнительного директора Ассоциации по защите прав инвесторов
Ситников Сергей Георгиевич	- ректор Сибирского государственного университета телекоммуникаций и информатики
Статьин Владимир Анатольевич	- генеральный директор Некоммерческого партнерства «Объединение по Защите Интересов Акционеров Предприятий и Организаций»
Чечельницкий Евгений Александрович[4]	- заместитель генерального директора ОАО «Связьинвест»

В состав Правления Общества входят:

Никулин Анатолий Иванович	- генеральный директор ОАО «Сибирьтелеком», председатель Правления
Дадыкин Иван Витальевич	- первый заместитель генерального директора
Борзенко Иван Иванович	- заместитель генерального директора – директор по безопасности
Гриб Анатолий Викторович	- заместитель генерального директора – директор по корпоративному управлению и информационным технологиям
Киричек Нина Ивановна	- заместитель генерального директора – директор по управлению персоналом
Ноздрин Владимир Викторович	- заместитель генерального директора – технический директор ОАО «Сибирьтелеком»
Шейфер Александр Андреевич	- заместитель генерального директора – директор по экономике и финансам ОАО «Сибирьтелеком»
Хвощинская Галина Ивановна	- главный бухгалтер ОАО «Сибирьтелеком»
Шаповалов Владимир Николаевич	- заместитель генерального директора – директор по развитию бизнеса ОАО«Сибирьтелеком»

[3] В должности председателя Совета Директоров до 01 марта 2007 года.
[4] В должности председателя Совета Директоров с 01 марта 2007 года.

В состав Ревизионной комиссии Общества входят:

Воробьева Наталья Сергеевна	- начальник отдела департамента экономической и тарифной политики ОАО «Связьинвест»
Королева Ольга Григорьевна	- главный бухгалтер ОАО «Связьинвест»
Сельвич Елена Петровна	- директор департамента финансов ОАО «Связьинвест»
Чарковский Вячеслав Юрьевич	- главный специалист департамента бухгалтерского учета ОАО «Связьинвест»

3. Учетная политика

Настоящая бухгалтерская отчетность Общества подготовлена на основе следующей учетной политики.

Основные подходы к подготовке годовой бухгалтерской отчетности

Бухгалтерский учет в Обществе ведется в соответствии с Федеральным законом № 129-ФЗ от 21 ноября 1996 г. «О бухгалтерском учете» (с изменениями от 23 июля 1998 г., 28 марта, 31 декабря 2002 г., 10 января, 28 мая, 30 июня 2003 г.) и «Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденным Приказом Министерства Финансов РФ № 34н от 29 июля 1998 г. (с изменениями от 30 декабря 1999 г. и 24 марта 2000 г.), а также действующими положениями по бухгалтерскому учету.

Бухгалтерская отчетность Общества за 2006 год подготовлена в соответствии с тем же Законом и положениями исходя из допущения о том, что Общество будет продолжать свою деятельность в обозримом будущем и у него отсутствуют намерения и необходимость ликвидации или существенного сокращения деятельности и, следовательно, обязательства будут погашаться в установленном порядке.

Активы и обязательства в иностранных валютах

При учете хозяйственных операций, совершенных в иностранных валютах, применялся официальный курс иностранной валюты к рублю, действовавший в день совершения операции. Денежные активы и обязательства, стоимость которых выражена в иностранной валюте, отражены в бухгалтерской отчетности в суммах, исчисленных на основе курсов валют, установленных Центральным банком Российской Федерации на отчетные даты (рублей за единицу валюты):

Валюта	31 декабря 2005 года	31 декабря 2006 года
Доллар США	28,7825	26,3311
Евро	34,1850	34,6965

Курсовые разницы, возникшие в течение года по операциям с активами и обязательствами, а также при пересчете их по состоянию на отчетную дату, отнесены в состав прочих доходов и расходов.

В отчете о движении денежных средств рублевый эквивалент валютных остатков на начало года и движений иностранной валюты в течение года рассчитаны по официальному курсу валюты, действующему на 31 декабря 2006 года, и соответственно сопоставимые данные рассчитаны по официальному курсу валюты, действующему на 31 декабря 2006 года.

Краткосрочные и долгосрочные активы и обязательства

В отчетности активы (обязательства) отнесены к краткосрочным, если срок обращения (погашения) их не превышает 12 месяцев после отчетной даты. Все остальные активы и обязательства представлены в отчетности как долгосрочные.

Нематериальные активы

В составе нематериальных активов отражены исключительные права на справочно-информационную базу, товарный знак (знак обслуживания), сайт Webstream.

В отчетности нематериальные активы показаны по первоначальной стоимости за минусом сумм амортизации, накопленной за все время использования.

Стоимость нематериальных активов погашается путем начисления амортизации линейным способом в течение установленного срока полезного использования. Срок полезного использования определяется специально созданной комиссией и утверждается в установленном порядке исходя из ожидаемого срока использования объекта, в течение которого Общество предполагает получать экономическую выгоду (доход) от его использования.

Основные средства

Объекты основных средств приняты к учету по первоначальной стоимости.

Первоначальной стоимостью основных средств, приобретенных за плату, признается сумма фактических затрат на приобретение, сооружение и изготовление, за исключением налога на добавленную стоимость и иных возмещаемых налогов (кроме случаев, предусмотренных законодательством Российской Федерации).

Первоначальной стоимостью основных средств, приобретенных в обмен на товары (ценности), отличные от денежных средств, признана стоимость переданных или подлежащих передаче активов. Последняя устанавливалась исходя из цены, по которой в сравнимых обстоятельствах обычно Общество определяло стоимость аналогичных товаров (ценностей).

В балансе основные средства показаны по первоначальной (восстановительной) стоимости за минусом сумм амортизации, накопленной за все время эксплуатации.

В составе основных средств учтены объекты недвижимости принятые в эксплуатацию и фактически используемые до государственной регистрации прав собственности на такие объекты.

Амортизация основных средств начисляется линейным способом исходя из принятых сроков полезного использования:

здания производственные	-	5 - 30 лет
сооружения и передаточные устройства	-	5 - 30 лет
оборудование связи	-	3 - 20 лет
транспортные средства	-	3 - 15 лет
вычислительная и оргтехника	-	3 - 5 лет
прочие объекты	-	1,5 – 25 лет

По земельным участкам амортизация не начисляется.

По объектам жилищного фонда и объектам внешнего благоустройства, введенным в эксплуатацию до 2006 года, амортизация не начисляется. В 2006 году ввода в эксплуатацию указанных объектов не производилось и, соответственно, амортизация не начислялась.

Затраты на проведение всех видов ремонта включены в расходы по обычным видам деятельности отчетного периода. Резерв предстоящих расходов на ремонт основных средств не создавался.

Начисленные до принятия к учету объектов основных средств проценты по полученным кредитам и займам, использованным для финансирования строительства (реконструкции, модернизации) объектов основных средств, а также в качестве предоплаты приобретенных объектов основных средств включены в их первоначальную стоимость. Проценты, начисленные после принятия построенных (реконструированных, модернизированных) объектов основных средств к учету или после принятия на баланс предоплаченных основных средств, отражены в отчете о прибылях и убытках в составе прочих расходов.

По основным средствам, полученным до 2004 года по договорам финансовой аренды (лизинга) и учтенным в составе основных средств, амортизация начисляется линейным способом, исходя из

срока полезного использования с применением коэффициента ускоренной амортизации, определенного условиями договора, но не выше 3.

Амортизация по основным средствам, полученным начиная в 2004 года по договорам финансовой аренды (лизинга) и учтенным в составе основных средств Общества, начисляется линейным способом, исходя из срока полезного использования, установленного равным сроку действия договора финансовой аренды (лизинга).

Амортизация по основным средствам, полученным в 2005-2006 годах по договорам финансовой аренды (лизинга) и учтенным в составе основных средств Общества, начисляется линейным способом, исходя из срока полезного использования, установленного, исходя из технико-экономических показателей объекта с момента ввода объекта в эксплуатацию. Изменение подхода предполагает, что сроки полезного использования указанных основных средств будут определяться, в первую очередь, исходя из ожидаемой производительности, а также условий и режима эксплуатации объектов.
Руководство Общества полагает, что это позволит более точно определить период, в течение которого использование объектов основных средств будет приносить доход Обществу.

Финансовые вложения

Финансовые вложения, по которым не определяется текущая рыночная стоимость, отражены в бухгалтерском балансе по их первоначальной стоимости.

Первоначальная стоимость финансовых вложений:

- приобретенных за плату определена как сумма фактических затрат Общества на приобретение,
- приобретенных по договорам, предусматривающим исполнение обязательств (оплату) неденежными средствами, определена как стоимость активов, переданных Обществом,
- в виде инвестиций в капиталы дочерних, зависимых и прочих обществ составляет денежную оценку, согласованную учредителями (участниками) этих обществ.

Финансовые вложения, по которым на конец 2006 года признано устойчивое существенное снижение стоимости, показаны в бухгалтерском балансе за минусом созданного резерва под обесценение финансовых вложений. Сумма резерва отнесена на увеличение прочих расходов.

Финансовые вложения, по которым организатором торговли на рынке ценных бумаг в установленном порядке определяется текущая рыночная стоимость, отражены в бухгалтерском балансе по текущей рыночной стоимости на 31 декабря 2006 года путем корректировки их оценки. Сумма корректировки отнесена на увеличение прочих доходов.

При продаже и ином выбытии ценных бумаг, по которым не определяется текущая рыночная стоимость, оценка выбывающих эмиссионных ценных бумаг, производилась по методу стоимости первых по времени приобретения ценных бумаг (ФИФО), оценка выбывающих неэмиссионных ценных бумаг – по фактической стоимости каждой бумаги.

Расходы на научно-исследовательские, опытно-конструкторские и технологические работы

Общество в 2006 году не производило научно-исследовательские, опытно-конструкторские и технологические работы, результаты которых или не подлежат правовой охране по действующему законодательству или подлежат правовой охране, но не оформлены в установленном законодательством порядке, и при этом от их использования для производственных и управленческих нужд ожидается получение будущих экономических выгод.

Материально-производственные запасы

Материально-производственные запасы отражены в бухгалтерской отчетности по фактической себестоимости, под которой понимается:

- при приобретении МПЗ за плату – сумма фактических затрат на приобретение и доведение запасов до состояния, в котором они пригодны к использованию, за исключением налога на добавленную стоимость и иных возмещаемых налогов;

- при изготовлении МПЗ самим Обществом – сумма фактических затрат, связанных с их производством;
- при получении МПЗ по договору дарения (безвозмездно), а также остающихся от выбытия основных средств и другого имущества – текущая рыночная стоимость на дату принятия к бухгалтерскому учету;
- при получении МПЗ по договорам, предусматривающим исполнение обязательств (оплату) неденежными средствами – стоимость активов, переданных или подлежащих передаче Обществом.

Товары в розничной торговле отражены в бухгалтерском балансе по продажным ценам.

В составе материально-производственных запасов отражаются активы, приобретенные начиная с 2006 года, в отношении которых выполняются условия, предусмотренные в пункте 4 ПБУ 6/2001 «Учет основных средств», и стоимостью не более 10 000 рублей за единицу.

Материально-производственные запасы отражены в бухгалтерском балансе за вычетом резерва под снижение стоимости материальных ценностей. Резерв образован на величину разницы между текущей рыночной стоимостью и фактической себестоимостью материально-производственных запасов, которые морально устарели, полностью или частично потеряли свое первоначальное качество либо текущая рыночная стоимость продажи которых снизилась. Расходы по созданию резерва отнесены в состав прочих расходов.

Оценка выбывающих материально–производственных запасов (кроме драгоценных металлов) производится по средней себестоимости (путем определения фактической себестоимости материально-производственнх запасов в момент их отпуска (скользящая оценка), при этом в расчет средней оценки включаются количество и стоимость материально-производственных запасов на начало месяца и все поступления до момента отпуска).

Драгоценные материалы списываются по себестоимости каждой единицы.

Расходы будущих периодов

Расходы, произведенные Обществом в отчетном году, но относящиеся к следующим отчетным периодам отражаются как расходы будущих периодов. Эти расходы списываются по назначению равномерно в течение периодов, к которым относятся.

Расходы будущих периодов, связанные с приобретением и внедрением программных продуктов и баз данных, подлежащие списанию более чем через 12 месяцев после отчетной даты, отражены в бухгалтерском балансе в составе прочих внеоборотных активов.

Задолженность покупателей и заказчиков

Задолженность покупателей и заказчиков отражается в бухгалтерской отчетности с учетом НДС, уплачиваемого в бюджет после получения оплаты по дебиторской задолженности, и определяется исходя из цен, установленных договорами между Обществом и покупателями и заказчиками с учетом всех предоставленных Обществом скидок (накидок). Задолженность, нереальная ко взысканию, списывается с баланса по мере признания ее таковой.

Задолженность покупателей и заказчиков за проданные услуги, работы, товары, продукцию, основные средства, МПЗ и прочее имущество, непогашенная в сроки, установленные договорами, и не обеспеченная соответствующими гарантиями, показана в бухгалтерском балансе за минусом резервов по сомнительным долгам.

Величина резерва определяется отдельно по каждому долгу на основании проведенной инвентаризации в зависимости от платежеспособности должника и вероятности погашения долга.

В связи с тем, что по услугам связи на предприятиях связи индивидуальный анализ каждого сомнительного долга невозможен в силу большого числа абонентов, резерв создается в размере 100 процентов от суммы долга по всем непогашенным долгам по услугам связи, оплата которых на дату создания резерва просрочена на 90 и более дней. По долгам, оплата которых задержана менее чем на 90 дней, резерв не создается.

Задолженность органов социальной защиты по возмещению расходов, связанных с предоставлением льгот по услугам связи, резервируется по итогам инвентаризации задолженности по договорам (соглашениям) с органами социальной защиты.

Резервы по сомнительным долгам относятся на увеличение прочих расходов.

Кредиты и займы полученные

Общество осуществляет перевод долгосрочной задолженности по полученным кредитам и займам в состав краткосрочной в момент, когда по условиям договора займа и (или) кредита до возврата основной суммы долга остается 365 дней.

Общество производит на каждую отчетную дату пересчет стоимости кредитов и займов, выраженных в иностранной валюте и/или условных денежных единицах. Разницы, возникающие при пересчете, относятся в состав прочих расходов.

Проценты, по полученным займам и кредитам, непосредственно использованным на приобретение, строительство (реконструкцию, модернизацию) инвестиционных активов, относятся на увеличение стоимости таких инвестиционных активов.

Дополнительные затраты, производимые в связи с получением кредитов или займов, включают расходы, связанные с:

- оказанием Обществу юридических и консультационных услуг;
- оказанием Обществу агентских услуг по размещению вексельных и облигационных займов,
- проведением экспертиз;
- потреблением услуг связи;
- другими затратами, непосредственно связанными с получением кредитов или займов в денежной форме.

Дополнительные затраты, связанные с получением кредитов или займов, размещением заемных обязательств, признаются Обществом расходами того периода, в котором были произведены.

Причитающийся к уплате заимодавцу доход в виде процентов начисляется равномерно (ежемесячно) в соответствии со ставкой, установленной в договоре. Если в соответствии с условиями договора уплата процентов приходится не на последний день месяца, следует доначислить задолженность перед кредитором на сумму процентов, приходящуюся на конец месяца.

По займам, полученным в денежной форме и привлеченным путем выдачи собственных векселей Общества, сумма дисконта, причитающегося к оплате векселедержателю, относится на расходы будущих периодов, с последующим списанием в состав прочих расходов ежемесячно равными долями в течение срока обращения векселей.

По займам, полученным в денежной форме и привлеченным путем выпуска облигаций Общества, в случаях продажи эмитированных облигаций по цене отличной от их номинала (с дисконтом), сумма дисконта относится на расходы будущих периодов, с последующим списанием в состав прочих расходов ежемесячно равными долями в течение срока обращения облигаций.

При временном использовании средств кредитов или займов, предназначенных для приобретения инвестиционного актива, в качестве долгосрочных или краткосрочных финансовых вложений, затраты по полученным кредитам или займам уменьшаются на величину дохода, полученного от реинвестирования (временного использования) заемных средств. Получение дохода Обществом подтверждается соответствующим расчетом.

Признание доходов

Выручка от продажи продукции и оказания услуг признается по методу начисления, то есть по мере оказания услуг, и отражается в отчетности за минусом налога на добавленную стоимость и скидок, предоставленных покупателям.

Выручка от продажи продукции на условиях товарообмена (бартера) определяется по стоимости ценностей, полученных или подлежащих получению Обществом, рассчитанной исходя из цен, по которым в сравнимых обстоятельствах обычно Общество определяет стоимость аналогичных ценностей.

Доходы от предоставления имущества Общества в аренду относятся к доходам от обычных видов деятельности.

Дивиденды в составе прочих доходов признаются по мере объявления.

Признание расходов

Общество калькулирует полную себестоимость оказанных услуг, выполненных работ, реализованной продукции без выделения управленческих и коммерческих расходов.

Учет расходов по осуществляемым видам деятельности организован в соответствии с Приказом Министерства информационных технологий и связи Российской Федерации от 02 мая 2006 года №54 «Об утверждении порядка ведения операторами связи раздельного учета доходов и расходов по осуществляемым видам деятельности, оказываемым услугам связи и используемым для оказания этих услуг частям сети электросвязи».

Резервы предстоящих расходов

В учетной политике Общества на 2006 год не предусмотрено создание резерва предстоящих расходов. Однако по состоянию на 31.12.2006 года в Обществе проведена инвентаризация и определены обязательства Общества на конец 2006 года по отпускам, неиспользованным на конец отчетного года, и вознаграждениям по итогам работы за отчетный год - по выплате годовой премии за 2006 год, а также квартальных, месячных и специальных премий по результатам работы за 2006 год, начисление и выплата которых произойдет в 2007 году.

Общество раскрывает информацию о признанных обязательствах в соответствии с требованиями ПБУ 4/99 и п.п. 19 и 20 ПБУ 8/01.

Общество при признании обязательств руководствовалось требованием осмотрительности, приведенным в п. 1 ПБУ 1/98, т.е. с большей готовностью признавало в бухгалтерском учете расходы и обязательства, чем возможные доходы и активы, не допуская создания скрытых резервов.

Общество на конец 2006 года признало обязательства по выплате отпусков, неиспользованных на конец отчетного года; обязательства по выплате годовой премии за 2006 год и тех квартальных, месячных и специальных премий по результатам работы за 2006 год, начисление и выплата которых произойдет в 2007 году. Общество на конец 2006 года также признало обязательства по выплате в 2007 году вознаграждений членам Совета директоров, Правления, Ревизионной комиссии, Коллегии Общества и членам коллегиальных органов филиалов Общества.

Признанные обязательства отнесены либо на расходы по обычным видам деятельности, на увеличение первоначальной стоимости строящихся объектов основных средств, либо включены в состав прочих расходов. Распределение по определенным балансовым счетам зависит от вида деятельности, где заняты сотрудники, которые включаются в расчет резервов по условным обязательствам.

При подготовке годовой бухгалтерской отчетности в целях формирования достоверной информации о величине обязательств на конец года Общество признало обязательства по неиспользованным отпускам работников и вознаграждениям по итогам работы за отчетный год, так как в силу действующего законодательства у Общества отсутствует возможность отказаться от исполнения таких обязательств. Величина указанных обязательств определена по итогам инвентаризации и составила 1 667 425 тыс. руб.

Расходы на пенсионное обеспечение

Социальные отчисления осуществляются путем уплаты единого социального налога, рассчитываемого Обществом по регрессивной ставке, размеры которой приведены в пункте1 статьи241 Налогового кодекса Российской Федерации. Налоговая база единого социального налога определяется как сумма оплаты труда и иных вознаграждений каждого работника. Общество уплачивает суммы единого социального налога в три государственных внебюджетных фонда:

Пенсионный фонд Российской Федерации, Фонд социального страхования Российской Федерации и Фонд обязательного медицинского страхования Российской Федерации.

В ряде филиалов Общества коллективными договорами предусмотрены единовременные разовые выплаты работникам Общества в случае их увольнения при достижении пенсионного возраста (в пределах от 0,5 до 10 должностных окладов). Данные выплаты относятся к значительной части работников Общества и не предусматривают создания каких-либо специальных фондов. Суммы выплат зависят от стажа работы в Обществе на дату увольнения.

Общество также участвует в пенсионной программе в рамках схемы негосударственного пенсионного обеспечения. Суммы взносов определяются на основании расчетов и ежемесячно относятся на расходы (НПФ «Телеком-союз», пункт 11 настоящей Пояснительной записки)

Изменения в учетной политике на 2006 год

Учетная политика, применяемая в 2006 году, соответствует той, которая использовалась в предыдущем финансовом году, за исключением начисления резерва сомнительных долгов по авансам выданным и прочей дебиторской задолженности.

В 2006 году Общество, исходя из требования осмотрительности, начислило резерв сомнительных долгов по авансам, выданным поставщикам, по которым вероятность получения активов (услуг) сомнительна, а также по прочей дебиторской задолженности, по которой возврат полной суммы задолженности признан маловероятным. Величина резерва оценивалась в индивидуальном порядке применительно к дебиторам, которые сами по себе являлись существенными. Расходы по созданию резерва отнесены в состав прочих расходов.

Поскольку Общество в 2005 году не создавало резервов сомнительных долгов по авансам, выданным и по прочей дебиторской задолженности, то для обеспечения принципа сопоставимости показателей бухгалтерской отчетности Общество произвело корректировку сопоставимых данных в бухгалтерском балансе, отчете о прибылях и убытках и в отчете об изменениях капитала за 2006 год.

Изменения в учетной политике на 2007 год

В учетную политику на 2007 год изменений, способных оказать существенное влияние на финансовую отчетность, не вносится.

4. Сравнительные данные

Сравнительные данные в отчетности Общества за 2006 год сформированы путем корректировки данных отчетности за 2005 год для приведения их в соответствие с показателями отчетности за 2006 год.

Изменения вступительного баланса на 1 января 2006 года.

Код строки	Статья баланса на 31.12.2005 года Значение	Статья баланса на 01.01.2006 года Значение	Отклонения	Объяснения
110	748	748		
120	20 205 221	20 205 221		
130	826 056	826 056		
135				
140	1 016 371	1 016 371		
141	731 257	731 257		
142	4 546	4 546		
143	67 307	67 307		
144	213 261	213 261		
145	279 626	279 626		
150	1 966 990	1 978 829	11 839	1.Отражение входящих остатков резерва под авансы выданные поставщикам и подрядчикам по приобретению и созданию внеоборотных активов (сч.63.15) (-1340). 2. Авансы по лизингу (сч.60.60.04) перенесены из стр. 232 сумма (+4235), из стр. 242 сумма (+8944)
190	24 295 012	24 306 851	11 839	См. стр.150
210	634 868	634 868		
211	463 026	463 026		
213	134	134		
214	29 922	29 922		
215	30	30		
216	141 742	141 742		
217	14	14		
220	1 482 746	1 482 746		
230	113 906	109 671	(4 235)	См. стр.232
231	24 664	24 664		
232	4 235		(4 235)	Авансы по лизингу (сч.60.60.04) перенесены в стр. 150 сумма (-4235)
233	85 007	85 007		
240	2 241 804	2 208 349	(33 455)	1. Отражение входящих остатков резерва под авансы выданные поставщикам материалов для капитального строительства (по сч.63.16) (-98); 2.Отражение входящих остатков резерва под прочие авансы выданные (сч.63.17) (-3446); 3.Отражение входящих остатков резерва по прочей дебиторской задолженности (сч.63.18) (-14834); 4. НДС с авансов покупателей перенесен в стр.622 (-6133).5.Авансы по лизингу (сч.60.60.04) перенесены в стр. 150 сумма (-8944)
241	1 789 159	1 789 159		

Код строки	Статья баланса на 31.12.2005 года Значение	Статья баланса на 01.01.2006 года Значение	Отклонения	Объяснения
242	131 342	118 854	(12 488)	1.Отражение входящих остатков резерва под авансы выданные поставщикам материалов для капитального строительства (сч.63.16) (-98); 2.Отражение входящих остатков резерва под прочие авансы выданные (сч.63.17) (-3446); 3.Авансы по лизингу (сч.60.60.04) перенесены в стр. 150 сумма (-8944)
243	321 303	300 336	(20 967)	1. Отражение входящих остатков резерва по прочей дебиторской задолженности (сч.63.18) (-14834); 2.НДС с авансов покупателей перенесен в стр.622 (-6133).
250	5 090	5 090		
260	399 688	399 688		
270	878	878		
290	4 878 980	4 841 290	(37 690)	См. стр.240
300	29 173 992	29 148 141	(25 851)	См. стр.290
410	2 387 973	2 387 973		
420	1 874 566	1 874 566		
430	119 399	119 399		
440				
460	6 013 075	6 701 484	688 409	1.Из стр. 470 прибыль 2005г. сумма (+708127); 2.Отражение входящих остатков резерва по прочее дебиторской задолженности (сч.63.15, сч.63.16, сч.63.17, сч.63.18) (-19718)
470	708 127	X	708 127	В стр.460 прибыль 2005 г. сумма (-708127)
490	11 103 140	11 083 422	(19 718)	1.Отражение резерва по прочей дебиторской задолженности на начало периода: Дт 84.02.01 Кт 63.15, 63.16, 63.17, 63.18 сумма (+19718)
510	8 652 724	8 652 724		
511	1 651 419	1 651 419		
512	7 001 305	7 001 305		
515	489 654	489 654		
520	930 834	930 834		
590	10 073 212	10 073 212		
610	3 268 101	3 268 101		
611	1 116 181	1 116 181		
612	2 151 920	2 151 920		
620	3 627 743	3 621 610	(6 133)	См. стр 622
621	2 033 143	2 033 143		
622	391 971	385 837	(6 134)	1.НДС с авансов покупателей перенесен с дебета (из стр. 243) (-6133); 2.Налог с владельцев транспортных средств перенесен в стр.625 сумма (+1)
623	147 932	147 932		
624	75 145	75 145		
625	413 260	413 261	1	Налог с владельцев транспортных средств перенесен из стр.622 сумма (-1)
626	566 292	566 292		
630	36 915	36 915		

Код строки	Статья баланса на 31.12.2005 года Значение	Статья баланса на 01.01.2006 года Значение	Отклонения	Объяснения
640	114 424	114 424		
650	950 457	950 457		
660				
690	7 997 640	7 991 507	(6 133)	См. стр.620
700	29 173 992	29 148 141	(25 851)	См. стр. 490,690
901	993 839	993 839		
911	619 203	619 203		
902	49 124	49 124		
903	16 434	16 434		
904	592 741	592 741		
905	18 696	18 696		
906	3 412 709	3 412 709		
907	3 843	3 843		
908				
909	133 659	133 659		

Изменения сравнительной информации за 2005 год в Отчете о прибылях и убытках.

Код строки	**Гр.3 ф.2 за 2005 год**	**Гр.4 ф.2 за 2006 год**	**Отклонения (гр.4 - гр.3)**	**Объяснения**
010	21 906 693	21 906 693		
020	-18 883 058	-18 883 058		
050	3 023 635	3 023 635		
060	53 730	53 730		
070	-1 071 352	-1 071 352		
080	145 706	145 706		
090	362 240	674 014	311 774	1.Перенесены внереализационные доходы из стр.120 (+311386); 2.Перенесены чрезвычайные доходы из стр.170 (+1962); 3.Начислен резерв по прочей дебиторской задолженности (-1574)
100	-717 814	-1 559 113	841 299	1.Перенесены внереализационные расходы из стр.130 (-838044); 2.Перенесены чрезвычайные расходы из стр.180 (-3255)
120	311 386	X	311 386	Перенесены внереализационные доходы в стр.090 (-311386)
130	-838 044	X	838 044	Перенесены внереализационные расходы в стр.100 (+838044)

Код строки	Гр.3 ф.2 за 2005 год	Гр.4 ф.2 за 2006 год	Отклонения (гр.4 - гр.3)	Объяснения
140	1 269 487	1 266 620	(2 867)	1.Перенесены чрезвычайные доходы в стр.090 (+1962); 2.Перенесены чрезвычайные расходы в стр.100 (-3255); 3.Начислен резерв по прочей дебиторской задолженности (-1574)
150	-560 067	-560 067		
151	-55 058	-55 058		
152	25 086	25 086		
153	-530 095	-530 095		
160	709 420	Х	709 420	
170	1 962	Х	1 962	Перенесены чрезвычайные доходы в стр.090 (-1962)
180	-3 255	Х	3 255	Перенесены чрезвычайные расходы в стр.100 (+3255)
190	708 127	706 553	(1 574)	Начислен резерв по прочей дебиторской задолженности (-1574)
201	306 097	303 989	2 108	Начисление резерва по прочей дебиторской задолженности повлекло изменение по стр. 140 «Прибыль (убыток) до налогообложения» и показателя по стр. 201 «Условный расход/ доход по налогу на прибыль»
202	-359 383	-361 491	(2 108)	Начисление резерва по прочей дебиторской задолженности повлекло изменение по стр. 140 «Прибыль (убыток) до налогообложения» и показателя по строке 202 «Постоянные налоговые обязательства».
203	105 413	105 413		

В отчетности за 2006 год в соответствии с Приказами Министерства Финансов Российской Федерации от 18 сентября 2006 года №115н и №116н «О внесении изменений в нормативные правовые акты по бухгалтерскому учету» из Отчета о прибылях и убытках исключены строки для отражения операционных доходов и расходов, внереализационных доходов и расходов и чрезвычайных доходов и расходов. В связи с чем, Общество изменило представление сравнительной информации о прочих доходах и расходах за 2005 год.

5. Анализ и оценка структуры баланса и динамика прибыли

Анализ и оценка структуры баланса

По состоянию на 31 декабря 2006 года структура баланса характеризуется следующими показателями:

	01.01.2006	31.12. 2006
Коэффициент абсолютной ликвидности	0,05	0,05
Коэффициент текущей ликвидности	0,61	0,48
Коэффициент обеспеченности собственными оборотными средствами	-2,73	-3,49
Рентабельность продаж	13,8	14,9

Коэффициент абсолютной ликвидности рассчитан как отношение суммы денежных средств (статья 260 бухгалтерского баланса) и краткосрочных финансовых вложений (статья 250 бухгалтерского баланса) к сумме краткосрочных обязательств (статья 690 бухгалтерского баланса).

Коэффициент текущей ликвидности рассчитан как отношение оборотных активов (статья 290 бухгалтерского баланса) к сумме краткосрочных обязательств (статья 690 бухгалтерского баланса).

Коэффициент обеспеченности собственными оборотными средствами рассчитан как отношение величины собственных оборотных средств (статья 490 за минусом статьи 190 бухгалтерского баланса) к общей величине оборотных активов (статья 290 бухгалтерского баланса).

Существенное уменьшение коэффициентов текущей ликвидности и обеспеченности собственными средствами вызвано ростом краткосрочных обязательств компании на 20% в связи с реализацией инвестиционной программы. Дефицит собственных оборотных средств в течение 2006 года увеличился с 3 150 217 тыс. руб. до 4 982 371 тыс. руб., что связано с опережающим темпом роста краткосрочных обязательств по сравнению с текущими активами, в том числе за счет начисления резервов предстоящих расходов и кредиторской задолженности поставщикам и подрядчикам по инвестициям. Для улучшения финансового состояния в 2007 году Обществом планируется дальнейшая замена краткосрочных обязательств долгосрочными путем привлечения долгосрочных кредитов, а также сокращение издержек в рамках реализации программы повышения эффективности деятельности общества.

Рентабельность продаж рассчитана как отношение прибыли от продаж (статья 050 отчета о прибылях и убытках) в выручке от продаж (статья 010 отчета о прибылях и убытках).

Динамика прибыли за 2006 год

Вид деятельности	Выручка (строка 010 Ф.№ 2)		Себестоимость (строка 020 Ф.№2)		Прибыль (строка 050 Ф.№2)		Динамика прибыли Δ,%
	2006г.	2005г.	2006г.	2005г.	2006г.	2005г.	
Профильные	21 620 210	21 455 961	18 784 447	18 635 235	2 835 763	2 820 726	0,53
Непрофильные	1 321 602	450 732	748 439	247 823	573 163	202 909	182,47
ИТОГО:	**22 941 812**	**21 906 693**	**19 532 886**	**18 883 058**	**3 408 926**	**3 023 635**	**12,74**

По итогам 2006 года наблюдается значительный рост прибыли от прочей деятельности связанный с отражением в 2006 году по данному виду деятельности взаиморасчетов с ОАО «Ростелеком» по договору содействия в оказании услуг междугородной и международной телефонной связи.

6. Пояснения к существенным статьям бухгалтерского баланса

6.1. Основные средства **(статья 120 Баланса)**

По состоянию на 1 января 2006 года Общество не переоценивало основные средства.

Изменение стоимости основных средств:

	2006 год	2005 год
Увеличение стоимости основных средств, всего	5 717 998	6 163 060
в том числе за счет:		
приобретения новых объектов	1 115 411	681 804
строительства новых объектов	4 152 857	5 373 334
безвозмездного получения	6 495	420
перевода в состав собственных средств	402 245	83 422
прочего прихода	40 990	24 080
Уменьшение (выбытие) стоимости основных средств, всего	(599 049)	(546 363)
в том числе за счет:		
продажи основных средств	(75 272)	(140 394)
списания основных средств	(521 350)	(401 304)
безвозмездной передачи	(851)	(1 213)
прочего выбытия	(1 576)	(3 452)
Изменение амортизации, всего	(2 890 943)	(2 276 756)
начисленная амортизация за период	(3 342 469)	(2 676 790)
амортизация по реализованным объектам	53 763	87 891
амортизация по списанным объектам	397 648	311 719
амортизация по безвозмездно переданным	115	52
амортизация по прочим выбытиям объектов		372
Итого изменение стоимости основных средств	2 228 006	3 339 941

Существенные объекты основных средств, стоимость приобретения которых составляет 38,95 % от суммы приобретения новых объектов в 2006 году:

Наименование	Сумма
Вычислительная и оргтехника, *в том числе:*	
- сервер SF E25K, Новосибирская обл., г.Новосибирск	69 615
- центральный сервер HP Integrity Superdome, Новосибирская обл., г.Новосибирск	36 081
- сервер БД San SF E6900, Новосибирская обл., г. Новосибирск	27 761
Итого:	**133 457**
Коммутаторы цифровые, *в том числе*:	
- программный коммутатор (Софтсвич), г.Новосибирск	56 193
- телекоммутационное оборудование ЦАО 4Е1 (60 VoIP,30PMO) с программным обеспечением, г.Новосибирск	25 736
- магистральный маршрутизатор ядра M320 8STM16, г.Новосибирск	21 863
- магистральный маршрутизатор ядра M320 2STM16, г.Новосибирск	16 309
- сервер Juniper, г.Новосибирск	15 027
- станция SI-2000, г.Новосибирск	16 036
- сервер мультимидийных услуг MCS 5200, г.Новосибирск	13 194
- система управления мультиплексорами DWDM, г.Новосибирск	9 470
- цифровой абонентский блок DLUB, г.Новосибирск	5 096
- оборудование ТКС "Вектор-2000" АМТС, г.Новосибирск	4 433
- сервер базы данных Middleware, г.Новосибирск	4 226
- мультиплексор Optera Metro 4200 /лг397/204/02, Хакасия Республика г.Абакан	3 352

Наименование	Сумма
- коммутационное оборудование КВАНТ-Е 1792 №№, г.Новосибирск	3 132
Итого:	**194 067**
Транспорт, *в том числе:*	
- автомобиль Лексус, г.Новосибирск	2 343
- автомобиль Тойота Крузер, г.Новосибирск	1 812
- автомобиль ГАЗ-3409 Бобр, г.Томск	1 272
- автомашина гидроподъемник, г.Новосибирск	1 145
- автомобиль ГАЗ-3308лабор, г.Омск	1 108
- автомашина БМ-205Д, г.Барнаул	1 051
- автомашина БМ-205Д, г.Кемерово	1 047
- автомобиль Тойота Камри, г.Новосибирск	1 039
- автомобиль Митсубиси кран, г.Томск	1 124
- автомобиль Амкадор 702А, г.Кемерово	899
- экскаватор траншейный цепной ЭТЦ-1609, г.Барнаул	767
- экскаватор траншейный цепной ЭТЦ-1609, г.Барнаул	767
- экскаватор траншейный цепной ЭТЦ-1609БД, г.Абакан	758
- экскаватор траншейный цепной ЭТЦ-1609БД, г.Новосибирск	771
- экскаватор траншейный цепной ЭТЦ-1609БД, г.Новосибирск	771
- экскаватор траншейный цепной ЭТЦ-1609БД, г.Новосибирск	771
- экскаватор траншейный цепной ЭТЦ-1609БД, г.Новосибирск	771
- автомобиль ПАЗ-320530, г.Кемерово	644
- автомобиль ПАЗ-320530, г.Кемерово	644
- автомобиль ЗИЛ-45065, г.Барнаул	521
- автомобиль ЗИЛ-433360, г.Барнаул	454
Итого:	**20 479**
Земельные участки, *в том числе:*	
- земельный участок (Томская обл. г.Колпашево)	75
Итого:	**75**
Всего:	**348 078**

Существенные объекты основных средств, составляющие 20,95% от стоимости строительства новых объектов в 2006 году:

Наименование	Сумма
Сооружения и передаточные устройства, *в том числе:*	
- канализация внутризоновая кабельная, Иркутская обл. г.Саянск	174 026
- оптоволоконная линия связи Кемеровская обл, г.Гурьевск	40 958
- внутризоновая волоконно-оптическая кабельная линия связи, Томская обл. с.Чажемто	26 183
- ВОЛП Улан-Удэ –п.Турунтаево	25 666
- внутризоновая волоконо-оптическая кабельная линия связи, Томская обл.Бакчар с.	24 363
- волоконно-оптическая кабельная линия связи, Томская обл., п.Прокоп	20 146
- линейно-кабельные сооружения ВОЛС	15 026
- кабельные линии связи ПСЭ-36/2 г.Л-Кузнецкий	14 601
- кабельная линия волоконно-оптическая в тел.канализации межстанционная, Кемеровская обл,	12 249

Наименование	Сумма
- кабельные линии связи УМСД-10 Кемеровская обл, пос.Совхозный	10 579
- кабельные линии связи Кемеровская обл.	9 502
- кабельные линии связи УМСД 35 Кемеровская обл,, г. Новокузнецк	8 836
- кабельные линии связи	8 670
- линейные сооружения DLU, распред.сети, г.Омск	7 986
- кабельные линии связи на УМСД-1,5,11, Кемеровская обл., г.Белово	7 415
- линейные сооружения МСС (ГТС), г.Омск	7 354
- кабельные линии связи г.Л-Кузнецкий-п.Красное	6 904
- волоконно-оптическая кабельная линия связи, Томская обл., с.Павлово	6 855
- кабельные линии связи (сеть абонентского доступа УМСД-2/3), Кемеровская обл., г. Ленинск-Кузнецкий	6 135
- внутризоновая волоконно-оптическая кабельная линия связи, Томская обл. с.Первомайское.	6 022
- строительство ВОЛП Улан-удэ, п.Турунтаево	4 673
- внутризоновая волоконно-оптическая кабельная линия связи, Томская обл. с.Батурино	4 397
Итого:	**448 546**
Коммутаторы цифровые и аналоговые, *в том числе:*	
- программный коммутатор (Софтсвич), Новосибирская обл. г.Новосибирск.	56 193
- оборудование для расширения АМТС г.Омск (3840 с.л.), включая ЗИП	45 437
- телекоммутационное оборудование ЦАО 4Е1 (60 VoIP,30PMO) с програмнным обеспечении, г.Новосибирск	25 736
- магистральный маршрутизатор ядра М320 8STM16, г.Новосибирск	21 863
- магистральный маршрутизатор ядра М320 2STM16, г.Новосибирск	16 309
- сервер Juniper, Новосибирская обл.г. Новосибирск	15 027
- станция SI-2000, Новосибирская обл.г.Барабинск	13 474
- сервер мультимидийных услуг MCS 5200, Новосибирская обл., г.Новосибирск	13 194
- оборудование RSS 46/1, г. Иркутск	12 254
- магистральный маршрутизатор ядра. Core Juniper M40e (2STM16), г. Барнаул	10 395
- маршрутизатор Juniper M40e (2 STM16)	10 276
- шлюз доступа hiG1600 (Омск, Дмитриева, 7) расш. (3008 ан.аб.; 480 с.л.)	9 588
- система управления мультиплексорами DWDM, г.Новосибирск	9 470
- шлюз доступа hiG1600 (Омская обл.,пос.Прибрежный) расш. (2528 ан.аб.; 240 с.л.)	7 868
- RSS 66/3, станционное сооружение р-н ДК Звездный	7 833
- шлюз доступа hiG1600 (Омск, 5 ый мкр.) (4000 ан.аб.; 480 с.л.)	6 041
- шлюз доступа hiG1600 (Омская обл.,Д/К Звездный) (2016 ан.аб.; 240 с.л.)	6 015
- шлюз доступа hiG1600 (Омская обл ,пос.Сибниисхоз) расш. (2016 ан.аб.; 240 с.л.)	6 015
- коммутатор Cisco Catalyst 6509E-FW, г. Барнаул	5 838
- станция телефонная автоматическая цифровая SI 2000, Алтайский край.	5 591
- станция телеф.автом. цифровая Si 2000 v.5, Алтайский край.	5 376
- цифровой абонентский блок DLUB, Новосибирская обл. г.Новосибирск	5 096
- оборудование SI2000 опорная станция г.Северобайкальск	4 173
- станция телефонная автоматическая цифровая Si 2000, Алтайский край.	3 169
Итого:	**322 231**
Передающее оборудование связи, *в том числе:*	
- ЦАВУ – ГЦТ, г.Омск	23 659

Наименование	Сумма
- мультиплексор DWDM XDM-1000, Новосибирская обл. г.Новосибирск	15 215
- мультиплексор уровня STM-16 Алтайский кр., г.Барнаул	5 375
- оборудование абонентского доступа UMUX Nortel ПСЭ-3520 Новосибирская обл., г.Новосибирск	5 369
- аппаратура уплотнения абонентских линий, Алтайский кр., г.Барнаул	5 079
- мультиплексор уровня STM-16 Алтайский кр., г.Барнаул	4 453
Итого:	**59 150**
Здания, *в том числе:*	
- здание АТС с телефонно-телеграфным пунктом, Алтайский край г.Рубцовск	13 056
- административно-производственное здание Баунтовского производства в п.Багдарин	7 844
- здания гаража г.Томск	5 800
- здание дизельной , Иркутская обл. Шелехов г.	5 233
- гараж, Иркутская обл, пгт.Качуг	5 233
- офис продаж в здании 1 этажа АТС-44, Бурятия Респ.г.Улан-Удэ	4 729
- помещение отделения связи, г.Улан-Удэ	2 832
- помещение №2 в шлакобетонном 2-этажном здании АТС, г.Улан-Удэ	2 592
- здание автостоянки, г.Иркутск	2 490
- гараж, Иркутская обл. пгт. Качуг	2 255
- хранилище база ЭТОМС	2 167
Итого:	**54 231**
Всего:	**884 158**

Первоначальная стоимость основных средств, по которым начислено 100% амортизации (полностью изношенные основные средства), но продолжающих находиться в эксплуатации по состоянию на 31 декабря 2006 года составляет 4 534 724 тыс. руб. (на 31 декабря 2005 года - 3 389 982 тыс. руб.).

Основные средства, полученные по договорам лизинга

На 31 декабря 2006 года Обществом заключено 142 договора финансовой аренды (лизинга) на аренду таксофонов, коммутаторов и другого телекоммуникационного оборудования. Сроки аренды составляют от 15 до 60 месяцев.

Стоимость основных средств, полученных по договорам лизинга:

	На 01.01.2006г.	**На 31.12.2006г.**
Основные средства на балансе Общества:		
- первоначальная стоимость основных средств	2 710 579	2 710 579
- начисленная амортизация по основным средствам	(1 651 682)	(2 208 911)
- балансовая стоимость основных средств	1 058 897	501 668
Основные средства на балансе лизингодателя:		
- контрактная стоимость основных средств	619 203	473 546

Суммы предстоящих лизинговых платежей:

Срок платежей	Суммы платежей, всего	в том числе:	
		по основным средствам на балансе Общества (отражены в составе обязательств по статьям 520 и 620 Баланса)	по основным средствам на балансе лизингодателя (не отражены в составе обязательств)
2007 год	634 330	505 857	128 473
2008 - 2012 годы	540 403	369 183	171 220
ИТОГО:	**1 174 733**	**875 040**	**299 693**

6.2. Капитальные вложения **(статья 130 Баланса):**

	На 01.01.2006г.	**На 31.12.2006г.**
Вложения во внеоборотные активы, всего:	814 547	1 264 939
в том числе: строительство, модернизация и реконструкция объектов основных средств	787 764	1 125 757
приобретение отдельных объектов основных средств	26 685	136 385
прочие	98	2 797
Оборудование к установке	11 509	51 939
ИТОГО:	**826 056**	**1 316 878**

Общество ведет строительство и реконструкцию объектов незавершенного строительства на сумму 1 264 939 тыс. руб.

Основные объекты незавершенного строительства на 31.12.2006 г.

Код проекта	**Наименование объекта строительства**	**Сумма НЗС на 31.12.2006 г.**
Омский филиал		
0606109061002	Строительство сети связи по предоставлению универсальных услуг телефонной связи с использованием таксофонов	140 369
0606607071003	Строительство ВОЛП Нижняя Омка – Большеречье.	19 940
0606207050001	Построение узла IN	16 185
Генеральная дирекция		
0601505040001	Вычислительный комплекс системы управления предприятием ORACLE e-BS (копия)	110 922
0601508050006	Создание системы информационной безопасности по программе внедрения ERP/CRM.	20 494
Алтайский филиал		
0605202061006	Реализация национального проекта "Образование" с целью подключения ОУ к сети Интернет в 2006 г. (УТ)	52 074
0605607061001	ВОЛП Бийск - Горно-Алтайск	27 029
0605607071001	Строительство ВОЛП Бийск - Солтон	21 616
0605207050001	Построение узла IN	14 872
0605501071002	КСПД Тальменка - Черепаново	13 762
Красноярский филиал		
0608109061001	Строительство сети связи по предоставлению универсальных услуг телефонной связи с использованием таксофонов	45 760
0608202061005	Реализация национального проекта "Образование" с целью подключения ОУ к сети Интернет в 2006 г.	43 282
0608102061010	Удовлетворение заявлений поданных до 2000 г.	25 952

Код проекта	Наименование объекта строительства	Сумма НЗС на 31.12.2006 г.
Кемеровский филиал		
0604501061004	Организация корпоративной сети передачи данных (ВОЛП Ельцовка – Осинники)	31 912
0604502061002	Модернизация вычислительного комплекса единой АСР «Старт»	25 679
0604207050001	Построение узла IN	24 338
Бурятский филиал		
6121090610011	Строительство сети связи по предоставлению универсальных услуг телефонной связи с использованием таксофонов	23 649
612205061001	Расширение сотовой сети	21 000
Читинский филиал		
611109061002	Строительство сети связи по предоставлению универсальных услуг телефонной связи с использованием таксофонов	43 222
Томский филиал		
607501107001	КСПД Томск - Юрга	25 725
Иркутский филиал		
610607050001	Строительство внутризоновой ВОЛП Иркутск - Братск	11 294
610202061006	Реализация национального проекта "Образование" с целью подключения ОУ к сети Интернет в 2006г.	11 012
Новосибирский филиал		
0602103061005	Реконструкция с расширением Новосибирской ГТС «ЭЛЕКТРОСВЯЗЬ» НСО, включая МСС в 2006 г	19 372

Объем капитальных вложений освоенный в течение 2006 года составил **5 739 494 тыс.** руб., введено в эксплуатацию объектов на сумму **5 274 763 тыс. руб.**, списано и реализовано затрат на сумму 18 584 тыс. руб.

Из общей суммы капитальных затрат 2006 года капитальные вложения в сумме 72 486 тыс. руб. произведены в целях приведения сетей Общества в соответствие с требованиями нормативных актов к построению сетей электросвязи и пропуску трафика.

6.3. Финансовые вложения (статьи 140 и 250 Баланса)

В разделе 5 формы №5 Приложение к бухгалтерскому балансу приведена информация о стоимости финансовых вложений по видам, в том числе стоимости финансовых вложений, по которым на 31 декабря 2006 год произведена корректировка стоимости до текущей рыночной.

Вклады в уставные капиталы дочерних, зависимых и прочих обществ (статьи 141, 142, 143 Баланса)

Основные инвестиции Общества в уставные капиталы дочерних, зависимых и прочих компаний:

Наименование общества	Вид деятельности	Стоимость вложений на 31.12.2006 г.	Доля в уставном капитале в %	Доля голосующих акций в %	Валюта баланса	Выручка
Дочерние общества						
ЗАО "Енисейтелеком"	Сотовая связь стандарта GSM 900/1800 NMT 450, IMT-MC 450	421 601	100,00	100,00	4 755 095	4 070 104
ЗАО "Байкалвестком"	Сотовая связь стандарта GSM900/1800, NMT 450, IMT-MC 450	285 768	100,00	100,00	4 639 921	3 471 493

Наименование общества	Вид деятельности	Стоимость вложений на 31.12.2006 г.	Доля в уставном капитале в %	Доля голосующих акций в %	Валюта баланса	Выручка
ЗАО "Чита НЭТ"	Передача данных, Интернет	12 975	100,00	100,00	10 069	25 272
ЗАО "Алтайская телекоммуникационная компания"	Местная телефонная связь	1 968	100,00	100,00	2 500	5 682
ОАО "Региональные информационные сети"	Передача данных, Интернет	10 179	100,00	100,00	18 196	60 876
ЗАО "АТС-41"	Местная телефонная связь, Интернет	35 519	100,00	100,00	29 325	49 744
ЗАО "АТС-32"	Местная телефонная связь, Интернет	53 080	100,00	100,00	78 323	46 414
ОАО "Акционерная компания развития телефонной связи "Мобилтелеком"	Передача данных, Интернет	16 684	90,09	90,09	28 632	73 821
ЗАО "Регион-Сеть"	Планировалось предоставлениеуслуг связи CDMA	66	66,00	66,00	Деятельность не осуществляет	
Резерв под обесценение	-	(66)	X	X	X	X
Итого:	-	**837 774**	X	X	X	X
Зависимые общества						
ЗАО "НОВОКОМ"	Местная телефонная связь, Интернет	2 080	50,00	50,00	35 632	60 700
ЗАО "ТелеРосс-Новосибирск"	Телефонная связь, передача данных, Интернет (Голден Телеком)	230	50,00	50,00	8 588	1 870
ОАО "Иркутская расчетная палата"	Передача данных, Интернет	680	34,00	34,00	Деятельность не осуществляет	
ЗАО "Цифровая сеть и телекоммуникационныесистемы Новосибирской области"	Местная и внутризоновая телефонная связь	27	30,00	30,00	Деятельность не осуществляет	
ООО "Связьинвест-Медиа-Сибирь"	Издательская деятельность	3	25,01	0	14 836	630
ООО "ГИПРОСВЯЗЬ-СИБИРЬ"	Проектный инжиниринг, разработка проектной документации	240	24,00	0	32 647	83 611
Резерв под обесценение	-	(707)	X	X	X	X
Итого:	-	**2 553**	X	X	X	X
Прочие общества						

Наименование общества	Вид деятельности	Стоимость вложений на 31.12.2006 г.	Доля в уставном капитале в %	Доля голосующих акций в %	Валюта баланса	Выручка
ЗАО Российская документальная электросвязь "РОСТЕЛЕГРАФ"	Координация и развитие услуг документальной связи в регионах	80	19,61	19,61	5 123	17 782
ОАО"Информационные технологии связи"	Внедрение единой автоматизированой системы расчётов Компании AMDOCS	12 591	11	11	1 390 665	1 734 307
ОАО "Локтелеком"	Местная телефонная связь	134	7,46	7,46	49 252	43 228
ОАО "Русско-итальянская компания по телефонизации"	Местная телефонная связь, Интернет	415	5,03	5,03	136 938	131 012
ОАО "Национальная телевизионная компания "Звезда"	Услуги телевещания	47 410	1,67	1,67		
Межрегиональный коммерческий банк развития связи и информатики (ОАО)	Банковская деятельность	334	0,01	0,01		
Акционерный коммерческий банк "ЕНИСЕЙ" (ОАО)	Банковская деятельность	7	0,01	0,01		
ОАО АК Классик банк	Банковская деятельность	3	0,01	0,01		
Резерв под обесценение	-	-	X	X	X	X
Итого		**60 974**	X	X	X	X
ВСЕГО: (сумма статей баланса 141, 142, 143)		**901 301**	X	X	X	X

Доход, полученный в виде дивидендов от долгосрочных финансовых вложений, отражен по статье «Доходы от участия в других организациях» в отчете о прибылях и убытках, в размере 373 163 тыс. руб. (в 2005 году – 141 388 тыс. руб.)

В соответствии с учетной политикой Общества, из долгосрочных финансовых вложений переведены в краткосрочные следующие финансовые вложения (статья 250 баланса):

Наименование общества	Вид деятельности	Стоимость вложений на 31.12.2006 г	Доля в уставном капитале, в %	Доля голосующих акций, в %	Валюта баланса	Выручка
Акционерный коммерческий Сберегательный банк Российской Федерации (ОАО)	Банковская деятельность	114 479	0,006	0,006		
ОАО "НГТС-ПЭЙДЖ"	Пейджинговая связь	2 395	72,70	72,70	В компании введена процедура добровольной ликвидации	
ЗАО "Алтайская инвестиционная компания"	Торгово-посредническая деятельность	329	62,50	62,50	Деятельность не осуществляет	
ЗАО "Коммуникационно информационные технологии"	Пейджинговая связь	121	19,16	19,16		
ЗАО "Сотовый Телефон Кузбасса Джи Эс Эм"	Сотовая связь стандарта GSM 900/1800	114	100,00	100,00	485 668	95 706
Резерв под обесценение	-	(2 395)	X	X	X	X
Итого:		**115 043**	X	X	X	X

В соответствии с решениями Совета Директоров, Общество в 2006 г. приобрело следующие ценные бумаги:

Наименование общества	Протокол Совета директоров	Количество ценных бумаг, штук	Доля, %	Цена, тыс. руб.	Цель приобретения
ОАО "Национальная телевизионная компания "Звезда"	№16 от 18.01.2006г.	350	0,34	47 409,6	Инвестирование проекта по созданию медиагруппы российского военного ведомства «Звезда»
ОАО "Региональные информационные сети"	№15 от 27.12.2005г.	490	49	9 920,1	Усиление контроля за компанией
ЗАО "АТС-41"	№15 от 27.12.2005г., №8 от 16.11.2006г.	41 310	51	33 324,0	Усиление контроля за компанией
ЗАО "АТС-32"	№21 от 30.03.2006г.	855	59,58	52 866,4	Усиление контроля за компанией
ОАО "Акционерная компания развития телефонной связи "Мобилтелеком"	№21 от 30.03.2006г.	2 510 000	25,1	8 080,5	Усиление контроля за компанией

Записи в реестрах акционеров, подтверждающие переход права собственности на данные ценные бумаги, были сделаны в течение 2006 года.

В течение 2006 г. Общество реализовало следующие ценные бумаги:

№	Компания	Период	Стоимость выбывших акций	Дополнительные расходы Общества на продажу акций	Доходы от продажи
1.	ЗАО "Сибирская сотовая связь"	февраль	1 709,7	8 521,6	91 116,8
2.	ЗАО "РусЛизингСвязь"	июль	2 847,0	-	711,8
3.	ОАО "Сибакадембанк"	октябрь	3 000,0	-	22 800,0
4.	АКБ "АлтайБизнес-Банк"	октябрь	683,7	-	683,7
5.	ЗАО "Желтые страницы-Томсктелеком"	ноябрь	3,0		100,0
6.	ЗАО "СК "Костарс"	декабрь	51,0	-	58,3

Займы, предоставленные другим организациям

Займы, предоставленные Обществом на 31 декабря 2006 года:

Наименование заемщика	Сумма займа	Срок погашения	Годовая ставка процентов	Обеспечение полученное (наименование актива/стоимость)
Долгосрочные займы				
- ЗАО «Стек Джи Эс Эм»	210 000	30.12.2008	5 %	Без обеспечения
ООО «Связь-Медиа-Сибирь» (вексель)	246	Не ранее 17.02.2008	-	Без обеспечения
- ОАО «Новосибирскэнерго» (векселя)	25	27.12.2009	-	Без обеспечения
Итого:	210 271			
Краткосрочные займы				
- ЗАО «Газпромбанк»(векселя)	3 101	Не ранее 04.09.2007	-	Без обеспечения
- ООО «Связь-Медиа-Сибирь» (вексель)	246	Не ранее 17.02.2007	-	Без обеспечения
Итого:	3 347			
ВСЕГО:	**213 618**			

Изменение оценки финансовых вложений в 2006 году

В 2006 году корректировались до текущей рыночной стоимости финансовые вложения Общества в ценные бумаги:

Ценные бумаги	Стоимость на 01.01.2006 года	Стоимость на 31.12.2006 года	Изменение оценки	Отнесено в состав
Корректировка стоимости акций Сбербанка России	47 039	114 478	+67 439	прочих доходов

Данные о резерве под обесценение финансовых вложений в 2006 году

Изменений по созданным резервам под обесценение финансовых вложений в течение 2006 г. не было.

Финансовые вложения	Резерв на 01.01.2006г.	Создан резерв в 2006 г.	Использован резерв в 2006 г.	Восстановлен резерв в 2006 г.	Резерв на 31.12.2006 г.
Резерв, всего	3 168	-	-	-	3 168
в том числе акции:		-	-	-	
ЗАО "Регион-сеть"	66	-	-	-	66
ОАО "НГТС-ПЭЙДЖ"	2 395	-	-	-	2 395
ОАО "Иркутская расчетная палата"	680	-	-	-	680
ОАО "ЦСиТКС Н"	27	-	-	-	27

6.4.. Отложенные налоговые активы **(статья 145 Баланса)**

Движение отложенных налоговых активов в 2006 году:

Остаток на 01.01.2006 года	**279 626**
Создано в отчетном периоде по вычитаемым временным разницам	451 445
Погашено в уменьшение налоговых платежей	(214 628)
Остаток на 31.12.2006 года	**516 443**

6.5. Прочие внеоборотные активы **(статья 150 Баланса):**

	На 01.01.2006г.	На 31.12.2006г.
Расходы будущих периодов на приобретение программных продуктов и баз данных	1 564 954	2 168 163
Авансы, выплаченные в счет расчетов по приобретению и созданию внеоборотных активов	415 214	657 358
Резерв под авансы выданным поставщикам и подрядчикам по приобретению и созданию внеоборотных активов	(1 339)	(3 910)
ИТОГО:	**1 978 829**	**2 821 611**

Программное обеспечение компании Oracle E-Business Suite

В составе расходов будущих периодов на приобретение программных продуктов и баз данных отражены затраты Общества на приобретение и внедрение программного обеспечения для управления предприятием компании Oracle E-Business Suite (далее – OeBS):

	На 01.01.2006г.	На 31.12.2006г.
- стоимость лицензий Oracle E-Business Suite Professional на неисключительное право использования программного обеспечения	620 162	557 095
- расходы по внедрению релиза 1	116 577	136 784
- расходы по внедрению релиза 2,3	14 467	84 672
ИТОГО:	**751 206**	**778 551**

В 2006 году Общество осуществляет эксплуатацию функциональности OeBS в части организации табельно-кадрового учета, а также учета внеоборотных активов и признало в составе расходов по обычным видам деятельности затраты на приобретение и внедрение программного обеспечения OeBS в сумме 77 361тыс. руб. (в 2005 году - 13 806 тыс. руб.).

Общество планирует провести внедрение OeBS в 2008 и 2009 годы и признать затраты на приобретение и внедрение данной системы в составе расходов по обычным видам деятельности до 2016 года (в течение 10 лет с начала эксплуатации).

Программное обеспечение компании Amdocs Billing Suite

В составе расходов будущих периодов на приобретение и внедрение программных продуктов и баз данных отражены затраты Общества на приобретение программного обеспечения компании Amdocs Billing Suite с целью внедрения единой автоматизированной системы расчетов:

	На 01.01.2006г.	На 31.12.2006г.
- стоимость лицензий Amdocs Billing Suite на неисключительное право использования программного обеспечения	579 185	578 805
- расходы по внедрению	2 702	3 261
- консультационные услуги	77 226	304 768
ИТОГО:	**659 113**	**886 834**

Проект внедрения единой автоматической системы расчетов на платформе Amdocs Billing Suite рассчитан на 4-5 лет.

Начало работ по внедрению системы в планируется с 2008 года.

Поставка программного обеспечения Amdocs Billing Suite осуществлена ООО «ИБМ Восточная Европа/Азия», которому Общество в обеспечение расчетов передало собственные простые векселя в количестве 18 штук на сумму 677 754 тыс. руб. На 31 декабря 2006 года кредиторская задолженность Общества по векселям, погашена.

Затраты на приобретение и внедрение программного обеспечения компании Amdocs Billing Suite будут списываться в состав расходов по обычным видам деятельности после начала эксплуатации программного обеспечения пропорционально стоимости внедренных модулей в течение срока полезного использования модулей.

6.6. Материально-производственные запасы

Структура сырья, материалов и других аналогичных ценностей (статья 211 Баланса):

	На 01.01.2006г.	На 31.12.2006г.
Кабель	104 763	121 602
Топливо	14 854	15 415
Запасные части	62 623	42 228
Материалы, переданные в переработку на сторону	723	2 719
Строительные материалы	41 063	15 926
Инвентарь и хозяйственные принадлежности	39 542	23 449
Прочие материалы	199 458	241 394
ИТОГО:	**463 026**	**462 733**

Расходы по созданию резерва под снижение стоимости материальных ценностей составили в 2006 году 12 982 тыс. руб. и отнесены в состав прочих расходов (в 2005 году - нет).

6.7. Долгосрочная дебиторская задолженность покупателей и заказчиков **(статья 231 Баланса):**

	На 01.01.2006г.	На 31.12.2006г.
Расчеты с покупателями и заказчиками по непрофильным видам деятельности	21 744	97
Расчеты за реализованные активы	2 920	2 857
ИТОГО:	**24 664**	**2 954**

Долгосрочная дебиторская задолженность покупателей и заказчиков по непрофильным видам деятельности на 31.12.2006 образовалась в трёх филиалах Общества: Красноярском на сумму 1 684 тыс. руб., Иркутском на сумму 65 тыс. руб., Алтайском на сумму 1 205 тыс. руб.

В Красноярском и Алтайском филиалах, задолженность возникла в результате предоставления рассрочки на покупку квартир сотрудникам филиалов.

В Иркутском филиале ранее в данной строке учитывалась долгосрочная дебиторская задолженность покупателей и заказчиков за услуги связи, образовавшейся в связи с реструктуризацией задолженности органов социальной защиты администраций Иркутской области на сумму 21 744 тыс. руб. В 2006 году эта задолженность была погашена.

6.8. Краткосрочная дебиторская задолженность покупателей и заказчиков **(статья 241 Баланса):**

	Всего задолженность	**Резерв сомнительных долгов**	**Задолженность, за минусом резерва сомнительных долгов**
На 01.01.2006 год			
Расчеты с физическими лицами (по услугам связи)	1 130 070	67 475	1 062 595
Расчеты с органами социальной защиты по возмещению расходов, связанных с предоставлением льгот отдельным категориям абонентов	518 784	518 638	146
Расчеты с бюджетными организациями за услуги связи	151 303	15 877	135 426
Расчеты по услугам коммерческих организаций (кроме операторов связи)	277 622	41 103	236 519
Расчеты с операторами связи за услуги связи	346 623	56 673	289 950
Расчеты с ОАО «Ростелеком»	93		93
Расчеты с покупателями и заказчиками по непрофильным видам деятельности	55 203	22 425	32 778
Расчеты за реализованные активы	9 321	1220	8 101
Расчеты с госзаказчиком по гражданской обороне	31 454	7 903	23 551
ИТОГО на 01.01.2006г.:	**2 520 473**	**731 314**	**1 789 159**

	Всего задолженность	Резерв сомнительных долгов	Задолженность, за минусом резерва сомнительных долгов
На 31.12.2006 год			
Расчеты с физическими лицами (по услугам связи)	1 018 996	80 512	938 484
Расчеты с органами социальной защиты по возмещению расходов, связанных с предоставлением льгот отдельным категориям абонентов	186 553	186 551	2
Расчеты с бюджетными организациями за услуги связи	128 154	7 789	120 365
Расчеты по услугам коммерческих организаций (кроме операторов связи)	255 694	30 549	225 145
Расчеты с операторами связи за услуги связи	413 471	32 883	380 588
Расчеты с ОАО «Ростелеком»	287 724		287 724
Расчеты с покупателями и заказчиками по непрофильным видам деятельности	37 285	11 898	25 387
Расчеты за реализованные активы	21 699	1 596	20 103
Расчеты с госзаказчиком по гражданской обороне	25 501	8 043	17 458
ИТОГО на 31.12.2006г.:	**2 375 077**	**359 821**	**2 015 256**

Дебиторская задолженность за услуги связи по состоянию на 31.12.2006 составляет 2 316 093 тыс. руб., в том числе просроченная – 537 874 тыс. руб., или 23,2 % от всей суммы задолженности за услуги связи.

По сравнению с 31.12.2005г. задолженность за услуги связи уменьшилась на 139 856 тыс. руб., в том числе просроченная задолженность уменьшилась на 333 681 тыс. руб., а текущая задолженность возросла на 193 825 тыс.руб.

Основной причиной роста текущей задолженности является увеличение задолженности по расчетам с ОАО «Ростелеком». С начала года текущая задолженность по этой категории увеличилась на 287 381 тыс. руб.

Основными причинами снижения просроченной задолженности являются:

- взыскание задолженности льготной категории населения прошлых лет (после самостоятельно полученных ОАО «Сибирьтелеком» исполнительных листов с привлечением третьих лиц) – 248269, 2 тыс.руб.;
- списание просроченной задолженности за услуги связи в сумме –65 128,5 тыс.руб.;
- проведение мероприятий по оптимизации дебиторской задолженности на всех этапах работы с абонентами – должниками (автодозвон, предупреждение, выставление претензий, отключений и т.д.).

Доля дебиторской задолженности, приходящаяся на задолженность местного и федерального бюджетов по возмещению расходов, связанных с предоставлением льгот отдельным категориям абонентов, по состоянию на 31.12.2005г. составляла –518 784 тыс.руб. (или 21,1 % от всей суммы задолженности за услуги связи), на 31.12.2006 г. –186 553 тыс.руб. (или 8,1 %).

По состоянию на 31.12.2006г. Общество начислило резерв сомнительных долгов по возмещению расходов, связанных с предоставлением льгот в размере 186 551 тыс. руб. В 2007 году ожидается снизить просроченную задолженность по льготной категории на 72,4 млн.руб.

По состоянию на 31.12.2006 г. увеличение на 48,1% дебиторской задолженности за реализованные активы произошло в результате реструктуризации дебиторской задолженность ЗАО «Скай Линк» за услуги связи по договору цессии на сумму 8 642 тыс. руб.

6.9. Прочая дебиторская задолженность, платежи по которой ожидаются в течение 12 месяцев после отчетной даты (статья 243 Баланса)

	На 01.01.2006г.	На 31.12.2006г.
РАСЧЕТЫ ПО НАЛОГАМ И СБОРАМ	23 702	353 046
Расчеты по социальному страхованию и обеспечению	7 193	16 085
Расчеты с персоналом по оплате труда	2	
Расчеты с подотчетными лицами	1 952	1 515
Расчеты с персоналом по прочим операциям	31 985	34 858
Расчеты с разными дебиторами:	235 502	112 254
- расчеты по имущественному и личному страхованию	219	157
- расчеты по претензиям	8 937	4 780
- расчеты по причитающимся доходам	202	202
- расчеты по операциям с ценными бумагами		60
- расчеты по с поверенными (комиссионерами, агентами)	146 261	38 658
- прочие	94 717	111 706
Резерв сомнительных долгов по прочей дебиторской задолженности	(14 834)	(43 309)
ИТОГО:	**300 336**	**517 758**

6.10. Уставный капитал **(статья 410 Баланса):**

Уставный капитал составляет 2 387 973 276, 45 рублей и состоит из 12 011 401 829 обыкновенных и 3 908 420 014 привилегированных акций номинальной стоимостью 0,15 рублей каждая.

Акционеры	**Обыкновенные акции**		**Привилегированные акции**	
	Количество (штук)	**Номинальная стоимость, руб.**	**Количество (штук)**	**Номинальная стоимость, руб.**
Юридические лица, всего:	11 445 083 739	1 716 762 560,85	3 145 844 147	471 876 622,05
в том числе:				
- ОАО «Связьинвест»	6 086 601 672	912 990 250,80		
- Дочерние и зависимые общества	50 000	7 500,00		
из них:				
• ОАО АК «Мобилтелеком»	50 000	7 500,00		
- Прочие юридические лица, всего	5 358 432 067	803 764 810,05	3 145 844 147	471 876 622,05
из них: владеющие более 5 % от УК:				
• ЗАО «Депозитарно-Клиринговая компания» (НД)	731 949 079	109 792 361,85	853 824 962	128 073 744,30
• ЗАО « Ю Би Эс Номиниз» (НД)	272 289 557	40 843 433,55	697 129 870	104 569 480,50
• ЗАО «Инг Банк Евразия» (НД)	2 372 515 906	355 877 385,90	326 010 919	48 901 637,85
• НП «Национальный депозитарный центр" (НД)	1 075 270 366	161 290 554,90	688 180 645	103 227 096,75
Физические лица, всего	566 318 090	84 947 713,50	762 575 867	114 386 380,05
ИТОГО:	12 011 401 829	1 801 710 274,35	3 908 420 014	586 263 002,10

По состоянию на 31 декабря 2006 года уставный капитал Общества полностью оплачен.

Привилегированные акции не дают права голоса, они не могут быть конвертированы в обыкновенные акции, по ним выплачивается годовой дивиденд.

Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции типа А, устанавливается в размере 10 процентов чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25 процентов уставного капитала Общества. При этом, если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции типа А, размер дивидендов, выплачиваемых по последним, должен быть увеличен до размера дивидендов, выплачиваемого по обыкновенным акциям.

6.11. Собственные акции, выкупленные у акционеров **(статья 440 Баланса)**

Выкуп собственных акций Обществом не производился.

6.12. Распределение прибыли

Планируемое распределение прибыли 2006 года, подлежащее утверждению на годовом общем собрании акционеров Общества, которое должно состояться 25 июня 2007 года:

	Сумма
Капитал до распределения прибыли отчетного года	
Уставный капитал	2 387 973
Резервный капитал	119 399
Добавочный капитал	1 804 986
Прибыль прошлых лет	6 536 092
Прибыль отчетного года	1 254 318
Итого капитал до распределения прибыли:	**12 102 768**
Направления распределения прибыли отчетного года	
Прибыль, направленная на дивиденды	(327 596)
Итоги распределения прибыли отчетного года	**(327 596)**
Капитал после распределения прибыли	
Уставный капитал	2 387 973
Резервный капитал	119 399
Добавочный капитал	1 804 986
Прибыль прошлых лет	7 462 814
Итого капитал после распределения прибыли:	**11 775 172**
Уменьшение капитала после распределения прибыли отчетного года	**(327 596)**
Прирост (уменьшение) капитала в части нераспределенной прибыли отчетного года	926 722

6.13. Дивиденды

В 2006 году в соответствии с решением Общего собрания акционеров было объявлено о выплате дивидендов за год, закончившийся 31 декабря 2005 года в размере 0,013773 рублей на обыкновенную акцию и 0,017792 рублей на привилегированную акцию. Сумма дивидендов, подлежащих выплате, составила 234 972 тыс. руб.

Наименование акций	**Количество акций (шт.)**	**Дивиденды на 1 акцию (руб.)**	**Итого сумма дивидендов (руб.)**
Привилегированные акции типа А	3 908 420 014	0,031515	123 173 857
Обыкновенные акции	12 011 401 829	0,017019	204 422 048
ИТОГО:	**15 919 821 843**		**327 595 905**

В прилагаемой финансовой отчетности дивиденды за 2006 год не отражены. Они будут отражены как использование нераспределенной прибыли в течение года, заканчивающегося 31 декабря 2007 года, после их утверждения на годовом общем собрании акционеров Общества.

6.14. Кредиты и займы (строки 510 и 610 Баланса):

	Долгосрочные		Краткосрочные	
	01.01.2006г.	**31.12.2006г.**	**01.01.2006г.**	**31.12.2006г.**
Кредиты банков, всего:	**1 651 419**	**3 027 367**	**1 116 181**	**1 598 037**
в том числе:				
Альфа-банк			7 441	
Внешэкономбанк	1 914		225 938	
КВС банк	16 114		32 778	16 541
Газпромбанк	65 000		75 053	345 756
Московский деловой мир			150 145	
Сбербанк РФ	800 000	1 273 000	153 243	403 766
Коммерцбанк	300 000	300 000	302 301	302 236
Банк Внешней торговли	40 000		161 052	
Инг Банк Евразия	14 391	34 367	8 230	45 862
АКБ Промсвязьбанк	414 000			
Банк Москвы		500 000		
Банк Сосьете Женераль Восток		420 000		180 000
Райффайзенбанк Австрия Сибирский филиал		500 000		303 876
Займы организаций, всего:	**1 305**		**4 080**	**1 150**
в том числе:				
Администрация Балейского р-на			375	
Администрация Каларского р-на	155			
Администрация Кыринского р-на			404	
Администрация Оловянинского р-на			200	
Администрация Улетовского р-на			801	
Администрация Читинской обл.	1 150		2 300	1 150
Облигации выпущенные	**7 000 000**	**7 000 000**	**1 847 840**	**2 235 342**
Выпуск 03			1 633 327	
Выпуск 04	2 000 000		121 918	2 122 603
Выпуск 05	3 000 000	3 000 000	49 151	49 907
Выпуск 06	2 000 000	2 000 000	43 444	43 874
Выпуск 07		2 000 000		18 958
Вексельные займы			**300 000**	
ИТОГО:	**8 652 724**	**10 027 367**	**3 268 101**	**3 834 529**

В 1995-1997 г.г. Министерство Финансов Российской Федерации предоставило Обществу долгосрочное финансирование в целях покупки телекоммуникационного оборудования у различных иностранных поставщиков. При этом Внешэкономбанк выступал как агент, кредитовавший Компанию от лица правительства Российской Федерации. Валютой договора является Евро. В течение 2006 года задолженность перед Министерством Финансов РФ по текущим и просроченным обязательствам была погашена полностью. В соответствии со статьей 98 Федерального закона от 26 декабря 2005 г. № 189-ФЗ «О федеральном бюджете на 2006 год» и пунктом 29 постановления Правительства Российской Федерации от 22 февраля 2006 г. № 101 «О мерах по реализации Федерального закона «О федеральном бюджете на 2006 год» и во исполнение приказа Минфина

России от 29.12.2006 г. № 593 задолженность Общества по уплате штрафных санкций списана в общей сумме 1 880,89 тыс. Евро.

В 2006 году Общество использовало следующие инструменты кредитования компании: размещение облигаций, привлечение кредитов банков. Структура привлечения заемного капитала в 2006 году выглядит следующим образом:

№ п/п	Наименование инструмента	Сумма	Процент в общей сумме
1.	Облигационные займы	2 000 000	39
2.	Кредиты банков	3 141 437	61
	Итого	5 141 437	100

Для покрытия возникающих кассовых разрывов в течение года оформлялись договоры возобновляемых кредитных линий.

В таблице приведены наиболее крупные кредитные договоры, заключенные Обществом в 2006 году:

Наименование банка	Сумма кредита	Процентная ставка	Дата погашения	Обеспечение	Сумма обеспечения
АКБ «Банк Москвы» (ОАО)	500 000	10,5	14.03.2008	без обеспечения	
«Райффайзенбанк Австрия» (ЗАО)	200 000	3% + MOSPRIM (1 мес.)	25.10.2007	оборудование связи	272 497
«Райффайзенбанк Австрия» (ЗАО)	500 000	3% + MOSPRIM (1 мес.)	25.10.2009	без обеспечения	
АКБ «Промсвязьбанк» (ЗАО)	300 000	11	15.05.2008	без обеспечения	
Сибирский банк Сбербанка РФ (ОАО)	800 000	9,5	20.09.2011	оборудование связи	836 947
АКБ "Сосьете Женераль Восток" (ЗАО)	600 000	3% + MOSIBOR (3 мес.)	10.07.2009	оборудование связи	784 672

В 2006 году проводилась работа с банками по снижению стоимости кредитных ресурсов. Компании удалось снизить процентную ставку за пользование кредитными средствами по 4 действующим договорам с разными банками. Кредиты банков, с которыми не была достигнута договоренность о снижении стоимости кредитных ресурсов, были погашены досрочно, к ним относятся два договора с ЗАО АКБ «Промсвязьбанк», сумма досрочного погашения составила 790 000 тыс. руб.

Облигационные займы

В мае 2006 года Общество зарегистрировало выпуск серии 07 документарных неконвертируемых процентных облигаций номинальной стоимостью 1 000 рублей каждая. Облигации имеют 6 купонов. Выплаты по первому купону производятся на 182 день со дня начала размещения облигаций, выплаты по остальным купонам производятся через каждые 182 дня. Процентная ставка по купонам определена в размере 8,65 % годовых. Облигации подлежат погашению через 1 092 дня со дня их размещения в мае 2009 года. Средства от выпуска облигаций направлены на

финансирование инвестиционной программы Общества 2006 года, а также рефинансирование ранее привлеченных заемных средств.

В ноябре 2006 года Общество исполнило обязательство по выплате купонного дохода по первому купону облигаций серии 07. Общий размер купонного дохода составил 86 260 тыс. рублей. Размер купонного дохода, начисленный на одну облигацию – 43,13 рубля. Обязательство исполнено в срок, предусмотренный Решением о выпуске и Проспектом облигаций.

В январе и июле 2006 года Общество исполнило обязательство по выплате купонного дохода по пятому и шестому купону облигаций серии 03. Общий размер купонного дохода составил 221 238 тыс. рублей. Размер купонного дохода, начисленный на одну облигацию – 72,3 рубля. Обязательство исполнено в срок, предусмотренный Решением о выпуске и Проспектом облигаций. В июле 2006 года Общество произвело выкуп собственных облигаций серии 03 на сумму 1 530 000 тыс. рублей.

В январе и июле 2006 года Общество исполнило обязательство по выплате купонного дохода по третьему и четвертому купону облигаций серии 04. Общий размер купонного дохода составил 249 320 тыс. рублей. Размер купонного дохода, начисленный на одну облигацию – 62,33 рубля. Обязательство исполнено в срок, предусмотренный Решением о выпуске и Проспектом облигаций.

В апреле и октябре 2006 года Общество исполнило обязательство по выплате купонного дохода по второму и третьему купону облигаций серии 05. Общий размер купонного дохода составил 275 220 тыс. рублей. Размер купонного дохода, начисленный на одну облигацию – 45,87 рублей. Обязательство исполнено в срок, предусмотренный Решением о выпуске и Проспектом облигаций.

В марте и сентябре 2006 года Общество исполнило обязательство по выплате купонного дохода по первому и второму купону облигаций серии 06. Общий размер купонного дохода составил 156 560 тыс. рублей. Размер купонного дохода, начисленный на одну облигацию – 39,14 рублей. Обязательство исполнено в срок, предусмотренный Решением о выпуске и Проспектом облигаций.

График погашения долгосрочных кредитов и займов на 31 декабря 2006 года:

	Кредиты и займы	**Облигационные займы**	**Итого**
в течение 2008 года	1 207 647	3 000 000	4 207 647
в течение 2009 года	1 346 720	2 000 000	3 346 720
в течение 2010 года		2 000 000	2 000 000
в течение 2011 года	473 000		473 000
ИТОГО:	**3 027 367**	**7 000 000**	**10 027 367**

Затраты Общества, связанные с получением и использованием займов и кредитов, отнесены:

	2006 год	**2005 год**
- в состав прочих расходов	1 158 654	1 071 352
- в стоимость инвестиционных активов	53 539	43 033
Итого:	**1 212 193**	**1 114 385**

В 2006 году Общество использовало на строительство внутризоновых ВОЛП, реконструкции ГТС заемные средства, полученные на другие цели. Проценты за использование указанных заемных средств рассчитаны по ставке, указанной в договоре, и включены в стоимость указанных активов в сумме 2 876 тыс. руб.

6.15. Отложенные налоговые обязательства **(статья 515 Баланса)**

Движение отложенных налоговых обязательств в 2006 году:

Остаток на 01.01.2006 года	**489 654**
Созданы в отчетном периоде по налогооблагаемым временным разницам	252 341
Погашено в уменьшение налоговых платежей	31 135
Остаток на 31.12.2006 года	**710 860**

6.16. Прочие долгосрочные обязательства **(статья 520 Баланса)**

	На 01.01.2006г.	На 31.12. 2006 г.
Расчеты с поставщиками и подрядчиками по лизингу	875 040	369 183
Долгосрочные векселя выданные	7 659	7 659
Долгосрочная часть задолженности по налогам и сборам	48 135	373
Прочая долгосрочная задолженность		8
ИТОГО:	**930 834**	**377 223**

По сравнению с прошлым годом долгосрочная кредиторская задолженность уменьшилась на 553 611тыс. руб. Уменьшением долгосрочной задолженности по лизингу на 505 857 тыс. руб. связано с переводом задолженности из долгосрочной в краткосрочную часть.

На 31 декабря 2006года Обществом реструктуризирована кредиторская задолженность перед бюджетом по уплате основной суммы налога в размере 53 тыс. руб. и 319 тыс. руб. – по уплате налоговых штрафов и пеней.

6.17. Кредиторская задолженность

Расчеты с бюджетом по налогам и сборам (статья 625 Баланса):

	На 01.01.2006г.	На 31.12.2006г.
Расчеты по налогу на имущество	97 190	101 533
Расчеты по налогу на доходы физических лиц	30 719	35 502
Расчеты по земельному налогу	26	3 947
Расчеты по транспортному налогу	3 042	3 404
Расчеты по налогу на добавленную стоимость	246 134	3 000
Расчеты по единому налогу на вмененный доход	127	296
Расчеты по налогу на пользователей автодорог	1	291
Расчеты по налогу на прибыль	35 926	258
Расчеты по налогу с продаж	84	10
Прочие налоги и сборы	12	490
ИТОГО:	**413 261**	**148 731**

Сокращение на 243 134 тыс.руб. обязательств перед бюджетом по налогу на добавленную стоимость объясняется тем, что с 01 января 2006 года Федеральным законом «О внесении изменений в главу 21 части второй Налогового кодекса Российской Федерации и о признании утратившими силу отдельных положений актов законодательства о налогах и сборах» от 22.07.2005 г. №119-ФЗ отменены такие основания для вычета НДС, как оплата товаров (работ, услуг), а по объектам недвижимости - подача документов на государственную регистрацию прав на приобретенное недвижимое имущество

Прочая кредиторская задолженность (статья 626 Баланса):

	На 01.01.2006г.	**На 31.12.2006г.**
Расчеты по резерву универсального обслуживания	62 319	61 216
Расчеты с подотчетными лицами	354	457
Расчеты с персоналом по прочим операциям	326	345
Расчеты с разными кредиторами	503 293	261 684
- расчеты с доверителями	69 377	146 928
- расчеты по отложенному налогу на добавленную стоимость	390 084	50 035
- расчеты по депонированным суммам	1 932	1 367
- расчеты по имущественному и личному страхованию	285	282
- расчеты по претензиям	117	281
- расчеты по налогам и сборам	1	
- прочие расчеты	41 497	62 791
ИТОГО:	**566 292**	**323 702**

По сравнению с 2005 годом снижена кредиторская задолженность по отложенному налогу на 340 049 тыс. руб., что в основном связано с сокращением дебиторской задолженности, возникшей на 01.01.2006 года.

В общей сумме кредиторской задолженности, отраженной по строке 620 баланса на конец отчетного периода, величина просроченной задолженности составляет 10 569 тыс. руб.

В 2006 году в соответствии с Законом «О связи» и в порядке, установленном Постановлением Правительства Российской Федерации от 21 апреля 2005 года N243 Общество произвело обязательные для операторов связи отчисления в резерв универсального обслуживания в сумме 216 160 тыс. руб. (в 2005 году – 155 691 тыс. руб.)

Величина перечислений за 2006 год в резерв универсального обслуживания составила 217 264тыс. руб. (в 2005 году – 93 372 тыс. руб.).

6.18. Доходы будущих периодов (**статья 640 Баланса)**

	На 01.01.2006г.	**На 31.12.2006г.**
Бюджетные средства целевого финансирования, всего	3 031	2 865
в том числе		
- бюджетные средства в виде денежных средств на прочие цели	2 866	2 865
- мобилизационная подготовка и содержание мобилизационного резерва	165	
Бюджетные средства в других видах на прочие цели	44	
Средства целевого финансирования (кроме бюджетных средств)	1 133	519
	На 01.01.2006г.	**На 31.12.2006г.**
Доходы будущих периодов, всего	110 216	100 798
в том числе		
- безвозмездные поступления	97 098	87 811
- средства целевого финансирования	11 052	12 236
-доходы, полученные в счет будущих периодов	1 211	
- предстоящие поступления задолженности по недостачам, выявленным за прошлые периоды	621	585
- разница между суммой, подлежащей взысканию с виновных лиц, и балансовой стоимостью по недостаче	234	166
ИТОГО:	**114 424**	**104 182**

6.19. Резервы предстоящих расходов (статья 650 Баланса)

	На 01.01.2006г.	На 31.12.2006г.
Резерв по предстоящей оплате отпусков	375 248	409 339
Резерв на выплату вознаграждения по итогам за год	351 762	678 708
Прочие резервы:	223 447	579 378
в том числе:		
специальные премии		298 766
квартальная премия	152 702	216 488
премия за декабрь	47 726	42 299
годовое вознаграждение членам Совета директоров, членам Коллегии, выплаты членам Правления	23 019	21 825
ИТОГО:	**950 457**	**1 667 425**

7. Пояснения к существенным статьям отчета о прибылях и убытках

7.1. Доходы по обычным видам деятельности

Выручка от продажи продукции, товаров, оказания услуг, выполнения работ (за минусом НДС, акцизов и аналогичных обязательных платежей):

	2006 год	2005 год
Городская и сельская телефонная связь	10 067 639	9 345 638
Внутризоновая телефонная связь	4 265 419	3 192 537
Услуги присоединения и пропуска трафика	3 716 869	2 173 499
Документальная электросвязь	2 130 888	1 444 521
Подвижная радиотелефонная (сотовая связь)	1 012 261	721 705
Услуги, сопровождающие оказание услуг междугородной и международной связи операторами МГ и МН связи	790 401	
Доходы от прочей реализации (непрофильные виды деятельности)	531 200	450 731
Проводное вещание	282 855	281 626
Подвижная радиосвязь, радиовещание, телевидение, спутниковая связь	102 208	90 725
Прочие услуги связи (профильные виды деятельности)	42 064	45 561
Универсальные услуги связи	8	
Междугородная и международная телефонная связь		4 160 150
ИТОГО:	**22 941 812**	**21 906 693**

Междугородная и международная телефонная связь

Начиная с 2006 года, в соответствии со вступившими в силу нормативными правовыми актами, изменились правила предоставления операторами связи пользователям услуг внутризоновой, междугородной и международной связи.

В 2006 году Общество прекратило оказывать пользователям услуги междугородной и международной связи, так как в соответствии с новыми правилами данные услуги на территории Российской Федерации оказывают только операторы, имеющие лицензии на оказание междугородной и международной телефонной связи. С 2006 года Общество на основании соответствующей лицензии оказывает пользователям услуги внутризоновой телефонной связи.

Внутризоновая телефонная связь

Услуги внутризоновой телефонной связи включают в себя предоставление пользователям:

- телефонных соединений между пользователями, подключенными к сети фиксированной телефонной связи в пределах территории субъекта Российской Федерации,
- телефонных соединений между пользователями, подключенными к сети фиксированной телефонной связи, и пользователями, подключенными к сети подвижной связи, когда абонентские номера вызывающего и вызываемого абонента и (или) пользователя входят в ресурс нумерации, соответственно географически определяемой и географически не определяемой зон нумерации, закрепленной за одним и тем же субъектом Российской Федерации.

С 01 января 2006 года приказом Федеральной службы по тарифам России от 20 декабря 2005 года №733-с/7 Обществу установлены предельные тарифы на услуги внутризоновой связи, предоставляемые абонентам сети фиксированной телефонной связи. Общество установило тарифы на услуги внутризоновой связи в диапазоне от 2,25 руб. до 9 руб., в зависимости от зон тарификации. Кроме того, тарифы дифференцированы по времени суток и дням недели с применением понижающих коэффициентов в размере до 0,7.
Тарифы на внутризоновые телефонные соединения имеют тенденцию к постепенному снижению и выравниванию по зонам
Федеральным законом от 3 марта 2006 г. N 32-ФЗ "О внесении изменения в статью 54 Федерального закона "О связи" была отменена плата за входящий звонок на любой телефон. Законопроект вступил в силу с 1 июля 2006 года.
Приказом ФСТ России от 19.06.2006 №123-с/1 были установлены предельные тарифы на внутризоновые соединения абонентов с абонентами операторов сетей подвижной радиотелефонной связи в размере 1,5 руб.
Соединения от абонентов фиксированной телефонной сети связи на абонентов подвижной радиотелефонной сети связи тарифицируются как внутризоновые телефонные соединения.

До 01 июля 2006 года данные услуги внутризоновой телефонной связи тарифицировались как местные телефонные соединения в зависимости от выбранной абонентом системы оплаты (абонентская – без дополнительной платы; повременная – 0,17 за мин.).

В 2005 году доходы от предоставления пользователям внутризонового телефонного соединения не обособлялись, так как Обществу утверждались тарифы на оказание услуг междугородной телефонной связи без выделения величины тарифа на услуги внутризоновой телефонной связи. Таким образом, данные о доходах за 2006 и 2005 годы по услугам внутризоновой, междугородной и международной связи не могут быть сопоставимыми в силу вступивших в 2006 году новых нормативных актов, регулирующих оказание этих услуг, а также разграничению полученных лицензий между Обществом и операторами междугородной и международной связи.

Услуги, сопровождающие оказание услуг междугородной и международной связи операторами МГ и МН связи

В 2006 году Общество стало выступать агентом операторов международной и междугородной телефонной связи по предоставлению абонентам этих услуг. В этой связи Общество заключило с ОАО «Ростелеком» и ОАО «МТТ» договоры, согласно которым оказывает им услуги, сопровождающие оказание услуг междугородной и международной связи, а именно:
- услуги по обработке заказа абонента при предоставлении ему доступа к услугам междугородней и международной связи по немедленной и заказной системе обслуживания,
- услуги биллинговой обработки услуг междугородной и международной связи,
- услуги по подготовке, формированию и хранению необходимых документов и отчетных форм,
- агентские услуги по сбору платежей с абонентов и информационно-справочному обслуживанию от имени и за счет операторов междугородной и международной связи,
- ведение претензионно-исковой деятельности, доставка документов.

В связи с намерениями операторов междугородной и международной связи организовать прямое обслуживание расчетов с абонентами данные доходы в последующие периоды будут снижаться.

Услуги присоединения и пропуска трафика

В 2006 году Общество оказывает операторам связи услуги по присоединению и услуги по пропуску трафика в соответствии с Постановлением Правительства Российской Федерации от 28 марта 2005 года №161 «Об утверждении Правил присоединения сетей электросвязи и их взаимодействия».

Приказом Федеральной службы по надзору в сфере связи от 24.10.2006г. № 40 Общество включено в реестр операторов, занимающих существенное положение в сети связи общего пользования, поэтому цены Общества на услуги присоединения и услуги по пропуску трафика подлежат государственному регулированию.

На начало 2006 года указанные цены не были утверждены, в результате Федеральная служба по надзору в сфере связи разрешила Обществу самостоятельно установить цены. Цены на услуги присоединения и услуги по пропуску трафика были утверждены приказом Общества от 15.02.2006 года № 41 и применялись при перезаключении договоров присоединения и взаимодействия с операторами связи до 01 июля 2006 года.

Услуги присоединения

С 01 июля 2006 года Приказом Федеральной службы по надзору в сфере связи от 19 июня 2006 года №51 Обществу установлены предельные цены на услуги присоединения, включающие в себя предельные цены за организацию точки присоединения и предельные цены за обслуживание точки присоединения. Общество установило цены на услуги присоединения на максимальном уровне предельных цен.

Доходы общества от оказания услуг присоединения в 2006 году составили 353 949 тыс. руб. (2005 год – 150 882 тыс. руб.), в том числе:

- в части платежей за организацию точки присоединения – 26 228 тыс. руб. (2005 год – 150 882 тыс. руб.),
- в части платежей за обслуживание точки присоединения – 327 721 тыс. руб., (2005 год – 0 тыс. руб.).

В 2005 году в соответствии с Постановлением от 17 октября 1997 года N1331 «Об утверждении основных положений ведения взаиморасчетов между операторами сетей электросвязи, образующих сеть электросвязи общего пользования, за предоставляемые ресурсы и участие в передаче нагрузки этих сетей» Общество получало доходы от предоставления доступа к сети электросвязи общего пользования. Указанные платежи 2005 года аналогичны платежам 2006 года за организацию точки присоединения.

В 2005 году получение доходов в части ежемесячных платежей за обслуживание точки присоединения в составе доходов от предоставления доступа к сети электросвязи общего пользования не было предусмотрено действующим законодательством.

Услуги по пропуску трафика

Услуги по пропуску трафика совместно означают:

- услуги местного и зонового инициирования вызова с сети Общества,
- услуги местного и зонового инициирования вызова с сети присоединенного оператора,
- услуги местного и зонового завершения вызова на сеть Общества;
- услуги местного и зонового завершения вызова на сеть присоединенного оператора;
- услуги местного и зонового транзита вызова.

С 01 июля 2006 года Приказом Федеральной службы по надзору в сфере связи от 19 июня 2006 года № 51 Обществу установлены предельные цены на услуги по пропуску трафика в телефонной сети общего пользования. Общество установило цены на услуги зонового инициирования и зонового завершения вызова по максимальному уровню предельных цен. Цены на услуги местного завершения/инициирования вызова установлены на среднем уровне.

Постановлением Правительства Российской Федерации от 19 октября 2005 года №627 «О государственном регулировании цен на услуги присоединения и услуги по пропуску трафика, оказываемые операторами, занимающими существенное положение в сети связи общего пользования» операторам на период до 01 января 2008 года к цене на услуги местного и зонового инициирования вызова, направленного на установление внутризонового, междугородного и международного телефонного соединения устанавливается компенсационная надбавка. Приказом Федеральной службы по тарифам России от 20.12.2005 года № 733-с/7 Обществу утверждена компенсационная надбавка к цене на услуги местного и зонового инициирования вызова в размере 0,65 руб. за минуту.

В 2006 году доходы Общества от оказания услуг по пропуску трафика формируются в сумме:

- платежей ОАО «Ростелеком» и прочих операторов МГ/МН связи:
  - за услуги зонового инициирования вызова с сети Общества (платежи включают компенсационную надбавку),
  - за услуги зонового инициирования вызова с сети присоединенных операторов,
  - за услуги зонового завершения вызова на сеть Общества и на сети присоединенных операторов;
- платежей операторов, присоединенные к сети Общества на местном и зоновом уровнях, за услуги по завершению вызова;
- платежей операторов сети передачи данных за услуги инициирования вызова.

В 2005 году доходы Общества от оказания услуг пропуска трафика имели иную структуру. Общество получало доходы за пропуск трафика по его внутризоновой сети (терминация с сети ОАО Ростелеком) и за предоставление технических средств и сооружений от операторов, сети которых присоединены к сети Общества на местном и зоновом уровнях.

Доходы Общества от оказания услуг по пропуску трафика в 2006 году составили 3 362 920 тыс. руб., из них суммы, полученные за счет компенсационной надбавки 514 170 тыс. руб. (2005 год - 2 022 618 тыс. руб., компенсационная надбавка не применялась).

С 01 февраля 2007 года Приказом Федеральной службы по тарифам России от 17.11.2006 года № 279-с/3 размер компенсационной надбавки снижается до уровня 0,50 руб. за минуту, что приведет к снижению в 2007 году доходов от оказания услуг инициирования вызова.

Универсальные услуги связи

В период с января по май 2006 года Общество стало победителем в четырех конкурсах на право оказания универсальной услуги связи с использованием таксофона на территории Сибирского федерального округа (Усть-Ордынского бурятского автономного округа, Республики Бурятия, Агинского бурятского автономного округа, Читинской области, Иркутской области, Красноярского края, Таймырского автономного округа, Алтайского края, Республики Горный Алтай, Республики Хакасия, Томской, Омской, Новосибирской и Кемеровской областей). В результате заключены 53 договора на установку 10 345 универсальных таксофонов. С августа 2006 года Общество приступило к оказанию универсальной услуги.

Сравнительные данные по доходам за 2005

В отчетности за 2005 год по отдельной статье «Доходы от операторов связи» Общество показало доходы от предоставления операторам связи услуг присоединения, услуг по пропуску трафика, услуг подвижной сотовой связи, услуг по предоставлению каналов в пользование, в том числе телеграфных, услуг передачи данных, услуг Интернет и иных услуг.

В 2006 году Общество изменило формат представления информации о полученных доходах и отдельной статьей показывает доходы от услуг присоединения и услуг по пропуску трафика. Другие доходы, полученные от операторов связи, включаются в состав соответствующих статей доходов.

В целях сопоставимости показателей отчетности доходы от операторов связи, полученные в 2005 году, включены в сравнительные данные за 2005 год следующим образом:

Всего доходы от операторов связи за 2005 год	**2 631 850**
из них перераспределено на статьи:	
- городская и сельская телефонная связь	142 911
- подвижная радиотелефонная (сотовая связь)	35 929
- документальная электросвязь	46 767
- услуги присоединения и пропуска трафика	2 173 500
- прочие услуги связи (профильные виды деятельности)	8 069
- внутризоновая телефонная связь	224 674

В отчетности за 2005 год по отдельной статье «Новые услуги связи» Общество показало доходы от услуг Интернет, услуг IP-телефонии, услуг ISDN и услуг интеллектуальных сетей. В 2006 году доходы от услуг Интернет и услуг IP-телефонии показываются в составе доходов от документальной электросвязи, доходы от услуг интеллектуальных сетей - в составе доходов от прочих услуг связи, доходы от услуг ISDN распределяются на разные услуги, оказанные с использованием технологии ISDN.

В целях сопоставимости показателей отчетности доходы от новых услуг, полученные в 2005 году, включены в сравнительные данные за 2005 год следующим образом:

Всего доходы от новых услуг за 2005 год	**1 109 952**
из них перераспределено на статьи:	
- городская и сельская телефонная связь	24 815
- междугородная и международная телефонная связь	39 062
- документальная электросвязь	1 043 396
- прочие услуги связи (профильные виды деятельности)	2 679

Расчеты неденежными средствами

В 2006 году часть выручки Общества от оказания услуг, выполнения работ, продажи товаров, продукции, получена на условиях договоров, предусматривающих исполнение обязательств (оплату) неденежными средствами. Самые существенные операции были с ОАО «Ростелеком» 3 338 566 тыс. руб.(2005- 922 350 тыс. руб.)

7.2. Расходы по обычным видам деятельности

Расходы на продажу продукции, товаров, оказание услуг, выполнение работ:

	2006 год	**2005 год**
Затраты на оплату труда	7 604 050	6 615 787
Амортизация основных средств	2 928 082	2 512 946
Отчисления на социальное страхование	1 788 201	1 564 821
Материальные затраты	1 776 254	1 713 564
Услуги сторонних организаций	1 353 206	1 299 441
Расходы по услугам операторов связи (кроме ОАО Ростелеком»)	1 269 441	486 644
Расходы по услугам операторов связи, входящих в Группу	383 621	171 003
Отчисления в резерв универсального обслуживания	216 160	155 691
Расходы по услугам ОАО "Ростелеком"	102 720	2 473 558
Налоги и сборы, включаемые в состав расходов по обычным видам деятельности	30 057	33 245
Прочие расходы	2 081 094	1 856 358
ИТОГО:	**19 532 886**	**18 883 058**

Расходы по резерву условных обязательств

В рамках повышения эффективности деятельности Обществом принята Программа оптимизации численности персонала, утвержденная Правлением Общества. Программа предусматривает постепенное уменьшение численности сотрудников в период с 2006 по 2008годы.

В декабре 2006 года Обществом создан резерв условных обязательств по выплате компенсаций сотрудникам, которые на 31 декабря 2006 годы уведомлены о предстоящем сокращении (*в порядке установленном статьей 180 Трудового Кодекса Российской Федерации*). Расходы по созданию резерва составили 51 690 тыс. руб. и отнесены в состав расходов по обычным видам деятельности и прочим расходов.

Расходы по услугам операторов связи

В 2006 году изменился порядок взаимодействия Общества с операторами местной, зоновой, междугородной и международной телефонной сети связи, а также с операторами сети передачи данных (7.1.).

Общество с 01 января 2006 года несет расходы по оплате услуг присоединения и пропуска трафика, оказываемых операторами связи, сети которых присоединены к сети Общества. Порядок взаимодействия и расчетов Общества и присоединенных операторов определяется Федеральным законом «О связи», а также постановлениями Правительства Российской Федерации от 28 марта 2005 года №161 и от 19.10.2005 № 627.

Оплата указанных выше услуг осуществляется в соответствии с ценами, определенными условиями договоров между сторонами.

Расходы Общества по оплате услуг по пропуску трафика в 2006 году составили 747 837 тыс. руб. (в 2005 году – 115 868 тыс. руб.).

В 2005 году Общество оказывало услуги междугородной и международной связи и осуществляло платежи присоединенным операторам за их участие в технологическом процессе оказания услуг внутризоновой, междугородной и международной связи пользователям этих операторов. Расчеты с присоединенными операторами производились в процентах от сумм доходов, полученных Обществом от оказания пользователям присоединенных операторов услуг внутризоновой, междугородной и международной связи.

В 2006 году Общество не оказывает услуги междугородной и международной связи. Расчеты с присоединенными операторами в зависимости от уровня присоединения (местный или зоновый) осуществляются за местное или зоновое инициирование или завершение вызова по цене за 1 минуту, установленную присоединенным оператором, при этом цена присоединенного оператора не должна быть выше цены Общества на аналогичную услугу связи.

Расходы Общества по оплате услуг присоединения, оказываемых прочим операторам составили в 2006 году 25 763 тыс. руб. (2005 год - 0 тыс. руб.).

Кроме вышеперечисленных, в состав расходов по оплате услуг операторов связи входят расходы по услугам роуминга, аренде каналов, предоставлению доступа к ресурсам сети Интернет, пропуску трафика сети передачи данных и телеграфной сети. Порядок взаимодействия Общества с операторами, предоставляющими данные услуги, в 2006 году по сравнению с 2005 не изменился. Расходы по оплате таких услуг составили в 2006 году 879 462 тыс. руб. (2005 – 541 779 тыс. руб.). Увеличение расходов в 2006 году связано с ростом объема услуг.

Расходы по услугам ОАО «Ростелеком»

До 1 января 2006 года Общество оказывало пользователям услуги междугородной и международной связи и несло расходы по оплате услуг с ОАО «Ростелеком» по пропуску междугородного и международного трафика по сети ОАО «Ростелеком» в другой регион России или в другую страну. При этом цена услуги ОАО «Ростелеком» включала в себя составляющую за терминацию

исходящего трафика, инициированного с сети Общества на сети других операторов, которая затем уплачивалась ОАО «Ростелеком» этим операторам. В 2005 году расходы Общества по оплате указанных услуг ОАО «Ростелеком» составили 2 397 579 тыс. руб.

С 2006 года Общество не оказывает пользователям услуги междугородной и международной связи, в результате в структуре расходов Общества отсутствуют платежи в сторону ОАО «Ростелеком» за пропуск по его сети междугородного и международного трафика, инициированного с сети Общества.

В 2006 году Общество оплачивает ОАО «Ростелеком» услуги междугородного завершения вызова на сети других операторов связи, в случае если инициирование вызова осуществляется с сети подвижной радиотелефонной связи, и проходит через сеть Общества.
Расходы Общества по оплате услуг, оказываемых ОАО «Ростелеком», составили в 2006 году 102 720 тыс. руб., из них услуги присоединения 36 167 тыс. руб. (2005 год - 0 тыс. руб.), расходы по аренде каналов и прочим услугам 66 553 тыс. руб.(2005 – 75 979 тыс. руб.)

Расходы по оказанию универсальных услуг связи

Расходы Общества на оказание универсальных услуг связи в 2006 году, отраженные в составе расходов по обычным видам деятельности, составили 58 716 тыс. руб., отраженные в составе прочих расходов 4 684 тыс. руб. В результате сформированы убытки от оказания универсальных услуг связи с использованием таксофона в сумме 63 379 тыс. руб.
Величина убытка подлежит возмещению Обществу в порядке, установленном Правилами возмещения операторам универсального обслуживания убытков, причиняемых оказанием универсальных услуг связи (утверждены Постановлением Правительства Российской Федерации от 21 апреля 2005 года №246).

7.3 Прочие доходы и расходы:

Прочие доходы:

	2006 год	2005 год
Доходы от продажи и прочего выбытия прочих активов	304 073	140 546
Доходы от восстановления резерва сомнительных долгов	263 207	132 744
Доходы от продажи и прочего выбытия основных средств	101 447	57 330
Прибыль прошлых лет, выявленная в отчетном году	86 700	173 221
Доход от прироста стоимости котирующихся ценных бумаг	67 439	29 922
Стоимость имущества, выявленного по результатам инвентаризации	41 453	24 390
Прибыль от списания кредиторской задолженности с истекшим сроком исковой давности	77 569	15 681
Списание доходов будущих периодов	14 492	17 303
Курсовые разницы	11 728	11 412
Поступления в возмещение причиненных убытков	11 032	6 162
Суммовые разницы	8 716	8 304
Штрафы, пени, неустойки за нарушение условий договоров, поступления в возмещение причиненных убытков	5 107	6 223
Доходы как следствие чрезвычайных обстоятельств	614	1 962
Прочие доходы	139 952	48 814
из них:		
Переоценка долгового обязательства	80 652	29 673
Списание реструктуризации штрафов и пени по налогам	49 625	
Компенсация дополнительных затрат на содержание оборудования связи	4 555	3 961
Поступила ранее списанная дебиторская задолженность	3 304	6 827
Страховые возмещения	207	1 317

	2006 год	2005 год
Восстановление резерва по сомнительным долгам, начисленного на дебиторскую задолженность, возникшую необоснованно	22	5 589
прочие	1 587	1 447
ИТОГО:	**1 133 529**	**674 014**

Прочие расходы:

	2006 год	2005 год
Расходы, связанные с продажей и прочим выбытием активов	234 416	73 171
Расходы, связанные с продажей и прочим выбытием основных средств	143 532	112 995
Расходы по резерву под снижению стоимости ТМЦ	12 982	
Расходы по резерву под обесценение финансовых вложений		14
Расходы по налогам и сборам	439 308	371 249
Расходы на оплату услуг кредитных организаций	83 516	90 442
Дополнительные затраты по кредитам и займам	19 011	64 237
Штрафы, пени, неустойки за нарушение условий договоров	1 251	860
Возмещение причиненных убытков	739	863
Убытки прошлых лет, выявленные в отчетном году	147 882	164 699
Курсовые разницы	2 880	5 383
Суммовые разницы	73 204	3 796
Списание дебиторской задолженности	11 717	7 283
Стоимость имущества, недостача которого выявлена по результатам инвентаризации	4 510	614
Списание дебиторской задолженности, нереальной для взыскания	11 190	15 426
Расходы, связанные с благотворительной деятельностью, осуществлением культурно-массовых мероприятий и иных мероприятий аналогичного характера	87 933	76 393
Членские взносы в ассоциации, некоммерческие партнерства	147 609	168 510
Выплаты персоналу, не включаемые в состав расходов по обычным видам деятельности	25 661	94 958
Расходы по мобилизационной подготовке и гражданской обороне	63 250	85 798
Штрафы и пени по налогам и сборам	5 101	7 209
Расходы как следствие чрезвычайных обстоятельств	6 433	3 255
Прочие расходы	419 422	211 958
из них:		
НДС, не возмещенный из бюджета	157 410	
Регистрация недвижимости, оформление права собственности, перерегистрация по объектам основных средств уже введенным в эксплуатацию	71 166	27 134
Расходы на соц.нужды, не относящиеся к выплатам персоналу	66 414	56 035
Отчисления профкому	33 422	29 532

	2006 год	2005 год
НДС по списанию кредиторской задолженности в связи с истечением срока исковой давности	31 890	
Поздравление, подарки, обслуживание делегаций	14 800	20 793
Вознаграждение за возврат дебиторской задолженности	13 239	15 588
Расходы, связанные с приобретением основных средств, но документально подтвержденные после ввода объекта в эксплуатацию	8 768	25 223
Вознаграждение негосударственному пенсионному фонду	8 415	
Расходы, связанные с обслуживанием ценных бумаг	4 732	4 800
Прочие	9 166	32 853
ИТОГО:	**1 941 547**	**1 559 113**

7.4. Расходы по налогу на прибыль

Общество определило в 2006 году следующие составляющие налога на прибыль:

Наименование показателей	Сумма	Ставка налога	Сумма	Составляющая налога на прибыль
Бухгалтерская прибыль	**1 847 130**	**24**	**443 311**	**Условный расход (доход) по налогу на прибыль**
Налогооблагаемые временные разницы:	**921 691**	**24**	**221 206**	**Отложенные налоговые обязательства**
в том числе:				в том числе:
- возникли разницы	1 051 420	24	252 341	- созданы отложенные налоговые обязательства
- погашены разницы	129 729	24	31 135	- погашены отложенные налоговые обязательства
Наименование показателей	**Сумма**	**Ставка налога**	**Сумма**	**Составляющая налога на прибыль**
- списаны разницы по выбывшим объектам				- списаны отложенные налоговые обязательства по выбывшим объектам
Вычитаемые временные разницы:	**986 738**	**24**	**236 817**	**Отложенный налоговый актив**
в том числе:				в том числе:
- возникли разницы	1 881 020	24	451 445	- созданы отложенные налоговые активы
- погашены разницы	894 282	24	214 628	- погашены отложенные налоговые активы
Постоянные налогооблагаемые разницы	**1 303 141**	**24**	**312 754**	**Постоянное налоговое обязательство**
Наименование показателей	**Сумма**	**Ставка налога**	**Сумма**	**Составляющая налога на прибыль**
Постоянные вычитаемые разницы	**680 221**	**24**	**163 253**	**Постоянный налоговый актив**
Налоговая база по налоговой декларации	**2 535 097**	**24**	**608 423**	**Текущий налог**

Расходы Общества по налогу на прибыль за 2006 год составили:

Всего	**592 812**
в том числе	
- условный расход по налогу на прибыль	443 311
- постоянные налоговые обязательства	312 754
- постоянные налоговые активы	(163 253)

В Отчете о прибылях и убытках расходы Общества по налогу на прибыль за 2006 год показаны как совокупность сумм:

Всего	**592 812**
в том числе	
- текущий налог, в том числе	608 423
налог на прибыль по декларации за 2006 год	788 612
налог на прибыль по уточненным декларациям	(180 189)
- отложенные налоговые обязательства	221 206
- отложенные налоговые активы	(236 817)

Постоянные налогооблагаемые разницы, повлекшие корректировку условного налога на прибыль, всего	**1 303 141**
В том числе:	
Материальная помощь, а также вознаграждения, не предусмотренные трудовыми договорами	248 213
Убытки от списания налога на добавленную стоимость по линейно-кабельным сооружениям	157 410
Убытки прошлых налоговых периодов, которые не учитываются при исчислении налога на прибыль за отчетный период	147 881
Суммы взносов в Некоммерческое партнерство	144 930
Убыток от осуществления деятельности, связанной с использованием обслуживающих производств и хозяйств, который нельзя признать расходом для целей налогообложения в соответствии со ст. 275.1 НК РФ.	24 318
Благотворительность и спонсорская помощь	60 247
Расходы на культурно-массовые мероприятия	27 686
Суточные сверх установленных норм	36 481
Услуги операторов связи, не соответствующие критериям, указанным в п.1 ст.252 НК РФ	35 146
Консультационные услуги, не соответствующие критериям, указанным в п.1 ст.252 НК РФ	22 988
Представительские расходы, расходы на рекламу, не соответствующие критериям, указанным в п.1 ст.252 НК РФ	5 501
Не принимаемая при исчислении налога на прибыль часть списанной на убытки безнадежной дебиторской задолженности	22 907
Расходы по деятельности, переведенной на уплату ЕНВД	28 872
Отчисления профсоюзам	33 422
Выплаты (материальная помощь) неработающим пенсионерам	26 763
Доходы по корректировке выручки в результате применения ст.40 НК РФ	24 737
Резервы под авансы выданные	37 850
Сумма постоянного налогового обязательства по убыткам прошлых лет по уточненной декларации	32 274
Расходы, связанные с выбытием имущества не являющегося амортизируемым для целей налогового учета	25 399
Расходы непроизводственного назначения	26 098
Резерв под снижение стоимости ТМЦ	12 982
Разница, возникшая при пересчете стоимости обязательств (ВЭБ)	11 575
Материальные затраты на текущее содержание, текущий и капитальный ремонт основных средств непроизводственного назначения	10 420

Платежи за сверхнормативные выбросы загрязняющих веществ	7 227
Штрафы, пени по налогам и сборам	5 101
Налог на добавленную стоимость по безвозмездно переданным материальным ценностям	3 385
Проценты, сверх сумм, признаваемых расходами в соответствии со ст.269 НК РФ	6 362
Не принимаемые расходы на подготовку и переподготовку кадров (п.3 ст.264 НК РФ)	3 580
Сумма начисленной амортизации по основным средствам, переданным по договорам в безвозмездное пользование	2 681
Суммы добровольных взносов в общественные организации, союзы, ассоциации, на их содержание	2 689
Взносы на добровольное страхование, кроме указанных в ст.255,263 НК РФ	1544
Прочие налогооблагаемые постоянные разницы	66 472
Постоянные вычитаемые разницы, повлекшие корректировку условного налога на прибыль, всего	**680 221**
В том числе:	
Доходы в виде дивидендов от долевого участия в деятельности других организаций	373 163
Суммы восстановленных резервов под обесценение финансовых вложений, которые организация не планирует продавать в обозримом будущем, дооценка ценных бумаг	67 439
Доходы в виде сумм кредиторской задолженности налогоплательщика перед бюджетами разных уровней, списанные в соответствии с законодательством РФ	49 625
Доходы прошлых налоговых периодов, которые не учитываются при исчислении налога на прибыль за отчетный период	42 594
Безвозмездно полученное имущество	9 315
Доходы по деятельности, переведенной на уплату единого вмененного налога на доход	24 137
Разница, возникшая при пересчете стоимости обязательств (ВЭБ)	80 652
Прочие вычитаемые постоянные разницы	33 296
Временные налогооблагаемые разницы, повлекшие корректировку условного налога на прибыль, всего	**921 690**
В том числе:	
Возникновение:	**1 051 420**
разница в сумме амортизации для целей бухгалтерского учета и целей определения налога на прибыль	107 309
разница в сумме амортизации для целей бухгалтерского учета и целей определения налога на прибыль по уточненной декларации	51 658
разница в сумме расходов по договорам лизинга для целей бухгалтерского учета и целей определения налога на прибыль	150 666
разница в сумме расходов по договорам лизинга для целей бухгалтерского учета и целей определения налога на прибыль по уточненной декларации	38 957
разница в сумме расходов будущих периодов	17 840
разница в сумме расходов будущих периодов по уточненной декларации	630 672

прочие временные налогооблагаемые разницы	54 318
Погашение:	**129 729**
разница в сумме амортизации для целей бухгалтерского учета и целей определения налога на прибыль	57 313
разница в сумме расходов по договорам лизинга для целей бухгалтерского учета и целей определения налога на прибыль	38 214
разница в сумме расходов будущих периодов	29 869
прочие временные налогооблагаемые разницы	4 333
Временные вычитаемые разницы, повлекшие корректировку условного налога на прибыль, всего:	**986 738**
В том числе:	
Возникновение:	**1 881 020**
Не принимаемые при исчислении налога на прибыль условные обязательства, связанные с предстоящими выплатами работникам	1 694 762
Восстановление резерва сомнительных долгов	35 581
прочие временные вычитаемые разницы	150 677
Погашение:	**894 282**
Не принимаемые при исчислении налога на прибыль условные обязательства, связанные с предстоящими выплатами работникам	890 293
прочие временные вычитаемые разницы	3 989

7.5. Чистая прибыль отчетного периода

Показатель «Чистая прибыль (убыток) отчетного периода» определен по данным бухгалтерского учета исходя из того, что расход по налогу на прибыль, подлежащий вычитанию из суммы прибыли до налогообложения сформирован как совокупность сумм, отраженных по статьям «Отложенные налоговые активы», «Отложенные налоговые обязательства» и «Текущий налог на прибыль».

7.6. Прибыль на акцию

Базовая прибыль на акцию отражает часть прибыли отчетного года, причитающейся акционерам – владельцам обыкновенных акций. Она рассчитана как отношение базовой прибыли за отчетный год к средневзвешенному количеству обыкновенных акций в обращении в течение отчетного года.

Базовая прибыль за отчетный год равна чистой прибыли (статья 190 Отчета о прибылях и убытках) за вычетом дивидендов по привилегированным акциям за 2006 год в размере, предложенном Советом директоров, но не утвержденном на дату подписания бухгалтерской отчетности за 2006 год.

	2006 год	**2005 год**
Базовая прибыль за отчетный год, тыс. рублей	1 131 144	637 014
Средневзвешенное количество обыкновенных акций в обращении в течение отчетного года, тыс. акций	12 011 401 829	12 011 401 829
Базовая прибыль на акцию, в рублях.	0,0941725	0,0530341

Общество не производило в 2006 году дополнительную эмиссию обыкновенных акций. Общество также не имело ценных бумаг, условиями выпуска которых предусматривалась их конвертация в дополнительное количество обыкновенные акций, и не было какого-либо события, связанного с увеличением количества обыкновенных акций. Поэтому Общество не составляет расчетов разводненной прибыли на акцию.

8. Аффилированные лица

В пояснительной записке Общество раскрывает наиболее существенную информацию по аффилированным лицам. Полный список аффилированных лиц Общества приведен в Приложении №1 к настоящей пояснительной записке.

Головное общество

Общество контролируется акционерным обществом ОАО «Связьинвест», которому принадлежит 50,67% обыкновенных акций Общества. Остальные 49,33 % обыкновенных акций размещены среди большого числа акционеров.

Доходы от продаж продукции, услуг аффилированным лицам

Наименование аффилированного лица	Характер отношений	Виды продаж	Метод определения цены по операциям	2006 год (без НДС)	2005 год (без НДС)
Закрытое акционерное общество "Енисейтелеком"	Контролируется Обществом	*Услуги связи*	обычные коммерческие условия	149 875	149 246
			В пределах 20% ниже обычных продажных цен	49 062	16 719
		Аренда помещений	обычные коммерческие условия	101 418	5 154
		Агентское вознаграждение	обычные коммерческие условия	389	669
Закрытое акционерное общество «Байкалвестком»	Контролируется Обществом	*Услуги связи*	договорной	168 523	171 113
		Аренда помещений	договорной	9 842	8 417
Закрытое акционерное общество «Сотовый Телефон Кузбасса Джи Эс Эм»	Контролируется Обществом	*Услуги связи*	договорной	6 892	11 500
		Аренда оборудования	договорной	2 068	1 969

Наименование аффилированного лица	Характер отношений	Виды продаж	Метод определения цены по операциям	2006 год (без НДС)	2005 год (без НДС)
Закрытое акционерное общество "АТС-41"	Контролируется Обществом	*Услуги связи*	договорной	10 132	6 993
Закрытое акционерное общество «Новоком»	Значительное влияние	*Услуги связи*	обычные коммерческие условия	13 336	8 265
ОАО «Ростелеком»	Контролируется ОАО «Связьинвест»	*Услуги связи*	обычные коммерческие условия	2 769 686	791 368
	Контролируется Обществом	*Услуги связи*	обычные коммерческие условия	14 092	8 651
Открытое акционерное общество «Цифровая сеть и телекоммуникационные системы Новосибирской области»	Значительное влияние	*Услуги связи*	обычные коммерческие условия	866	4 453
		Аренда помещений	обычные коммерческие условия	145	1 168
Открытое акционерное общество «Алтайсвязь»	Косвенное влияние	*Услуги связи*	договорной	16 376	14 642
Открытое акционерное общество "Региональные информационные сети"	Контролируется Обществом	*Оказание услуг интернет*	договорной	9 510	6 285
другие				10 795	9 435
Итого				**3 333 007**	**1 216 047**

Расходы на закупки у аффилированных лиц

В отчетном году Обществу оказывали услуги следующие аффилированные лица:

Наименование аффилированного лица	Характер отношений	Виды закупок	Метод определения цены по операциям	2006 год (без НДС)	2005 год (без НДС)
Закрытое акционерное общество «Енисейтелеком»	Контролируется Обществом	*Услуги связи*	*обычные коммерческие условия*	199 075	12 001
		Приобретение оборудования		0	943
Закрытое акционерное общество «Байкалвестком»»	Контролируется Обществом	*Услуги связи*	*договорной*	66 801	11 491
		Приобретение оборудования		84 858	612
		Услуги сотовой связи		1 996	2 283
Закрытое акционерное общество «Сотовый Телефон Кузбасса Джи Эс Эм»	Контролируется Обществом	*Услуги сотовой связи*	*договорной*	1 445	1 103
ОАО «Ростелеком»	Контролируется ОАО «Связьинвест»	*Услуги связи*	*обычные коммерческие условия*	102 720	2 409 534
Закрытое акционерное общество «ЧитаНЭТ»	Контролируется Обществом	*Оказание услуг интернет*	*договорной*	4 247	3 206
Общество с ограниченной ответственностью «ГИПРОСВЯЗЬ-СИБИРЬ»	Значительное влияние	*Проектные работы*	*договорной*	6 578	3 336
НП «Центр	Значительное	*Членские взносы*	*договорной*	144 930	166 894

исследования проблем развития телекоммуникаций»	влияние				
Наименование аффилированного лица	**Характер отношений**	**Виды закупок**	**Метод определения цены по операциям**	**2006 год (без НДС)**	**2005 год (без НДС)**
НПФ«Телеком-Союз»	Значительное влияние	*Пенсионные взносы*	*договорной*	265 961	275 000
Открытое акционерное общество «Информационные технологии связи (Связьинтек)»	Значительное влияние	*Разработка и сопровождение программы*	*договорной*	173 081	0
Открытое акционерное общество "Региональные информационные сети"	Контролируется Обществом	*Обслуживание оборудования*	*договорной*	5 986	0
Закрытое акционерное общество "АТС-41"	Контролируется Обществом	*Услуги связи*	*договорной*	7 065	325
Закрытое акционерное общество "АТС-32"	Контролируется Обществом	*Услуги связи*	*договорной*	6 845	166
Другие				9 318	4185
ИТОГО:				**1 080 906**	**2 891 079**

Состояние расчетов с аффилированными лицами

По состоянию на 31 декабря 2006 года задолженность аффилированных лиц перед Обществом и Общества перед аффилированными лицами составляет:

Наименование	Характер отношений	Вид задолженности	2006 год (без НДС)	2005 год (без НДС)
Дебиторская задолженность				
Закрытое акционерное общество "Енисейтелеком"	Контролируется Обществом	*Услуги связи*	10 349	17 104
Закрытое акционерное общество «Байкалвестком»	Контролируется Обществом	*Услуги связи*	13 966	24 065
		Аренда помещений	147	392
Закрытое акционерное общество «Сотовый Телефон Кузбасса Джи Эс Эм»	Контролируется Обществом	*Услуги связи*	1 424	7 923
		Аренда оборудования	420	1 017
		Агентское вознаграждение	0	52
Закрытое акционерное общество "АТС-41"	Контролируется Обществом	*Услуги связи*	1 963	2 227
Открытое акционерное общество «Цифровая сеть и телекоммуникационные системы Новосибирской области»	Значительное влияние	*Услуги связи*	0	17 739
		Аренда помещений	0	3 250
Открытое акционерное общество «Алтайсвязь»	Косвенное влияние	*Услуги связи*	2 289	4 224
Открытое акционерное общество «Акционерная компания развития телефонной связи «Мобилтелеком»	Контролируется Обществом	*Услуги связи*	1 381	1 016
Общество с ограниченной ответственностью «ГИПРОСВЯЗЬ-СИБИРЬ»	Значительное влияние	*Проектные работы*	1 134	1044
Открытое акционерное общество «Информационные технологии связи (Связьинтек)»	Значительное влияние	*Разработка и сопровождение программы*	48 776	0
Открытое акционерное общество "Региональные информационные сети"	Контролируется Обществом	*Обслуживание оборудования*	1 891	22
ОАО «Ростелеком»	Контролируется ОАО «Связьинвест»	*Услуги связи*	243 835	0
Другие			5 236	3 512
ИТОГО:	-	-	**332 811**	**83 587**

Наименование	Характер отношений	Вид задолженности	2006 год (без НДС)	2005 год (без НДС)
Кредиторская задолженность				
Закрытое акционерное общество «Енисейтелеком»	Контролируется Обществом	*Услуги связи*	67 252	6 168
Закрытое акционерное общество «Байкалвестком»	Контролируется Обществом	*Аренда каналов*	3 320	621
		Продажа карточек «Экспрес-оплата»	4 731	1 658
Закрытое акционерное общество «Сотовый Телефон Кузбасса Джи Эс Эм»	Контролируется Обществом	*Услуги сотовой связи*	46	105
ОАО «Ростелеком»	Контролируется ОАО «Связьинвест	*Услуги связи*	56 982	136 050
Закрытое акционерное общество «ЧитаНЭТ»	Контролируется Обществом	*Оказание услуг интернет*	41	402
Открытое акционерное общество "Региональные информационные сети"	Контролируется Обществом	*Обслуживание оборудования*	2 040	0
Закрытое акционерное общество "АТС-41"	Контролируется Обществом	*Услуги связи*	1 319	0
Закрытое акционерное общество "АТС-32"	Контролируется Обществом	*Услуги связи*	6 102	2
Другие			4 995	1 780
ИТОГО:			**146 828**	**146 786**

Займы, предоставленные Обществу аффилированными лицами:

	2006 год	2005 год
Задолженность на 1 января отчетного года		**4 869**
в том числе ООО «ЧОП «Экрантелеком»		4 869
Получено займов		
Возвращено в отчетном году		**4 869**
в том числе: ООО «ЧОП «Экрантелеком»		4 869
Задолженность на 31 декабря отчетного года		

Займы, предоставленные Обществом аффилированным лицам

	2006 год	2005 год
Задолженность на 1 января отчетного года	**211 036**	**210 000**
в том числе ЗАО «ЧитаНЭТ»	300	
ЗАО «СТЭК Джи Эс Эм»	210 000	210 000
ООО «Связь-Медиа-Сибирь»	736	
Получено займов		**1 336**
в том числе: ЗАО «ЧитаНЭТ»		600
ООО «Связь-Медиа-Сибирь»		736
Возвращено в отчетном году	**(545)**	**(300)**
в том числе: ЗАО «ЧитаНЭТ»	(300)	(300)
ООО «Связь-Медиа-Сибирь»	(245)	
Задолженность на 31 декабря отчетного года	**210 491**	**211 036**
в том числе: ЗАО «СТЭК Джи Эс Эм»	210 000	210 000
ООО «Связь-Медиа-Сибирь»	491	736
ЗАО «ЧитаНЭТ»		300

Займы предоставлены на коммерческих условиях. Сумма доходов в виде процентов, начисленных Обществом по выданным займам, составила в 2006 году -10 512 тыс. руб. (2005 году 10 557 тыс. руб).

Вознаграждения директорам

В 2006 году Общество выплатило членам Совета директоров и членам Правления Общества вознаграждения на общую сумму 27 970 тыс. руб. (в 2005 году – 27 412 тыс. руб.). Список членов Совета директоров и Правления Общества приведен в разделе «Общие сведения» настоящей пояснительной записки. Расходы по вознаграждению членам Совета директоров и членам Правления Общества отражены в составе расходов по обычным видам деятельности как прочие расходы организации

9. Государственная помощь

В 2006 году общая сумма государственной помощи составила 5 815 тыс. руб., в том числе:

- субсидии от Администрации Томской области на осуществление мероприятий по развитию телекоммуникационных сетей в сельской местности в сумме 5800 тыс.руб.
- средства от Финансового управления Совета депутатов муниципального образования «Мухоршибирского района» на программу обеспечения работы системы электросвязи в зимний период в сумме 15 тыс.руб.

В 2005 году Обществом была получена государственная помощь в виде бюджетного финансирования:

- субвенции от Департамента науки, инноваций, информатизации и связи Новосибирской области на телефонизацию населенных пунктов и фельдшерско - акушерских пунктов в сумме 2800 тыс. руб.
- -субвенции от Управления делами администрации Новосибирской области для приобретения аппаратного уплотнения типа ИКМ-12МА, для телефонизации с. Нагорное Куйбышевского района Новосибирской области в сумме 54 тыс. руб.

В 2006 г. и 2005г. новых бюджетных кредитов получено не было.

10. Сегментная отчетность

Общество осуществляет деятельность в рамках одной отрасли, а именно предоставление услуг электрической связи, на территории Сибирского федерального округа Российской Федерации. Общество организовано по принципу территориальных подразделений, обслуживающих соответствующие участки сети связи Общества. По мнению руководства, Общество осуществляет свою деятельность в рамках одного географического и операционного сегмента.

11. Негосударственное пенсионное страхование

В 2004 году Общество заключило соглашение с негосударственным пенсионным фондом «Телеком-Союз» №8 /2004-ВЮ (дополнительное соглашение №1 от 30.12.2005). По данному соглашению Общество несет обязательства по выплате фиксированных взносов в размере, оговариваемых сторонами на ежегодной основе.

Общие суммы взносов на негосударственное пенсионное страхование, выплаченные Обществом в 2006 году составили 265 962 тыс. руб. (в 2005 году – 275 000 тыс. руб.).

На 2007 год сумма взносов установлена в размере 275 000 тыс. рублей.

12. Условные обязательства

Условия ведения деятельности Общества

Наряду с улучшением экономической ситуации, в частности, ростом валового внутреннего продукта и снижением уровня инфляции, в России продолжаются экономические реформы и развитие правовой, налоговой и административной систем, которые отвечали бы требованиям рыночной экономики. Стабильность российской экономики будет во многом зависеть от хода реформ в указанных областях, а также от эффективности предпринимаемых правительством мер в сфере экономики, финансовой и денежно-кредитной политики.

Налогообложение

Российское налоговое, валютное и таможенное законодательство допускает различные толкования и подвержено частым изменениям. Развитие событий в Российской Федерации в последнее время указывает на то, что налоговые органы могут занимать более жесткую позицию при интерпретации налогового законодательства и налоговых расчетов. Интерпретация руководством Общества данного законодательства применительно к операциям и деятельности Общества может быть оспорена соответствующими федеральными органами. Как следствие, налоговые органы могут предъявить претензии по тем сделкам и методам учета, по которым раньше они претензий не предъявляли. В результате, могут быть начислены значительные дополнительные налоги, пени и штрафы. Налоговые проверки могут охватывать три календарных года деятельности, непосредственно предшествовавшие году проверки. При определенных условиях проверке могут быть подвергнуты и более ранние периоды.

По мнению руководства, по состоянию на 31 декабря 2006 года соответствующие положения законодательства в целом интерпретируются им корректно, и вероятность сохранения положения, в котором находится Общество с точки зрения соблюдения требований налогового, валютного и таможенного законодательства, является высокой. В тоже время, основываясь на результатах проведенных в последнее время налоговых проверок других компаний группы ОАО «Связьинвест», руководство Общества предполагает наличие риска, что налоговые органы могут предъявить Обществу существенные налоговые претензии в отношении вопросов, допускающих возможность неоднозначного толкования налогового законодательства, в частности по вопросам определения выручки по договорам межсетевого взаимодействия. Определение сумм претензий по возможным, но не предъявленным искам, а также оценка вероятности неблагоприятного исхода не представляются возможными.

Отчетность по состоянию на 31 декабря 2006 года не содержит корректировок, в которых может возникнуть необходимость вследствие этих неопределенностей и позиций, принятых Обществом.

Поручительства выданные

Общество выступило поручителем за третьих лиц на общую сумму 872 125 тыс. руб. (в 2005 году – 1 217 135 тыс. руб.), в том числе:

- за ОАО «РТК-ЛИЗИНГ» перед АК Сбербанк России составляют сумму 519 576 тыс.руб.(2005г.-901 194 тыс. руб.)

Дирекция Общества не ожидает возникновения каких-либо существенных обязательств в связи с этими поручительствами.

Судебные споры

Общество является ответчиком в ряде арбитражных процессов, в том числе с налоговыми органами. Однако, по мнению Дирекции Общества, результаты этих процессов не окажут существенное влияние на финансовое положение Общества.

Незавершенные судебные разбирательства, в которых Общество выступает истцом или ответчиком:

- судебный процесс по иску Общества к ООО «Ветеран» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 8 526 тыс. руб. Судебное заседание назначено на 06.04.2007 г;
- судебный процесс по иску Общества к ФГУП «Главный центр специальной связи» о взыскании неосновательного обогащения и процентов за пользование чужими средствами в размере 2 747 тыс. руб. Определением от 29.08.2006 г. производство по делу приостановлено. Постановлением апелляционной инстанции от 07.11.2006 г. определение о приостановлении

отменено. Рассмотрение назначено на 17.01.2007 г. Постановлением кассационной инстанции от 13.02.2007 г. дело направлено на новое рассмотрение;

- судебный процесс по иску Общества к ОАО «Вымпел - Коммуникации» о взыскании пени на сумму 3 534 тыс. руб. Решением суда от 09.10.2006 г. взыскано 700 тыс. руб. неустойки. Постановлением апелляционной инстанции от 14.12.2006 г. оставлено без изменений. Со стороны ОАО «Сибирьтелеком» подана кассационная жалоба. Рассмотрение назначено на 10.04.2007 г
- судебный процесс по иску Общества к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 83 797 тыс. руб. Решением суда исковые требования удовлетворены на сумму 79 204 тыс. руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Решением суда от 07.08.2006 г. взыскано 83 797 тыс. руб. Постановлением кассационной инстанции от 14.12.2006 г. дело направлено на новое рассмотрение. Решением суда от 15.03.2007 г. исковые требования удовлетворены на сумму 79 204 тыс. руб.;
- судебный процесс по иску ЗАО «Связь-Сервис» к Обществу - встречное исковое заявление о взыскании неосновательного обогащения на сумму 6 339 тыс. руб. И судебный процесс по иску ЗАО «Связь-Сервис» к Обществу - встречное исковое заявление о взыскании неосновательного обогащения на сумму 1 312 тыс. руб. Решением суда от 18.01.2007 г. с ОАО «Сибирьтелеком» взыскано 2 473 тыс. руб. Со стороны ЗАО «Связь – Сервис» подана апелляционная жалоба. Постановлением апелляционной инстанции от 13.02.2007 г. решение оставлено без изменения, а апелляционная жалоба без удовлетворения;
- судебный процесс по иску Общества к Ситникову В.Б., Савченко А.С. о взыскании убытков в рамках уголовного дела по обвинению ответчиков в совершении преступления в сумме 9 417 тыс. руб. Определение от 15.02.07 об оставлении без рассмотрения в связи в вынесением оправдательного приговора;
- судебный процесс по иску Общества к ЗАО «Кузбасская сотовая связь» о взыскании задолженности в сумме 5 184 тыс. руб. На рассмотрении;
- судебный процесс по иску Общества к ОАО «МТС» о взыскании задолженности в сумме 3 399 тыс. руб. На рассмотрении
- судебный процесс по иску Министерства финансов РФ к Обществу, а также ВО «Машприборинторг», Внешэкономбанк СССР о взыскании 5 410 925, 69 евро. Рассмотрение назначено на 24.01.2007 г. Решением от 31.01.07 г. отказано в удовлетворении иска в связи с добровольной оплатой.

Обязательства в связи с планом оптимизации численности персонала

В актуализированной версии Программы оптимизации численности персонала, подготовленной на рассмотрение Совету Директоров Общества, в течение 2007 года Общество планирует высвободить 11% персонала. На 31 декабря 2006 года предупреждены о предстоящем увольнении 1439 сотрудников. По выходным пособиям этих сотрудников создан резерв условных обязательств (7.2).

По другим штатным единицам, подлежащим сокращению в 2007 году, Общество не может достаточно обоснованно оценить предстоящие выплаты.

Лицензии

На дату подписания отчетности за 2006 год готовятся документы на продление следующих лицензий :

- предоставление услуг по передаче данных **№ 23228** от 01.08.2002г;
- предоставление услуг по трансляции звуковых программ по сети проводного вещания**№ 23229** от 01.08.2002г;
- предоставление услуг телематических служб **№ 23239** от 29.08.2002г.;

Условия осуществления деятельности других лицензий ОАО «Сибирьтелеком» не противоречит требованиям нормативных документов и не требовали внесения изменений.

13. События после отчетной даты

Дивиденды

Величина годового дивиденда, приходящегося на одну акцию, будет утверждена Общим собранием акционеров Общества 25 июня 2007 года. Совет директоров Общества принял решение предложить Общему собранию акционеров утвердить дивиденд за 2006 год в размере 0,017019 рублей на одну обыкновенную акцию и 0,031515 рублей на одну привилегированную акцию (в 2005 году – соответственно 0,013773 рублей и 0,017792 рублей), что составит 327 596 тыс. руб. (в 2005 году – 234 972 тыс. руб.). После утверждения годовые дивиденды, подлежащие выплате акционерам, будут отражены в отчетности за 2007 год.

Увольнение персонала

В рамках Программы оптимизации численности персонала, утвержденной Правлением Общества, в период с 31 декабря 2006 года до 31 марта 2007 года уволено 1439 сотрудников, которым выплачено компенсаций на сумму 27 784 тыс. руб. Оставшаяся часть резерва, начисленного по состоянию на 31 декабря 2006 года, ожидается к выплате в течение 2007 года.

Схема взаимодействия с ОАО «Ростелеком»

В 2007 году взаимоотношения с ОАО «Ростелеком» в части договора о присоединении сетей электросвязи № 1-01 от 01.08.2003г. изменятся по услугам присоединения.
Начиная с 01.11.2006г. Общество не производит присоединение к сети электросвязи ОАО «Ростелеком» на междугородном/международном уровне. После указанной даты ОАО «Ростелеком» будет присоединяться к сети электросвязи Общества на зоновом уровне. Таким образом, Общество ожидает дополнительные доходы за услуги присоединения (как единовременный платеж, так и ежемесячный платеж). Однако стороны пришли к согласию сохранить паритет на присоединение на праздничные дни, при этом оплату обслуживания производит та сторона, которая выступает с инициативой о присоединении.

В соответствии с Приказом ФСТ РФ от 17.11.2006г. № 279-с/3 утвердила для Общества компенсационную надбавку с 01.02.2007г. в размере 0,5 руб. вместо 0,65 руб., что повлечет у Общества снижение доходов в размере около 100 млн. руб.

В 2006 году Обществом в рамках реализации договора о присоединении с ОАО «Ростелеком» перешло на посекундный принцип тарификации, что повлекло за собой снижение доходов от услуг пропуска трафика более чем на 14 %. Фактическое же внесение изменений в договор о присоединении сетей электросвязи в части изменения тарифов и переход на посекундную тарификацию будет рассматриваться Советом директоров в марте 2007 года.

Федеральным законом от 22 июля 2005 года № 119-ФЗ внесены изменения в главу 21 Налогового Кодекса Российской Федерации, которые вступают в действие с 01 января 2007 года и устанавливают порядок вычета по налогу на добавленную стоимость при использовании неденежных форм расчетов (в частности при зачете встречных требований). С 01 января 2007 года принимать к вычету НДС можно будет только после фактической уплаты налога поставщику, вследствие чего в 2007 году возможно изменение схемы расчетов с ОАО «Ростелеком» в части отмены зачетов встречных требований.

Тарифное регулирование

Приказом ФСТ России от 17.11.2006г. № 279-с/3 для Общества утверждены предельные максимальные тарифы на услуги местной, внутризоновой телефонной связи и размер компенсационной надбавки к цене на услуги местного и зонового инициирования вызова.
В рамках предельных максимальных приказом по Обществу от 1 декабря 2006г. утверждены и введены в действие с 1 февраля 2007г. фиксированные размеры тарифов на услуги местной и внутризоновой связи.

Для Общества установлены :
- для абонентов-граждан три обязательных тарифных плана (с повременной, абонентской и комбинированной системой оплаты) и один дополнительный (социальный),
- для абонентов-юридических лиц один обязательный тарифный план (с повременной системой оплаты) и один дополнительный (с абонентской системой оплаты).

Ежемесячный платеж за услуги местной телефонной связи состоит из обязательных платежей за услугу "Предоставления в пользование абонентской линии" и "Предоставления местного телефонного соединения" (по одной из выбранных систем оплаты).

Основные стоимостные параметры утвержденных тарифов на местную связь для населения:

Тариф на предоставление в пользование абонентской линии -125 руб.

Тарифный план с абонентской системой оплаты ориентирован, прежде всего, на многоговорящих абонентов, которые не ограничивают себя в общении по телефону. Данный тарифный план позволяет говорить неограниченное количество минут и платить ежемесячно фиксированную сумму. Тариф за неограниченный объём местных телефонных соединений -200 руб.

Тарифный план с повременной системой оплаты предполагает поминутную оплату разговоров, начиная с первой секунды, при этом телефонные соединения продолжительностью менее 6 секунд не подлежат оплате. Тариф за минуту местного соединения – 0,22 руб.

Тарифный план с комбинированной системой оплаты включает ежемесячный базовый объем минут (386 мин) за фиксированную плату и предусматривает поминутную оплату звонков сверх установленного лимита по сниженной стоимости за минуту. Таким образом, дополнительные минуты обойдутся абонентам дешевле. Фиксированный платеж – 85 руб., тариф за минуту соединения, сверх установленного лимита – 0,18 руб.

Альтернативный тарифный план с комбинированной системой оплаты предполагает фиксированный платеж в месяц за ограниченный объем минут (150 мин) по минимальной цене. В случае превышения установленного лимита, стоимость минуты разговора возрастает, таким образом, за дополнительные минуты абонент платит дороже. Фиксированный платеж – 25 руб., тариф за минуту соединения, сверх установленного лимита – 0,44 руб.

Тариф на предоставление местных телефонных соединений, при отсутствии технической возможности повременного учета длительности соединений составляет 85 руб.

Тарифные планы рассчитаны при том условии, что формирование тарифов в условиях возможности выбора абонентом системы оплаты не должно сопровождаться увеличением (уменьшением) доходов оператора (в условиях неизменности объема услуг и действующих тарифов на местные телефонные соединения, которые проиндексированы с 1 февраля 2007г.). Таким образом, предполагается обеспечение точки безубыточности перехода.

Показатели индексации следующие (2007/2006) : для населения рост тарифов составил 111,1%, для организаций - 108,8%. Таким образом, средний тариф по Обществу (общий платеж за предоставление местных телефонных соединений с учетом платы за предоставление абонентской линии, исходя из среднего объема местных телефонных соединений) для населения составит 210,3 руб.(с НДС), для организаций – 281,3 руб. (без НДС).

Планируется продолжать политику снижения тарифов на доступ к телефонной сети в зависимости от платежеспособного спроса в том или ином населенном пункте. Предельные же тарифы для всех регионов оставлены на прежнем уровне. Среднедоходная такса по доступу в 2007 году прогнозируется на уровне 3320 руб.

Размер компенсационной надбавки к цене на услуги местного, а также зонового инициирования вызова с 1 февраля 2007г. составляет 0,50 руб. за минуту. Компенсационная надбавка включает в себя размер средств, направляемых оператором связи на покрытие разницы между доходами от оказания услуг внутризоновой телефонной связи, местной телефонной связи по регулируемым тарифам и экономически обоснованными затратами на оказание этих услуг с учетом нормативной прибыли. Сумма в размере компенсационной надбавки перечисляется в сторону Общества операторами дальней связи за каждую инициированную минуту междугородного и международного трафика

Изменение отраслевого законодательства

В июле 2007 года вступают в силу изменения в Федеральный закон от 7 июля 2003 года N126-ФЗ «О связи», внесенные Федеральным законом от 09 февраля 2007 года №14-ФЗ.

Изменения вводят:

- обязательную оценку соответствия системного проекта сети связи требованиям в области связи в форме экспертизы, которая проводится в порядке, установленном Правительством Российской Федерации;
- регистрацию сети электросвязи оператора связи, входящей в сеть связи общего пользования, в порядке, установленном Правительством Российской Федерации.

Учитывая, что порядок экспертизы системного проекта сети связи и порядок регистрации сети электросвязи Правительством Российской Федерации не разработан, Общество не имеет возможности оценить последствия изменений закона.

Сети электросвязи, построение которых осуществлено до дня вступления в силу указанных изменений, должны быть зарегистрированы в соответствии с требованиями новой редакции Федерального закона «О связи» не позднее 1 января 2010 года.

Капитальные вложения

В 2007 году Общество планирует произвести капитальные вложения в сумме 381 036 тыс. руб. в целях приведения своих сетей в соответствие с требованиями нормативных актов к построению сетей электросвязи и пропуску трафика.

Мероприятия по реорганизации дочернего бизнеса в 2007 году

В течение первого полугодия 2007 г., согласно решению Совета директоров (протокол № 8 от 16 ноября 2006 г.), Общество планирует увеличить размер доли участия в ОАО «АК Мобилтелеком» путем приобретения 991 472 обыкновенных акций, что составляет 9,91% уставного капитала ОАО «АК Мобилтелеком», по цене 3 192,5 тыс.руб.

В течение 2007 г., согласно решениям Совета директоров, Общество планирует прекратить участие:

- в ОАО «НГТС-Пэйдж», путем добровольной ликвидации ОАО «НГТС-Пэйдж» (протокол №28 от 23.05.2005 г.);
- в ЗАО «Коммуникационно-информационные технологии», путем продажи принадлежащих Обществу акций в количестве 1 210 штук по совокупной цене не ниже 121 тыс.руб. (протокол №28 от 23.05.2005 г.);
- в ЗАО «Алтинком», путем продажи принадлежащих Обществу акций в количестве 200 штук по совокупной цене 300 тыс.руб. (протокол №10 от 30.09.2004 г.);
- в ЗАО «СТеК Джи Эс Эм» путем продажи принадлежащих Обществу акций в количестве 20 штук по совокупной цене 1,1 тыс.руб. (протокол №7 от 20.10.2006г.)
- в Сбербанке России (ОАО) путем продажи принадлежащих Обществу 1247 акций на организованном рынке по рыночной стоимости на дату продажи (протокол №13 от 15.02.2007 г.).

Продажа акций ОАО «ЗАО СТеК Джи Эс Эм»

В соответствии с решением Совета директоров (протокол №7 от 20.10.2006г.), Общество в феврале 2007 года реализовало 1 980 акций ЗАО «СТеК Джи Эс Эм» за 113,3 тыс. руб. Запись в реестре акционеров, подтверждающая переход права собственности на данные ценные бумаги, сделана 12.02.2007 года.

Кредиты и займы

Кредитные договоры

Синдицированный кредит

24 января 2007 года Компания получила синдицированный кредит на сумму 50 000 тыс. Евро в рамках соглашения о предоставлении срочного кредита от 10.01.2007 года, организатором которого является АО Коммерцбанк. Процентная ставка по договору включает плавающую составляющую и равна маржа + EURIBOR (3 мес.) (на момент заключения величина процентной ставки по договору установлена в размере 5,755% годовых, в том числе маржа - 2% годовых).

ОАО «Сбербанк РФ»

В течение января 2007 года в рамках договора об открытии возобновляемой кредитной линии № 165 от 25.10.2006 г. с лимитом в сумме 300 000 тыс. руб. было получено 50 000 тыс.руб. Проценты по данному договору начисляются по ставке 6,75%.

В рамках договора кредитной линии № 154 от 12.10.2006 г. с лимитом задолженности 800 000 тыс. руб. были получены денежные средства в размере 327 000 тыс. руб. Лимит договора использован в полном объеме. Процентная ставка по договору установлена в размере 9,5% годовых.

ОАО «Банк Москвы»

26 января 2007 года в связи с высокой процентной ставкой досрочно погашена задолженность по договору кредитной линии № 65/2006 в размере 500 000 тыс. руб. Процентная ставка за пользование кредитом составляла 10,5% годовых.

KBC

В феврале 2007 года был произведен окончательный платеж в рамках кредитного договора б/н от 28.06.2001 г. в размере 471 374,47 евро. Процентная ставка по договору составляла 5,54 % годовых. Обязательства по договору исполнены полностью.

Облигационные займы

В январе 2007 года Общество исполнило обязательство по выплате купонного дохода по пятому купону облигаций серии 04. Общий размер купонного дохода составил 124 660 тыс. рублей. Размер купонного дохода, начисленный на одну облигацию – 62,33 рубля. Обязательство исполнено в срок, предусмотренный Решением о выпуске и Проспектом облигаций.

В марте 2007 года Общество исполнило обязательство по выплате купонного дохода по третьему купону облигаций серии 06. Общий размер купонного дохода составил 78 280 тыс. рублей. Размер купонного дохода, начисленный на одну облигацию – 39,14 рублей. Обязательство исполнено в срок, предусмотренный Решением о выпуске и Проспектом облигаций.

Просроченная кредиторская задолженность

На дату подписания отчетности просроченных обязательств по кредитам и займам нет.

14. Изменения отчетности

После подписания бухгалтерской отчетности Общества руководством 30 марта 2007 года, руководство установило, что одним из подразделений Общества была неправомерно отражена

выручка от услуги предоставления доступа к сети местной телефонной связи (подключения абонентов) на сумму 142 795 тыс. руб. Отражение указанной суммы выручки не соответствовало учетной политике Общества, применяемой в отношении таких услуг, так как было установлено, что оказанная услуга не привела к последующему оказанию услуги предоставления местного телефонного соединения. В данной бухгалтерской отчетности суммы выручки, и соответствующей дебиторской задолженности, были скорректированы как указано ниже.

В результате произведенных корректировок, показатели данной бухгалтерской отчетности были изменены, по сравнению с показателями отчетности, подписанной руководством Общества 30 марта 2007 года, следующим образом:

№ п/п	Форма отчетности	Наименование показателя	Отчетность от 30.03.2007	Отчетность от 05.05.2007	Отклонения
1	Форма 2 «Отчет о прибылях и убытках	Выручка(нетто)от продаж	23 084 607	22 941 812	(142 795)
		Прибыль (убыток) от продаж	3 551 721	3 408 926	(142 795)
		Прибыль (убыток) до налогообложения	1 989 925	1 847 130	(142 795)
		Расходы по налогу на прибыль	627 083	592 812	(34 271)
		Чистая прибыль (убыток) отчетного года	1 362 842	1 254 318	(108 524)
2	Форма 1 «Бухгалтерский баланс»	Отложенные налоговые активы	482 172	516 443	34 271
		Дебиторская задолженность	2 988 075	2 845 280	(142 795)
		Нераспределенная прибыль (убыток) отчетного года	1 362 842	1 254 318	(108 524)
		Валюта баланса	32 915 108	32 806 584	(108 524)
		Чистые активы	12 315 474	12 206 950	(108 524)
№ п/п	Форма отчетности	Наименование показателя	Отчетность от 30.03.2007	Отчетность от 05.05.2007	Отклонения
№ п/п	Форма отчетности	Наименование показателя	Отчетность от 30.03.2007	Отчетность от 05.05.2007	Отклонения
3	Форма 3 «Отчет об изменениях капитала»	Нераспределенная прибыль (убыток) отчетного года	1 362 842	1 254 318	(108 524)

Руководитель ______________ / И.В.Дадыкин /

Главный бухгалтер ______________ /Г.И. Хвощинская/

Приложение 1

Граждане, члены совета директоров и правления:

ФИО аффилированного лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ	Является генеральным директором акционерного общества	05.03.2005
	Является членом Совета директоров акционерного общества	19.06.2006
	Является членом Правления акционерного общества	21.07.2006
БЕЛЯЕВ КОНСТАНТИН ВЛАДИМИРОВИЧ	Является членом Совета директоров акционерного общества	19.06.2006
БЕСКОРОВАЙНЫЙ АНДРЕЙ ВЛАДИМИРОВИЧ	Является членом Совета директоров акционерного общества	19.06.2006
ЕРМОЛИЧ АЛЕКСАНДР АРКАДЬЕВИЧ	Является членом Совета директоров акционерного общества	19.06.2006
ЗАБУЗОВА ЕЛЕНА ВИКТОРОВНА	Является членом Совета директоров акционерного общества	19.06.2006
КОВАЛЕНКО ГЕННАДИЙ ИВАНОВИЧ	Является членом Совета директоров акционерного общества	19.06.2006
КУЗНЕЦОВ СЕРГЕЙ ИВАНОВИЧ	Является членом Совета директоров акционерного общества	19.06.2006
РЕПИН ИГОРЬ НИКОЛАЕВИЧ	Является членом Совета директоров акционерного общества	19.06.2006
СИТНИКОВ СЕРГЕЙ ГЕОРГИЕВИЧ	Является членом Совета директоров акционерного общества	19.06.2006
СТАТЬИН ВЛАДИМИР АНАТОЛЬЕВИЧ	Является членом Совета директоров акционерного общества	19.06.2006
ЧЕЧЕЛЬНИЦКИЙ ЕВГЕНИЙ АЛЕКСАНДРОВИЧ	Является членом Совета директоров акционерного общества	19.06.2006
БОРЗЕНКО ИВАН ИВАНОВИЧ	Является членом Правления акционерного общества	21.07.2006
ГРИБ АНАТОЛИЙ ВИКТОРОВИЧ	Является членом Правления акционерного общества	21.07.2006
ДАДЫКИН ИВАН ВИТАЛЬЕВИЧ	Является членом Правления акционерного общества	21.07.2006
КИРИЧЕК НИНА ИВАНОВНА	Является членом Правления акционерного общества	21.07.2006
НОЗДРИН ВЛАДИМИР ВИКТОРОВИЧ	Является членом Правления акционерного общества	21.07.2006
ШЕЙФЕР АЛЕКСАНДР АНДРЕЕВИЧ	Является членом Правления акционерного общества	21.07.2006
ХВОЩИНСКАЯ ГАЛИНА ИВАНОВНА	Является членом Правления акционерного общества	21.07.2006
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ	Является членом Правления акционерного общества	20.11.2006
	Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006
ЛЕВИН ДМИТРИЙ НИКОЛАЕВИЧ	Акционерное общество входит в одну группу лиц с данным юридическим лицом	27.07.2006

ФИО аффилированного лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания
ИВАНОВ СЕРГЕЙ МИХАЙЛОВИЧ	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.10.2006
НАБОКА АЛЕКСАНДР ИВАНОВИЧ	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.10.2006
ПОЛИВКИН ФЁДОР ПАВЛОВИЧ	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.10.2006
МАЙБА ВЛАДИМИР ВАСИЛЬЕВИЧ	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.10.2006
МИХОВСКИЙ ДАНИИЛ ВАЛЕРЬЕВИЧ	Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006
ИВАННИКОВ СЕРГЕЙ ЛЕОНИДОВИЧ	Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006
АНТРОПОВ ВЛАДИМИР НИКОЛАЕВИЧ	Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006
ИЗОТОВ АЛЕКСЕЙ ВИКТОРОВИЧ	Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006
КОЗИНЦЕВ АЛЕКСАНДР АНАТОЛЬЕВИЧ	Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006
ЛИТВИШКО СЕРГЕЙ АЛЕКСЕЕВИЧ	Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006

Аффилированные лица- организации:

Полное фирменное наименование или ФИО аффилированного лица	Место нахождения юридического лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания
1	2	3	4
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНВЕСТИЦИОННАЯ КОМПАНИЯ СВЯЗИ»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	Имеет право распоряжаться более чем 20 процентами голосующих акций общества	12.11.1996
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСКАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ» (ЗАО «Алтел»)	656099, г. Барнаул, ул. Ленина, 54В	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «БАЙКАЛВЕСТКОМ»	664005, г. Иркутск, ул. 2-я Железнодорожная, 68	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЕНИСЕЙТЕЛЕКОМ»	660020, г. Красноярск, ул. Качинская, 20	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СОТОВЫЙ ТЕЛЕФОН КУЗБАССА ДЖИ ЭС ЭМ» (ЗАО «СТеК Джи Эс Эм»)	650099, г. Кемерово, пр. Советский, 61	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЧитаНЭТ»	672000г. Чита, ул. Чайковского, 22	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НГТС-ПЕЙДЖ»	630078, г. Новосибирск, ул. Выставочная, 15/3	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	29.12.2000
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РЕГИОН – СЕТЬ»	630009, г. Новосибирск, ул. Добролюбова,12	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	03.07.1997

1	2	3	4
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСКАЯ ИНВЕСТИЦИОННАЯ КОМПАНИЯ» (ЗАО «Алтинком»)	656049, г. Барнаул, ул. Интернациональная, 74	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АКЦИОНЕРНАЯ КОМПАНИЯ РАЗВИТИЯ ТЕЛЕФОННОЙ СВЯЗИ «МОБИЛТЕЛЕКОМ» (ОАО «АК Мобилтелеком»)	670000, г. Улан-Удэ, ул. Сухэ-Батора, 7	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РЕГИОНАЛЬНЫЕ ИНФОРМАЦИОННЫЕ СЕТИ», (ОАО «РИНЕТ»)	630099, г.Новосибирск, ул. Трудовая, 1	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	29.12.2000
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НОВОКОМ»	630099, г. Новосибирск, ул. Октябрьская, 17	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	29.12.2000
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕРОСС – НОВОСИБИРСК»	630099, г. Новосибирск, ул. Ленина, 12	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	04.10.1994
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АТС-41»	665700, Иркутская область, г. Братск, ул. Мира, 27	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АТС-32»	664002, г. Иркутск, ул. Мира, 94	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИРКУТСКАЯ РАСЧЕТНАЯ ПАЛАТА»	664025, г. Иркутск, ул. Российская, 12	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦИФРОВАЯ СЕТЬ И ТЕЛЕКОММУНИКАЦИОННЫЕ СИСТЕМЫ НОВОСИБИРСКОЙ ОБЛАСТИ»	630099, г. Новосибирск, Красный проспект, 17	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	22.01.1996

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ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СВЯЗЬИНВЕСТ-МЕДИА-СИБИРЬ»	630099, г. Новосибирск, ул. Горького, 53	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами долей в уставном капитале общества	03.10.2001
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ГИПРОСВЯЗЬ-СИБИРЬ»	630099, г. Новосибирск, ул. Горького, 53	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами долей в уставном капитале общества	25.02.2004
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСВЯЗЬ»	656049, Алтайский край, г. Барнаул, пр.Красноармейский, 61а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.02.2005
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО МЕЖДУГОРОДНОЙ И МЕЖДУНАРОДНОЙ ЭЛЕКТРИЧЕСКОЙ СВЯЗИ «РОСТЕЛЕКОМ»	191002 г. Санкт-Петербург, ул. Достоевского, д.15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВОЛГАТЕЛЕКОМ»	603000 г. Нижний Новгород, пл. Максима Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ДАЛЬНЕВОСТОЧНАЯ КОМПАНИЯ ЭЛЕКТРОСВЯЗИ»	690950 г. Владивосток, ул. Светланская, 57	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ»	191186, г. Санкт-Петербург, ул. Гороховая, д.14/26	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «УРАЛСВЯЗЬИНФОРМ»	620014 г. Екатеринбург, ул. Московская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТРАЛЬНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ»	141400 Московская область, г. Химки, ул. Пролетарская, 23	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ»	350000 г. Краснодар, ул. Карасунская, 66	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995

1	2	3	4
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО СВЯЗИ И ИНФОРМАТИКИ РЕСПУБЛИКИ ДАГЕСТАН	367000, Республика Дагестан, г. Махачкала, пр. Расула Гамзатова, д.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ГИПРОСВЯЗЬ»	123298 г. Москва, ул. 3-я Хорошевская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТРАЛЬНЫЙ ТЕЛЕГРАФ»	125375 г. Москва, ул. Тверская, 7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «МОБИЛЬНЫЕ ТЕЛЕКОММУНИКАЦИИ»	119121 г. Москва, ул. Плющиха, д.55, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.09.1998
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ ЧАСТНОЕ ОХРАННОЕ ПРЕДПРИЯТИЕ «РОСТЕЛЕКОМ-БЕЗОПАСНОСТЬ»	127486, г. Москва, ул. Дегунинская, д.2, корп.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	29.07.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СТРАХОВАЯ КОМПАНИЯ ПРОФСОЮЗА РАБОТНИКОВ СВЯЗИ «КОСТАРС»	129278, г.Москва, ул. Павла Корчагина, 2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.10.1993
ДЗАО «АРМАВИРСКИЙ ЗАВОД СВЯЗИ»	352903 Краснодарский край, г. Армавир, ул. Урупская, 1-а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.03.1999
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АКИБ РАЗВИТИЯ СРЕДСТВ СВЯЗИ И ИНФОРМАТИКИ «ПОЧТОБАНК»	614096 г. Пермь, ул. Ленина, 68	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.04.1998

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ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВЕСТЕЛКОМ»	127018 г. Москва, ул. Сущевский вал, д.26	Акционерное общество входит в одну группу лиц с данным юридическим лицом	10.10.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВЛАДИМИР – ТЕЛЕСЕРВИС»	600017 г. Владимир, ул. Гороховая, д.20	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ГЛОБАЛСТАР КОСМИЧЕСКИЕ ТЕЛЕКОММУНИКАЦИИ»	127427 г. Москва, ул. Дубовая Роща, д.25, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	20.09.1996
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НАРОДНЫЙ ТЕЛЕФОН САРАТОВ»	410600 г. Саратов, ул. Киселева, 40	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НИЖЕГОРОДСКАЯ СОТОВАЯ СВЯЗЬ»	603000 г. Н.Новгород, пл. М. Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.03.1995
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НИЖЕГОРОДТЕЛЕСЕРВИС»	603000 г. Н.Новгород, пл. М. Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.02.1997
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «НОВГОРОД ДЕЙТАКОМ»	173526, г. Великий Новгород, Панковка, ул. Индустриальная, д.22	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.06.2005
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОРЕНБУРГ GSM»	460000 г. Оренбург, ул. Володарского, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПЕРМТЕЛЕКОМ»	614097, г. Пермь, ул. Подлесная, 45	Акционерное общество входит в одну группу лиц с данным юридическим лицом	28.07.1995
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РОСТЕЛЕГРАФ»	103375 г. Москва, ул. Тверская, д.7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.09.1995
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РТК-ЦЕНТР»	107078 г. Москва, ул. Каланчеевская, д.15 а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	14.05.1997

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ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «УЛЬЯНОВСК-GSM»	432980 г. Ульяновск, ул. Л.Толстого, д.60	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦИФРОВЫЕ ТЕЛЕКОММУНИКАЦИИ»	428000 г. Чебоксары, ул. Гагарина, д.20а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СТАВТЕЛЕКОМ ИМ.В.И.КУЗЬМИНОВА»	355035 г. Ставрополь, пр. Октябрьской Революции,10/12	Акционерное общество входит в одну группу лиц с данным юридическим лицом	14.09.1995
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕКОМ» РЯЗАНСКОЙ ОБЛАСТИ	390006 г.Рязань, ул.Свободы, д.36	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АМТ»	191186, г.Санкт-Петербург, ул. Б.Морская, д.24, каб.235	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.12.2001
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «БОНА»	163061 г. Архангельск, пр.Троицкий, д.45	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.11.2001
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ВЛАДИМИРСКИЙ ТАКСОФОН»	600014 г. Владимир, пр-т Строителей, 32 «а»	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ВЯТКАСВЯЗЬСЕРВИС»	610000, г.Киров, ул.Дрелевского, 43/1	Акционерное общество входит в одну группу лиц с данным юридическим лицом	1994
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «МОБИЛКОМ»	600017, г. Владимир, ул. Мира, д.17	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕПОРТ ИВАНОВО» (ТПИ)	153032 г. Иваново, ул.Ташкентская, 90	Акционерное общество входит в одну группу лиц с данным юридическим лицом	27.06.2005
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМ-СТРОЙ»	153017 г.Иваново, 2-ой Минский пер., д.6	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002

1	2	3	4
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМ-ТЕРМИНАЛ»	153000 г.Иваново, пр.Ленина, 13	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПТРК «УРАЛ-ИНФОРМ ТВ»	614060 г.Пермь, ул.Крупской, 2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.03.1995
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ФАКТОРИАЛ-99»	344082 г. Ростов-на-Дону, пер. Братский, 47	Акционерное общество входит в одну группу лиц с данным юридическим лицом	06.11.1997
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СВЯЗЬ-СЕРВИС-ИРГА»	390046, г. Рязань, ул. Есенина, 21	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕСВЯЗЬИНФОРМ»	430000 г. Саранск, ул. Большевистская, 13	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОЗДОРОВИТЕЛЬНЫЙ КОМПЛЕКС «ОРБИТА»	352840 Краснодарский край, Туапсинский район, с. Ольгинка	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.12.2000
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ ЧАСТНОЕ ОХРАННОЕ ПРЕДПРИЯТИЕ «ЗАЩИТА»	400005 г.Волгоград, ул. Советская, 47/1	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.03.2002
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ИНТМАШСЕРВИС»	400131 г.Волгоград, ул. Голубинская, 8	Акционерное общество входит в одну группу лиц с данным юридическим лицом	23.04.1997
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТЕЛ»	125375, г. Москва, ул. Тверская, 7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.03.1998
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОТКРЫТЫЕ КОММУНИКАЦИИ»	125993, г. Москва, ул. Правды, 24, стр. 4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	07.08.2000
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНКОМ»	121021 г. Москва, Зубовский бульвар, 27/26, стр.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	28.08.2000

1	2	3	4
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕКОМСИТИ»	103091, г. Москва, ул. Делегатская, д. 5	Акционерное общество входит в одну группу лиц с данным юридическим лицом	03.06.1997
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЮГСВЯЗЬСТРОЙ»	350040, г. Краснодар, ул. Айвазовского, 110/1	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.01.2001
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «МОСКОВСКИЙ ЦЕНТР НОВЫХ ТЕХНОЛОГИЙ И ТЕЛЕКОММУНИКАЦИЙ»	121002, г. Москва, ул. Арбат, 46	Акционерное общество входит в одну группу лиц с данным юридическим лицом	09.10.2002
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПАНСИОНАТ «МАЛАХИТ»	334200 Украина, Автономная республика Крым, г. Ялта, ул. Щербака, 15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	28.08.2000
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ЮГ-ГИПРОСВЯЗЬ»	350062 г. Краснодар, ул. Гагарина, 67	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.01.2003
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СВЯЗЬПРОЕКТСЕРВИС»	123298 г. Москва, ул. 3-я Хорошевская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.04.1999
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ГИПРОСВЯЗЬ-КОНСАЛТИНГ»	123298 г. Москва, ул. 3-я Хорошевская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.03.1999
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТРТЕЛЕКОМСЕРВИС»	141400, Московская область, г. Химки, ул. Пролетарская, 23, ком 101	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.04.2003
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТАТИНКОМ-Т»	420140, Республика Татастан, г. Казань, ул. Ломжинская, д. 20А	Акционерное общество входит в одну группу лиц с данным юридическим лицом	13.10.2003
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "СТАРТКОМ"	117909 г. Москва, ГСП-1, 2-й Спасоналивковский пер., 6	Акционерное общество входит в одну группу лиц с данным юридическим лицом	20.08.1998
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ФК-СВЯЗЬ"	109316 г. Москва, Волгоградский пр-т, 14	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.07.1998
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "РПК "СВЯЗИСТ"	118732, Ленинградская обл., Приозерский р-н, поселок Петровское	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.11.2003
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "РСУ-ТЕЛЕКОМ"	198095, г. Санкт-Петербург, пр. Стачек, д.18, корп.2, литер Б	Акционерное общество входит в одну группу лиц с данным юридическим лицом	25.11.2003

1	2	3	4
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «АРТЕЛЕКОМ СЕРВИС»	163071, г.Архангельск , проезд Приорова , д.4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.11.2001
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ИК "СВЯЗЬ"	167610, Республика Коми, г.Сыктывкар, ул.Ленина, 60	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.04.1997
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "ЮТК-ФИНАНС"	350000, г. Краснодар, ул. Карасунская, 66	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.03.2003
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "РОССИЙСКАЯ ТЕЛЕКОММУНИКАЦИОННАЯ СЕТЬ"	101000, г. Москва, ул. Маросейка, 2/15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	02.03.2004
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ТРАНССВЯЗЬ"	603035, г. Нижний Новгород, ул. Чаалаева, 2а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	03.06.1997
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "ПАРМА ПЕЙДЖИНГ"	167610, республика Коми, г. Сыктывкар, ул. Коммунистическая, 31	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.04.2004
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТО «АКЦЕНТ»	350020, г. Краснодар, ул. Коммунаров, 235	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.08.2004
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТВЕРЬТЕЛЕКОМ»	170000, г. Тверь, ул. Новоторжская, 24	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.05.1998
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СЗТ-ФИНАНС»	191186, г. Санкт-Петербург, ул. Большая Морская, 26, каб. 422	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.10.2004
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТРК «ФОТОН»	350001, г. Краснодар, ул. Железнодорожная, 30	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.06.2004
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНФОРМАЦИОННЫЕ КОММЕРЧЕСКИЕ СЕТИ «ОМРИКС»	460018, г. Оренбург, ул. Терешковой, 10	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002

1	2	3	4
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ГИПРОСВЯЗЬ-СЕВЕРО-ЗАПАД»	197110, г.Санкт-Петербург, Константиновский пр-т, д.11а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.02.2005
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕФОННАЯ КОМПАНИЯ – УРАЛ»	620090, г. Екатеринбург, ул. Техническая, 18б	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.01.2005
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РТКОМ»	430000, г.Саранск, ул. Косарева, 15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	09.03.2005
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «БЕСПРОВОДНЫЕ ИНФОРМАЦИОННЫЕ ТЕХНОЛОГИИ»	г. Южно-Сахалинск, ул. Ленина, д.220	Акционерное общество входит в одну группу лиц с данным юридическим лицом	14.04..2005
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНТЕГРАТОР.РУ»	690950, г.Владивосток, ул. Светланская, д.57	Акционерное общество входит в одну группу лиц с данным юридическим лицом	31.05.2005
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АССОЦИАЦИЯ КАНАЛ ТВ»	454126, г. Челябинск, ул. Витебская, 4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.06.2005
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНФОРМАЦИОННЫЕ ТЕХНОЛОГИИ СВЯЗИ (СВЯЗЬИНТЕК)»	119121, г. Москва, ул. Плющиха, 55, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.06.2005
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "НИЖЕГОРОДСКИЙ ТЕЛЕСЕРВИС"	603000, г. Нижний Новгород, пл. Максима Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	13.07.2005
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "САХАЛИНУГОЛЬ-ТЕЛЕКОМ"	693000, г.Южно-Сахалинск, ул. Карла Маркса, 32	Акционерное общество входит в одну группу лиц с данным юридическим лицом	29.07.2005
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "НАЦИОНАЛЬНАЯ ТАКСОФОННАЯ СЕТЬ"	119121, г. Москва, ул. Плющиха, 55, стр.22	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	25.11.2004

1	2	3	4
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АТС»	170000, г.Тверь, ул. Новоторжская, 22а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.11.2005
НЕКОММЕРЧЕСКОЕ ПАРТНЕРСТВО «ЦЕНТР ИССЛЕДОВАНИЯ ПРОБЛЕМ РАЗВИТИЯ ТЕЛЕКОММУНИКАЦИЙ»	119121, г. Москва, ул. Плющиха, 55, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	23.04.2001
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ГЛОБУС–ТЕЛЕКОМ»	127018, г. Москва, ул. Образцова, д.38	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМЦЕНТР»	127550, г. Москва, Дмитровское шоссе, д.33 корп.4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЗЕБРА ТЕЛЕКОМ»	103051, г. Москва, ул. Трубная, д.24, корп.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «А-СВЯЗЬ»	675000, г. Благовещенск, ул. Шевченко, д.7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «САРАТОВ-МОБАЙЛ»	410600, г. Саратов, ул. Киселева, 40	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ПЕНЗА МОБАЙЛ»	440606, г.Пенза, ул. Куприна, 1/3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЧУВАШИЯ-МОБАЙЛ»	428018, г. Чебоксары, ул. К.Иванова, 83	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПАРМА-ИНФОРМ»	167982, г. Сыктывкар, ул. Интернациональная, 160	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.09.2006

Аудиторское заключение

по финансовой (бухгалтерской) отчетности

Открытого акционерного общества

«Сибирьтелеком»

за период с 1 января по 31 декабря 2006 года

Сведения об аудиторе

Наименование:	Закрытое акционерное общество «КПМГ».
Место нахождения (юридический адрес):	129110, город Москва, Олимпийский проспект, дом 18/1, комната 3035.
Почтовый адрес:	119019, город Москва, Гоголевский бульвар, дом 11.
Государственная регистрация:	Зарегистрировано Московской регистрационной палатой. Свидетельство от 25 мая 1992 года № 011.585. Внесено в Единый государственный реестр юридических лиц Межрайонной инспекцией Министерства Российской Федерации по налогам и сборам № 39 по городу Москве за № 1027700125628 13 августа 2002 года. Свидетельство серии 77 № 005721432.
Лицензия:	№ Е 003330 на осуществление аудиторской деятельности, выдана на основании приказа Министерства финансов Российской Федерации от 17 января 2003 года № 9, сроком на 5 лет.
Членство в аккредитованном профессиональном аудиторском объединении:	Член Аудиторской Палаты России. Член Института профессиональных бухгалтеров и аудиторов России.

Сведения об аудируемом лице

Наименование:	Открытое акционерное общество «Сибирьтелеком».
Место нахождения (юридический адрес):	Россия, 630099, город Новосибирск, улица Максима Горького, дом 53.
Почтовый адрес:	Россия, 630099, город Новосибирск, улица Максима

Горького, дом 53.

Государственная регистрация:	Зарегистрировано 30 мая 1994 года Новосибирской регистрационной палатой, регистрационный № ГР 1161. Внесена запись в Единый государственный реестр юридических лиц Инспекцией Министерства Российской Федерации по налогам и сборам по Железнодорожному району города Новосибирска Новосибирской области 23 июля 2002 года. за номером 1025403189778.

Аудиторское заключение

Акционерам Открытого акционерного общества

«Сибирьтелеком»

Нами проведен аудит прилагаемой к настоящему Аудиторскому заключению (далее – «Заключение») финансовой (бухгалтерской) отчетности Открытого акционерного общества «Сибирьтелеком» (далее – «Общество») за период с 1 января по 31 декабря 2006 года включительно.

Прилагаемая финансовая (бухгалтерская) отчетность Общества (далее – «Отчетность») на 130 листах состоит из:

• Бухгалтерского баланса по состоянию на 31 декабря 2006 года;

• Отчета о прибылях и убытках за 2006 год;

• Приложений к бухгалтерскому балансу и отчету о прибылях и убытках, в том числе:

- Отчета об изменениях капитала за 2006 год;

- Отчета о движении денежных средств за 2006 год;

- Приложения к бухгалтерскому балансу;

• Пояснительной записки.

Ответственность за ведение бухгалтерского учета, подготовку и представление Отчетности несет исполнительный орган Общества. Наша обязанность заключается в выражении на основании проведенного аудита мнения о достоверности Отчетности во всех существенных отношениях и соответствии порядка ведения бухгалтерского учета во всех существенных отношениях законодательству Российской Федерации.

Аудит проводился в соответствии с:

• Федеральным законом от 7 августа 2001 года № 119-ФЗ «Об аудиторской деятельности» (с учетом последующих изменений и дополнений);

• федеральными правилами (стандартами) аудиторской деятельности;

• правилами (стандартами) аудиторской деятельности, одобренными Комиссией по аудиторской деятельности при Президенте Российской Федерации, в части, не противоречащей федеральным правилам (стандартам);

• внутрифирменными стандартами КПМГ по аудиту;

• правилами и стандартами, принятыми Аудиторской Палатой России;

• правилами и стандартами, принятыми Институтом профессиональных бухгалтеров и аудиторов России.

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что Отчетность не содержит существенных искажений. Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих числовые показатели Отчетности и раскрытие в ней информации о

финансово-хозяйственной деятельности, оценку соблюдения принципов и правил бухгалтерского учета, применяемых при подготовке Отчетности, рассмотрение основных оценочных показателей, полученных руководством Общества, а также оценку представления Отчетности. Мы полагаем, что проведенный аудит представляет достаточные основания для выражения нашего мнения о достоверности Отчетности во всех существенных отношениях и соответствии порядка ведения бухгалтерского учета во всех существенных отношениях законодательству Российской Федерации.

По нашему мнению, прилагаемая к настоящему Заключению Отчетность отражает достоверно во всех существенных отношениях финансовое положение Общества по состоянию на 31 декабря 2006 года и результаты его финансово-хозяйственной деятельности за период с 1 января по 31 декабря 2006 года включительно, и порядок ведения Обществом бухгалтерского учета, на основании данных которого составлена Отчетность, соответствует во всех существенных отношениях законодательству Российской Федерации.

Не изменяя мнения о достоверности Отчетности, мы обращаем внимание на приведенную в пункте 14 пояснительной записки информацию об обстоятельствах, вызвавших необходимость внесения Обществом корректировок в бухгалтерский учет и пересмотра ранее представленной финансовой (бухгалтерской) отчетности за 2006 год.

5 мая 2007 года

Швецов Андрей Викторович

Директор ЗАО «КПМГ»,
квалификационный аттестат на право осуществления
аудиторской деятельности в области общего аудита
№ К 019316, без ограничения срока действия

Перевезенцев Денис Геннадиевич

Руководитель аудиторской проверки,
квалификационный аттестат на право осуществления
аудиторской деятельности в области общего аудита
№ К 025632, без ограничения срока действия

ПРИЛОЖЕНИЕ 2

Бухгалтерская отчетность ОАО «Сибирьтелеком»
за 1 квартал 2007 года

БУХГАЛТЕРСКИЙ БАЛАНС

			КОДЫ
		Форма № 01 по ОКУД	0710001
на	31 марта 2007 года	Дата (год, месяц, число)	2007.03.31
Организация	ОАО "Сибирьтелеком" (МРК)	по ОКПО	01158832
Идентификационный номер налогоплательщика	5407127828	ИНН	5407127828
Вид деятельности	эл.связь	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	47/16
Единица измерения:	тыс.руб.	по ОКЕИ	384
Адрес:	630099 г.Новосибирск ул. М.Горького,53		
		Дата утверждения	
		Дата отправки (принятия)	

АКТИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ					
Нематериальные активы		110	110	858	835
Основные средства		120	120	22 433 227	22 110 704
Капитальные вложения		130	130	1 316 878	1 143 876
Доходные вложения в материальные ценности		135	135		
Долгосрочные финансовые вложения		140	140	1 111 572	1 111 326
в том числе:					
инвестиции в дочерние общества			141	837 774	837 774
инвестиции в зависимые общества			142	2 553	2 553
инвестиции в другие организации			143	60 974	60 974
прочие долгосрочные финансовые вложения			144	210 271	210 025
Отложенные налоговые активы		145	145	482 172	281 710
Прочие внеоборотные активы		150	150	2 821 611	3 009 919
Итого по разделу I		190	190	28 166 318	27 658 370

1	1а	2	2а	3	4
II.ОБОРОТНЫЕ АКТИВЫ					
Запасы		210	**210**	638 821	627 758
в том числе:					
сырье, материалы и другие аналогичные ценности		211	211	462 733	490 848
затраты в незавершенном производстве(издержках обращения)		213	213	91	545
готовая продукция и товары для перепродажи		214	214	24 984	20 747
товары отгруженные		215	215	1 821	1 366
расходы будущих периодов		216	216	149 178	114 238
прочие запасы и затраты		217	217	14	14
Налог на добавленную стоимость по приобретенным ценностям		220	220	513 171	372 819
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)		230	**230**	91 183	90 010
в том числе:					
покупатели и заказчики		231	231	2 954	3 236
авансы выданные			232		
прочие дебиторы			233	88 229	86 774
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)		240	**240**	2 988 075	3 596 996
в том числе:					
покупатели и заказчики		241	241	2 183 754	2 752 685
авансы выданные			242	312 266	346 318
прочие дебиторы			243	492 055	497 993
Краткосрочные финансовые вложения		250	250	118 390	121 345
Денежные средства,		260	260	397 948	942 702
Прочие оборотные активы		270	270	1 202	1 653
Итого по разделу II		290	**290**	4 748 790	5 753 283
БАЛАНС (сумма строк 190+290)		300	**300**	32 915 108	33 411 653

ПАССИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
III. КАПИТАЛ И РЕЗЕРВЫ					
Уставный капитал		410	410	2 387 973	2 387 973
Добавочный капитал		420	420	1 804 986	1 782 140
Резервный капитал		430	430	119 399	119 399
Собственные акции, выкупленные у акционеров		411	440		
Нераспределенная прибыль(непокрытый убыток) прошлых лет		470	460	7 898 934	7 921 780
Нераспределенная прибыль (непокрытый убыток) отчетного года		470	470	X	746 245
Итого по разделу III		490	**490**	12 211 292	12 957 537
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА					
Кредиты и займы		510	**510**	10 027 367	11 324 257
в том числе:					
кредиты			511	3 027 367	4 324 257
займы			512	7 000 000	7 000 000
Отложенные налоговые обязательства		515	515	710 860	711 882
Прочие долгосрочные обязательства		520	520	377 223	273 762
Итого по разделу IV		590	**590**	11 115 450	12 309 901
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА					
Кредиты и займы		610	**610**	3 834 529	3 846 872
в том числе:					
кредиты			611	1 598 037	1 602 904
займы			612	2 236 492	2 243 968
Кредиторская задолженность,		620	**620**	3 907 051	3 285 838
в том числе:					
поставщики и подрядчики		621	621	2 728 398	1 475 330
авансы полученные		625	622	479 627	347 097
задолженность перед персоналом организации		622	623	127 481	512 795
задолженность перед государственными внебюджетными фондами		623	624	99 112	183 194
задолженность по налогам и сборам		624	625	148 731	249 188
прочие кредиторы		625	626	323 702	518 234
Задолженность участникам (учредителям) по выплате доходов		630	630	23 489	22 231
Доходы будущих периодов		640	640	104 182	100 723

1	1а	2	2а	3	4
Резервы предстоящих расходов		650	650	1 667 425	864 645
Прочие краткосрочные обязательства		660	660	51 690	23 906
Итого по разделу V		690	**690**	9 588 366	8 144 215
БАЛАНС (сумма строк 490+590+690)		700	**700**	32 915 108	33 411 653

Справка о наличии ценностей, учитываемых на забалансовых счетах

Наименование показателя	Пояснения	Код показа-теля	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
Арендованные основные средства		910	901	1 339 129	1 540 836
в том числе по лизингу		911	911	473 546	496 279
Товарно-материальные ценности, принятые на ответственное хранение		920	902	91 134	88 538
Товары, принятые на комиссию		930	903	8 930	10 040
Списанная в убыток задолженность неплатежеспособных дебиторов		940	904	659 995	666 307
Обеспечения обязательств и платежей полученные		950	905	11 157	11 087
Обеспечения обязательств и платежей выданные		960	906	4 605 877	4 506 324
Износ жилищного фонда		970	907	3 143	2 767
Износ объектов внешнего благоустройства и других аналогичных объектов		980	908		
Средства оплаты услуг связи			909	176 677	194 900

Справка о стоимости чистых активов

Наименование показателя	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
Чистые активы			1000	12 315 474	13 058 260

Руководитель ____________
Шейфер А.А.
(подпись)
(расшифровка подписи)

И.о. главного бухгалтера_______ Ситников А.С.
(подпись) (расшифровка подписи)

"27" апреля 2007г.

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

			КОДЫ
		Форма № 02 по ОКУД	0710002
за	1 квартал 2007 года	Дата (год, месяц, число)	2007.03.31
Организация	ОАО "Сибирьтелеком" (МРК)	по ОКПО	01158832
Идентификационный номер налогоплательщика	5407127828	ИНН	5407127828
Вид деятельности	эл.связь	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	47/16
Единица измерения:	тыс.руб.	по ОКЕИ	384

Наименование показателя	Пояснения	Код показа-теля	Код строки	За отчетный период	За аналогичный период прошлого года
1	1а	2	2а	3	4
I. Доходы и расходы по обычным видам деятельности					
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость,акцизов и аналогичных обязательных платежей)		010	010	6 336 395	5 283 572
в том числе от продажи: услуг связи			011	6 064 822	5 021 702
Себестоимость проданных товаров, продукции, работ, услуг		020	020	(4 683 512)	(3 894 892)
в том числе: услуг связи			021	(4 519 663)	(3 756 571)
Прибыль (убыток) от продаж (строки 010 -020)		050	**050**	1 652 883	1 388 680
II. ПРОЧИЕ ДОХОДЫ И РАСХОДЫ					
Проценты к получению		060	060	11 773	6 470
Проценты к уплате		070	070	(310 296)	(289 882)
Доходы от участия в других организациях		080	080		
Прочие доходы		090	090	1 805 646	268 532
Прочие расходы		100	100	(2 108 661)	429 948

1	1a	2	2a	3	4
Прибыль (убыток) до налогообложения (стр.050+060-070+080+090-100)		140	**140**	1 051 345	943 852
Расходы по налогу на прибыль (строки -151+/-152+/-153) в том числе:			**150**	(305 100)	(270 232)
отложенные налоговые обязательства		142	151	(1 022)	(868)
отложенные налоговые активы		141	152	(200 462)	(72 362)
Текущий налог на прибыль		150	153	(103 616)	(197 002)
Чистая прибыль (убыток) отчетного периода (строки 140-150)		190	**190**	746 245	673 620
СПРАВОЧНО Условный расход /доход по налогу на прибыль			201	(252 323)	(226 525)
Постоянные налоговые обязательства		200	202	(64 844)	(45 579)
Постоянные налоговые активы		200	203	12 067	1 872

Наименование показателя	**Пояснения**	**Код показа-теля**	**Код строки**	**За отчетный период**	**За аналогичный период прошлого года**
1	1a	2	2a	3	4
Базовая прибыль (убыток) на акцию			301	X	X
Разводненная прибыль (убыток) на акцию			302	X	X

*** Заполняется в годовой бухгалтерской отчетности**

Расшифровка отдельных прибылей и убытков

Наименование показателя	Код показателя	Код строки	За отчетный период		За аналогичный период предыдущего года	
			прибыль	убыток	прибыль	убыток
1	1а	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании		401	891	(83)	924	(86)
Прибыль (убыток) прошлых лет		402	47 627	(92 815)	19 214	(46 932)
Курсовые разницы по операциям в иностранной валюте		404	7 110	(18 652)	6 579	(1 007)
Отчисления в оценочные резервы		405	3 234		18 944	(38 379)
Списание дебиторских и кредиторских задолженностей		406	1 093	(1 008)	968	(2 734)

Руководитель ________ Шейфер А.А. (подпись) (расшифровка подписи)

И.о.главного бухгалтера _______ Ситников А.С. (подпись) (расшифровка подписи)

"27" апреля 2007г.

ПРИЛОЖЕНИЕ 3

Учетная политика ОАО «Сибирьтелеком» на 2007 год

ВВЕДЕНИЕ

Настоящее Положение об Учетной политике ОАО «Сибирьтелеком» (далее – Организация) разработано в соответствии с требованиями законодательства Российской Федерации.

Для целей настоящего Положения под Учетной политикой Организации понимается выбранная Организацией обоснованная и раскрытая для различных пользователей совокупность способов ведения бухгалтерского учета – первичного наблюдения, стоимостного измерения, текущей группировки и итогового обобщения фактов хозяйственной деятельности – с целью формирования максимально оперативной, полной, объективной и достоверной финансовой и управленческой информации.

В случаях, когда системой нормативного регулирования бухгалтерского учета Российской Федерации не установлен способ ведения бухгалтерского учета по конкретному вопросу, при формировании Учетной политики Организацией осуществлялась разработка соответствующего способа учета, исходя из действующих Положений по бухгалтерскому учету.

Учетная политика Организации, являясь основой системы бухгалтерского учета, призвана обеспечить:

- выполнение таких основополагающих принципов учета, как полнота, своевременность, осмотрительность, приоритет содержания перед формой, непротиворечивость, рациональность;
- соблюдение общих требований к бухгалтерской отчетности: полноты, существенности, нейтральности, сравнимости, сопоставимости;
- достоверность отчетности, подготавливаемой в Организации - бухгалтерской, налоговой, управленческой, статистической;
- единство методики при организации и ведении бухгалтерского учета в Организации в целом и в ее подразделениях[5];
- оперативность и гибкость реагирования системы бухгалтерского учета на изменения условий осуществления финансово-хозяйственной деятельности, в том числе обусловленных изменениями законодательных и нормативных актов.

В настоящем Положении наряду с общими обязательными требованиями и правилами учтены особенности Организации электросвязи:

- наличие внутренних документов, регламентирующих учетный процесс под углом зрения отраслевой специфики;
- наличие значительного количества подразделений, в ряде случаев территориально удаленных от места расположения Генеральной дирекции Организации.

Положение последовательно раскрывает принятые при формировании учетной политики способы бухгалтерского учета, существенно влияющие на оценку и принятие решений заинтересованными пользователями бухгалтерской отчетности, без знания о применении которых невозможна достоверная оценка финансового положения, движения денежных средств или финансовых результатов деятельности Организации.

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[5] Для целей данного документа под подразделениями Организации, если не указано иное, понимаются филиалы и структурные подразделения.

Способы ведения бухгалтерского учета, избранные Организацией при формировании настоящей Учетной политики, утверждаются Приказом Генерального директора Организации и применяются с первого января 2007 года.

Настоящим Положением в своей деятельности должны руководствоваться все лица, связанные с решением вопросов, регламентируемых Учетной политикой:

руководство Организации;

руководители филиалов и структурных подразделений, отвечающие за организацию и состояние учета во вверенных им подразделениях;

работники служб и отделов, отвечающие за своевременную разработку, пересмотр, доведение нормативно-справочной информации до подразделений-исполнителей;

работники всех служб и подразделений, отвечающие за своевременное предоставление первичных документов в бухгалтерию;

работники бухгалтерской службы, отвечающие за своевременное и качественное выполнение всех видов учетных работ и составление достоверной отчетности всех видов;

другие работники.

Учетная политика сформирована на 2007 год и не подлежит изменению за исключением следующих случаев:

изменения законодательства Российской Федерации или нормативных актов по бухгалтерскому учету;

разработки Организацией новых способов ведения бухгалтерского учета;

существенного изменения условий деятельности в результате реорганизации, смены собственников, изменения видов деятельности и т.п.

Изменения, вносимые в текст Положения об Учетной политике Организации, рассматриваются Правлением и утверждаются генеральным директором Организации.

Изменение учетной политики должно вводиться с 1 января года (начала финансового года), следующего за годом его утверждения.

Ответственность за соблюдение методологии возлагается на генерального директора Организации.

В процессе ведения бухгалтерского учета Организация применяет также методические указания по направлениям учета, перечень которых приведен в Приложении №2.

1. ОРГАНИЗАЦИОННЫЕ АСПЕКТЫ УЧЕТНОЙ ПОЛИТИКИ

1.1. Общие сведения об Организации электросвязи

Уставом Организации электросвязи определены следующие виды деятельности:

- предоставление услуг местной и внутризоновой телефонной связи;
- предоставление услуг местной, *междугородной и международной* связи[6] с использованием таксофонов и пунктов коллективного пользования;
- предоставление услуг *междугородной и международной* связи[7];
- предоставление услуг сотовой радиотелефонной связи;
- предоставление услуг подвижной радиотелефонной связи;
- предоставление услуг подвижной радиосвязи;
- предоставление услуг персонального радиовызова;
- предоставление услуг персонального радиовызова с уплотнением канала ОВЧ ЧМ;

[6] Реализация услуг, выделенных курсивом, в 2007 году не предполагается.

[7] Реализация услуг, выделенных курсивом, в 2007 году не предполагается.

- предоставление в аренду каналов связи;
- предоставление услуг телематических служб;
- предоставление услуг передачи данных;
- предоставление услуг телеграфной связи (прием, передача и доставка телеграмм, услуги сети АТ/Телекс);
- предоставление услуг кабельного ТВ;
- предоставление услуг проводного вещания;
- предоставление услуг ТВ вещания с использованием передающих устройств;
- предоставление услуг радиовещания с использованием передающих устройств;
- предоставление услуг местной телефонной связи с использованием средств радиодоступа;
- предоставление услуг ТВ вещания с использованием передающих устройств (MMDS), осуществление ТВ вещания;
- осуществление работ с использованием сведений, составляющих государственную тайну;
- осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны;
- осуществление мероприятий и (или) оказание услуг по защите государственной тайны, связанных с функционированием органа шифровальной службы;
- осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны в части технической защиты информации;
- организация и осуществление мероприятий по обеспечению защиты тайны связи и другой, охраняемой законом тайны;

проектирование зданий и сооружений с разработкой специальных разделов: охрана окружающей среды, пожарная безопасность и др.;
- экспертиза предпроектной и проектной документации;
- строительство, капитальный ремонт, реконструкция, расширение, техническое перевооружение гражданских сооружений, сооружений связи;
- геодезическая и картографическая деятельность;
- обучение, переподготовка и повышение квалификации кадров, организация образовательного процесса в детских дошкольных учреждениях;
- техническое обслуживание, ремонт и продажа контрольно-кассовых машин;
- техническое обслуживание, ремонт и продажа средств связи;
- монтаж, ремонт и техническое обслуживание систем охранной сигнализации;
- организация восстановления сетей и средств связи при авариях и повреждениях;
- приоритетное предоставление услуг и средств связи в интересах обороны, государственного управления, безопасности и правопорядка;
- выполнение мероприятий по обеспечению услугами связи в чрезвычайных ситуациях;
- реализация в установленном порядке планов мобилизационной подготовки сети связи и мероприятий при чрезвычайных ситуациях;
- оказание консультационных, научно-технических, рекламных услуг;
- осуществление посреднической, оптово-розничной и торгово-закупочной коммерческой деятельности с созданием для этой цели материально-технической базы, в том числе магазинов, а также совершение сделок с недвижимостью, автотранспортом и иным имуществом;
- производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений, деятельность по предупреждению и тушению пожаров;
- транспортное обслуживание (в том числе перевозка пассажиров, грузов автотранспортом), ремонт и техническое обслуживание автотранспортных средств;
- осуществление консалтинговой, посреднической, агентской, маркетинговой, дилерской деятельности;
- эксплуатация подъемных сооружений (лифтов);

- осуществление деятельности по эксплуатации опасных производственных объектов;
- осуществление операций с ценными бумагами;
- организация и развитие подсобных и сельских хозяйств, промышленное рыболовство и животноводство;
- эксплуатация кабельных переходов связи по водным путям;
- производство, передача и распределение электрической и тепловой энергии;
- оказание медицинских, коммунально-бытовых, социально-культурных, жилищно-коммунальных и гостиничных услуг.

Обладая общей правоспособностью, Организация имеет гражданские права и несет обязанности, необходимые для осуществления любых иных видов деятельности, не запрещенных федеральными законами.

Отдельными видами деятельности, перечень которых определяется федеральными законами, Организация может заниматься только на основании специального разрешения (лицензии).

Организация имеет три уровня управления:
генеральная дирекция Организации;
филиалы, представительство;
структурные подразделения.

Подразделения действуют на основании Положений, утвержденных в установленном порядке.

Полный перечень подразделений[8], входящих в состав Организации, приведен в Приложении №3.

1.2. Принципы организации учетных служб

Понятие **"учетная служба"** определяет комплекс структурных единиц и должностных лиц, выполняющих операции по сбору первичной информации, ее обработке и анализу, а также составлению на ее основе отчетов для различных групп пользователей.

Под **специализированной учетной службой** понимается структурная единица Организации, выполняющая функции сбора, обработки и группировки информации в виде сводных регистров аналитического и синтетического учета, внесения записей на счета бухгалтерского учета. В зависимости от уровня организационной структуры в состав специализированной учетной службы входят: бухгалтерия, налоговый отдел, группа сводной отчетности и пр.

Функциональные службы (например, линейно-кабельный цех, транспортный цех, отдел по работе с клиентами и т.п.) выполняют функции по сбору и обработке первичной информации для ее дальнейшей регистрации в системе учета.

На каждом уровне управления учетная служба обеспечивает сбор и обработку информации с целью предоставления данных пользователям для выработки, обоснования и принятия решений на своем уровне управления, а также для обеспечения вышестоящих органов управления информацией, необходимой для выработки, обоснования и принятия решений на более высоком уровне управления.

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[8] Для целей данного документа под подразделениями Организации понимаются филиалы и структурные подразделения филиалов.

Принципы разделения полномочий и ответственности учетных служб на каждом из трех уровней управления (по вертикали) и внутри каждого уровня управления (по горизонтали) регулирует "Положение о принципах организации учета". Этим же Положением определяются структура, функции и задачи специализированных и функциональных учетных служб. Распределение обязанностей и взаимоотношения между специализированными и функциональными учетными службами регулируются Положением о принципах организации учета и Правилами документооборота.

Ведение бухгалтерского учета и контроля возлагается на бухгалтерскую службу Организации как составную часть специализированной учетной службы, возглавляемую главным бухгалтером. Бухгалтерская служба Организации включает в себя бухгалтерии подразделений, непосредственно возглавляемые главными (старшими) бухгалтерами этих подразделений. Функции центральной бухгалтерии выполняет бухгалтерия департамента учета и отчетности Организации.

1.3. Порядок организации документооборота и технология обработки учетной документации

В Организации правила и порядок организации документооборота, график документооборота, технология обработки первичных учетных документов, в том числе:

- порядок создания первичных документов;
- порядок проверки первичных документов;
- порядок и сроки их передачи для отражения в бухгалтерском учете;
- порядок передачи документов в архив регламентируется Правилами документооборота (Приложение №4).

В Организации применяются унифицированные формы первичной учетной документации, утвержденные Госкомстатом РФ.

При оформлении финансово-хозяйственных операций, по которым не предусмотрены унифицированные формы, применяются самостоятельно разработанные формы первичных учетных документов (в том числе включенные в Правила документооборота), содержащие обязательные реквизиты, установленные Федеральным Законом от 21.11.1996 №129-ФЗ «О бухгалтерском учете».

Право подписи первичных учетных документов устанавливаются внутренними организационно-распорядительными документами Организации.

1.4. Порядок организации и проведения инвентаризации имущества и обязательств

Инвентаризации подлежит все имущество Организации, независимо от места нахождения, и все виды обязательств.

Инвентаризация в Организации проводится в следующие сроки:

- основных средств – не реже одного раза в два года по состоянию на 31 октября отчетного года;
- нематериальных активов – ежегодно по состоянию на 30 ноября отчетного года;
- незавершенного капитального строительства и других капитальных вложений – ежегодно по состоянию на 31 декабря отчетного года;
- сырья, материалов, драгоценных металлов, оборудования к установке, полуфабрикатов, товаров, готовой продукции на складах - ежегодно по состоянию на 31 октября отчетного года;
- незавершенного производства – ежеквартально по состоянию на конец квартала;
- доходов и расходов будущих периодов - ежегодно по состоянию на 31 декабря отчетного года;

денежных средств на счетах в учреждениях банков – ежегодно по состоянию на 31 декабря отчетного года;

денежных средств в кассе - не реже, чем один раз в квартал;

долгосрочных финансовых вложений - ежегодно по состоянию на 31 декабря отчетного года;

краткосрочных финансовых вложений, денежных документов – ежеквартально по состоянию на конец квартала;

расчетов по дебиторской задолженности покупателей и заказчиков (счет 62) и резерва по сомнительным долгам по дебиторской задолженности покупателей и заказчиков – ежеквартально по состоянию на конец квартала, расчетов с остальными дебиторами (счета 60 и 76) – один раз в год по состоянию на 31 декабря отчетного года;

расчетов с кредиторами – по расчетам с операторами связи - ежеквартально по состоянию на конец квартала, с остальными кредиторами – один раз в год по состоянию на 31 декабря отчетного года;

расчетов по налогам и обязательным отчислениям в бюджет и внебюджетные фонды, по целевому финансированию – ежегодно по состоянию на 31 декабря текущего года;

внутрихозяйственных расчетов – не реже одного раза в квартал;

расчетов с персоналом, подотчетными лицами – ежеквартально по состоянию на конец квартала;

резервов по условным обязательствам, резервов под обесценение финансовых вложений – ежегодно по состоянию на 31 декабря отчетного года.

Кроме того, инвентаризации подлежат производственные запасы и другие виды имущества, не принадлежащие Организации, но числящиеся в бухгалтерском учете (находящиеся на ответственном хранении, арендованные), а также имущество, не учтенное по каким-либо причинам.

Инвентаризация имущества, не принадлежащего Организации, проводится ежегодно по состоянию на 31 декабря отчетного года.

Для проведения инвентаризации на уровне генеральной дирекции Организации и аппаратов управлений филиалов создаются постоянно действующие инвентаризационные комиссии, состав которых утверждается:

для генеральной дирекции Организации – генеральным директором Организации;

для филиалов - директором филиала.

Подробный порядок организации и проведения инвентаризации имущества и обязательств Организации определен в Положении о порядке проведения инвентаризации активов и обязательств и мерах по обеспечению сохранности активов.

1.5. Порядок составления бухгалтерской отчетности Организации

Бухгалтерская отчетность Организации составляется в порядке и в сроки, предусмотренные Федеральным Законом от 21.11.96 №129-ФЗ "О бухгалтерском учете" и другими нормативными актами Российской Федерации, регламентирующими ведение бухгалтерского учета и отчетности.

Бухгалтерская отчетность Организации формируется бухгалтерией департамента учета и отчетности Генеральной дирекции Организации на основании обобщенной информации об имуществе, обязательствах и результатах деятельности Организации с учетом информации, предоставляемой бухгалтериями филиалов. Формирование отчетности бухгалтериями

филиалов производится на основании данных, предоставляемых бухгалтериями структурных подразделений.

При составлении бухгалтерской отчетности применяются формы, разработанные Организацией с учетом рекомендаций, содержащихся в соответствующих нормативных документах.

Внутренние формы бухгалтерской отчетности, а также конкретные сроки их представления приведены в Положении о порядке формирования бухгалтерской отчетности Организации.

1. 6. Рабочий план счетов Организации

При ведении бухгалтерского учета всеми подразделениями Организации используется Единый план счетов (Приложение 1).

Порядок использования Единого плана счетов, включая распределение компетенции по ведению счетов и субсчетов бухгалтерского учета между бухгалтерскими службами разных уровней управления Организации, регламентируется Инструкцией по применению Единого плана счетов.

2. Методические аспекты Учетной политики

2. 1. Порядок учета нематериальных активов

Сумма амортизационных отчислений по нематериальным активам определяется ежемесячно по нормам, рассчитанным, исходя из их первоначальной стоимости и срока полезного использования линейным способом.

Ожидаемый срок полезного использования нематериальных активов определяется при их постановке на учет специально созданной комиссией и утверждается генеральным директором Организации.

Погашение стоимости объектов интеллектуальной собственности производится путем накопления на счете 05 “Амортизация нематериальных активов” сумм амортизации, начисленной линейным способом.

2.2. Порядок учета основных средств

Переоценка основных средств в 2007 г. не производится.

Начисление амортизации по объектам основных средств производится линейным способом исходя из первоначальной стоимости или восстановительной стоимости (в случае проведения переоценки) объекта основных средств и нормы амортизации, исчисленной исходя из срока полезного использования этого объекта.

Срок полезного использования по группам однородных объектов основных средств определяется комиссией по приемке основных средств и утверждается генеральным директором Организации.

По приобретенным основным средствам, ранее бывшим в эксплуатации, срок полезного использования определяется исходя из сроков фактической эксплуатации и предполагаемых сроков полезного использования основных средств в Организации.

Капитальные вложения в арендованные основные средства, произведенные Организацией с

согласия арендодателя, стоимость которых не возмещается арендодателем, амортизируются Организацией в течение срока действия договора аренды исходя из сумм амортизации, рассчитанных с учетом срока полезного использования, определяемого для арендованных объектов основных средств.

Приобретенные объекты, не требующие монтажа, которые планируются к использованию в составе основных средств, до момента начала эксплуатации числятся в составе вложений во внеоборотные активы.

Приобретенные начиная с 01.01.2006 года активы, в отношении которых выполняются условия, предусмотренные в пункте 4 ПБУ 6/01 «Учет основных средств», и стоимостью не более 10000 рублей за единицу, отражаются в составе материально-производственных запасов. В целях обеспечения сохранности этих объектов в производстве или при эксплуатации в Организации осуществляется надлежащий контроль за их движением на забалансовом счете.

Части сложного объекта основных средств, состоящего из нескольких частей, принимаются к учету в качестве отдельных инвентарных объектов, если эти части относятся к разным группам основных средств при их классификации.

Объекты недвижимости, по которым закончены капитальные вложения, оформлены соответствующие первичные учетные документы по приемке-передаче, принимаются к бухгалтерскому учету в качестве основных средств с начала их фактической эксплуатации с выделением на отдельном субсчете к счету учета основных средств.

Затраты на проведение всех видов ремонтов включаются в себестоимость того отчетного периода, в котором они были произведены. Резерв предстоящих расходов на ремонт основных средств не создается.

2.3. Порядок учета материально-производственных запасов

Формирование фактической себестоимости материально-производственных запасов (МПЗ) в бухгалтерском учете Организации осуществляется с использованием счетов 15 "Заготовление и приобретение материальных ценностей" и 16 "Отклонение в стоимости материальных ценностей".

Бухгалтерский учет материально – производственных запасов на счетах 10 "Материалы" и 41 "Товары" осуществляется по учетным ценам.

Материально-производственные запасы (сырье, материалы, товары) принимаются к бухгалтерскому учету по учетной цене, под которой понимается:

- при приобретении МПЗ за плату – цена поставщика в соответствии с договором поставки (купли-продажи);
- при изготовлении МПЗ самой организацией – сумма фактических затрат, связанных с их производством;
- при внесении МПЗ в счет вклада в уставный капитал организации – денежная оценка, согласованная учредителями с учетом требований Закона «Об акционерных обществах»;
- при получении МПЗ по договору дарения (безвозмездно), а также остающихся от выбытия основных средств и другого имущества – текущая рыночная стоимость на дату принятия к бухгалтерскому учету;

при получении МПЗ по договорам, предусматривающим исполнение обязательств (оплату) неденежными средствами – стоимость активов, переданных или подлежащих передаче Организацией[9].

Транспортно-заготовительные расходы (ТЗР) и расходы по доведению материалов и товаров до состояния, в котором они пригодны к использованию в предусмотренных в Организации целях, учитываются в бухгалтерском учете на счете 16 «Отклонения в стоимости материалов» независимо от удельного веса ТЗР или величины отклонений к учетной стоимости материала.

Товары в розничной торговле, учитываемые на счете 41.02, отражаются в бухгалтерском учете по продажным ценам.

Затраты по заготовке и доставке товаров, предназначенных для реализации через розничную и оптовую торговую сеть, до складов Организации учитываются в составе издержек обращения.

Готовая продукция учитывается по фактической производственной себестоимости изготовления без использования счета 40 "Выпуск продукции (работ, услуг)".

Спецодежда и специнструмент, приобретенные в собственность Организацией, принимаются к учету в сумме фактических затрат на приобретение по дебету счета 10 «Материалы».

Спецодежда и специнструмент, стоимостью не более 10000 руб. за единицу при любом сроке использования, а также спецодежда и специнструмент со сроком полезного использования не превышающим 12 месяцев при любой стоимости за единицу списываются на счета учета затрат полностью по мере передачи в эксплуатацию.

Спецодежда и специнструмент, стоимостью более 10000 руб. за единицу и сроком полезного использования, превышающим 12 месяцев, после передачи в эксплуатацию учитываются на счетах «Специальная одежда в эксплуатации» и «Специальный инструмент в эксплуатации» с погашением стоимости равными долями в течение срока полезного использования.

Оценка выбывающих материально–производственных запасов производится следующими способами:

По средней себестоимости (путем определения фактической себестоимости МПЗ в момент их отпуска (скользящая оценка), при этом в расчет средней оценки включаются количество и стоимость материалов на начало месяца и все поступления до момента отпуска):

сырье;
материалы;
товары для перепродажи;
готовая продукция.

По себестоимости каждой единицы:

драгоценные металлы.

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[9] Стоимость активов, переданных или подлежащих передаче Организацией, устанавливаются исходя из цены, по которой в сравнимых обстоятельствах обычно Организация определяет стоимость аналогичных активов. При невозможности установить стоимость ценностей, переданных или подлежащих передаче организацией, стоимость материально- производственных запасов, полученных организацией по договорам, предусматривающим исполнение обязательств (оплату) неденежными средствами, определяется исходя из стоимости, по которой в сравнимых обстоятельствах приобретаются аналогичные материально-производственные запасы.

2.4. Порядок пересчета активов и обязательств, выраженных в иностранной валюте

Пересчет стоимости денежных знаков в кассе Организации, средств на счетах в кредитных организациях, денежных и платежных документов, краткосрочных ценных бумаг, средств в расчетах (включая по заемным обязательствам) с юридическими и физическими лицами, остатков средств целевого финансирования, полученных из бюджета или иностранных источников в рамках технической или иной помощи Российской Федерации в соответствии с заключенными соглашениями (договорами), выраженной в иностранной валюте, в рубли производится на дату совершения операции в иностранной валюте, а также на отчетную дату составления бухгалтерской отчетности.

2.5. Порядок формирования доходов

Для целей учета обычные виды деятельности Организации подразделяются на основные и неосновные.

Под основными видами подразумеваются те виды деятельности, которые связаны с оказанием услуг связи[10]. Все остальные виды деятельности являются неосновными .

Обычными видами деятельности признаются:

основные виды деятельности:

услуги местной телефонной связи:
городская телефонная связь (ГТС),
сельская телефонная связь (СТС);

услуги внутризоновой телефонной связи;

услуги документальной электросвязи, телематических служб, передачи данных;

подвижная радиосвязь;

радиовещание, телевидение, спутниковая связь;

проводное радиовещание;

подвижная радиотелефонная связь;

универсальные услуги связи:
универсальные услуги связи с таксофона,
универсальные услуги связи с пунктов коллективного доступа;

услуги присоединения и пропуска трафика:
услуги присоединения,
услуга транзита вызова,
услуги инициирования и завершения вызова;

услуги, сопровождающие оказание услуг междугородной и международной связи операторами междугородной и международной связи;

прочие услуги по основным видам деятельности.

неосновные виды деятельности:

услуги по предоставлению активов организации в аренду;
транспортные услуги;
изготовление продукции средств телекоммуникаций;
услуги торговли;

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[10] Как непосредственно, так и косвенно (т.е. сопровождающие их оказание, связанные с обслуживанием оборудования для оказания услуг связи).

услуги общественного питания;
услуги строительного характера;
услуги информационно-вычислительного обслуживания;
издательская деятельность (издание справочников, газет);
информационное обслуживание;
оказание посреднических (агентских, комиссионных) услуг;
услуги по предоставлению доступа к электроэнергии;
услуги образования;
услуги охраны;
посредническая деятельность;
бытовое обслуживание населения;
услуги учреждений отдыха;
рекламная деятельность;
иные виды деятельности, удовлетворяющие критериям, изложенным выше.

Доходы, отличные от доходов от обычных видов деятельности, считаются прочими доходами.

2.6. Порядок формирования расходов

Для целей учета расходов обычные виды деятельности Организации подразделяются на основные и неосновные.

В бухгалтерском учете ведется раздельный учет затрат по видам услуг, работ и производимой продукции, которые являются объектами калькулирования.

Для целей распределения затрат по основным видам деятельности на объекты калькулирования Организация использует метод учета затрат по производственным процессам.

Производственным процессом называется однозначно определяемая деятельность (последовательность действий или совокупность функций и заданий), не ограниченная во времени и имеющая распознаваемый результат.

Для целей распределения затрат на объекты калькулирования процессы подразделяются на основные производственные процессы, вспомогательные производственные процессы и совместные процессы.

К основным производственным процессам относятся процессы, совершаемые непосредственно для оказания услуг связи.

К вспомогательным производственным процессам относятся процессы, необходимые для осуществления основных и совместных производственных процессов и опосредованно связанные с оказанием услуг связи.

К совместным производственным процессам относятся процессы, необходимые для осуществления основных производственных процессов, но не связанные с оказанием услуг связи.

Базами распределения затрат являются фактические натуральные показатели производственной деятельности Организации, состав которых определен в Методических указаниях по учету расходов.

Все затраты, связанные с основными видами деятельности, являются косвенными, то есть не относимыми прямо, а распределяемыми между объектами калькулирования, и учитываются в разрезе производственных процессов.

Затраты по основным видам деятельности отражаются на счетах 30 "Основные производственные процессы" и 31 "Вспомогательные производственные процессы".

Затраты, связанные с неосновными видами деятельности, учитываются на счетах 23 "Вспомогательные производства", 29 "Обслуживающие производства и хозяйства" и 44 «Расходы на продажу» в разрезе видов деятельности.

Производится калькуляция полной себестоимости оказанных услуг, выполненных работ, произведенной продукции без выделения управленческих и коммерческих расходов.

Затраты по совместным производственным процессам отражаются на счете 32 "Совместные производственные процессы".

Затраты, собранные на счете 31 "Вспомогательные производственные процессы", распределяются между основными и совместными производственными процессами на счета 30 "Основные производственные процессы" и 32 "Совместные производственные процессы" на основании данных о базах распределения, предоставляемых производственными службами в конце отчетного периода.

Затраты, собранные на счете 30 "Основные производственные процессы", распределяются на счет 20 "Основное производство" по объектам калькулирования (услугам) на основании данных о базах распределения, предоставляемых производственными службами в конце отчетного периода, а также на счет 33 "Затраты на эксплуатацию оборудования" по видам оборудования условной цифровой сети, составляемой инженерными службами ежегодно. Распределение затрат по видам оборудования производится в соответствии с расчетными данными инженерных служб о доле задействования оборудования в основных производственных процессах.

Затраты, собранные на счете 33 "Затраты на эксплуатацию оборудования" распределяются на счет 20 "Основное производство" по объектам калькулирования (услугам) на основании данных инженерных служб об интенсивности и продолжительности использования каждого из видов оборудования конкретной услугой, которые рассчитываются в начале каждого года или при существенных изменениях в топографии сети связи.

Для целей расчета себестоимости услуг, работ, продукции неосновных видов деятельности, фактические затраты на оказанные услуги, законченные работы и продукцию, переданную на склад, собранные на счетах 23 "Вспомогательные производства" и 29 "Обслуживающие производства и хозяйства", списываются на счет 43 "Готовая продукция" (в случае выпуска готовой продукции), соответствующие счета производственных процессов (в случае оказания услуг или выполнения работ для профильных видов деятельности) или счет 90 "Продажи" субсчет 90-04 "Себестоимость продаж по неосновным видам деятельности" (в случае оказания услуг, выполнения работ на сторону). Сальдо по дебету счетов 23 "Вспомогательные производства" и 29 "Обслуживающие производства и хозяйства" отражает стоимость остатков незавершенного производства.

Затраты, отнесенные на счет совместных производственных процессов 32 "Совместные производственные процессы", списываются в конце отчетного периода на счета 20 "Основное производство" пропорционально суммам затрат, отнесенным на соответствующие счета.

Затраты на оказание услуг связи, собранные по видам услуг на счете 20 "Основное производство" полностью списываются в конце отчетного периода на счет 90 "Продажи" субсчет 90-02 "Себестоимость продаж (по основным видам деятельности)" с аналитикой по объектам калькулирования (услугам).

Порядок учета и калькулирования себестоимости продукции (работ, услуг) неосновных видов деятельности устанавливается Организацией самостоятельно в соответствии с рекомендациями отраслевых инструкций, регулирующих указанный порядок в тех отраслях, к которым относится данный вид неосновной деятельности.

Распределение расходов обслуживающих производств и хозяйств по направлениям их деятельности (реализация, безвозмездная передача, оказание услуг другим подразделениям Организации) производится пропорционально прямым расходам.

2.7. Порядок учета расходов будущих периодов

К расходам будущих периодов относятся следующие расходы, которые признаны в отчетном периоде, но не могут быть включены в себестоимость реализованных услуг, работ, продукции этого отчетного периода, например:

расходы, связанные с освоением новых производств или видов продукции до возникновения фактов их реализации;

расходы на оплату отпусков будущих периодов;

дисконт по вексельным и облигационным займам;

расходы на приобретение лицензий;

расходы, связанные с досрочным выкупом лизингового имущества, в случае учета лизингового имущества на балансе лизингодателя;

расходы по страхованию имущества;

расходы, связанные с приобретением программных продуктов и баз данных по договорам купли-продажи или договорам мены, если эти активы не соответствуют условиям, установленным для нематериальных активов;

расходы, связанные с приобретением бланков строгой отчетности;

прочие.

Расходы будущих периодов подлежат равномерному списанию за счет соответствующих источников покрытия в течение периода, к которому они относятся. При невозможности определить период, в течение которого должен быть списан произведенный расход, указанный период устанавливается специально созданной комиссией и утверждается приказом генерального директора или уполномоченного лица.

Расходы, связанные с приобретением и внедрением программных продуктов и баз данных списываются на текущие расходы с первого числа месяца следующего за месяцем начала их использования в производстве продукции, при выполнении или оказании услуг либо для управленческих нужд организации.

Расходы по сертификации и лицензированию списываются за счет соответствующих источников покрытия с первого числа, следующего за месяцем начала действия лицензий и сертификатов.

Для целей составления отчетности расходы, связанные с приобретением и внедрением программных продуктов и баз данных, используемых свыше 12 месяцев, а также расходы, связанные с досрочным выкупом лизингового имущества классифицируются как прочие внеоборотные активы.

Корректировка счета 97 «Расходы будущих периодов» на суммовые разницы осуществляется при условии, что стоимость расходов будущих периодов на момент образования суммовые

разницы окончательно не сформирована. Суммовые разницы, возникающие после начала списания расходов будущих периодов отражаются в составе **прочих доходов/расходов.**

2.8. Порядок учета расчетов

Расчеты неденежными средствами отражаются в учете обособленно с использованием счета 76.15 «Расчеты неденежными средствами».

Организация осуществляет перевод долгосрочной задолженности (дебиторской и кредиторской) в состав краткосрочной в момент, когда по условиям договора до даты погашения задолженности остается 365 дней.

Для целей составления отчетности авансы капитального характера классифицируются как прочие внеоборотные активы.

2.9. Порядок учета кредитов и займов полученных

Организация осуществляет перевод долгосрочной задолженности по полученным кредитам и займам в состав краткосрочной (на соответствующий субсчет счета 66 «Расчеты по краткосрочным кредитам и займам») в момент, когда по условиям договора займа и (или) кредита до возврата основной сумм долга остается 365 дней.

Если организация получает долгосрочный заем по договору, условиями которого предусмотрено периодическое погашение суммы займа, то по мере того, как до погашения очередной части займа остается 365 дней, она переводится в состав краткосрочной части долгосрочной задолженности на соответствующий субсчет счета 66 «Расчеты по краткосрочным кредитам и займам».

В случае заключения соглашения о пролонгации договора краткосрочного займа или перенесении срока погашения краткосрочной части задолженности по долгосрочному займу таким образом, что срок погашения займа или его указанной части будет составлять более 365 дней, сумма задолженности по займу или его частичному погашению должна быть переведена из краткосрочной задолженности в состав долгосрочной задолженности (на соответствующий субсчет счета 67 «Расчеты по долгосрочным кредитам и займам»).

Причитающийся к уплате заимодавцу доход в виде процентов начисляется равномерно (ежемесячно) в соответствии со ставкой, установленной в договоре. Если в соответствии с условиями договора уплата процентов приходится не на последний день месяца, следует доначислить задолженность перед кредитором на сумму процентов, приходящуюся на конец месяца.

Сумма дисконта по вексельным и облигационным займам, средства которых были непосредственно полностью (частично) использованы на создание инвестиционных активов или предоплату поставок объектов основных средств, не являющихся инвестиционными активами, относится на расходы будущих периодов с последующим списанием ежемесячно равными долями в течение срока обращения ценных бумаг на увеличение стоимости инвестиционных активов или, в случае предоплаты, на увеличение стоимости объектов основных средств, не относящихся к инвестиционным активам, до момента принятия их в состав основных средств.

Сумма процентов, причитающихся к оплате по займам, полученным в денежной форме и привлеченным путем выпуска собственных векселей или облигаций, средства которых были непосредственно (частично) использованы на создание инвестиционных активов, или предоплату поставок объектов основных средств, не являющихся инвестиционными

активами относится на увеличение стоимости инвестиционных активов или, в случае предоплаты, на увеличение стоимости объектов основных средств, не относящихся к инвестиционным активам, до момента принятия их в состав основных средств.

При этом по векселям с оговоркой "по предъявлении, но не ранее" в качестве срока, исходя из которого определяется дисконт на конец отчетного периода, принимается срок обращения векселей, определяемый от даты составления векселя до минимальной даты предъявления векселя к платежу.
Включение дополнительных затрат, связанных с получением займов и кредитов, размещением заемных обязательств, в состав прочих расходов производится в том отчетном периоде, в котором были понесены указанные затраты.

По полученным кредитам и займам, выраженным в условных денежных единицах или валюте и подлежащим погашению в рублях, осуществляется в бухгалтерском учете пересчет стоимости обязательств в сумме основного долга, а также причитающихся к уплате процентов по курсу Центрального банка Российской Федерации действующему на отчетную дату.

2.10. Порядок организации учета внутрихозяйственных расчетов и передачи информации обособленными подразделениями

Для учета внутрихозяйственного оборота Организацией применяется счет 79 «Внутрихозяйственные расчеты».

Все финансово-хозяйственные операции, осуществляемые между подразделениями Организации, производятся на основании извещений (авизо) через вышестоящий уровень управления. Операции между структурными подразделениями проводятся через соответствующие филиалы. Операции между филиалами проводятся через генеральную дирекцию Организации.

2.11. Порядок создания и использования фондов специального назначения

Организация не создает какие-либо фонды за счет нераспределенной прибыли отчетного года за исключением фондов, создание которых предусмотрено учредительными документами Организации.

Порядок создания и использования указанных фондов определяется на основании решения общего собрания акционеров Организации с учетом требований Закона «Об акционерных обществах».

2.12. Порядок создания и использования резервов

Организация создает следующие виды резервов:
- резерв под обесценение финансовых вложений (на конец отчетного года);
- резерв сомнительных долгов по расчетам с покупателями (ежеквартально);
- резерв сомнительных долгов по авансам выданным и прочей дебиторской задолженности (на конец отчетного года);
- резерв под снижение стоимости материальных ценностей (на конец отчетного года);
- резервы по условным обязательствам в части отпусков, вознаграждений (ежемесячных и квартальных премий, вознаграждений Совету директоров, Правлению, Коллегии, коллегиальным органам филиалов Организации за 2007 год, начисление и выплата которых произойдет в следующем году) (на конец отчетного года);
- резерв по условным обязательствам в части вознаграждений по результатам хозяйственной деятельности за год (премий по итогам года) (ежеквартально).

Резерв сомнительных долгов по расчетам с покупателями создается ежеквартально перед составлением бухгалтерской отчетности в отношении сомнительных долгов.

Резерв сомнительных долгов по расчетам с покупателями создается по результатам инвентаризации дебиторской задолженности, при этом сомнительным долгом признается дебиторская задолженность, которая не погашена в сроки, установленные договором и не обеспечена залогом, поручительством, банковской гарантией.

Учитывая, что индивидуальный анализ каждого сомнительного долга по услугам связи на предприятиях связи невозможен в силу большого числа абонентов, резерв создается по всем непогашенным долгам, оплата которых на дату создания резерва просрочена на 90 и более дней, в размере 100 процентов суммы долга. По долгам, оплата которых задержана менее чем на 90 дней, резерв не создается.

Резерв сомнительных долгов создается результатам инвентаризации по авансам выданным, вероятность получения активов (услуг) по которым сомнительна.

Резерв сомнительных долгов создается по результатам инвентаризации по прочей дебиторской задолженности, по которой возврат полной суммы задолженности признается маловероятным.

Величина резерва сомнительных долгов по авансам, выданным, по прочей дебиторской задолженности оценивается и признается в индивидуальном порядке применительно к дебиторам, которые сами по себе являются существенными. Величина начисленных резервов относится в состав прочих расходов.

2.13. Порядок учета государственной помощи

Организация принимает бюджетные средства, включая ресурсы, отличные от денежных средств, к бухгалтерскому учету при наличии следующих условий:

имеется уверенность, что условия предоставления этих средств организацией будут выполнены. Подтверждением могут быть заключенные организацией договоры, принятые и публично объявленные решения, технико - экономические обоснования, утвержденная проектно - сметная документация и т.п.;

имеется уверенность, что указанные средства будут получены. Подтверждением могут быть утвержденная бюджетная роспись, уведомление о бюджетных ассигнованиях, лимитах бюджетных обязательств, акты приемки - передачи ресурсов и иные соответствующие документы.

2.14. Порядок учета финансовых вложений.

Финансовые вложения для целей бухгалтерского учета классифицируются по видам вложений и их срочности.

При продаже, ином выбытии, включая погашение ценных бумаг, оценка выбывающих эмиссионных ценных бумаг производится по методу стоимости первых по времени приобретения ценных бумаг (ФИФО), оценка выбывающих неэмиссионных ценных бумаг – по фактической стоимости каждой бумаги.

По срочности финансовые вложения делятся на:

долгосрочные – вложения, осуществленные с намерением получать доходы по ним более 12 месяцев после отчетной даты, если установленный срок их погашения превышает 12 месяцев после отчетной даты;

краткосрочные:

вложения, осуществленные без намерения получать доходы по ним более 12 месяцев;

вложения, установленный срок погашения которых не превышает 12 месяцев после отчетной даты;

ценные бумаги, приобретенные для перепродажи, независимо от срока их погашения.

Долгосрочные финансовые вложения подлежат переводу в краткосрочные:

вследствие принятия решения о продаже финансовых вложений при наличии твердого намерения осуществить план такой продажи в течение 12 месяцев;

если срок до даты их погашения стал не более 12 месяцев после отчетной даты.

Краткосрочные финансовые вложения, установленный срок погашения которых превышает 12 месяцев после отчетной даты, подлежат переводу в долгосрочные (на соответствующий субсчет) при изменении первоначального намерения получить по ним доход в течение не более 12 месяцев после отчетной даты.

Оценка срочности вложений производится подразделением (лицом), назначенным приказом Генерального директора Организации и фиксируется в передаваемом в бухгалтерию документе по установленной Организацией форме.

Первоначальная стоимость финансовых вложений, приобретаемых за плату, формируется в сумме фактических затрат, связанных с их приобретением.

Первоначальная стоимость финансовых вложений, приобретаемых по договорам, предусматривающим оплату в рублях в сумме, эквивалентной сумме в иностранной валюте (условных денежных единицах) формируется с учетом суммовых разниц, возникающих до принятия активов в качестве финансовых вложений.

По долговым ценным бумагам не производится отнесение на финансовые результаты разницы между суммой фактических затрат на приобретение ценной бумаги и ее номинальной стоимостью.

Стоимость финансовых вложений, по которым можно определить в установленном порядке текущую рыночную стоимость, корректируется на конец отчетного года.

2.15. Порядок учета расходов на научно-исследовательские, опытно- конструкторские и технологические работы.

Для целей составления отчетности признаются прочими внеоборотными активами завершенные научно-исследовательские, опытно-конструкторские и технологические работы, по которым получены результаты, не подлежащие правовой охране по действующему законодательству или подлежащие правовой охране, но не оформленные в установленном законодательством порядке.

Расходы на НИОКР списываются линейным способом на расходы по обычным видам деятельности с 1-го числа месяца, следующего за месяцем, в котором было начато фактическое применение полученных результатов в производстве продукции, оказании услуг, либо для управленческих нужд.

Срок погашения расходов на НИОКР устанавливается при их завершении специально созданной комиссией и утверждается приказом Генерального директора или уполномоченного им лица в пределах срока, в течение которого предполагается получать экономические выгоды (доход), но не более3 лет.

Главный бухгалтер Г. И. Хвощинская

Рассмотрено и одобрено на заседании Правления Организации.

Протокол от 19.12.2006 № 13.

ПРИЛОЖЕНИЕ №1. ЕДИНЫЙ ПЛАН СЧЕТОВ

ПРИЛОЖЕНИЕ №2 к Положению «Учетная политика ОАО «Сибирьтелеком» на 2007 год»

ПЕРЕЧЕНЬ МЕТОДИЧЕСКИХ УКАЗАНИЙ

Положение о порядке проведения инвентаризации активов и обязательств и мерах по обеспечению сохранности активов;
Положение о принципах организации учета;
Положение об организации документооборота;
Методические указания по организации учета основных средств;
Методические указания по учету нематериальных активов;
Методические указания по учету вложений во внеоборотные активы (строительство);
Методические указания по учету финансовых вложений;
Методические указания по учету материально-производственных запасов;
Методические указания по учету расходов;
Методические указания по учету денежных средств и денежных документов;
Методические указания по учету доходов;
Методические указания по учету расчетов с покупателями и заказчиками;
Методические указания по учету расчетов с поставщиками и подрядчиками;
Методические указания по учету расчетов с разными дебиторами и кредиторами;
Методические указания по учету кредитов и займов;
Методические указания по учету расчетов с персоналом;
Методические указания по учету собственного капитала;
Методические указания по учету средств целевого финансирования;
Методические указания по формированию резервов;
Методические указания по учету внутрихозяйственных расчетов;
Методические рекомендации по учету расчетов по налогу на прибыль;
Методические рекомендации по учету реализации товаров, работ, услуг со скидками или на безвозмездной основе;
Методические указания по учету универсальных услуг связи.

ПРИЛОЖЕНИЕ №3 к Положению «Учетная политика ОАО «Сибирьтелеком» на 2007 год»
ПЕРЕЧЕНЬ ПОДРАЗДЕЛЕНИЙ, ВХОДЯЩИХ В СОСТАВ ОРГАНИЗАЦИИ

Наименование филиала	Наименование структурного подразделения	
Горно-Алтайский филиал	1	**Горно-Алтайский городской центр телекоммуникаций**
	2	**Майминский центр телекоммуникаций**
	3	**Онгудайский центр телекоммуникаций**
	4	**Усть-Коксинский центр телекоммуникаций**
	5	**Кош-Агачский районный узел связи**
	6	**Турочакский районный узел связи**
	7	**Шебалинский районный узел связи**
Бурятский филиал	1	**Городской центр телекоммуникаций**
	2	**Пригородный центр телекоммуникаций**
	3	**Северный центр телекоммуникаций**
	4	**Южный центр телекоммуникаций**
	5	**Юго-Западный центр телекоммуникаций**
	6	**Восточный центр телекоммуникаций**
	7	**Западный центр телекоммуникаций**
	8	**Северобайкальский центр телекоммуникаций**
	9	**Телекомсервис**
Хакасский филиал	1	**Алтайский районный узел связи**
	2	**Аскизский районный узел связи**
	3	**Бейский районный узел связи**
	4	**Боградский районный узел связи**
	5	**Орджонекидзевский районный узел связи**
	6	**Таштыпский районный узел связи**
	7	**Усть-Абаканский районный узел связи**
	8	**Ширинский районный узел связи**
	9	**Абаканский городской центр телекоммуникаций**
	10	**Саяногорский городской центр телекоммуникаций**
	11	**Черногорский городской центр телекоммуникаций**
	12	**Узел внутризоновых линий связи**
Алтайский филиал	1	**Алейсий центр телекоммуникаций**
	2	**Бийский центр телекоммуникаций**
	3	**Бехокурихинский центр телекоммуникаций**
	4	**Благовещенский центр телекоммуникаций**
	5	**Волчихинский центр телекоммуникаций**
	6	**Заринский центр телекоммуникаций**
	7	**Каменский центр телекоммуникаций**
	8	**Новоалтайский центр телекоммуникаций**
	9	**Павловский центр телекоммуникаций**
	10	**Поспелихинский центр телекоммуникаций**
	11	**Рубцовский центр телекоммуникаций**
	12	**Славгородский центр телекоммуникаций**
	13	**Барнаульский центр телекоммуникаций**
	14	**Телекомсервис**
	15	**Центр новых технологий**
	16	**Автобаза связи**
Красноярский филиал	1	**Восточный центр телекоммуникаций**
	2	**Западный центр телекоммуникаций**
	3	**Северный центр телекоммуникаций**
	4	**Южный центр телекоммуникаций**
	5	**Юго-Западный центр телекоммуникаций**
	6	**Красноярский пригородный центр телекоммуникаций**
	7	**Средне-Енисейский центр телекоммуникаций**

	8	**Красноярский городской центр телекоммуникаций**
	9	**Телекомсервис**
	10	**Автобаза связи**
	11	**Центр материально-технического обеспечения**
	12	**Центр информационных технологий**
Иркутский филиал	1	**Ангарский центр телекоммуникаций**
	2	**Братский центр телекоммуникаций**
	3	**Саянский центр телекоммуникаций**
	4	**Тайшетский центр телекоммуникаций**
	5	**Усть-Кутский центр телекоммуникаций**
	6	**Усть-Ордынский центр телекоммуникаций**
	7	**Шелеховский центр телекоммуникаций**
	8	**Городской центр телекоммуникаций**
	9	**Междугородный центр телекоммуникаций**
	10	**Телекомсервис**
	11	**Центр материально-технического обеспечения**
Кемеровский филиал	1	**Анжеро-Судженский центр телекоммуникаций**
	2	**Беловский центр телекоммуникаций**
	3	**Ленинск-Кузнецкий центр телекоммуникаций**
	4	**Мариинский центр телекоммуникаций**
	5	**Южный центр телекоммуникаций**
	6	**Прокопьевский центр телекоммуникаций**
	7	**Юргинский центр телекоммуникаций**
	8	**Кемеровский городской центр телекоммуникаций**
	9	**Новокузнецкий городской центр телекоммуникаций**
	10	**Телекомсервис**
	11	**Узел внутризоновых линий связи**
Новосибирский филиал	1	**Бердский центр телекоммуникаций**
	2	**Искитимский центр телекоммуникаций**
	3	**Куйбышевский центр телекоммуникаций**
	4	**Карасукский центр телекоммуникаций**
	5	**Коченевский центр телекоммуникаций**
	6	**Междугородный центр телекоммуникаций**
	7	**Ордынский центр телекоммуникаций**
	8	**Татарский центр телекоммуникаций**
	9	**Тогучинский центр телекоммуникаций**
	10	**Чулымский центр телекоммуникаций**
	11	**Новосибирский центр телекоммуникаций**
	12	**Телекомсервис**
	13	**Автобаза связи**
	14	**Учебный центр**
Омский филиал	1	**Восточный центр телекоммуникаций**
	2	**Северо-Западный центр телекоммуникаций**
	3	**Западный центр телекоммуникаций**
	4	**Северный центр телекоммуникаций**
	5	**Южный центр телекоммуникаций**
	6	**Городской центр телекоммуникаций**
	7	**Междугородный центр телекоммуникаций**
	8	**Телекомсервис**
	9	**Автобаза связи**
Томский филиал	1	**Нарымский центр телекоммуникаций**
	2	**Межрайонный центр телекоммуникаций**
	3	**Областной центр телекоммуникаций**
	4	**Приобский центр телекоммуникаций**
	5	**Причулымский центр телекоммуникаций**
	6	**Северский центр телекоммуникаций**
	7	**Стрежевской центр телекоммуникаций**

	8	**Томский центр телекоммуникаций**
	9	**Телекомсервис**
	10	**Цифровые информационные сети**
	11	**Центр сотовых телекоммуникаций**
	12	**Автобаза связи**
Читинский филиал	1	**Агинский центр телекоммуникаций**
	2	**Акшинский центр телекоммуникаций**
	3	**Борзинский центр телекоммуникаций**
	4	**Краснокаменский центр телекоммуникаций**
	5	**Могочинский центр телекоммуникаций**
	6	**Петровск-Забойкальский центр телекоммуникаций**
	7	**Приаргунский центр телекоммуникаций**
	8	**Сретенский центр телекоммуникаций**
	9	**Шилкинский центр телекоммуникаций**
	10	**Читинский центр телекоммуникаций**
	11	**Телекомсервис**

ПРИЛОЖЕНИЕ №4. ПРАВИЛА ДОКУМЕНТООБОРОТА ГЕНЕРАЛЬНОЙ ДИРЕКЦИИ ОАО «СИБИРЬТЕЛЕКОМ» ДЛЯ ЦЕЛЕЙ БУХГАЛТЕРСКОГО УЧЕТА

ПРИЛОЖЕНИЕ № 5. ФОРМЫ ПЕРВИЧНЫХ УЧЕТНЫХ ДОКУМЕНТОВ, ПРИМЕНЯЕМЫХ ДЛЯ ОФОРМЛЕНИЯ ХОЗЯЙСТВЕННЫХ ОПЕРАЦИЙ В ОАО «СИБИРЬТЕЛЕКОМ», ПО КОТОРЫМ НЕ ПРЕДУСМОТРЕНЫ ТИПОВЫЕ ФОРМЫ ПЕРВИЧНЫХ УЧЕТНЫХ ДОКУМЕНТОВ

ПРИЛОЖЕНИЕ № 6. ПЕРЕЧЕНЬ ПРОГРАММНЫХ ПРОДУКТОВ, ИСПОЛЬЗУЕМЫХ ОАО «СИБИРЬТЕЛЕКОМ» ДЛЯ ЦЕЛЕЙ ВЕДЕНИЯ БУХГАЛТЕРСКОГО И НАЛОГОВОГО УЧЕТА

Для целей ведения бухгалтерского и налогового учета Организацией применяются следующие программные продукты:

- автоматизированная система бухгалтерского учета «1С: Предприятие»;
- система управления предприятием программный комплекс «Галактика»;
- программа расчета заработной платы «Зарплата» Алгософт;
- автоматизированная система расчетов «Старт»;
- система управления предприятием Oracle e-Business Suite.

II-1

Summary of the Statement regarding Information that Can Influence Materially on Sibirtelecom OJSC's Securities Value "On Finding the Material Mistakes in Previously Published and/or Disclosed other way Financial (Accounting) Information of the Company" (the "Statement") on May 8, 2007

The Statement contains detailed information on the information about the mistake in the disclosed documents:

- the mistake between the figures of the audited and not audited accounts: revenue stated in the audited annual accounts for 2006 pursuant to the Russian Accounting Standards is RUR 22 941,8 mln. which is 0,6% below the data stated in the non-audited accounts for 2006 mentioned in the press-release of Sibirtelecom OJSC dated April 2, 2007. In addition changes in financial results of Sibirtelecom OJSC in accordance with the Russian Accounting Standards do not exceed 10% in comparison with those previously declared.

III-1

Report about a significant fact
"INFORMATION ABOUT THE YIELD ACCRUED AND (OR) PAID ON ISSUER'S SECURITIES",
"INFORMATION ABOUT THE TIME FOR THE FULLFILLMENT OF ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General information		
1.1.	Full name of the issuer	*"Sibirtelecom" Open Joint Stock Company*
1.2.	Short name of the issuer	*"Sibirtelecom" OJSC*
1.3.	Location of the issuer	*53 M. Gorkogo St., Novosibirsk*
1.4.	Primary State Registration Number of the issuer	*1025403189778*
1.5.	Taxpayer Identification Number of the issuer	*5407127828*
1.6.	Unique code of the issuer given by registering authority	*00195-A*
1.7.	Web site used by the issuer to disclose the information	*http://www.sibirtelecom.ru/investor/info.php*

2. Message content	
2.1.	Type, category, series, and other identification features of the securities: *documentary inconvertible interest-bearing owner bonds, 05-series hold in obligatory centralized custody, hereinafter referred to as Bonds.*
2.2.	The state registration number of the security issue, the date of state registration: *4-05-00195-A of April 12, 2005.*
2.3.	The name of the registering authority that performed state registration of the securities issue: *Federal Financial Markets Service of Russia.*
2.4.	The management body of the issuer, that made a decision about determination of the rate (the order of rate determination) of the interest (coupon) on the issuer's bounds: *The rate of the 4rd coupon is equal to the rate of the 1st one. The rate of the 1st coupon is determined according to the Decision on the Issue of Securities (State registration number 4-05-00195-A of April 12, 2005) approved by the Board of Directors of "Sibirtelecom" OJSC, record No. 19, on February 22, 2005. The rate of 9.2% per annum of the first coupon was approved by General Director, order No.162 of April 29, 2005.*
2.5.	The date of making a decision about determination of the rate (the order of rate determination) of the interest (coupon) on the issuer's bonds: *the date of approving the Decision on the Issue of Securities (State registration number 4-05-00195-A of April 12, 2005) by the Board of Directors of "Sibirtelecom" OJSC): February 22, 2005 ;* *the date of approving the rate of the 1st coupon of Bonds by General Director of "Sibirtelecom" OJSC: April 29, 2005.*
2.6.	The date of issuing a report of the meeting of the issuer's management body, where a decision was made on determination of the rate (the order of rate determination) of the interest (coupon) on the issuer's bonds: the order of determination of a Bond coupon rate: *report No. 19 of the meeting of the Board of Directors of "Sibirtelecom" OJSC of February 25, 2005;* determination of the Bond coupon rate: *Order of General Director of April 29, 2005.*
2.7.	The total yield for the 4rd coupon due to payment on the issuer's Bonds: *137 610 000 (One hundred thirty-seven million six hundred ten thousand) rubles.* The yield for the 4rd coupon due to payment on one Bond of the issuer: *45.87 rubles (Forty-five rubles eighty-seven kopecks).*

2.8.	The form of payment of the yield on issuer's securities: *money cashless in the currency of the Russian Federation.*
2.9.	The date of yield payment on the issuer's securities: *April 27, 2007.*
2.10.	The total rate of interest and (or) other yield paid on the issuer's bonds of the specific issue (series): *the payment of interest (coupon) yield for the 4rd coupon of issuer's bonds series 05 at the rate of 137 610 000 (One hundred thirty-seven million six hundred ten thousand) rubles.*
2.11.	The content of issuer's obligation and also the rate of such obligation in money terms for monetary obligation or other obligation that can be expressed in money terms: payment of coupon yield for the 4rd coupon of bonds series 05, that amounted to *137 610 000 (One hundred thirty-seven million six hundred ten thousand) rubles in money terms.*
2.12.	The fact of fulfilling the obligations by the issuer: *obligations of payment of the coupon yield for the 4rd coupon of bonds series 05 was fulfilled in full.*

Acting General Director **A.A. Sheyfer**

Date: April 27, 2007

III-2

Summary of the Communication of Sibirtelecom OJSC on the Material Fact "Information on the Facts that Entailed a One-time Increase of the Net Income of Sibirtelecom OJSC by more than 10 Percent (the "Communication") on May 2, 2007

The Communication contains information on the material fact that consists in a one-time increase of the net income of Sibirtelecom OJSC by more than 10 percent in the year 2007 as a result of the following:

- decrease in the expenses on the employees.

Summary of the Communication of Sibirtelecom OJSC on the Material Fact "Information on the Facts that Entailed a One-time Increase of the Net Income of Sibirtelecom OJSC by more than 10 Percent (the "Communication") on May 16, 2007

The Communication contains information on the material fact that consists in a one-time increase of the net income of Sibirtelecom OJSC by more than 10 percent in the year 2007 as a result of the following:

- accrual at the end of the reporting year of the contingent liabilities according to the account policy adopted in the Company.

III-4

Summary of the Communication of Sibirtelecom OJSC on the Material Fact "Information on the Facts that Entailed a One-time Increase of the Net Income of Sibirtelecom OJSC by more than 10 Percent (the "Communication") on May 16, 2007

The Communication contains information on the material fact that consists in a one-time increase of the net income of Sibirtelecom OJSC by more than 10 percent in the year 2007 as a result of the following:

- decrease in the expenses on the employees.

Summary of the Communication on the Material Fact
of Sibirtelecom OJSC
"Information on the Decisions of General Meetings of Shareholders
(the "Communication")
on May 18, 2007

The Communication contains detailed information on the material fact that consists in information about decisions of the General Meeting of Shareholders held on May 8, 2007 on the issues as follows:
1) approval of an annual report, annual accounting documentation, etc.;
2) approval of the Auditor (KPMG) for the year 2007 ;
3) considering the rates of the annual bonuses to the members of the Board of Directors;
4) Amendments to the Charter;
5) discussing the draft amendments to the regulations on the Board of Directors
6) approval of the Bulletins for the annual shareholders meeting voting;
etc.

Summary of the Communication on the Material Fact of Sibirtelecom OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Communication") on May 24, 2007

The Communication contains detailed information on the material facts that consist in information about duties of the Issuer been discharged according to the decision of the Board of Directors of Sibirtelecom OJSC (the "Issuer"), minutes 18 on February 27, 2006, to pay dividends on bonds of the Issuer and the date May 23, 2007 when this Duty of the Issuer was discharged.

IV-1

Summary of the Corporate Issuer's security form (common shares, Moscow Interbank Currency Exchange CJSC)

May 2007

Sibirtelecom OJSC's (the "Issuer") securities are issued at Moscow Interbank Currency Exchange CJSC.

The Security form provides general information on the Issuer including name of the Issuer, legal address, state registration, OGRN, INN, bank details, charter capital, information about brunches and agencies, etc.

The security form includes information about issue of common inscribed book-entry shares, issue No. 04. Aggregated amount of common shares – 12,011,401,829. Aggregated amount of issue is RUR 1,801,710,274.35. Nominal value of a share – RUR 0,15.

There is also general information about the issuer's registrar – Joint Registration Company OJSC.

Full text of the Security form in Russian is enclosed herewith.

Открытое Акционерное Общество «Сибирьтелеком»

АНКЕТА
ценной бумаги корпоративного эмитента

«__» мая 2007 г.

1. Общая информация

1.1	Полное наименование Заявителя, указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.2.	Полное наименование эмитента (Управляющей компании), указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.3.	Ответственное лицо Заявителя	***Директор департамента ценных бумаг ОАО «Сибирьтелеком»: Пирожков Сергей Михайлович***
1.4.	Контактные тел., факс, адрес электронной почты Заявителя	***тел.: (383)2191-169, 2191-197 факс:(383) 2191-521, 2235-445 e-mail: pirozhkov@sibirtelecom.ru***
1.5.	Адрес страницы Заявителя в Internet	***www.sibirtelecom.ru***
1.6.	Контактное лицо платёжного агента, контактные тел., факс, адрес электронной почты	***Открытое акционерное общество «Объединенная регистрационная компания», Контактное лицо: Кашина Вера Викторовна (495) 933-42-21, ork@ork-reestr.ru***
1.7.	Наименование организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.8.	Ответственное лицо организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.9.	Контактные тел., факс, адрес электронной почты организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.10.	Наименование финансового консультанта	–
1.11.	Ответственное лицо финансового консультанта	–
1.12.	Контактные тел., факс, адрес электронной почты финансового консультанта	–

2. Основные параметры ценной бумаги.

2.1.	Сокращенное наименование эмитента (Управляющей компании), указанное в Уставе	*ОАО «Сибирьтелеком»*
2.2.	Вид и тип ценной бумаги	*акции обыкновенные именные*
2.3.	Номинальная стоимость ценой бумаги	*0,15 руб.*
2.4.	Форма выпуска ценной бумаги	*бездокументарные*
2.5.	Код и дата государственной регистрации выпуска ценных бумаг	*№1-04-00195-А от 25.07.2003г., ФКЦБ России*
2.6.	Уникальный регистрационный код выпуска (серии, транша) - при наличии	–
2.7.	Порядковый номер выпуска	*04*
2.8.	Количество данных ценных бумаг и общий объем эмиссии	*Количество обыкновенных акций: 12 011 401 829 шт.* *Общий объем эмиссии: 1 801 710 274,35 руб.*

3. Информация об эмитенте

3.1.	Свидетельство о гос. регистрации (внесении записи в Единый государственный реестр юридических лиц)	*Дата государственной регистрации эмитента: 30.05.1994г.* *Номер свидетельства о государственной регистрации: ГР 1161* *Орган, осуществивший государственную регистрацию: Новосибирская городская регистрационная палата* *Свидетельство о внесении записи в Единый государственный реестр юридических лиц:* *серия 54 №001572051 от 23.07.2002 г.* *Орган, осуществивший регистрацию:* *Инспекция МНС России по Железнодорожному району г. Новосибирска Новосибирской области* *ОГРН: 1025403189778*
3.2.	Размер уставного капитала	*Размер уставного капитала: 2 387 973 276, 45 рублей* *Размер уставного капитала в акциях:* *15 919 821 843 шт., в том числе* *обыкновенных именных акций – 12 011 401 829 шт.* *привилегированных именных акций типа А – 3 908 420 014 шт.* *Номинальная стоимость акций – 0,15 рублей*
3.3.	Количество акционеров (участников)	*17 005 (по состоянию на 01.05.2007 г.)*
3.4.	Доля голосующих акций	*75,45%*

3.5.	Доля акций принадлежащих государству (%, шт.)	*Доля в уставном капитале – 0,00098 %* *Количество акций – 156 001 шт.* *(по состоянию на 01.05.2007 г.)*
3.6.	Отраслевая принадлежность	*Связь* *Код ОКВЭД: 64.20*
3.7.	Код ОКПО	*01158832*
3.8.	Дата внесения в ЕГРЮЛ	*23.07.2002 г.*
3.9.	ИНН	*5407127828*
3.10.	Должность и ФИО руководителя	*Генеральный директор* *Исаев Александр Иванович*
3.11.	Место нахождения	*г. Новосибирск, ул. М.Горького, 53*
3.12.	Почтовый адрес	*630099, г. Новосибирск, ул. М.Горького, 53*
3.13.	ФИО, председателя Совета директоров	*Чечельницкий Евгений Александрович*
3.14.	Должность и ФИО лица, ответственного за связь с ФБ ММВБ деятельность с указанием контактных тел./факса	*Директор департамента ценных бумаг* *Пирожков Сергей Михайлович* *Тел.: (383) 2191-169* *Факс: (383) 2191-521* *E-mail: pirozhkov@sibirtelecom.ru* *Начальник отдела связей с инвесторами* *Шипицын Алексей Викторович* *Тел.: (383) 2191-197* *Факс: (383) 2191-521* *E-mail: shipitsin@sibirtelecom.ru*
3.15	Количество и местонахождение филиалов и представительств, адреса, телефоны	*ОАО «Сибирьтелеком» имеет следующие филиалы и представительство:* *1. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1; тел.: (38822) 2-45-71* *2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42; тел.: (3012) 21-39-55* *3. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул. Щетинкина, 20; тел.: (39022) 23-91-00* *4. Алтайский филиал, расположенный по адресу: 656049, г. Барнаул, ул. Интернациональная, 74; тел.: (3852) 35-35-30* *5. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102; тел.: (3912) 66-05-06* *6. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37; тел.: (3952) 242-240* *7. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61; тел.: (3842) 36-33-25* *8. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5; тел.: (383) 219-10-01* *9. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36; тел.: (3812) 23-32-40* *10. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а; тел.: (3822)522-494* *11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107; тел.: (3022) 350-000* *12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3, тел.: (495) 241-2601*

3.16.	Банковские реквизиты	*р/с № 40702810144070102945 в Сибирском банке Сбербанка России г.Новосибирск (Центральное ОСБ № 139); к/с 30101810500000000641; БИК 045004641*
3.17.	Контактные тел./факс	*тел.: (383)2191-169, 2191-197 факс:(383)2191-521, 2235- 445*
3.18.	Адрес электронной почты	*office@sibirtelecom.ru*
3.19.	Адрес страницы в Internet	*http://www.sibirtelecom.ru*

4. Информация о выпусках акций эмитента

4.1. Общее количество акций эмитента, из них:

	Штук	Рублей
Обыкновенных	*12 011 401 829*	*1 801 710 274,35*
Привилегированных	*3 908 420 014*	*586 263 002,10*
Итого (размер уставного капитала)	*15 919 821 843*	*2 387 973 276,45*

4.2. Общее количество зарегистрированных выпусков акций:

	Событие	Дата регистрации выпуска	Код регистрации	Количество акций в выпуске, шт.		Номинальная стоимость, руб.
				обыкновенных	привилег.	
1.	*Первый выпуск (при учреждении акционерного общества) (аннулирован)*	*08.06.1994г.*	*№51-1п-646*	*1 029 100*	*485 430(тип А) 427 190 (тип Б)*	*100,00*
2.	*Второй выпуск (аннулирован)*	*10.07.1996г.*	*№51-1-1033*	*14 562 900*	*4 854 300*	*10 000,00*
3.	*Третий выпуск (аннулирован)*	*17.09.1997г.*	*№1-03-00195-А №2-03-00195-А*	*14 562 900*	*4 854 300*	*15,00*
4.	*Четвертый выпуск (аннулирован)*	*20.10.2000г.*	*№1-04-00195-А №2-04-00195-А*	*12 203 365*	*4 067 706*	*15,00*
5.	*Пятый выпуск*	*19.09.2001г.*	*№1-05-00195-А №2-05-00195-А*	*2 676 626 500*	*892 200 600*	*0,15*
6.	*Шестой выпуск*	*25.10.2002г.*	*№1-06-00195-А №2-06-00195-А*	*68 884 403*	*22 960 001*	*0,15*
7.	*Седьмой выпуск*	*25.10.2002г.*	*№1-07-00195-А №2-07-00195-А*	*325 847 296*	*108 614 440*	*0,15*
8.	*Восьмой выпуск*	*25.10.2002г.*	*№1-08-00195-А №2-08-00195-А*	*285 890 540*	*436 694 212*	*0,15*
9.	*Девятый выпуск*	*25.10.2002г.*	*№1-09-00195-А №2-09-00195-А*	*1 501 895 988*	*500 634 290*	*0,15*
10.	*Десятый выпуск*	*25.10.2002г.*	*№1-10-00195-А №2-10-00195-А*	*1 438 811 586*	*479 571 247*	*0,15*
11.	*Одиннадцатый выпуск*	*25.10.2002г.*	*№1-11-00195-А №2-11-00195-А*	*1 558 697 405*	*519 565 836*	*0,15*
12.	*Двенадцатый выпуск*	*25.10.2002г.*	*№1-12-00195-А №2-12-00195-А*	*1 147 147 521*	*382 385 698*	*0,15*
13.	*Тринадцатый выпуск*	*25.10.2002г.*	*№1-13-00195-А №2-13-00195-А*	*312 470 198*	*104 153 691*	*0,15*
14.	*Четырнадцатый выпуск*	*25.10.2002г.*	*№1-14-00195-А №2-14-00195-А*	*1 384 929 513*	*461 639 999*	*0,15*
15.	*Пятнадцатый выпуск*	*25.10.2002г.*	*№1-15-00195-А*	*1 310 200 879*	*-*	*0,15*

16.	*Объединение с 5 по 15 выпусков ценных бумаг**	*25.07.2003г.*	*№1-04-00195-А №2-04-00195-А*	*12 011 401 829*	*3 908 420 014*	*0,15*
Общее кол-во акций в обращении				*12 011 401 829*	*3 908 420 014*	*0,15*

Распоряжением ФКЦБ России от 25 июля 2003 № 03-1565/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества «Сибирьтелеком», в результате которого:

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком»:

1-05-00195-А от 19.09.2001; 1-06-00195-А от 25.10.2002; 1-07-00195-А от 25.10.2002; 1-08-00195-А от 25.10.2002; 1-09-00195-А от 25.10.2002; 1-10-00195-А от 25.10.2002; 1-11-00195-А от 25.10.2002; 1-12-00195-А от 25.10.2002; 1-13-00195-А от 25.10.2002; 1-14-00195-А от 25.10.2002; 1-15-00195-А от 25.10.2002.

Указанным выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 1-04-00195-А от 25 июля 2003 года.

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком»:

2-05-00195-А от 19.09.2001; 2-06-00195-А от 25.10.2002; 2-07-00195-А от 25.10.2002; 2-08-00195-А от 25.10.2002; 2-09-00195-А от 25.10.2002; 2-10-00195-А от 25.10.2002; 2-11-00195-А от 25.10.2002; 2-12-00195-А от 25.10.2002; 2-13-00195-А от 25.10.2002; 2-14-00195-А от 25.10.2002.

Указанным выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 2-04-00195-А от 25 июля 2003 года.

5. Информация о реестродержателе

5.1.	Полное и сокращенное наименования указанные в Уставе	***Открытое акционерное общество «Объединенная регистрационная компания» ОАО «ОРК»***
5.2.	Номер Лицензии, выданной уполномоченным федеральным органом исполнительной власти	***10-000-1-00314 без ограничения срока действия***
5.3.	ИНН	***7705108630***
5.4.	Должность и ФИО руководителя	***Генеральный директор – Толстохлебов Сергей Николаевич***
5.5.	Место нахождения	***113095, г. Москва, ул. Пятницкая, д. 70***
5.6.	Реквизиты договора, заключенного с реестродержателем	***Договор на оказание услуг по ведению реестра владельцев ценных бумаг № 98 от 19.01.1998 г.***
5.7.	Банковские реквизиты реестродержателя	***р/с 40702810600000001034 в ОАО АКБ «Связь-Банк» к/с 30101810900000000848 БИК 044525848 ИНН 7705108630***
5.8.	Перечень услуг, предоставляемых реестродержателем (регистратором), сроки перерегистрации и цены	***Стоимость и перечень услуг, предоставляемых регистратором, определены в прейскуранте, утвержденном генеральным директором ОАО «ОРК»***

5.9.	Перечень документов, необходимых для осуществления перерегистрации прав	*Документы, необходимые для осуществления перерегистрации прав, предоставляются в соответствии с требованиями Правил ведения реестра владельцев ценных бумаг ОАО «ОРК», (утверждены приказом генерального директора ОАО «ОРК» от 14 октября 2005 г. №195) (с последующими изменениями).*
5.10.	Почтовый адрес	*107078, г.Москва, а/я 162*
5.11.	Контактные тел./факс	*(495) 933-42-21*
5.12.	Адрес электронной почты	*ork@ork-reestr.ru*

Заместитель генерального директора – директор по корпоративному управлению и информационным технологиям **А.В. Гриб**

М.П.

Summary of the Corporate Issuer's security form (preferred shares, Moscow Interbank Currency Exchange CJSC)

May 2007

Sibirtelecom OJSC's (the "Issuer") securities are issued at Moscow Interbank Currency Exchange CJSC.

The Security form provides general information on the Issuer including name of the Issuer, legal address, state registration, OGRN, INN, bank details, charter capital, information about brunches and agencies, etc.

The security form includes information about issue of preferred inscribed book-entry type A shares, issue No. 04. Aggregated amount of preferred shares – 3,908,420,014. Aggregated amount of issue is RUR 586,263,002.1. Nominal value of a share – RUR 0,15.

There is also general information about the issuer's registrar – Joint Registration Company OJSC.

Full text of the Security form in Russian is enclosed herewith.

Открытое Акционерное Общество «Сибирьтелеком»

АНКЕТА
ценной бумаги корпоративного эмитента

«__» мая 2007 г.

1. Общая информация

1.1	Полное наименование Заявителя, указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.2.	Полное наименование эмитента (Управляющей компании), указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.3.	Ответственное лицо Заявителя	***Директор департамента ценных бумаг ОАО «Сибирьтелеком»: Пирожков Сергей Михайлович***
1.4.	Контактные тел., факс, адрес электронной почты Заявителя	***тел.: (383)2191-169, 2191-197 факс:(383) 2191-521, 2235-445 e-mail: pirozhkov@sibirtelecom.ru***
1.5.	Адрес страницы Заявителя в Internet	***www.sibirtelecom.ru***
1.6.	Контактное лицо платёжного агента, контактные тел., факс, адрес электронной почты	***Открытое акционерное общество «Объединенная регистрационная компания», Контактное лицо: Кашина Вера Викторовна (495) 933-42-21, ork@ork-reestr.ru***
1.7.	Наименование организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.8.	Ответственное лицо организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.9.	Контактные тел., факс, адрес электронной почты организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.10.	Наименование финансового консультанта	–
1.11.	Ответственное лицо финансового консультанта	–
1.12.	Контактные тел., факс, адрес электронной почты финансового консультанта	–

2. Основные параметры ценной бумаги.

2.1.	Сокращенное наименование эмитента (Управляющей компании), указанное в Уставе	*ОАО «Сибирьтелеком»*
2.2.	Вид и тип ценной бумаги	*акции привилегированные именные типа А*
2.3.	Номинальная стоимость ценой бумаги	*0,15 руб.*
2.4.	Форма выпуска ценной бумаги	*бездокументарные*
2.5.	Код и дата государственной регистрации выпуска ценных бумаг	*№2-04-00195-А от 25.07.2003г., ФКЦБ России*
2.6.	Уникальный регистрационный код выпуска (серии, транша) - при наличии	–
2.7.	Порядковый номер выпуска	*04*
2.8.	Количество данных ценных бумаг и общий объем эмиссии	*Количество привилегированных акций: 3 908 420 014 шт.* *Общий объем эмиссии: 586 263 002,10 руб.*

3. Информация об эмитенте

3.1.	Свидетельство о гос. регистрации (внесении записи в Единый государственный реестр юридических лиц)	*Дата государственной регистрации эмитента: 30.05.1994г.* *Номер свидетельства о государственной регистрации: ГР 1161* *Орган, осуществивший государственную регистрацию: Новосибирская городская регистрационная палата* *Свидетельство о внесении записи в Единый государственный реестр юридических лиц:* *серия 54 №001572051 от 23.07.2002 г.* *Орган, осуществивший регистрацию:* *Инспекция МНС России по Железнодорожному району г. Новосибирска Новосибирской области* *ОГРН: 1025403189778*
3.2.	Размер уставного капитала	*Размер уставного капитала: 2 387 973 276, 45 рублей* *Размер уставного капитала в акциях:* *15 919 821 843 шт., в том числе* *обыкновенных именных акций – 12 011 401 829 шт.* *привилегированных именных акций типа А – 3 908 420 014 шт.* *Номинальная стоимость акций – 0,15 рублей*
3.3.	Количество акционеров (участников)	*17 005 (по состоянию на 01.05.2007 г.)*
3.4.	Доля голосующих акций	*75,45%*

3.5.	Доля акций принадлежащих государству (%, шт.)	*Доля в уставном капитале – 0,00098 %* *Количество акций – 156 001 шт.* *(по состоянию на 01.05.2007 г.)*
3.6.	Отраслевая принадлежность	*Связь* *Код ОКВЭД: 64.20*
3.7.	Код ОКПО	*01158832*
3.8.	Дата внесения в ЕГРЮЛ	*23.07.2002 г.*
3.9.	ИНН	*5407127828*
3.10.	Должность и ФИО руководителя	*Генеральный директор* *Исаев Александр Иванович*
3.11.	Место нахождения	*г. Новосибирск, ул. М.Горького, 53*
3.12.	Почтовый адрес	*630099, г. Новосибирск, ул. М.Горького, 53*
3.13.	ФИО, председателя Совета директоров	*Чечельницкий Евгений Александрович*
3.14.	Должность и ФИО лица, ответственного за связь с ФБ ММВБ деятельность с указанием контактных тел./факса	*Директор департамента ценных бумаг* *Пирожков Сергей Михайлович* *Тел.: (383) 2191-169* *Факс: (383) 2191-521* *E-mail: pirozhkov@sibirtelecom.ru* *Начальник отдела связей с инвесторами* *Шипицын Алексей Викторович* *Тел.: (383) 2191-197* *Факс: (383) 2191-521* *E-mail: shipitsin@sibirtelecom.ru*
3.15	Количество и местонахождение филиалов и представительств, адреса, телефоны	*ОАО «Сибирьтелеком» имеет следующие филиалы и представительство:* *1. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1; тел.: (38822) 2-45-71* *2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42; тел.: (3012) 21-39-55* *3. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул. Щетинкина, 20; тел.: (39022) 23-91-00* *4. Алтайский филиал, расположенный по адресу: 656049, г. Барнаул, ул. Интернациональная, 74; тел.: (3852) 35-35-30* *5. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102; тел.: (3912) 66-05-06* *6. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37; тел.: (3952) 242-240* *7. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61; тел.: (3842) 36-33-25* *8. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5; тел.: (383) 219-10-01* *9. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36; тел.: (3812) 23-32-40* *10. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а; тел.: (3822)522-494* *11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107; тел.: (3022) 350-000* *12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3, тел.: (495) 241-2601*

3.16.	Банковские реквизиты	*р/с № 40702810144070102945 в Сибирском банке Сбербанка России г.Новосибирск (Центральное ОСБ № 139); к/с 30101810500000000641; БИК 045004641*
3.17.	Контактные тел./факс	*тел.: (383)2191-169, 2191-197 факс:(383)2191-521, 2235- 445*
3.18.	Адрес электронной почты	*office@sibirtelecom.ru*
3.19.	Адрес страницы в Internet	*http://www.sibirtelecom.ru*

4. Информация о выпусках акций эмитента

4.1. Общее количество акций эмитента, из них:

	Штук	Рублей
Обыкновенных	*12 011 401 829*	*1 801 710 274,35*
Привилегированных	*3 908 420 014*	*586 263 002,10*
Итого (размер уставного капитала)	*15 919 821 843*	*2 387 973 276,45*

4.2. Общее количество зарегистрированных выпусков акций:

	Событие	Дата регистрации выпуска	Код регистрации	Количество акций в выпуске, шт.		Номинальная стоимость, руб.
				обыкновенных	привилег.	
1.	*Первый выпуск (при учреждении акционерного общества) (аннулирован)*	*08.06.1994г.*	*№51-1п-646*	*1 029 100*	*485 430(тип А) 427 190 (тип Б)*	*100,00*
2.	*Второй выпуск (аннулирован)*	*10.07.1996г.*	*№51-1-1033*	*14 562 900*	*4 854 300*	*10 000,00*
3.	*Третий выпуск (аннулирован)*	*17.09.1997г.*	*№1-03-00195-А №2-03-00195-А*	*14 562 900*	*4 854 300*	*15,00*
4.	*Четвертый выпуск (аннулирован)*	*20.10.2000г.*	*№1-04-00195-А №2-04-00195-А*	*12 203 365*	*4 067 706*	*15,00*
5.	*Пятый выпуск*	*19.09.2001г.*	*№1-05-00195-А №2-05-00195-А*	*2 676 626 500*	*892 200 600*	*0,15*
6.	*Шестой выпуск*	*25.10.2002г.*	*№1-06-00195-А №2-06-00195-А*	*68 884 403*	*22 960 001*	*0,15*
7.	*Седьмой выпуск*	*25.10.2002г.*	*№1-07-00195-А №2-07-00195-А*	*325 847 296*	*108 614 440*	*0,15*
8.	*Восьмой выпуск*	*25.10.2002г.*	*№1-08-00195-А №2-08-00195-А*	*285 890 540*	*436 694 212*	*0,15*
9.	*Девятый выпуск*	*25.10.2002г.*	*№1-09-00195-А №2-09-00195-А*	*1 501 895 988*	*500 634 290*	*0,15*
10.	*Десятый выпуск*	*25.10.2002г.*	*№1-10-00195-А №2-10-00195-А*	*1 438 811 586*	*479 571 247*	*0,15*
11.	*Одиннадцатый выпуск*	*25.10.2002г.*	*№1-11-00195-А №2-11-00195-А*	*1 558 697 405*	*519 565 836*	*0,15*
12.	*Двенадцатый выпуск*	*25.10.2002г.*	*№1-12-00195-А №2-12-00195-А*	*1 147 147 521*	*382 385 698*	*0,15*
13.	*Тринадцатый выпуск*	*25.10.2002г.*	*№1-13-00195-А №2-13-00195-А*	*312 470 198*	*104 153 691*	*0,15*
14.	*Четырнадцатый выпуск*	*25.10.2002г.*	*№1-14-00195-А №2-14-00195-А*	*1 384 929 513*	*461 639 999*	*0,15*
15.	*Пятнадцатый выпуск*	*25.10.2002г.*	*№1-15-00195-А*	*1 310 200 879*	*-*	*0,15*

16.	*Объединение с 5 по 15 выпусков ценных бумаг**	*25.07.2003г.*	*№1-04-00195-А №2-04-00195-А*	*12 011 401 829*	*3 908 420 014*	*0,15*
Общее кол-во акций в обращении				*12 011 401 829*	*3 908 420 014*	*0,15*

Распоряжением ФКЦБ России от 25 июля 2003 № 03-1565/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества «Сибирьтелеком», в результате которого:
- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком»:
1-05-00195-А от 19.09.2001; 1-06-00195-А от 25.10.2002; 1-07-00195-А от 25.10.2002;
1-08-00195-А от 25.10.2002; 1-09-00195-А от 25.10.2002; 1-10-00195-А от 25.10.2002;
1-11-00195-А от 25.10.2002; 1-12-00195-А от 25.10.2002; 1-13-00195-А от 25.10.2002;
1-14-00195-А от 25.10.2002; 1-15-00195-А от 25.10.2002.
Указанным выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 1-04-00195-А от 25 июля 2003 года.

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком»:
2-05-00195-А от 19.09.2001; 2-06-00195-А от 25.10.2002; 2-07-00195-А от 25.10.2002;
2-08-00195-А от 25.10.2002; 2-09-00195-А от 25.10.2002; 2-10-00195-А от 25.10.2002;
2-11-00195-А от 25.10.2002; 2-12-00195-А от 25.10.2002; 2-13-00195-А от 25.10.2002;
2-14-00195-А от 25.10.2002.
Указанным выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 2-04-00195-А от 25 июля 2003 года.

5. Информация о реестродержателе

5.1.	Полное и сокращенное наименования указанные в Уставе	*Открытое акционерное общество «Объединенная регистрационная компания» ОАО «ОРК»*
5.2.	Номер Лицензии, выданной уполномоченным федеральным органом исполнительной власти	*10-000-1-00314 без ограничения срока действия*
5.3.	ИНН	*7705108630*
5.4.	Должность и ФИО руководителя	*Генеральный директор – Толстохлебов Сергей Николаевич*
5.5.	Место нахождения	*113095, г. Москва, ул. Пятницкая, д. 70*
5.6.	Реквизиты договора, заключенного с реестродержателем	*Договор на оказание услуг по ведению реестра владельцев ценных бумаг № 98 от 19.01.1998 г.*
5.7.	Банковские реквизиты реестродержателя	*р/с 40702810600000001034 в ОАО АКБ «Связь-Банк» к/с 30101810900000000848 БИК 044525848 ИНН 7705108630*
5.8.	Перечень услуг, предоставляемых реестродержателем (регистратором), сроки перерегистрации и цены	*Стоимость и перечень услуг, предоставляемых регистратором, определены в прейскуранте, утвержденном генеральным директором ОАО «ОРК»*

5.9.	Перечень документов, необходимых для осуществления перерегистрации прав	*Документы, необходимые для осуществления перерегистрации прав, предоставляются в соответствии с требованиями Правил ведения реестра владельцев ценных бумаг ОАО «ОРК», (утверждены приказом генерального директора ОАО «ОРК» от 14 октября 2005 г. №195) (с последующими изменениями).*
5.10.	Почтовый адрес	*107078, г.Москва, а/я 162*
5.11.	Контактные тел./факс	*(495) 933-42-21*
5.12.	Адрес электронной почты	*ork@ork-reestr.ru*

**Заместитель генерального директора –
директор по корпоративному управлению и
информационным технологиям** **А.В. Гриб**

М.П.

IV-3

Summary of the Corporate Issuer's security form (common shares, Open Joint Stock Company Stock Exchange "Russian Trading System")

May 2007

Sibirtelecom OJSC's (the "Issuer") securities are issued at Open Joint Stock Company Stock Exchange "Russian Trading System".

The Security form provides general information on the Issuer including name of the Issuer, legal address, state registration, OGRN, INN, bank details, charter capital, information about brunches and agencies, etc.

The security form includes information about issue of common inscribed book-entry shares. Aggregated amount of common shares – 12,011,401,829. Aggregated amount of issue is RUR 1,801,710,274.35. Nominal value of a share – RUR 0,15.

There is also general information about the Issuer's registrar – Joint Registration Company OJSC.

Full text of the Security form in Russian is enclosed herewith.

код, присвоенный Эмитенту
(заполняется Биржей)

код Заявителя на Бирже
(заполняется только профучастником)

АНКЕТА ценной бумаги

«__» мая 2007 г.

1. Общая информация

1.1.	Полное наименование Заявителя, указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.2.	Полное наименование эмитента, указанное в Уставе (на русском и английском языках)	***Открытое акционерное общество «Сибирьтелеком» Open Joint - Stock Company Sibirtelecom***
1.3.	Ответственное лицо Заявителя	***Директор департамента ценных бумаг ОАО «Сибирьтелеком»: Пирожков Сергей Михайлович***
1.4.	Контактные тел., адрес электронной почты Заявителя	***тел.: (383)2191-169, 2191-197 факс:(383) 2191-521, 2235-445 e-mail: pirozhkov@sibirtelecom.ru***

2. Основные параметры заявляемых ценных бумаг (акции)

2.1.1.	Сокращенное наименование эмитента, указанное в Уставе (на русском и английском языках)	***ОАО «Сибирьтелеком» OJSC Sibirtelecom***
2.1.2.	Вид, тип и форма выпуска ценной бумаги	***Акции обыкновенные именные бездокументарные***
2.1.3.	Номинальная стоимость ценой бумаги	***0,15 руб.***
2.1.4.	Количество заявленных ценных бумаг (по типам) и общий объем эмиссии	***Количество обыкновенных акций: 12 011 401 829 шт. Общий объем эмиссии: 1 801 710 274,35 руб.***
2.1.5.	Номер и дата государственной регистрации выпуска (выпусков) ценных бумаг, регистрирующий орган	***№1-04-00195-А от 25.07.2003г., ФКЦБ России***
2.1.6.	Дата регистрации/подачи отчета (отчетов)/уведомления об итогах выпуска ценных бумаг, регистрирующий орган	***Распоряжением ФКЦБ России от 25.07.2003г. №03-1565/р осуществлено объединение с 5 по 15 выпусков обыкновенных именных бездокументарных акций*** ***Отчет по итогам 5-го выпуска обыкновенных именных бездокументарных акций (государственный регистрационный номер №1-05-00195-А) зарегистрирован ФКЦБ России 26.10.2001г.*** ***Отчеты по итогам с 6 по 15 выпусков обыкновенных именных бездокументарных акций (государственные регистрационные номера №1-06-00195-А, 1-07-00195-А,1-08-00195-А, 1-09-00195-А,***

		1-10-00195-А, 1-11-00195-А, 1-12-00195-А, 1-13-00195-А, 1-14-00195-А, 1-15-00195-А) зарегистрированы ФКЦБ России 27.12.2002г.
2.1.7.	ISIN коды выпусков	*RU0009087456*

3. Информация об Эмитенте

3.1.	Свидетельство о гос. регистрации (о внесении записи в ЕГРЮЛ)	*Дата государственной регистрации эмитента: 30.05.1994г.* *Номер свидетельства о государственной регистрации:* *ГР 1161* *Орган, осуществивший государственную регистрацию: Новосибирская городская регистрационная палата* *Свидетельство о внесении записи в Единый государственный реестр юридических лиц: серия 54 №001572051 от 23.07.2002 г.* *Орган, осуществивший регистрацию: Инспекция МНС России по Железнодорожному району г. Новосибирска Новосибирской области* *ОГРН: 1025403189778*
3.2.	Количество акционеров	*17 005 (по состоянию на 01.05.2007 г.)*
3.3.	Максимальная доля голосующих акций, находящаяся во владении одного лица и его аффилированных лиц	*Доля обыкновенных именных акций ОАО «Сибирьтелеком», находящихся во владении одного лица и/или аффилированных лиц не превышает 75% от общего количества размещенных обыкновенных акций компании.* *Основной акционер - ОАО «Связьинвест»(50,67% обыкновенных акций компании).*
3.4.	Стоимость чистых активов/размер собственных средств	*13 058 260 тыс. руб. (по состоянию на 31.03.2007 г.)*
3.5.	Уставный капитал	*Размер уставного капитала: 2 387 973 276, 45 рублей* *Размер уставного капитала в акциях:* *15 919 821 843 шт., в том числе* *обыкновенных именных акций – 12 011 401 829 шт.* *привилегированных именных акций типа А – 3 908 420 014 шт.* *Номинальная стоимость акций – 0,15 рублей*
3.6.	Количество объявленных акций	*Объявленные акции:* *обыкновенные акции – 8 924 671 шт.* *привилегированные акции типа А – 2 980 586 шт.*
3.7.	Отраслевая принадлежность	*Связь* *Код ОКВЭД: 64.20*
3.8.	ИНН	*5407127828*
3.9.	Должность и ФИО руководителя	*Генеральный директор* *Исаев Александр Иванович*
3.10.	Юридический адрес	*г. Новосибирск, ул. М.Горького, 53*
3.11.	Почтовый адрес	*630099, г. Новосибирск, ул. М.Горького, 53*
3.12.	ФИО Председателя Совета директоров	*Чечельницкий Евгений Александрович*
3.13.	Должность и ФИО лиц,	*Директор департамента ценных бумаг*

	ответственных за фондовую деятельность (руководитель и/или специалист) с указанием контактных тел./факса и адреса эл. почты	***Пирожков Сергей Михайлович*** ***Тел.: (383) 2191-169*** ***Факс: (383) 2191-521*** ***E-mail: pirozhkov@sibirtelecom.ru*** ***Начальник отдела связей с инвесторами*** ***Шипицын Алексей Викторович*** ***Тел.: (383) 2191-197*** ***Факс: (383) 2191-521*** ***E-mail: shipitsin@sibirtelecom.ru***
3.14.	Количество и месторасположение филиалов и представительств, адреса, телефоны.	***ОАО «Сибирьтелеком» имеет следующие филиалы и представительство:*** ***1. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1; тел.: (38822) 2-45-71*** ***2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42; тел.: (3012) 21-39-55*** ***3. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул. Щетинкина, 20; тел.: (39022) 23-91-00*** ***4. Алтайский филиал, расположенный по адресу: 656049, г. Барнаул, ул. Интернациональная, 74; тел.: (3852) 35-35-30*** ***5. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102; тел.: (3912) 66-05-06*** ***6. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37; тел.: (3952) 242-240*** ***7. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61; тел.: (3842) 36-33-25*** ***8. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5; тел.: (383) 219-10-01*** ***9. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36; тел.: (3812) 23-32-40*** ***10. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а; тел.: (3822)522-494*** ***11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107; тел.: (3022) 350-000*** ***12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3, тел.: (495) 241-2601***
3.15.	Банковские реквизиты	***р/с № 40702810144070102945 в Сибирском банке Сбербанка России г.Новосибирск (Центральное ОСБ № 139);*** ***к/с 30101810500000000641;*** ***БИК 045004641***
3.16.	Контактные тел./факс	***тел.: (383)2191-169, 2191-197*** ***факс:(383)2191-521, 2235- 445***

3.17.	Адрес электронной почты	***office@sibirtelecom.ru***
3.18.	Адрес страницы в Internet	***http://www.sibirtelecom.ru***

4. Информация о выпусках ценных бумаг эмитента

4.1. Общее количество акций эмитента (в соответствии с действующим Уставом), из них:

	штук	рублей
обыкновенные	*12 011 401 829*	*1 801 710 274,35*
привилегированные	*3 908 420 014*	*586 263 002,10*
Итого (размер уставного капитала)	*15 919 821 843*	*2 387 973 276,45*

4.2. Общее количество зарегистрированных выпусков акций:

	Событие	Дата регистрации выпуска	Код регистрации	Количество акций в выпуске, шт.		Номинальная стоимость, руб.
				обыкновенных	привилег.	
1.	***Первый выпуск (при учреждении акционерного общества) (аннулирован)***	***08.06.1994г.***	***№51-1п-646***	***1 029 100***	***485 430 (тип А) 427 190 (тип Б)***	***100,00***
2.	***Второй выпуск (аннулирован)***	***10.07.1996г.***	***№51-1-1033***	***14 562 900***	***4 854 300***	***10 000,00***
3.	***Третий выпуск (аннулирован)***	***17.09.1997г.***	***№1-03-00195-А №2-03-00195-А***	***14 562 900***	***4 854 300***	***15,00***
4.	***Четвертый выпуск (аннулирован)***	***20.10.2000г.***	***№1-04-00195-А №2-04-00195-А***	***12 203 365***	***4 067 706***	***15,00***
5.	***Пятый выпуск***	***19.09.2001г.***	***№1-05-00195-А №2-05-00195-А***	***2 676 626 500***	***892 200 600***	***0,15***
6.	***Шестой выпуск***	***25.10.2002г.***	***№1-06-00195-А №2-06-00195-А***	***68 884 403***	***22 960 001***	***0,15***
7.	***Седьмой выпуск***	***25.10.2002г.***	***№1-07-00195-А №2-07-00195-А***	***325 847 296***	***108 614 440***	***0,15***
8.	***Восьмой выпуск***	***25.10.2002г.***	***№1-08-00195-А №2-08-00195-А***	***285 890 540***	***436 694 212***	***0,15***
9.	***Девятый выпуск***	***25.10.2002г.***	***№1-09-00195-А №2-09-00195-А***	***1 501 895 988***	***500 634 290***	***0,15***
10.	***Десятый выпуск***	***25.10.2002г.***	***№1-10-00195-А №2-10-00195-А***	***1 438 811 586***	***479 571 247***	***0,15***
11.	***Одиннадцатый выпуск***	***25.10.2002г.***	***№1-11-00195-А №2-11-00195-А***	***1 558 697 405***	***519 565 836***	***0,15***
12.	***Двенадцатый выпуск***	***25.10.2002г.***	***№1-12-00195-А №2-12-00195-А***	***1 147 147 521***	***382 385 698***	***0,15***
13.	***Тринадцатый выпуск***	***25.10.2002г.***	***№1-13-00195-А №2-13-00195-А***	***312 470 198***	***104 153 691***	***0,15***
14.	***Четырнадцатый выпуск***	***25.10.2002г.***	***№1-14-00195-А №2-14-00195-А***	***1 384 929 513***	***461 639 999***	***0,15***
15.	***Пятнадцатый выпуск***	***25.10.2002г.***	***№1-15-00195-А***	***1 310 200 879***	-	***0,15***
16.	***Объединение с 5 по 15 выпусков ценных бумаг****	***25.07.2003г.***	***№1-04-00195-А №2-04-00195-А***	***12 011 401 829***	***3 908 420 014***	***0,15***
Общее кол-во акций в обращении				***12 011 401 829***	***3 908 420 014***	***0,15***

**Распоряжением ФКЦБ России от 25 июля 2003 № 03-1565/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества «Сибирьтелеком», в результате которого:*

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком»:
1-05-00195-А от 19.09.2001; 1-06-00195-А от 25.10.2002; 1-07-00195-А от 25.10.2002;
1-08-00195-А от 25.10.2002; 1-09-00195-А от 25.10.2002; 1-10-00195-А от 25.10.2002;
1-11-00195-А от 25.10.2002; 1-12-00195-А от 25.10.2002; 1-13-00195-А от 25.10.2002;
1-14-00195-А от 25.10.2002; 1-15-00195-А от 25.10.2002.

Указанным выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 1-04-00195-А от 25 июля 2003 года.

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком»:
2-05-00195-А от 19.09.2001; 2-06-00195-А от 25.10.2002; 2-07-00195-А от 25.10.2002;
2-08-00195-А от 25.10.2002; 2-09-00195-А от 25.10.2002; 2-10-00195-А от 25.10.2002;
2-11-00195-А от 25.10.2002; 2-12-00195-А от 25.10.2002; 2-13-00195-А от 25.10.2002;
2-14-00195-А от 25.10.2002.

Указанным выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 2-04-00195-А от 25 июля 2003 года.

5. Информация о реестродержателе

5.1.	Полное и сокращенное наименования, указанные в Уставе	*Открытое акционерное общество «Объединенная регистрационная компания»; ОАО «ОРК»*
5.2.	Номер Лицензии, выданной лицензирующим органом	*10-000-1-00314 без ограничения срока действия*
5.3.	Должность и ФИО руководителя	*Генеральный директор – Толстохлебов Сергей Николаевич*
5.4.	Юридический адрес	*113095, г. Москва, ул. Пятницкая, д. 70*
5.5.	Реквизиты соглашения с эмитентом об обслуживании	*Договор на оказание услуг по ведению реестра владельцев ценных бумаг № 98 от 19.01.1998 г.*
5.6.	Банковские реквизиты реестродержателя	*р/с 40702810600000001034 в ОАО АКБ «Связь-Банк» к/с 30101810900000000848 БИК 044525848 ИНН 7705108630*
5.7.	Почтовый адрес	*107078, г.Москва, а/я 162*
5.8.	Контактные тел./факс	*(495) 933-42-21*
5.9.	Адрес электронной почты	*ork@ork-reestr.ru*

Заместитель генерального директора – директор по корпоративному управлению и информационным технологиям **А.В. Гриб**

М.П.

Summary of the Corporate Issuer's security form (preferred shares, Open Joint Stock Company Stock Exchange "Russian Trading System")

May 2007

Sibirtelecom OJSC's (the "Issuer") securities are issued at Open Joint Stock Company Stock Exchange "Russian Trading System".

The Security form provides general information on the Issuer including name of the Issuer, legal address, state registration, OGRN, INN, bank details, charter capital, information about brunches and agencies, etc.

The security form includes information about issue of preferred inscribed book-entry type A shares. Aggregated amount of preferred shares – 3,908,420,014. Aggregated amount of issue is RUR 586,263,002.1. Nominal value of a share – RUR 0,15.

There is also general information about the issuer's registrar – Joint Registration Company OJSC.

Full text of the Security form in Russian is enclosed herewith.

код, присвоенный Эмитенту
(заполняется Биржей)

код Заявителя на Бирже
(заполняется только профучастником)

АНКЕТА ценной бумаги

«__» мая 2007 г.

1. Общая информация

1.1.	Полное наименование Заявителя, указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.2.	Полное наименование эмитента, указанное в Уставе (на русском и английском языках)	***Открытое акционерное общество «Сибирьтелеком» Open Joint - Stock Company Sibirtelecom***
1.3.	Ответственное лицо Заявителя	***Директор департамента ценных бумаг ОАО «Сибирьтелеком»: Пирожков Сергей Михайлович***
1.4.	Контактные тел., адрес электронной почты Заявителя	***тел.: (383)2191-169, 2191-197 факс:(383) 2191-521, 2235-445 e-mail: pirozhkov@sibirtelecom.ru***

2. Основные параметры заявляемых ценных бумаг (акции)

2.1.1.	Сокращенное наименование эмитента, указанное в Уставе (на русском и английском языках)	***ОАО «Сибирьтелеком» OJSC Sibirtelecom***
2.1.2.	Вид, тип и форма выпуска ценной бумаги	***Акции привилегированные именные бездокументарные типа А***
2.1.3.	Номинальная стоимость ценой бумаги	***0,15 руб.***
2.1.4.	Количество заявленных ценных бумаг (по типам) и общий объем эмиссии	***Количество привилегированных акций: 3 908 420 014 шт. Общий объем эмиссии: 586 263 002,10 руб.***
2.1.5.	Номер и дата государственной регистрации выпуска (выпусков) ценных бумаг, регистрирующий орган	***№2-04-00195-А от 25.07.2003г., ФКЦБ России***
2.1.6.	Дата регистрации/подачи отчета (отчетов)/уведомления об итогах выпуска ценных бумаг, регистрирующий орган	***Распоряжением ФКЦБ России от 25.07.2003г. №03-1565/р осуществлено объединение с 5 по 14 выпусков привилегированных именных бездокументарных акций.*** ***Отчет по итогам 5-го выпуска привилегированных именных бездокументарных акций (государственный регистрационный номер №2-05-00195-А) зарегистрирован ФКЦБ России 26.10.2001г.*** ***Отчеты по итогам с 6 по 14 выпусков привилегированных именных бездокументарных акций (государственные регистрационные номера №2-06-00195-А, 2-07-00195-А, 2-08-00195-А, 2-09-00195-А, 2-10-00195-А,***

		2-11-00195-A, 2-12-00195-A, 2-13-00195-A, 2-14-00195-A) зарегистрированы ФКЦБ России 27.12.2002г.
2.1.7.	ISIN коды выпусков	*RU0009088280*

3. Информация об Эмитенте

3.1.	Свидетельство о гос. регистрации (о внесении записи в ЕГРЮЛ)	*Дата государственной регистрации эмитента: 30.05.1994г.* *Номер свидетельства о государственной регистрации:* *ГР 1161* *Орган, осуществивший государственную регистрацию: Новосибирская городская регистрационная палата* *Свидетельство о внесении записи в Единый государственный реестр юридических лиц: серия 54 №001572051 от 23.07.2002 г.* *Орган, осуществивший регистрацию: Инспекция МНС России по Железнодорожному району г. Новосибирска Новосибирской области* *ОГРН: 1025403189778*
3.2.	Количество акционеров	*17 005 (по состоянию на 01.05.2007 г.)*
3.3.	Максимальная доля голосующих акций, находящаяся во владении одного лица и его аффилированных лиц	*Доля обыкновенных именных акций ОАО «Сибирьтелеком», находящихся во владении одного лица и/или аффилированных лиц не превышает 75% от общего количества размещенных обыкновенных акций компании.* *Основной акционер - ОАО «Связьинвест»(50,67% обыкновенных акций компании).*
3.4.	Стоимость чистых активов/размер собственных средств	*13 058 260 тыс. руб. (по состоянию на 31.03.2007 г.)*
3.5.	Уставный капитал	*Размер уставного капитала: 2 387 973 276, 45 рублей* *Размер уставного капитала в акциях: 15 919 821 843 шт., в том числе* *обыкновенных именных акций – 12 011 401 829 шт.* *привилегированных именных акций типа А – 3 908 420 014 шт.* *Номинальная стоимость акций – 0,15 рублей*
3.6.	Количество объявленных акций	*Объявленные акции:* *обыкновенные акции – 8 924 671 шт.* *привилегированные акции типа А – 2 980 586 шт.*
3.7.	Отраслевая принадлежность	*Связь* *Код ОКВЭД: 64.20*
3.8.	ИНН	*5407127828*
3.9.	Должность и ФИО руководителя	*Генеральный директор* *Исаев Александр Иванович*
3.10.	Юридический адрес	*г. Новосибирск, ул. М.Горького, 53*
3.11.	Почтовый адрес	*630099, г. Новосибирск, ул. М.Горького, 53*
3.12.	ФИО Председателя Совета директоров	*Чечельницкий Евгений Александрович*
3.13.	Должность и ФИО лиц, ответственных за фондовую	*Директор департамента ценных бумаг* *Пирожков Сергей Михайлович*

	деятельность (руководитель и/или специалист) с указанием контактных тел./факса и адреса эл. почты	***Тел.: (383) 2191-169*** ***Факс: (383) 2191-521*** ***E-mail: pirozhkov@sibirtelecom.ru*** ***Начальник отдела связей с инвесторами*** ***Шипицын Алексей Викторович*** ***Тел.: (383) 2191-197*** ***Факс: (383) 2191-521*** ***E-mail: shipitsin@sibirtelecom.ru***
3.14.	Количество и месторасположение филиалов и представительств, адреса, телефоны.	***ОАО «Сибирьтелеком» имеет следующие филиалы и представительство:*** ***1. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1; тел.: (38822) 2-45-71*** ***2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42; тел.: (3012) 21-39-55*** ***3. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул. Щетинкина, 20; тел.: (39022) 23-91-00*** ***4. Алтайский филиал, расположенный по адресу: 656049, г. Барнаул, ул. Интернациональная, 74; тел.: (3852) 35-35-30*** ***5. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102; тел.: (3912) 66-05-06*** ***6. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37; тел.: (3952) 242-240*** ***7. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61; тел.: (3842) 36-33-25*** ***8. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5; тел.: (383) 219-10-01*** ***9. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36; тел.: (3812) 23-32-40*** ***10. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а; тел.: (3822)522-494*** ***11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107; тел.: (3022) 350-000*** ***12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3, тел.: (495) 241-2601***
3.15.	Банковские реквизиты	***р/с № 40702810144070102945 в Сибирском банке Сбербанка России г.Новосибирск (Центральное ОСБ № 139);*** ***к/с 30101810500000000641;*** ***БИК 045004641***
3.16.	Контактные тел./факс	***тел.: (383)2191-169, 2191-197*** ***факс:(383)2191-521, 2235- 445***
3.17.	Адрес электронной почты	***office@sibirtelecom.ru***

3.18.	Адрес страницы в Internet	***http://www.sibirtelecom.ru***

4. Информация о выпусках ценных бумаг эмитента

4.1. Общее количество акций эмитента (в соответствии с действующим Уставом), из них:

	штук	рублей
обыкновенные	***12 011 401 829***	***1 801 710 274,35***
привилегированные	***3 908 420 014***	***586 263 002,10***
Итого (размер уставного капитала)	***15 919 821 843***	***2 387 973 276,45***

4.2. Общее количество зарегистрированных выпусков акций:

	Событие	Дата регистрации выпуска	Код регистрации	Количество акций в выпуске, шт.		Номинальная стоимость, руб.
				обыкновенных	привилег.	
1.	***Первый выпуск (при учреждении акционерного общества) (аннулирован)***	***08.06.1994г.***	***№51-1п-646***	***1 029 100***	***485 430 (тип А) 427 190 (тип Б)***	***100,00***
2.	***Второй выпуск (аннулирован)***	***10.07.1996г.***	***№51-1-1033***	***14 562 900***	***4 854 300***	***10 000,00***
3.	***Третий выпуск (аннулирован)***	***17.09.1997г.***	***№1-03-00195-А №2-03-00195-А***	***14 562 900***	***4 854 300***	***15,00***
4.	***Четвертый выпуск (аннулирован)***	***20.10.2000г.***	***№1-04-00195-А №2-04-00195-А***	***12 203 365***	***4 067 706***	***15,00***
5.	***Пятый выпуск***	***19.09.2001г.***	***№1-05-00195-А №2-05-00195-А***	***2 676 626 500***	***892 200 600***	***0,15***
6.	***Шестой выпуск***	***25.10.2002г.***	***№1-06-00195-А №2-06-00195-А***	***68 884 403***	***22 960 001***	***0,15***
7.	***Седьмой выпуск***	***25.10.2002г.***	***№1-07-00195-А №2-07-00195-А***	***325 847 296***	***108 614 440***	***0,15***
8.	***Восьмой выпуск***	***25.10.2002г.***	***№1-08-00195-А №2-08-00195-А***	***285 890 540***	***436 694 212***	***0,15***
9.	***Девятый выпуск***	***25.10.2002г.***	***№1-09-00195-А №2-09-00195-А***	***1 501 895 988***	***500 634 290***	***0,15***
10.	***Десятый выпуск***	***25.10.2002г.***	***№1-10-00195-А №2-10-00195-А***	***1 438 811 586***	***479 571 247***	***0,15***
11.	***Одиннадцатый выпуск***	***25.10.2002г.***	***№1-11-00195-А №2-11-00195-А***	***1 558 697 405***	***519 565 836***	***0,15***
12.	***Двенадцатый выпуск***	***25.10.2002г.***	***№1-12-00195-А №2-12-00195-А***	***1 147 147 521***	***382 385 698***	***0,15***
13.	***Тринадцатый выпуск***	***25.10.2002г.***	***№1-13-00195-А №2-13-00195-А***	***312 470 198***	***104 153 691***	***0,15***
14.	***Четырнадцатый выпуск***	***25.10.2002г.***	***№1-14-00195-А №2-14-00195-А***	***1 384 929 513***	***461 639 999***	***0,15***
15.	***Пятнадцатый выпуск***	***25.10.2002г.***	***№1-15-00195-А***	***1 310 200 879***	-	***0,15***
16.	***Объединение с 5 по 15 выпусков ценных бумаг****	***25.07.2003г.***	***№1-04-00195-А №2-04-00195-А***	***12 011 401 829***	***3 908 420 014***	***0,15***
Общее кол-во акций в обращении				***12 011 401 829***	***3 908 420 014***	***0,15***

Распоряжением ФКЦБ России от 25 июля 2003 № 03-1565/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества «Сибирьтелеком», в результате которого:

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком»:
1-05-00195-А от 19.09.2001; 1-06-00195-А от 25.10.2002; 1-07-00195-А от 25.10.2002; 1-08-00195-А от 25.10.2002; 1-09-00195-А от 25.10.2002; 1-10-00195-А от 25.10.2002; 1-11-00195-А от 25.10.2002; 1-12-00195-А от 25.10.2002; 1-13-00195-А от 25.10.2002; 1-14-00195-А от 25.10.2002; 1-15-00195-А от 25.10.2002.
Указанным выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 1-04-00195-А от 25 июля 2003 года.

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком»:
2-05-00195-А от 19.09.2001; 2-06-00195-А от 25.10.2002; 2-07-00195-А от 25.10.2002; 2-08-00195-А от 25.10.2002; 2-09-00195-А от 25.10.2002; 2-10-00195-А от 25.10.2002; 2-11-00195-А от 25.10.2002; 2-12-00195-А от 25.10.2002; 2-13-00195-А от 25.10.2002; 2-14-00195-А от 25.10.2002.
Указанным выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 2-04-00195-А от 25 июля 2003 года.

5. Информация о реестродержателе

5.1.	Полное и сокращенное наименования, указанные в Уставе	***Открытое акционерное общество «Объединенная регистрационная компания»; ОАО «ОРК»***
5.2.	Номер Лицензии, выданной лицензирующим органом	***10-000-1-00314 без ограничения срока действия***
5.3.	Должность и ФИО руководителя	***Генеральный директор – Толстохлебов Сергей Николаевич***
5.4.	Юридический адрес	***113095, г. Москва, ул. Пятницкая, д. 70***
5.5.	Реквизиты соглашения с эмитентом об обслуживании	***Договор на оказание услуг по ведению реестра владельцев ценных бумаг № 98 от 19.01.1998 г.***
5.6.	Банковские реквизиты реестродержателя	***р/с 40702810600000001034 в ОАО АКБ «Связь-Банк» к/с 30101810900000000848 БИК 044525848 ИНН 7705108630***
5.7.	Почтовый адрес	***107078, г.Москва, а/я 162***
5.8.	Контактные тел./факс	***(495) 933-42-21***
5.9.	Адрес электронной почты	***ork@ork-reestr.ru***

Заместитель генерального директора – директор по корпоративному управлению и информационным технологиям **А.В. Гриб**

М.П.

V-1

Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC
on May 8, 2007
(the "Amendments")
Code of the Issuer – 00195 A

The Amendments contain detailed information on the changes that took place in the list of Sibirtelecom OJSC affiliated persons from April 12, 2007 till May 03, 2007.

(Original full document in Russian is enclosed herewith)

Изменения в списке аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента 0 0 1 9 5 - A

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www.sibirtelecom.ru**

И.о. генерального директора
ОАО «Сибирьтелеком» И.В. Дадыкин

08.05.2007 г.

М.П.

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

II. Изменения, произошедшие в списке аффилированных лиц, за период с 12.04.2007 по 03.05.2007

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	22.01.2007	03.05.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ПЕТЕРБУРГ ТРАНЗИТ ТЕЛЕКОМ» («П.Т.Т.»)	191186, г.Санкт-Петербург, ул. Б.Морская, д.22	Акционерное общество входит в одну группу лиц с данным юридическим лицом	22.01.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
2	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	25.01.2007	03.05.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «САХАТЕЛЕКОМ»	677000, г.Якутск, ул. Курашова, 22	Акционерное общество входит в одну группу лиц с данным юридическим лицом	25.01.2007	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
3	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц	22.03.2007	03.05.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕКОМСИТИ»	103091, г. Москва, ул. Делегатская, д. 5	Акционерное общество входит в одну группу лиц с данным юридическим лицом	22.03.2007	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
4	Изменен адрес местонахождения аффилированного лица	03.05.2007	03.05.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМ-СТРОЙ»	153017 г.Иваново, 2-ой Минский пер., д.6	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМ-СТРОЙ»	153521, г.Иваново, ул.3-я Балинская, д.9А	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-

VI-1

Balance sheet

			CODES
		OKUD Form No. 01	0710001
for	December 31, 2006	Date (year, month, day)	31/12/2006
Organization:	Sibirtelecom MRK OJSC	OKPO code	01158832
Taxpayer's identification number	5407127828	INN	5407127828
Business:	Telecommunication services	OKVED code	64.20
Corporate structure / ownership structure:	OJSC	OKOPF/OKFS code	47/16
Quantity unit:	ths. rub.	OKEI code	384
Address:	630099, Novosibirsk, M.Gorky str., 53		
		Approval date	
		Submission/filing date)	30.03.2007

[OKUD stands for the General Classification of Administrative Documents;
OKPO stands for the General Classification of Enterprises and Organizations;
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities;
OKOPF stands for the General Classification of Corporate Structures;
OKFS stands for the General Classification of Ownership Statuses;
OKEI stands for the General Classification of Quantity Units]

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	748	858
Fixed assets		120	120	20 205 221	22 433 227
Capital outlays		130	130	826 056	1 316 878
Income-bearing lease investments		135	135		
Long-term financial investments		140	**140**	1 016 371	1 111 572
including: investments in subsidiaries			141	731 257	837 774
investments in dependent companies			142	4 546	2 553
investments in other companies			143	67 307	60 974

other long-term financial investments			144	213 261	210 271
Deferred tax assets		145	145	279 626	516 443
Other non-current assets		150	150	1 978 829	2 821 611
Total for Section I		190	**190**	24 306 851	28 200 589

1	1a	2	2a	3	4
II.CURRENT ASSETS Inventories		210	**210**	634 868	638 821
including: raw and other materials, and other similar inventories		211	211	463 026	462 733
work in process / distribution costs		213	213	134	91
finished products and goods for reselling		214	214	29 922	24 984
goods shipped		215	215	30	1 821
deferred expenses		216	216	141 742	149 178
other inventories and expenses		217	217	14	14
Value-added tax on acquired inventories		220	220	1 482 746	513 171
Accounts receivable (payment expected more than 12 months after the balance sheet date)		230	**230**	109 671	91 183
including: due from buyers and customers		231	231	24 664	2 954
prepaid expenses			232		
receivables from other debtors			233	85 007	88 229
Accounts receivable ((payment expected within 12 months after the accounting date)		240	**240**	2 208 349	2 845 280
including: due from buyers and customers		241	241	1 789 159	2 015 256
prepaid expenses			242	118 854	312 266
receivables from other debtors			243	300 336	517 758
Short-term financial investment		250	250	5 090	118 390
Monetary assets		260	260	399 688	397 948
Other current assets		270	270	878	1 202
Total for Section II		290	**290**	4 841 290	4 605 995
GRAND TOTAL (line 190 + line 290)		300	**300**	29 148 141	32 806 584

1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS					
Charter capital		410	410	2 387 973	2 387 973
Additional capital		420	420	1 874 566	1 804 986
Reserve capital		430	430	119 399	119 399
Treasury shares repurchased from shareholders		411	440		
Past retained profits / uncovered losses		470	460	6 701 484	6 536 092
Retained profits / uncovered losses for the accounting year		470	470	X	1 254 318
Total for Section III		490	**490**	11 083 422	12 102 768
IV. FIXED LIABILITIES					
Loans and credits		510	**510**	8 652 724	10 027 367
including:					
loans			511	1 651 419	3 027 367
credits			512	7 001 305	7 000 000
Deferred tax liabilities		515	515	489 654	710 860
Other fixed liabilities		520	520	930 834	377 223
Total for Section IV		590	**590**	10 073 212	11 115 450
V. CURRENT LIABILITIES					
Loans и credits		610	**610**	3 268 101	3 834 529
including:					
loans			611	1 116 181	1 598 037
credits			612	2 151 920	2 236 492
Accounts payable		620	**620**	3 621 610	3 907 051
including:					
owing to suppliers and contractors		621	621	2 033 143	2 728 398
precollected revenue		625	622	385 837	479 627
compensation owed to employees		622	623	147 932	127 481
owing to government extra-budgetary funds		623	624	75 145	99 112
taxes and levies owing		624	625	413 261	148 731
owing to other creditors		625	626	566 292	323 702
Outstanding revenue distributions due to participants (founders)		630	630	36 915	23 489
Deferred revenue		640	640	114 424	104 182
Provisions for future expenses		650	650	950 457	1 667 425
Other current liabilities		660	660		51 690
Total for Section V		690	**690**	7 991 507	9 588 366
GRAND TOTAL (line 490 + line 590 + line 690)		700	**700**	29 148 141	32 806 584

Assets recorded on below-line accounts

Filing entry	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Fixed assets taken on lease		910	901	993 839	1 339 129
including: those obtained by way of leasing		911	911	619 203	473 546
Inventories accepted for custody		920	902	49 124	91 134
Goods accepted for sale on a commission basis		930	903	16 434	8 930
Dues from insolvent debtors written off as losses		940	904	592 741	659 995
Collateral received to secure obligations and payments		950	905	18 696	11 157
Collateral provided to secure obligations and payments		960	906	3 412 709	4 605 877
Wear of housing stock		970	907	3 843	3 143
Wear of landscaping facilities and other like amenities		980	908		
Payments for communications services			909	133 659	176 677

Net asset value statement

Filing entry	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets			1000	11 197 846	12 206 950

Chief Executive Officer ____________ **Dadikin I.V.** **Chief Accountant** ________ **Hvochinskaya G.I.**

(Signature) (Signature transcript) (Signature) (Signature transcript)

May 5, 2007

VI-2

PROFIT AND LOSS STATEMENT

			CODES
		OKUD Form No. 02	0710002
for	2006	Date (year, month, day)	2006.12.31
Organization:	OJSC Sibirtelecom (MRK)	OKPO code	01158832
Taxpayer's identification number	5407127828	INN	5407127828
Business:	Telecommunication services	OKVED code	64.20
Corporate structure / ownership structure:	OJSC	OKOPF/OKFS code C	47/16
Quantity unit:	ths. rub.	OKEI code	384

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenditure for regular business operations					
(Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and other similar obligatory deductions)		010	010	22 941 812	21 906 693
including: proceeds from the sale of communications services			011	21 620 210	21 455 961
Costs of goods, products, works, and services sold		020	020	(19 532 886)	(18 883 058)
including: costs of communications services			021	(18 784 447)	(18 635 235)
Profits / losses from sales (line 010 - line 020)		050	**050**	3 408 926	3 023 635
II. OPERATING REVENUE AND EXPENDITURE					
Interest revenue due		060	060	31 713	53 730
Interest expense payable		070	070	(1 158 654)	(1 071 352)
Revenue from equity participation in other organizations		080	080	373 163	145 706
Other operating revenue		090	090	1 133 529	674 014
Other operating expenditure		100	100	(1 941 547)	(1 559 113)
III. NON-OPERATING REVENUE AND EXPENDITURE					
Non-operating revenue		140	**140**	1 847 130	1 266 620
Non-operating expenditure			**150**	(592 812)	(560 067)

Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100 + line 120 - line 130)		142	151	(221 206)	(55 058)
Profit tax (line -151+/- line 152 +/- line 153), including:		141	152	236 817	25 086
deferred tax liabilities		150	153	(608 423)	(530 095)
deferred tax assets		190	**190**	1 254 318	706 553
Profit tax for the accounting period			201	(443 311)	(303 989)
Profits / losses from regular business operations (line 140 - line 150)		200	202	(312 754)	(361 491)
IV. EXTRAORDINARY REVENUE AND EXPENDITURE					
Extraordinary revenue		200	203	163 253	105 413

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
Base profits / losses per share			301	0,00091	0,00005
Diluted profits / losses per share			302		

*** To be completed in annual financial statements**

Breakdown of individual categories of profits and losses

Filing entry	Indicator code	Line code	For the accounting period		The corresponding period of the preceding year	
			profits	losses		
1	1a	2	3	4	5	6
Fines, late charges. and penalties acknowledged or which are to be recovered under judgments issued by courts of general jurisdiction or courts of state arbitration		401	5 107	(1 251)	6 223	(860)
Past profits / losses		402	86 700	(147 882)	173 221	(164 699)
Compensation for losses caused by the non-performance or improper performance of obligations		403	11 032	(739)	6 162	(863)
1	1a	2	3	4	5	6
Exchange rate differentials in transactions executed in foreign currency		404	11 728	(2 880)	11 412	(5 383)
Deductions towards assessed reserves		405	345 900	(95 675)	254 427	(121 697)

Receivables and payables forgiveness		406	77 569	(22 907)	15 681	(22 709)

Chief Executive Officer ____________ **Dadikin I.V.** **Chief Accountant** _______

(Signature) (Signature transcript) (Signature)

May 5, 2007

VI-3

CAPITAL FLOW STATEMENT

RECEIVED

			CODES
		OKUD Form No. 03	0710003
for	2006	Date (year, month, day)	2006.12.31
Organization:	OJSC Sibirtelecom (MRK)	OKPO code	01158832
Taxpayer's identification number	5407127828	INN	5407127828
Business:	Telecommunication services	OKVED code	64.20
Corporate structure / ownership structure:	OJSC	OKOPF/OKFS code C	47/16
Quantity unit:	ths. rub.	OKEI code	384

1. Capital flows

Filing entry	Indi-cator code	Line code	Charter capital	Additional capital	Reserve capital	Retained profits / uncovered losses	Total
1	1a	2	3	4	5	6	7
Balance as at December 31, 2004		100	2 387 973	1 966 411	119 399	6 029 900	10 503 683
2005							
Changes to accounting policy		101	X	X	X	121 136	121 136
Fixed asset revaluation gains / losses		102	X		X		
Other		103	X		X		
Balance as at January 1, 2005		104	2 387 973	1 966 411	119 399	6 151 036	10 624 819
Changes to capital headings		200		(91 845)		552 022	460 177
Foreign currency translation gains / losses		201	X		X	X	
Net profits / losses for the accounting year		202	X	X	X	708 127	708 127
Dividends		203	X	X	X	(217 559)	(217 559)
Deductions towards contingency funds		204	X	X			
Additional share offering at the expense of the company's own sources		205			X		
Increase in the nominal value of shares		206			X		
Capital flows upon the retirement of fixed assets		207	X	(83 594)	X	83 594	
Other		208		(8 251)		(22 140)	(30 391)
Capital gains through:		210					
additional share offering at shareholder expense		211			X	X	

company restructuring		212					
Other		213					
Capital losses through:		**220**					
decrease in the number of shares		221		X	X		
decrease in the nominal value of shares		222		X	X	X	
company restructuring		223					
Other		224					
Balance as at December 31, 2005		**300**	2 387 973	1 874 566	119 399	6 703 058	11 084 996
2006							
Changes to accounting policy		301	X	X	X	(1 574)	(1 574)
Fixed asset revaluation gains / losses		302	X		X		
Other		303	X		X		
Balance as at January 1, 2006	100	**304**	2 387 973	1 874 566	119 399	6 701 484	11 083 422
Changes to capital headings		**400**		(69 580)		1 088 926	1 019 346
Foreign currency translation gains / losses		401	X		X	X	
Net profits / losses for the accounting year		402	X	X	X	1 254 318	1 254 318
Dividends		403	X	X	X	(234 972)	(234 972)
Deductions towards contingency funds	110	404	X	X			
Additional share offering at the expense of the company's own sources	121	405			X		
Increase in the nominal value of shares	122	406			X		
Capital flows upon the retirement of fixed assets		407	X	(69 580)	X	69 580	
Other		408					
Capital gains through:		**410**					
additional share offering at shareholder expense	121	411			X	X	
Company restructuring	123	412					
Other		413					
Capital losses through:		**420**					
decrease in the number of shares	132	421		X	X		
decrease in the nominal value of shares	131	422		X	X	X	
company restructuring	**1a**	**2**	**3**	**4**	**5**	**6**	**7**

Other	133	423					
Balance as at December 31, 2006		424					
2006 Changes to accounting policy	140	500	2 387 973	1 804 986	119 399	7 790 410	12 102 768

2.Provisions

Filing entry	Indicator code	Line code	Balance at year open	Received	Spent/ restored	Balance at year open
1	1a	2	3	4	5	6
Provisions made under legislation: Contingency fund data for 2004		601	119 399			119 399
data for 2005		602	119 399			119 399
Provisions made under constituent documents: Employee stock option plan data for 2004		603				
data for 2005		604				
Assessed reserves: Provisions for doubtful debts data for 2004		605	974 785	121 670	(345 423)	751 032
data for 2005		606	751 032	82 693	(416 335)	417 390
		607	3 154	27	(13)	3 168
Financial investment depreciation provisions data for 2004		608	3 168			3 168
data for 2005		609				
Inventory depreciation provisions data for 2004		610		12 982		12 982
data for 2005		611	476 148	911 169	(436 860)	950 457
Provisions for future expenses: data for 2004		612	950 457	1 643 784	(926 816)	1 667 425
data for 2005		613				
Provisions for contingent obligations data for 2004		614		51 690		51 690

Chief Executive Officer ____________
Dadikin I.V.

(Signature) (Signature transcript)

Chief Accountant _______
(Signature)

May 5, 2007

VI-4

CASH FLOW STATEMENT

			CODES
		OKUD Form No. 04	0710004
for	2006	Date (year, month, day)	2006.12.31
Organization:	OJSC Sibirtelecom (MRK)	OCPO Code	01158832
Taxpayer's identification number	5407127828	INN	5407127828
Business:	Telecommunication services	OKVED code	64.20
Corporate structure / ownership status:	OJSC	OKOPF/OKFS code	47/16
Quantity unit:	ths. rub.	OKEI code	384

Filing entry	Indicator code	Line code	For the accounting year	For the corresponding period of the previous year
1	1a	2	3	4
CASH BALANCE AS OF THE BEGINNING OF THE ACCOUNTING YEAR		010	399 688	254 421
CURRENT OPERATIONS **Cash receipts from current operations**		020	31 244 816	28 051 352
Receipts from buyers and customers		021	24 604 344	24 430 763
other revenue		022	4 919 081	3 402 630
Cash allocations:		023	1 721 391	217 959
to pay for goods, works, services, raw materials, and other current assets purchased		030	(26 167 174)	(23 775 540)
to pay employees	150	031	(7 173 121)	(7 122 593)
to pay interest	160	032	(6 169 851)	(5 554 206)
to pay taxes and levies	170	033	(1 221 720)	(995 928)
to cover other expenses	180	034	(5 689 065)	(5 195 896)
Net cash results of current operations		035	(4 467 229)	(3 364 474)
INVESTMENTS **Cash receipts from investments**		036	(1 446 188)	(1 542 443)
proceeds from the sale of fixed assets and other non-current assets		040	5 077 642	4 275 812
proceeds from the redemption and sale of securities and from the sale of ownership interests, equities, and other financial acquisitions		050	1 246 779	4 209 206

dividends and other revenue from equity participation in other companies	210	051	40 000	35 725
interest receipts	220	052	815 866	3 978 652
receipts from the repayment of loans provided to other companies	230	053	373 163	141 388
other revenue from investments	240	054	14 596	34 686
Cash allocations:	250	055	300	300
to purchase and create fixed assets and other non-current assets		056	2 854	18 455
to buy shares, ownership interests, and equities		**060**	(7 610 398)	(11 236 119)
to buy debt securities and make other financial acquisitions	290	061	(6 755 105)	(7 362 372)
to provide loans to other companies	280	062	(152 192)	(13 154)
to cover other investment expenditure	300	063	(703 101)	(3 853 397)
Net cash results of investments	310	064		(600)
FINANCIAL OPERATIONS Cash receipts from financial operations		065		(6 596)
loans and credits obtained	**340**	**070**	(6 363 619)	(7 026 913)
other revenue from financial operations		**080**	6 196 018	8 100 002
Cash allocations:		081	6 184 524	8 090 248
to repay loans and credits (net of interest)		082	11 494	9 754
to discharge financial leasing obligations		**090**	(4 911 781)	(5 203 634)
to pay dividends		091	(4 043 112)	(4 217 570)
to cover other financial operations expenditure		092	(645 689)	(763 296)
Net cash results of financial operations	170	093	(222 980)	(222 768)
Net cash gain / loss		094		
CASH BALANCE AS AT THE END OF THE ACCOUNTING PERIOD		**100**	1 284 237	2 896 368
Impact of exchange rate differentials		**110**	(1 740)	145 267
CASH BALANCE AS OF THE BEGINNING OF THE ACCOUNTING YEAR		**120**	397 948	399 688
CURRENT OPERATIONS Cash receipts from current operations		130		

VI-5

Chief Executive Officer __________ Dadikin I.V. Chief Accountant _______

(Signature) (Signature transcript) (Signature)

May 5, 2007 May 5, 2007

ANNEX TO THE BALANCE SHEET

	CODES
OKUD Form No. 5	0710005
Date (year, month, day)	2006.12.31
OKPO code	01158832
INN	5407127828
OKVED code	64.20
OKOPF/OKFS code	47/16
OKEI code	384

As at December 31, 2006

Organization: OJSC Sibirtelecom (MRK)

Taxpayer's identification number 5407127828

Business: Telecommunication service

Corporate structure / ownership structure: OJSC

Quantity unit: ths. rub.

1. Intangible assets

Filing entry	Indicator code	Line code	At accounting year open	Received	Retired	At accounting year close
1	1a	2	3	4	5	6
Intellectual property (exclusive rights in IP assets)	010	**101**	942	129		1 071
including: patent rights in inventions, industrial designs, and utility models	011	102				
rights in computer programs and databases	012	103	879	70		949
rights in trademarks, services marks, and appellations of origin	014	104	63			63
miscellaneous rights	015	105		59		59
Other	040	106				
Total		**110**	942	129		1 071

Filing entry	Indicator code	Line code	At accounting year open	At accounting year close
1	1a	2	3	4
Depreciation of intangible assets, total	050	**120**	194	213
including: y patent rights in inventions, industrial designs, and utility models		121		
rights in computer programs and databases		122	177	177
rights in trademarks, services marks, and appellations of origin		123	17	23
other rights		124		13

2. Fixed assets

Filing entry	Indicator code	Line code	At accounting year open	Received	Retired	At accounting year close
1	1a	2	3	4	5	6
Buildings		201	2 713 495	192 645	(17 632)	2 888 508
Structures and conveyance facilities		202	10 083 227	1 828 573	(147 450)	11 764 350
Machinery and equipment		203	17 008 520	2 774 548	(356 647)	19 426 421
Motor vehicles		204	383 359	47 760	(15 308)	415 811
Computer hardware and office equipment		205	1 441 585	704 451	(32 601)	2 113 435
Housing		206	39 577	2 848	(12 390)	30 035
Land plots and natural assets		207	7 405	1 362	(47)	8 720
Other fixed assets		208	558 370	165 811	(16 974)	707 207
Total		**210**	32 235 538	5 717 998	(599 049)	37 354 487

Filing entry	Indicator code	Line code	At accounting year open	At accounting year close
1	1a	2	3	4
Depreciation of fixed assets, total	140	**220**	12 030 317	14 921 260
including: buildings		221	592 055	637 871
structures and conveyance facilities		222	3 494 081	3 977 576
machinery and equipment		223	6 606 916	8 391 804
motor vehicles		224	235 773	272 530
computer hardware and office equipment		225	714 235	1 195 044
other fixed assets		226	387 257	446 435
Fixed assets from line 210 leased out, total		**230**	184 929	537 697
including: buildings		231	160 046	519 685
structures and conveyance facilities		232	11 706	7 542
machinery and equipment		233	4 920	3 265
motor vehicles		234	2 530	1 882
other fixed assets		235	5 727	5 323
Fixed assets from line 210 in mothballs, total		240	25 805	24 393

MEMORANDUM	Indicator code	Line code	At accounting year open	At accounting year close
1	1a	2	3	4
Fixed asset revaluation results:		**250**		X
initial / replacement value	171	251		X
depreciation	172	252		X
Fixed assets obtained on lease, total		**260**	993 839	1 339 129
including: buildings		261	290 945	345 834
structures and conveyance facilities		262	68 551	176 828
machinery and equipment		263	560 464	531 340
motor vehicles		264	4 601	3 597
other fixed assets		265	69 278	281 530
Real property in operation after being included among fixed assets prior to the registration of title		270	2 374 181	2 277 998

3. Income-bearing lease investments

Filing entry	Indicator code	Line code	At accounting year open	Received	Retired	At accounting year close
Assets for financial leasing		301				
Assets for rentals		302				
Other		303				
Total		**310**				

Filing entry	Indicator code	Line code	At accounting year open	At accounting year close
1	1a	2	3	4
Depreciation of income-bearing lease investments		311		

4. Research, development, experimental design, and technological project costs

Works	Indicator code	Line code	At accounting year open	Received	Written off	At accounting year close
1	1a	2	3	4	5	6
Completed R&D projects having yielded results which are used to meet the company's production or management needs	310	400				

MEMORANDUM	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	3	4
Costs of research, development, experimental design, and technological projects still in progress	320	401		

MEMORANDUM	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	3	4
Сумма расходов отнесенных на расходы по обычным видам деятельности		402		
Сумма не давших положительных результатов расходов по научно-исследовательским, опытно-констукторским и технологическим работам, отнесенных на прочие расходы		403		

5. Financial investments

Filing entry	Indicator code	Line code	Long-term investments		Short-term investments	
			At accounting year open	At accounting period close		
1	1a	2	3	4	5	6
Capital contributions to other companies, total	510	501	803 110	901 301		
1	1a	2	3	4	5	6
including: subsidiary and dependent business companies	511	502	735 803	840 327		
Bonds issued by state- and municipally owned enterprises and other companies	515	503				
Bills and notes	520	504	3 261	271	3 080	3 347
Loans provided	525	505	210 000	210 000	300	
Deposits	530	506				
Other	535	507			1 710	115 043
Total	540	**510**	1 016 371	1 111 572	5 090	118 390
Financial-investment inputs having a current market value: Capital contributions to other companies' charter capital, total	550	511	47 039			114 478
including: subsidiary and dependent business companies	551	512				
Bonds issued by state- and municipally owned enterprises and other companies	555	513				
Bills and notes	560	514				
Other	565	515				
Total	570	**520**	47 039			114 478
MEMORANDUM Adjusted valuation for financial-investment inputs having a current market value	580	521	29 922			67 439

6. Regular operations expenditure / breakdown of costs

Filing entry	Indicator code	Line code	For the accounting year	For the preceding year
Tangible costs	710	601	(4 277 872)	(5 645 847)
Employee compensation	720	602	(7 604 050)	(6 615 787)
Deductions to meet social needs	730	603	(1 788 201)	(1 564 821)
Depreciation	740	604	(2 928 082)	(2 512 946)
Other costs	750	605	(2 934 681)	(2 543 657)
total costs	760	**610**	(19 532 886)	(18 883 058)
Balance flows (gain [+], decrease [-]): work in progress	765	621	43	9
deferred expenses	766	622	7 436	(58 498)

7. Collateral

Filing entry	Indicator code	Line code	At accounting year open	At accounting period close
Collateral received, total		**710**	18 696	11 157
including: bank guarantees		711		
third party sureties		712	16 320	2 700
bills and notes		713	36	
assets on pledge		**714**	2 340	8 457
including: fixed assets		715		
securities and other financial investments		716		
miscellaneous assets		717	2 340	8 457
other		718		
Collateral provided, total		**720**	3 412 709	4 605 877
including: third party sureties		721	1 217 135	868 879
bills and notes		722		
assets on pledge		**723**	2 195 574	3 736 998
including: fixed assets		724	2 195 574	3 733 752
securities and other financial investments		725		3 246
miscellaneous assets		726		
Other		727		

8. Government aid

Filing entry	Indicator code	Line code	For the accounting year	For the corresponding period in the previous year
1	1a	2	3	4
Government budget allocations received in the accounting year, total	910	**810**	5 815	2 854
including: Funds to finance capital outlays		811	5 800	2 854
Funds to cover current expenses		812	15	

Filing entry	Indicator code	Line code	At accounting year open	Received in the accounting period	Repaid in the accounting period	At accounting period close
1	1a	2	3	4	5	6
Government budget loans, total	920	**820**	233 237	5 067	(237 154)	1 150
Funds to finance capital outlays		821	233 237	5 067	(237 154)	1 150
Funds to cover current expenses		822				

Chief Executive Officer __________ **Dadikin I.V.** **Chief Accountant** __________

(Signature) (Signature transcript) (Signature)

May 5, 2007

Balance sheet

			CODES
		OKUD Form No. 01	0710001
for	Q1 2007	Date (year, month, day)	2007.03.31
Organization:	**Sibirtelecom MRK OJSC**	OKPO code	01158832
Taxpayer's identification number	**5407127828**	INN	5407127828
Business:	**Telecommunication services**	OKVED code	64.20
Corporate structure / ownership structure:	**OJSC**	OKOPF/OKFS code	47/16
Quantity unit:	**ths. rub.**	OKEI code	384
Address:	630099, Novosibirsk, M.Gorky str., 53		
		Approval date	
		Submission/filing date)	

[OKUD stands for the General Classification of Administrative Documents;
OKPO stands for the General Classification of Enterprises and Organizations;
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities;
OKOPF stands for the General Classification of Corporate Structures;
OKFS stands for the General Classification of Ownership Statuses;
OKEI stands for the General Classification of Quantity Units]

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	858	835
Fixed assets		120	120	22 433 227	22 110 704
Capital outlays		130	130	1 316 878	1 143 876
Income-bearing lease investments		135	135		
Long-term financial investments		140	140	1 111 572	1 111 326

including:					
investments in subsidiaries			141	837 774	837 774
investments in dependent companies			142	2 553	2 553
investments in other companies			143	60 974	60 974
other long-term financial investments			144	210 271	210 025
Deferred tax assets		145	145	482 172	281 710
Other non-current assets		150	150	2 821 611	3 009 919
Total for Section I		190	**190**	28 166 318	27 658 370

1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventories		210	**210**	638 821	627 758
including:					
raw and other materials, and other similar inventories		211	211	462 733	490 848
work in process / distribution costs		213	213	91	545
finished products and goods for reselling		214	214	24 984	20 747
goods shipped		215	215	1 821	1 366
deferred expenses		216	216	149 178	114 238
other inventories and expenses		217	217	14	14
Value-added tax on acquired inventories		220	220	513 171	372 819
Accounts receivable (payment expected more than 12 months after the balance sheet date)		230	**230**	91 183	90 010
including:					
due from buyers and customers		231	231	2 954	3 236
prepaid expenses			232		
receivables from other debtors			233	88 229	86 774
Accounts receivable ((payment expected within 12 months after the accounting date)		240	**240**	2 988 075	3 596 996
including:					
due from buyers and customers		241	241	2 183 754	2 752 685
prepaid expenses			242	312 266	346 318
receivables from other debtors			243	492 055	497 993
Short-term financial investment		250	250	118 390	121 345

Monetary assets		260	260	397 948	942 702
Other current assets		270	270	1 202	1 653
Total for Section II		290	**290**	4 748 790	5 753 283
GRAND TOTAL (line 190 + line 290)		300	**300**	32 915 108	33 411 653

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS					
Charter capital		410	410	2 387 973	2 387 973
Additional capital		420	420	1 804 986	1 782 140
Reserve capital		430	430	119 399	119 399
Treasury shares repurchased from shareholders		411	440		
Past retained profits / uncovered losses		470	460	7 898 934	7 921 780
Retained profits / uncovered losses for the accounting year		470	470	X	746 245
Total for Section III		490	**490**	12 211 292	12 957 537
IV. FIXED LIABILITIES					
Loans and credits		510	**510**	10 027 367	11 324 257
including:					
loans			511	3 027 367	4 324 257
credits			512	7 000 000	7 000 000
Deferred tax liabilities		515	515	710 860	711 882
Other fixed liabilities		520	520	377 223	273 762
Total for Section IV		590	**590**	11 115 450	12 309 901
V. CURRENT LIABILITIES					
Loans и credits		610	**610**	3 834 529	3 846 872
including:					
loans			611	1 598 037	1 602 904
credits			612	2 236 492	2 243 968
Accounts payable		620	**620**	3 907 051	3 285 838

including: owing to suppliers and contractors		621	621	2 728 398	1 475 330
precollected revenue		625	622	479 627	347 097
compensation owed to employees		622	623	127 481	512 795
owing to government extra-budgetary funds		623	624	99 112	183 194
taxes and levies owing		624	625	148 731	249 188
owing to other creditors		625	626	323 702	518 234
Outstanding revenue distributions due to participants (founders)		630	630	23 489	22 231
Deferred revenue		640	640	104 182	100 723

1	1a	2	2a	3	4
Provisions for future expenses		650	650	1 667 425	864 645
Other current liabilities		660	660	51 690	23 906
Total for Section V		690	**690**	9 588 366	8 144 215
GRAND TOTAL (line 490 + line 590 + line 690)		700	**700**	32 915 108	33 411 653

Assets recorded on below-line accounts

Filing entry	**Explanations**	**Indicator code**	**Line code**	**At accounting period open**	**At accounting period close**
1	1a	2	2a	3	4
Fixed assets taken on lease		910	901	1 339 129	1 540 836
including: those obtained by way of leasing		911	911	473 546	496 279
Inventories accepted for custody		920	902	91 134	88 538
Goods accepted for sale on a commission basis		930	903	8 930	10 040
Dues from insolvent debtors written off as losses		940	904	659 995	666 307
Collateral received to secure obligations and payments		950	905	11 157	11 087
Collateral provided to secure obligations and payments		960	906	4 605 877	4 506 324
Wear of housing stock		970	907	3 143	2 767
Wear of landscaping facilities and other like amenities		980	908		

Payments for communications services			909	176 677	194 900

Net asset value statement

Filing entry	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets			1000	12 315 474	13 058 260

Chief Executive Officer ____________ **Shejfer A.A.** (Signature) (Signature transcript)

Chief Accountant ________ **Sitnikov A.S.** (Signature) (Signature transcript)

April 27, 2007

VI-7

PROFIT AND LOSS STATEMENT

			CODES
		OKUD Form No. 02	0710002
for	Q1 2007	Date (year, month, day)	2007.03.31
Organization:	OJSC Sibirtelecom (MRK)	OKPO code	01158832
Taxpayer's identification number	5407127828	INN	5407127828
Business:	Telecommunication services	OKVED code	64.20
Corporate structure / ownership structure:	OJSC	OKOPF/OKFS code C	47/16
Quantity unit:	ths. rub.	OKEI code	384

Filing entry	Explanations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenditure for regular business operations					
(Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and other similar obligatory deductions)		010	010	6 336 395	5 283 572
including: proceeds from the sale of communications services			011	6 064 822	5 021 702
Costs of goods, products, works, and services sold		020	020	(4 683 512)	(3 894 892)
including: costs of communications services			021	(4 519 663)	(3 756 571)
Profits / losses from sales (line 010 - line 020)		050	**050**	1 652 883	1 388 680
II. OPERATING REVENUE AND EXPENDITURE					
Interest revenue due		060	060	11 773	6 470
Interest expense payable		070	070	(310 296)	(289 882)
Revenue from equity participation in other organizations		080	080		
Other operating revenue		090	090	1 805 646	268 532

Other operating expenditure		100	100	(2 108 661)	429 948

1	1a	2	2a	3	4
Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100)		140	**140**	1 051 345	943 852
Profit tax (line -151+/- line 152 +/- line 153), including:			**150**	(305 100)	(270 232)
deferred tax liabilities		142	151	(1 022)	(868)
deferred tax assets		141	152	(200 462)	(72 362)
Profit tax for the accounting period		150	153	(103 616)	(197 002)
Profits / losses from regular business operations (line 140 - line 150)		190	**190**	746 245	673 620
IV. EXTRAORDINARY REVENUE AND EXPENDITURE Extraordinary revenue			201	(252 323)	(226 525)
Permanent tax liabilities		200	202	(64 844)	(45 579)
Permanent tax assets		200	203	12 067	1 872

Filing entry	**Explanations**	**Indicator code**	**Line code**	**For the accounting period**	**For the correspon ding period of the previous year**
1	1a	2	2a	3	4
Base profits / losses per share			301	X	X
Diluted profits / losses per share			302	X	X

*** To be completed in annual financial statements**

Breakdown of individual categories of profits and losses

Filing entry	Indicator code	Line code	For the accounting period		The corresponding period of the preceding year	
			profits	losses	profits	losses
1	1a	2	3	4	5	6
Fines, late charges. and penalties acknowledged or which are to be recovered under judgments issued by courts of general jurisdiction or courts of state arbitration		401	891	(83)	924	(86)
Past profits / losses		402	47 627	(92 815)	19 214	(46 932)
Exchange rate differentials in transactions executed in foreign currency		404	7 110	(18 652)	6 579	(1 007)
Deductions towards assessed reserves		405	3 234		18 944	(38 379)
Receivables and payables forgiveness		406	1 093	(1 008)	968	(2 734)

Chief Executive Officer ____________ **Shejfer A.A.** **Chief Accountant** ____________ **Sitnikov A.S.**

(Signature) (Signature transcript) (Signature) (Signature transcript)

April 27, 2007

VII-1

SIBIR TELECOM

Press release

May 03, 2007

Sibirtelecom OJSC presents its results for the 1st quarter of 2007 according to Russian Accounting Standards

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452), the operator of telecommunications services in the Siberian Federal District, presents its results for the 1st quarter of 2007 prepared in accordance with the Russian Accounting Standards (RAS).

➢ Revenues of Sibirtelecom OJSC ("Company") without subsidiaries for the 1st quarter of 2007 amounted to 6,336.4 million rubles, increased by 1,052.8 million rubles or 19.9% against the same period of 2006.

The main factors of revenue change in the reporting period were increase of subscriber base, intrazone and Internet traffic, development of cellular communications.

Revenues from rendering local connection services amount to 44.1% (2,792.5 million rubles) of the Company's revenues. A substantial elements of the Company's revenues are revenues from intrazone telephone communication services (1,293.8 million rubles) and interconnection and traffic transfer services (910.7 million rubles), 20.4% and 14.4% respectively. Revenues from document telecommunications services amount to 11.1% (700.2 million rubles), where 72.5% - revenues from Internet access services. Revenues from cellular communications services amount to 4.0% (253.6 million rubles) of the Company's revenues.

Compared to the same period of 2006 (without subsidiaries):

- increase of revenues from intrazone telephone communication services amounted to 444.7 million rubles or 52.4% due to including into that item since July 1, 2006 revenues of fixed line subscribers' connections to mobile line subscribers in the same settlement and increase of revenues from channel leasing;
- increase of revenues from rendering local connections services amounted to 334.9 million rubles or 13.6%, which is attributed to the increase of rendering services volume and new tariff plans implementation since February 1, 2007 according to subscription fee for urban and rural telephone communications;
- increase of revenues from document telecommunications services amounted to 237.8 million rubles or 51.4% that was mainly caused by increase of broadband access users, increase of Internet access services volume;

- increase of revenues from cellular communications services amounted to 33,4 million rubles or 15.2%.

The Company's revenues structure (million rubles):

Revenue by type	1st quarter 2007	1st quarter 2006	Change	
			Million rubles	%
City and rural telephone connections	2,792.5	2,457.6	334.9	13.6
Intrazone telephone communication	1,293.8	849.1	444.7	52.4
Interconnection and traffic transfer services	910.7	927.3	-16.6	-1.8
Document telecommunications	700.2	462.4	237.8	51.4
including:				
Internet access services	507.3	314.0	193.3	61.6
IP-telephony	38.9	28.2	10.7	37.9
Cellular communications	253.6	220.2	33.4	15.2
Accompanying services for domestic and international long-distance communication operators	158.5	166.0	-7.5	-4.5
Revenues from other sales (types of activity unrelated to main business operations)	113.1	95.8	17.3	18.1
Wire broadcasting	69.4	72.5	-3.1	-4.3
Radio communications, radio and TV broadcasting, satellite communications	31.2	23.6	7.6	32.2
Other communication services (types of activity related to main business operations)	13.4	9.1	4.3	47.3
including:				
Intelligent network services	0.9	1.3	-0.4	-30.8
Total	**6,336.4**	**5,283.6**	**1,052.8**	**19.9**

➢ The Company's expenses (without subsidiaries) for the 1st quarter of 2007 increased by 788.6 million rubles or 20.2% against the same period of 2006 and amounted to 4,683.5 million rubles.

Expenses related to wages, salaries and deduction for social insurance (42.2%), depreciation charges (17.8%), costs related to services of communication operators (11,3%) and other expenses (11.3%) constitute a major share in the total amount of the expenses.

Compared to the same period of 2006 (without subsidiaries):

- increase of expenses related to services to communication operators (except for Rostelecom OJSC) amounted to 338.5 million rubles or 176.4% due to change in relations between telecom operators according to regulatory legal acts in telecommunication branch;

- increase of expenses related to remuneration to employees and social deductions amounted to 208.6 million rubles or 11.8%. Major factor determining this increase was the growth of the average wage size according to situation on the labour market and quarterly assessments to reserve for yearly remuneration payment (according to account policy of the Company for 2007);

- increase of other expenses amounted to 110.6 million rubles or 26.6% mainly caused by increase of expenses for leasing (according to concluded leasing agreements for equipment delivery under the project "Universal service"), assessments to non-state pension fund, agent's fees.

The Company's expenses structure (million rubles):

Costs by type	1st quarter 2007	1st quarter 2006	Change	
			Million rubles	%
Wages, salaries	(1,582.4)	(1,415.6)	(166.8)	11.8
Deductions for social insurance	(394.9)	(353.1)	(41.8)	11.8
Fixed asset depreciation	(833.6)	(764.2)	(69.4)	9.1
Costs related to services of communication operators	(530.4)	(191.9)	(338.5)	176.4
Material cost	(453.9)	(408.6)	(45.3)	11.1
Services of outside companies	(335.7)	(308.4)	(27.3)	8.9
Costs related to services of Rostelecom OJSC	(18.4)	(31.2)	12.8	-41.0
Taxes and fees included in the costs related to day-to-day activities	(7.3)	(5.6)	(1.7)	30.4
Other expenses	(526.9)	(416.3)	(110.6)	26.6
Total	**(4,683.5)**	**(3,894.9)**	**(788.6)**	**20.2**

➢ The increase of the OIBDA in the 1st quarter of 2007 against the same period of 2006 totaled 333.6 million rubles or 15.5%. OIBDA margin – 39.2%.

➢ Operating income totaled 1,652.9 million rubles, having increased by 264.2 million rubles, or 19.0%. The operating margin is 26.1%.

➢ Income before taxation increased by 107.4 million rubles or 11.4% and amounted to 1,051.3 million rubles.

➢ Net income totalled 746.2 million rubles, having increased by 10.8% against the same period of 2006. The net income margin – 11.8%.

Key financial highlights under Russian Accounting Standards (million rubles):

	1st quarter 2007	1st quarter 2006	Change, %
Revenues	6,336.4	5,283.6	19.9
Operating expenses	4,683.5	3,894.9	20.2
OIBDA	2,486.5	2,152.9	15.5
OIBDA margin	39.2%	40.7%	
Operating income	1,652.9	1,388.7	19.0
Operating income margin	26.1%	26.3%	
Income before taxation	1,051.3	943.9	11.4
Net income	746.2	673.6	10.8
Net income margin	11.8%	12.7%	

IR department
Tel./fax +7 (383) 2-191-521
shipitsin@sibirtelecom.ru

VII-2

SIBIR TELECOM

RECEIVED

Press release

May 08, 2007

About alterations in the Financial Statements of Sibirtelecom OJSC

Sibirtelecom OJSC approaches questions of the corporate government in whole and especially the level of the Company's transparency in a responsible manner. The Company considers it reasonable to inform all interested persons about alterations made in the Financial Statements, RAS of 2006.

After the reporting period had been finished in April, 2007 the Company carried out additional control procedures that discovered an error, which had been made during the formation of performance indices of the Financial Statements of 2006 of Sibirtelecom OJSC. In accordance with the acting legislation and upon recommendation of the Company's Auditor – KPMG CJSC, the Company entered the alterations into the Financial Statements, RAS of 2006.

As a result, the sales revenue indicator of the audited financial statements of 2006 is 22,941.8 mln rubles that is 0.6% lower than the indicator of non-audited financial statements of 2006, which was published in the press-release of the Company on April 2, 2007. The alteration of financial results does not exceed 10% of the results published before.

The audited financial statements will be placed on corporate web-site and provided to the interested parties before May 15, 2007 (http://www.sibirtelecom.ru/english/investors/financial.php).

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 43% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.4 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

PR department Sibirtelecom OJSC
tel.: +7 (383) 2191567, 2191576
e-mail: pr@sibirtelecom.ru
www.sibirtelecom.ru

SIBIR TELECOM

Press release

May 08, 2007

The Board of Directors of Sibirtelecom OJSC Gave Recommendations for the Annual General Meeting

On May 8, 2007 a meeting of the Board of Directors was held in the form of the presence of the shareholders, where the following decisions concerning the items of the annual general meeting, scheduled for June 25, 2007 were taken:

The annual report of the Company for the year 2006 was preliminary approved.

The following was recommended to the general meeting of the shareholders:

To approve the annual report, the annual accounting statements, including the Income Statement of the Company for the fiscal year 2006, to allocate the income of the Company according to the results of the 2006 financial year in the following way:

for the payment of dividends 327,595,905 rubles, including:

on preference shares 0.031515 rubles per each share;

on common shares 0.017019 rubles per each share.

for the increase of the equity capital of the Company 926 722 291 rubles.

To pay out dividends on preference and common shares in monetary form. To make payments according to the method indicated in the form of the registered person (by bank transfer, postal order or in cash in cash desks of the Company). To pay dividends to legal entities only by bank transfer. Transfer costs are to be covered by the shareholders.

To determine the following rates (per cents) of assignments for the calculation of the annual remuneration of the members of the Board of Directors, selected at an annual general meeting:

0.26 % (zero point twenty six per cent) of EBITDA of the Company according to the data of financial statements on IFRS for 2007;

0.78 % (zero point seventy eight per cent) of the net profit amount of the Company, allocated for the payment of dividends following the results of 2007.

To approve KPMG OJSC as the auditor of the Company for 2007.

To approve the form and the text of the voting bulletins at the general meeting of the shareholders of Sibirtelecom OJSC.

To make alterations and additions to the Bylaws and the Regulations of the Board of Directors of Sibirtelecom OJSC.

The audit report on accounting of Sibirtelecom OJSC for 2006, the report of the Audit Committee of Sibirtelecom OJSC on the results of the audit of the Company's finance and economic activity, the annual financial statements of the Company and reliability of the data, contained in the annual report of the Company and annual financial statements for 2006 have been taken into consideration.

Indices of the financial statements of the Company, suggested for the approval by the annual general meeting, have been corrected in accordance with the earlier published unaudited financial statements. The changes in the financial results do not exceed 10% of the earlier stated ones.

The audited financial statements will be placed on www.sibirtelecom.ru and provided to the interested parties before May 15, 2007.

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 43% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.4 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

PR department Sibirtelecom OJSC
tel.: +7 (383) 2191567, 2191576
e-mail: pr@sibirtelecom.ru
www.sibirtelecom.ru

VII - 4

Exhibit
To the letter Sibirtelecom OJSC
№_____________ of __.03.2007

NOTE

On the net assets value of
Sibirtelecom OJSC
on 31.03.2007

The net assets value of Sibirtelecom OJSC on 31.03.2007 is RUR 13 058 260 ths.

Chief acoountant
Sibirtelecom OJSC

G. I. Hvochinskaya

Signature

END